As confidentially submitted to the Securities and Exchange Commission on July 15, 2021.
This amended draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Dutch Bros Inc.
(Exact name of Registrant as specified in its charter)

Delaware	5810	87-1041305
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
110 SW 4th Street
Grants Pass, Oregon 97526
(541) 955-4700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joth Ricci
President and Chief Executive Officer
Dutch Bros Inc.
110 SW 4th Street
Grants Pass, Oregon 97526
(541) 955-4700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric Jensen David Peinsipp Alan Hambelton Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Charles L. Jemley Chief Financial Officer Dutch Bros Inc. 110 SW 4th Street Grants Pass, Oregon 97526 (541) 955-4700	Marc D. Jaffe Ian D. Schuman Stelios G. Saffos Latham & Watkins LLP 1271 Avenue of Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.00001 per share.	$	$
(1)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus, dated                          , 2021
PROSPECTUS
            Shares
Class A Common Stock

This is the initial public offering of shares of Class A common stock of Dutch Bros Inc. We are selling            shares of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price for our Class A common stock will be between $              and $              per share. We intend to apply to list our Class A common stock on the               under the symbol “               .”
Following this offering, we will have four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock (each as defined herein). Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share. Each share of Class C common stock is entitled to three votes per share. Each share of Class D common stock is entitled to three votes per share. Dutch Bros Inc. will be a holding company whose sole material asset will be its interest in Dutch Bros OpCo (as defined herein). The number of outstanding Class A common units (as defined herein) of Dutch Bros OpCo will equal the aggregate number of outstanding shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock. Upon the redemption or exchange of Class A common units for shares of Class A common stock or cash, the corresponding shares of Class B common stock or Class C common stock will be canceled. See “Description of Capital Stock” and “Organizational Structure.”
After the completion of this offering, Travis Boersma, our Co-Founder and Executive Chairman, through certain affiliates, will beneficially own approximately       % of the combined voting power of our Class A common stock, Class B common stock, Class C common stock and Class D common stock (or           % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). After the completion of this offering, TSG Consumer Partners, LP, our Sponsor, directly and through affiliated investment funds, will beneficially own approximately       % of the combined voting power of our Class A common stock, Class B common stock, Class C common stock and Class D common stock (or           % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the                        corporate governance standards. See “Management—Controlled Company Exception” and “Principal Stockholders.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 32 to read about factors you should consider before buying our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Dutch Bros Inc.	$	$
__________________
(1)See “Underwriting (Conflicts of Interest)” for additional information regarding compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of Class A common stock from us, at the initial public offering price less the underwriting discounts and commissions.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The shares will be ready for delivery on or about                     , 2021.

BofA Securities	J.P. Morgan	Jefferies

Barclays		Piper Sandler

The date of this prospectus is                       , 2021.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.
Dutch Bros, our Windmill logo (), Dutch Bros. Blue Rebel and our other registered and common law trade names, trademarks and service marks are the property of Dutch Bros OpCo. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

About this Prospectus
Financial Statement Presentation
This prospectus includes certain historical combined and consolidated financial and other data for Dutch Bros OpCo (as defined herein). Immediately following this offering, Dutch Bros Inc. will be a holding company whose sole material asset will be its interest in Dutch Bros OpCo. Dutch Bros Inc. will operate and control all the business and affairs of Dutch Bros OpCo and, through Dutch Bros OpCo and its subsidiaries, conduct our business. Following this offering, Dutch Bros OpCo will be the predecessor of Dutch Bros Inc. for financial reporting purposes. As a result, the consolidated financial statements of Dutch Bros Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of Dutch Bros OpCo. Dutch Bros Inc. will consolidate Dutch Bros OpCo on its consolidated financial statements and record a non-controlling interest related to the OpCo Units held by our Continuing Members (as defined below) on its consolidated balance sheet and statements of income.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Certain Definitions
As used in this prospectus, unless otherwise noted or the context requires otherwise:

•“Blocker Companies”	means certain Pre-IPO OpCo Unitholders that are taxable as corporations for U.S. federal income tax purposes.

•“Blocker Mergers”	has the meaning set forth in “Organizational Structure—Reorganization Transactions—Pre-IPO Exchanges.”

•“Class A common stock”	means Class A Common Stock, par value $0.00001 per share, of Dutch Bros Inc.

•“Class B common stock”	means Class B Common Stock, par value $0.00001 per share, of Dutch Bros Inc.

•“Class C common stock”	means Class C Common Stock, par value $0.00001 per share, of Dutch Bros Inc.

•“Class D common stock”	means Class D Common Stock, par value $0.00001 per share, of Dutch Bros Inc.

•“Class A common units”	means non-voting Class A common units of Dutch Bros OpCo, as defined in the Third LLC Agreement.

•“Class B voting units”	means Class B voting units of Dutch Bros OpCo, as defined in the Third LLC Agreement.

•“Class C voting units”	means Class C voting units of Dutch Bros OpCo, as defined in the Third LLC Agreement.

•“Co-Founder”	means Travis Boersma and affiliated entities over which he maintains voting control.

•“Common Units”	means Common Units of Dutch Bros OpCo, as defined in the Second LLC Agreement, issued and outstanding immediately prior to the Recapitalization.

•“Continuing Members”	means Pre-IPO OpCo Unitholders that hold OpCo Units following the Offering Transactions and their permitted transferees, and not including Dutch Bros Inc. Immediately following the Offering Transactions, the “Continuing Members” will be the Co-Founder and the Sponsor.

•“Dutch Bros OpCo”	means Dutch Mafia, LLC, a Delaware limited liability company, and a direct subsidiary of Dutch Bros Inc. following the Reorganization Transactions.

•“Exchange Tax Receivable Agreement”	means the Tax Receivable Agreement (Exchanges) entered into by Dutch Bros Inc. with the Continuing Members.

•“Offering Transactions”	has the meaning set forth in “Organizational Structure—Offering Transactions.”

•“OpCo Units”	means Class A common units, Class B voting units and Class C voting units, collectively.

•“Pre-IPO Blocker Holders”	means Pre-IPO owners that hold their interests in Dutch Bros OpCo through the Blocker Companies immediately prior to the Reorganization Transactions.

•“Pre-IPO Exchanges”	has the meaning set forth in “Organizational Structure—Reorganization Transactions—Pre-IPO Exchanges.”

•“Pre-IPO OpCo Unitholders”	means Pre-IPO owners that held Common Units and/or Profits Interest Units immediately prior to the Recapitalization.

•“Profits Interest Units”	means PI Units of Dutch Bros OpCo, as defined in the Second LLC Agreement, issued and outstanding immediately prior to the Recapitalization.

•“Recapitalization”	has the meaning set forth in “Organizational Structure—Reorganization Transactions—Recapitalization.”
•“Registration Rights Agreement”	means the Registration Rights Agreement entered into by Dutch Bros and the Sponsor as described in “Certain relationships and related party transactions—Registration Rights Agreement.”

•“Reorganization Agreement”	means the Reorganization Agreement entered into by Dutch Bros and the Sponsor as described in “Certain relationships and related party transactions—Reorganization Agreement.”
•“Reorganization Tax Receivable Agreement”	means the Tax Receivable Agreement (Reorganization) entered into by Dutch Bros with the Pre-IPO Blocker Holders.

•“Reorganization Transactions”	has the meaning set forth in “Organizational Structure—Reorganization Transactions.”

•“Second LLC Agreement”	means the Second Amended and Restated Limited Liability Company Agreement of Dutch Bros OpCo, dated as of September 27, 2018.

•“Sponsor”	means TSG Consumer Partners, L.P. and certain of its affiliates.

•“Stockholders Agreement”	means the Stockholders Agreement entered into by Dutch Bros and the Sponsor as described in “Certain relationships and related party transactions—Stockholders Agreement.”
•“Tax Receivable Agreements”	means the Exchange Tax Receivable Agreement and the Reorganization Tax Receivable Agreement.

•“Third LLC Agreement”	means the Third Amended and Restated Limited Liability Company Agreement of Dutch Bros OpCo, in effect immediately prior to the offering.

•“we,” “us,” “Dutch Bros” and “our”
(1)Prior to the consummation of the Reorganization Transactions and the Offering Transactions, Dutch Bros OpCo and its consolidated subsidiaries; and
(2)After the consummation of the Reorganization Transactions and the Offering Transactions, Dutch Bros Inc. and its consolidated subsidiaries.

Unless indicated otherwise, the information included in this prospectus assumes the following:
•no exercise by the underwriters of their option to purchase up to an additional                shares of Class A common stock from us solely to cover over-allotments.

A LETTER FROM OUR CO-FOUNDER AND EXECUTIVE CHAIRMAN
Coffee is what we do, but it is not who we are.
My brother Dane and I founded Dutch Bros in 1992. We are third-generation dairy farmers, and changes to that industry were making our prospects pretty grim. So we used that reality as motivation to branch out and try something new. Dane and I shared a desire to do something extraordinary together. We bought a double-head espresso machine, cranked up the stereo, threw open the barn doors and started experimenting with coffee beans.
Pretty soon we were selling espresso from a pushcart in downtown Grants Pass, Oregon. That pushcart cost us everything we had at the time. But we got to be ourselves, rock music, make great coffee and hang out with people. It was a dream come true. Quickly we were making over $100 a day, but we were disciplined and took out just enough for our basic needs. We put the money back into the business and let it snowball.
One pushcart became five. We started to appreciate the social power of the musical element and the freedom to do business our own way. In 1994, we bought our first drive-thru. We didn’t know it at the time, but that was our niche and destiny. We had a patio, so people who wanted to hang out and listen to music could, and then we had our drive-thru, which was more convenient for people in a hurry. Around that time, one of our daily customers wanted to take what we were doing to a neighboring town and offered to pay us monthly for the use of the Dutch Bros name. We thought it sounded cool, so we wrote up an agreement and started training him. He opened a location and started performing just as well as we were with our primary spots.
The most important thing for us was building customer loyalty. If we could figure that out, we were winning. So when people would come back day after day, we rolled out the red carpet. Our broistas would have fun trying to make everyone smile and create a magnetic, contagious experience. That lives on in our company. It’s our culture, what we look for in our employees and our differentiator.
We had to learn how to scale the business while maintaining the level of customer experience and loyalty we knew was at the heart of what we do. We turned to franchise partners who were close to the mission and understood what Dutch Bros offers to its customers and communities. From the beginning, they helped us learn, grow, serve our customers and develop our broistas into amazing leaders. In 2008, I made a decision to stop selling franchises to anyone outside the existing Dutch Bros system and decided to grow from within using the leaders our franchise partners helped create. That shift was a game changer for us. In our 30th year in operation, Dutch Bros has expanded from that one pushcart to more than 453 drive-thru coffee locations in 11 states with over 14,000 people employed by us and our franchise partners.
The vision of the company is simple: a bright future. It’s not limited to Dutch Bros, it’s about the whole community and how we can be of value. And not just to our customers’ communities, but also the communities of origin where we source our coffee. It’s about helping people develop and grow. We want to provide opportunities for driven culture cultivators who have the fire to become leaders, who then pass down our values to others.
In 2004, my brother Dane was diagnosed with ALS, a progressive disease that affects nerve cells in the brain and spinal cord. Five years later, ALS would take Dane’s life. But it did not diminish the incredible inspiration I draw from my brother, to carry on and fulfill the dream we had in 1992. I have a personal mission statement that I share with everybody: I, Travis Boersma, see, hear, know and feel that the purpose of my life is to enjoy the journey, to maximize the moment, to be a loving, passionate, inspirational leader that defies the odds, to be a force for God and a force for good, and I hope to meet the man that I am someday when I die, not the man I could have been.
I am inspired by our people, our mission and all the work we’re doing in communities—I hope you are, too. Welcome aboard, fasten your seatbelt—we’re on a rocket ship and I wouldn’t have it any other way. I hope you enjoy this experience as much as I do.
Travis Boersma
Co-Founder and Executive Chairman

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, references to our “common stock” include our Class A common stock, Class B common stock, Class C common stock and Class D common stock.
OUR COMPANY
“Dutch Bros is a fun loving, mind-blowing company making a massive difference, one cup at a time.”
Dutch Bros is a high growth operator and franchisor of drive-thru shops that focus on serving high QUALITY, hand-crafted beverages with unparalleled SPEED and superior SERVICE. Founded in 1992 by brothers Dane and Travis Boersma, Dutch Bros began with a double-head espresso machine and a pushcart in Grants Pass, Oregon. While espresso-based beverages are still at the core of what we do, Dutch Bros now offers a wide variety of unique, customizable cold and hot beverages that delight a broad array of customers. We believe Dutch Bros is more than just the products we serve—we are dedicated to making a massive difference in the lives of our employees, customers and communities. This combination of hand-crafted and high-quality beverages, our unique drive-thru experience and our community-driven, people-first culture has allowed us to successfully open new shops and continue to share the “Dutch Luv.”
Today, we believe that Dutch Bros is one of the fastest-growing brands in the foodservice and restaurant industry in the United States by location count. In the past five years we have increased our shop count from 254 shops in seven states at the end of 2015 to 441 shops in nine states at the end of 2020. In early 2021, we added two additional states, Texas and Oklahoma. As of the end of 2020, 259 of our shops were franchised and 182 were company-operated. Company-operated shops generated a shop-level EBITDA margin, a non-GAAP financial measure, of 29% in 2020, prior to expenses related to the COVID-19 pandemic, resulting in highly attractive returns on our invested capital. While our current franchise partners continue to open new shops in their existing markets, the highly attractive financial returns generated by our new shops, coupled with our desire to ensure our people development and culture, have caused us to focus primarily on company-operated shops as we accelerate our new shop development.
Despite the COVID-19 pandemic and September 2020’s west coast wildfires, systemwide average unit volume (“AUV”) grew approximately 3% during 2020 to approximately $1.7 million. With an average check of approximately $7.50, we are busy from early morning through the end of the day to generate these AUVs. 2020 also represented our fourteenth consecutive year of positive same shop sales growth. In 2020, we generated $327.4 million of revenue, $5.7 million of net income, and $69.8 million of Adjusted EBITDA, a non-GAAP financial measure, resulting in an Adjusted EBITDA margin, a non-GAAP financial measure, of 21.3%. Our Adjusted EBITDA grew from $39.6 million in 2018 to $69.8 million in 2020.
The Dutch Bros Experience
Dutch Bros is entirely focused on delivering on its core values of quality, speed and service in every interaction we have. Every visit to Dutch Bros should feel like a celebration. Broistas are genuinely excited to serve our customers and interested in how they can make their day better. Runners greet customers before they get to the drive-thru window to personalize every order and, when needed, explain our menu. They use tablets to take orders, allowing broistas to sequence the crafting of beverages and manage car throughput in the drive-thru lane, ensuring that quality, speed and service remain consistent throughout the day. Broistas serve our beverages with a smile, an encouraging word or a high-five.

Our Broistas
We believe people are the key to our success, and broistas are the face of Dutch Bros. At Dutch Bros, we embrace a customer-first attitude and use every interaction during the drive-thru experience to connect with our customers. We are committed to attracting and retaining broistas who are passionate about delivering an awesome customer experience each and every day. That begins by hiring the right people. These people are then trained and provided support to enable them to remember our regular customers by name, recall their usual order, have treats ready for four-legged members of the family and know when to offer a complimentary drink to someone having a tough day. There is a hint of magic in the details of the Dutch Bros experience that has built our strong base of recurring, loyal customers and contributed to our sustained growth.
Our Menu
Dutch Bros honors and improves upon the “classics” while sitting on the cutting edge of flavor innovation. Our hand-crafted beverage-focused lineup features hot and cold espresso-based beverages, cold brew coffee products, our proprietary Dutch Bros. Blue Rebel energy drinks, tea, lemonade, smoothies and other beverages curated from the Dutch Bros “secret menu.” Dutch Bros. Blue Rebel can only be found at Dutch Bros shops. This popular afternoon pick-me-up serves as the base of many of our customized beverages and is the main driver of our afternoon daypart. The diversity of the menu is further expanded through customizations like adding “soft-top,” a sweet, creamy whipped topping, to almost any order. Our Private Reserve coffee is a 100% Arabica three bean blend sourced through our in-house coffee roasting facility and extracted using the finest La Marzocco machines to deliver shots of smooth, full-bodied espresso. You would be hard pressed to find the breadth of our unique and highly customized beverages at any other retailer, and we believe the variety, innovation and customization of our menu drives broad demographic appeal and balance throughout the day and across all geographies.
Our Shops
Our business model is built around highly efficient drive-thrus, which place a premium on customer convenience without sacrificing the personal experience. Our new shops are typically 865 to 950 square feet, and we target lots that are at least 25,000 square feet to handle substantial car volume throughout the day. All our shops deploy either a single or double drive-thru window with multiple feeder lanes for traffic flow. Most of shops also have walk-up ordering windows, party patios and escape lanes to prevent unnecessary congestion. Our shops generated best-in-class economics with 2020 systemwide AUVs of approximately $1.7 million and strong company-operated shop-level EBITDA margins of approximately 29%, prior to expenses related to the COVID-19 pandemic, creating impressive returns on invested capital. As of December 31, 2020, 99% of our mature company-operated shops generated positive shop-level EBITDA, and 91% of shops open more than fifteen months generated shop-level EBITDA margins, a non-GAAP financial measure, above 20%.
Our Long-Term Franchise Partners
Historically, Dutch Bros used a franchising strategy alongside company-operated shop development to drive growth in select markets. Over time, as we decided to grow more from within, we only offered franchise partnership opportunities to the highest-quality employees within our network. In 2008, we stopped selling franchises to people that did not come from within our system. In 2017, we decided to stop franchising altogether and moved to a company-operated strategy with all operators recruited from within our system. While we maintain great relationships with our existing franchise partners and they continue to open new shops as they look to infill their high-demand markets, the majority of our growth is expected to continue to come from company-operated shops.
Our Commitment to Our Communities
Since our inception, we have been dedicated to giving back to the communities in which we serve, and we consider our brand to be a powerful platform for social impact. Today, we host three company-wide givebacks each year (“Dutch Luv,” “Drink One for Dane” and “Buck for Kids”) and our operators and franchise partners are empowered to create their own local, shop-specific giveback programs to build relationships within their communities. In 2020, Dutch Bros donated approximately $                 across multiple causes, including $2.0 million to benefit COVID-19 first responders. A culture of philanthropy and giving back to build better communities permeates the entire Dutch Bros organization, energizing both our broistas and customers alike.
Our Growth
Despite being an established, time-tested brand, Dutch Bros is still in the early stages of rapid growth as we strategically expand our footprint in existing markets and enter new markets. We plan all our new shop growth around existing, high-performing Dutch Bros broistas ready to assume leadership roles and eventually become shop managers and then operators. We believe this ensures a consistent experience and extends our culture in all our shops and markets. In the first half of 2021, we successfully entered Texas and Oklahoma by promoting leaders from within and achieved record-breaking sales in these new markets. While it is still early, these shops, nearly 2,000 miles from our company headquarters in Oregon, have thus far demonstrated average shop sales above our systemwide sales. The professional development of our broistas helps drive our success and our compelling retention rates—85% of our shop managers have been with us for more than a year.
Over the last several years, we executed critical, infrastructure-building corporate investments to position us for future growth, investing more than $29 million since 2015 in various initiatives, including: our loyalty app, ERP and HRIS tools, an enterprise-based point of sale tool for all shops in the system, expansion of capacity in our Grants Pass, Oregon roasting facility and the addition of industry experts to our leadership team. We made these foundational investments in our organizational infrastructure and employees to support future new shop growth.
Our brand experience and deliberate approach to advancement from within has enabled strong and consistent growth and financial performance:
•Systemwide shops grew from 328 in seven states at the end of 2018 to 441 in nine states as of the end of 2020. This represents a 16% compound annual growth rate (“CAGR”);
•Company-operated shops grew from 37 at the beginning of 2018 to 182 as of December 31, 2020;
•Revenue grew from $186.0 million in 2018 to $327.4 million in 2020, representing a CAGR of 33%;
•Adjusted EBITDA grew from $39.6 million in 2018 to $69.8 million in 2020; and
•Net income decreased from $21.2 million in 2018 to $5.7 million in 2020, primarily as a result of non- cash equity-related expenses we began recording in 2019, which were $35.1 million in 2020. Going forward, we anticipate ongoing non-cash equity-related expenses from the time-based vesting of Profits Interest Units. Previous expense recognition includes only this time-based vesting of Profits Interest Units. For the performance-based vesting of Profits Interest Units, when the achievement of the predetermined performance criteria becomes probable, expense for that vesting will be fully recognized.

COVID-19, WEST COAST WILDFIRES AND THE EXCEPTIONAL PERFORMANCE OF OUR PEOPLE IN 2020
The COVID-19 pandemic made 2020 a challenging year for businesses, particularly in the foodservice and restaurant industries. Dutch Bros leadership once again leaned into our mission to make a massive difference and took immediate action to protect the health and safety of our employees and customers. That action included implementing all operating protocols dictated by state and local guidelines and instituting strict health and safety practices. In keeping with our people-first culture, we supported our employees by offering an additional $3 per hour in the form of “Thank You pay,” as well as paid COVID-related leave. We also supported the communities we serve by donating $2 million to first responders working to keep everyone safe through the pandemic.
Dutch Bros faced additional challenges in 2020 when wildfires swept through Oregon and nearby states, burning communities, impacting air quality and forcing shops to reduce staff or, in some instances, temporarily close. While it was a challenging environment, our drive-thru operating model proved highly resilient by providing our customers with a safe and convenient way to visit, buy a beverage and make a personal, human connection in a time of crisis. Despite the turmoil in 2020, we were able to post strong revenue growth of 37%, reflecting both positive same shop sales of 2% and 113 net new shop openings over the past two years.

2020 Monthly Same Shop Sales
__________________
(1)In February 2020, Dutch Bros experienced a favorable rollover event, driven by unseasonably mild winter weather rolling over severe winter storms in February 2019.
(2)Each month, we have a popular customer event called a “sticker day” where customers receive a Dutch Bros sticker when they order a beverage. During the month of December 2020, we had four stickers days, compared to one sticker day in December 2019.
The challenging events of 2020 also provided an opportunity to accelerate our evolving digital transformation and improve on our highly popular paper stamp card loyalty program. In early 2021, Dutch Rewards was introduced exclusively through our new mobile app and within the first two months of launch attracted approximately 1.6 million member activations, making it one of the most downloaded free mobile applications on the Apple platform in the Food & Drink category, behind only DoorDash and McDonald’s. The digital initiatives that come with Dutch Rewards have created a more streamlined experience for our customers while dramatically enhancing our insights into customers’ recurring purchase behavior.

OUR OPPORTUNITIES TO TAKE MARKET SHARE
Through a broad and customizable product offering, Dutch Bros provides customers with a wide variety of hot and cold beverages throughout the day. As a result, we believe we can capture share of any experience where customers seek to consume great beverages on the go. We see a market share opportunity within the approximately $36 billion coffee category, the approximately $36 billion convenience store business and the broader approximately $239 billion quick service restaurant (“QSR”) category where beverages are sold. Customers are increasingly seeking new and differentiated beverages and the ability to customize these beverages with a multitude of flavor options. Customers look to Dutch Bros for the convenience of a drive-thru and the personal interaction they know they will get with a broista. We believe there are very few competitors of scale that sit at the intersection of quality and convenience and none that deliver the extraordinary Dutch Bros experience.
OUR COMPETITIVE STRENGTHS
We believe the following competitive strengths have been the key drivers of the success we have achieved over the past few decades and place Dutch Bros in a position of strength to grow in the future:
A Powerful, Authentic Brand that Shares the “Luv”
Since its founding, Dutch Bros has served millions of customers whose circumstances are often different but who share a common desire to connect. Whether in the form of a hand-crafted beverage customized just for you, a conversation or a community giveback, the Dutch Bros brand delivers.
•Fun-Loving. Culture is everything at Dutch Bros and every visit should be a celebration. Our broistas work hard and care deeply, creating a culture of fun and positivity for our customers and communities. We believe customers choose to make Dutch Bros part of their lives because of the hand-crafted drinks and the joy we bring to their everyday routines.
•Mind Blowing. Dutch Bros makes every visit an extraordinary experience. Customers are drawn to our unique mission-driven brand, products, customer service and people-first culture. Every experience is tailored for the customer, resulting in enthusiastic brand ambassadors. Those ambassadors generate strong word-of-mouth and a dedicated following on social media that extend our brand awareness beyond our geographic footprint.
•Making a Massive Difference. Dutch Bros was built on the dream of making a massive difference. We realize that dream through our philanthropy and commitment to our communities. Dutch Bros has created a powerful platform for social impact, hosting three annual company-wide anchor events, as well as local givebacks. Company leadership, franchise partners and local operators are dedicated to building deeper connections within the communities we serve.
•One Cup at a Time. Dutch Bros offers up a wide-ranging product portfolio, hand-crafted and customized for every customer. We serve espresso-based coffee, cold brew, our proprietary Dutch Bros. Blue Rebel energy drink, smoothies, teas and lemonades in a variety of flavors, temperatures and blends. Every drink is made with quality products and created with the customer in mind.
We have built a disciplined brand strategy centered on people. We strive to inspire our employees, amplify our social impact, deliver convenience and friendly service through our shops and stay connected through our digital initiatives.
Strong People Systems that Drive Company Culture and Fuel Our Shop Growth
At Dutch Bros, we sell hand-crafted beverages, but our success is driven by our understanding that this is a relationship business. One of the most important relationships we have is with our employees. The strength of this relationship is demonstrated by outstanding retention where, as of March 31, 2021, more than 47% of our company-operated employees have been with Dutch Bros for more than a year, and 100% of shop managers for the 150 new systemwide shops opened in the past three years were existing broistas promoted from within. Our unwavering commitment to employees is exhibited through a focus on hiring the right people, leadership training, ongoing mentorship and the opportunity for longer-term careers with real prospects for advancement. Our employees are proud to be part of the Dutch Bros community and look forward to coming to work every day. We plan for all shops in new communities to be led by existing employees stepping up into leadership roles, making them critical to our future success.
We promote from within through the Dutch Bros Leadership Pathway program, which provides a clear path from broista to manager to operator. Operators have consistently lived and demonstrated our core values for years while proving they have a heart for leadership and mentorship, making them best positioned to operate new shops. As of the fourth quarter of 2020, we had over 200 qualified operators in our people pipeline with an average tenure of 6.5 years. Our fluid promotion pipeline draws from both our company and franchise partners’ employees. We provide an opportunity for qualified candidates to succeed by allowing franchise employees to grow through new company-operated shops alongside our company employees. Approximately 65% of our qualified candidates for promotion came from our franchise partners as of the fourth quarter of 2020.
Our Highly Engaged Customer Following
We believe our vibrant culture, the personal connections created by our broistas and an extensive menu help make Dutch Bros a frequent experience for our customers, many of whom visit multiple times a day. We have proven our ability to succeed in a variety of markets and geographies, throughout the dayparts and to a wide demographic as shown in our diverse product and daypart mix below.
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(1)For the year ended December 31, 2020.
At Dutch Bros, we are always looking for ways to enhance engagement with our customers. In early 2021, we launched Dutch Rewards through our new mobile app. Unlike our legacy paper stamp card rewards program, Dutch Rewards provides customers the ability to earn points based on what they spend, rather than the number of visits. Dutch Rewards is designed to increase throughput while streamlining the process for customers and helping broistas focus more on creating connections. Our app lives up to our core value of speed—one scan of the app is all the customer needs to do to complete their transaction. Meanwhile, broistas have all the information they need to help blow the customer's mind. In the first two months of the app’s launch, over 1.6 million Dutch Rewards members activated accounts.
Customizable and Uniquely Curated Beverages With a Singular Focus on Drive-Thru Convenience
With nearly three decades focusing solely on beverages and drive-thrus, we believe Dutch Bros is the experiential leader in drive-thrus. We are capable of handling tremendous sales volumes throughout the day by getting customers through the line quickly and efficiently while maintaining a personal connection. Since our founding, we have focused on delivering three things:
•Quality in Everything We Do
Our menu is focused on quality and variety. We serve espresso-based coffee, cold brew, our proprietary Dutch Bros. Blue Rebel energy drinks, smoothies, teas and lemonades. We then offer customizable flavors, temperatures and blends that can be combined in a seemingly infinite number of ways. You tell us how you want your drink, not the other way around. We also offer a “secret menu” of unique beverages that give customers the chance to try something new. We ensure the quality of our coffee by roasting our private reserve coffee blend in-house at our own roasting facility.
•Speed is Critical
Convenience is key to making our brand highly accessible and we have always believed in the unique customer value proposition of our drive-thrus. This highly efficient, beverage-focused operating model provides a consistently rapid, on-the-go experience with enhanced personalization. We also invest in our digital capabilities to consistently offer best in class speed and customer convenience. Our reliability allows customers to make Dutch Bros a part of their everyday routines and drives brand loyalty.

•Service that is Genuinely Dutch Bros
Our broistas make each trip to Dutch Bros an incredible experience and add a personal touch to every visit. Whether they're taking orders in the line or handing drinks out the window, broistas are focused on two things—connecting with each customer and serving up a perfectly hand-crafted drink. Our drive-thru focus and line-busting models support that and are unique differentiators in the industry.
Highly Consistent and Highly Attractive Unit Economics
Our drive-thru model, dedicated to beverages, generates substantial throughput evidenced by outstanding sales volumes, consistent and strong shop level EBITDA margins and high return on investment. In 2020, despite the challenges of COVID-19 and wildfires, our AUVs were approximately $1.7 million, which we believe is one of the highest for a beverage-focused concept, with an average check of approximately $7.50. The optimized new shop prototype we have built over the past several years is specifically designed to capture demand during peak hours, generating approximately 40% higher sales volumes than many of our older legacy locations. Our efficient shop prototype is approximately 865 to 950 square feet and we target at least 25,000 square foot lots to accommodate our robust drive-thru operations. The small building footprint provides increased flexibility in lot selection as we continue to seek the best locations in existing and new markets.
This flexible and capital-efficient real estate model targets total project costs per shop in the range of approximately $                to $                 million. Our focus is always best site, and depending on the lease type available, our typical cash investment ranges from a $                million contribution in build-to-suit arrangements to a commitment of the entire project costs in the case of a ground lease. We target AUVs in the $                 to $                 million range and year-2 shop-level EBITDA margins in the                % to                % range, which realize a year-2 cash-on-cash return of                 % to                 % depending on the lease arrangement noted above. The strength of these returns is one aspect of our strategic decision to focus more on company-operated shop growth going forward.

	Built-to-Suit		Ground Lease
	Low	High	Low	High
($ in millions)
Total Project Cost
Dutch Bros Cash Contribution Toward Project Cost

Plus: Pre-opening
Dutch Bros Total Cash Outlay

Target AUV
Target Shop Level EBITDA Margin
Target Year-2 Cash-on-Cash Return
Portable Model That Has Succeeded Across Geographies
While Dutch Bros may have started in a small town in Oregon, the brand and business model have demonstrated national portability, generating strong and consistent performance in a wide variety of markets. Dutch Bros has proven successful across 10 states as of March 31, 2021, with diverse demographics and geographies including Oregon, Washington, Idaho, California, Arizona, Nevada, Utah, Colorado, New Mexico and Texas. We have continued to enhance and refine our drive-thru model and market development strategies, and the volumes we are achieving in our newest markets are at or above the volumes of our legacy markets. While it is still early, our first shops opened in Texas and Oklahoma in the first half of 2021, nearly 2,000 miles from our company headquarters in Oregon, have thus far demonstrated average sales above those systemwide.
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(1)Shops in Oregon are approximately 500 square feet, compared to a system average (excluding Oregon) of 650 square feet. Dutch Bros has also created and optimized a larger footprint store (865-950 square feet) to support higher throughput.
(2)AUV is annualized based on sales since shops opened and excludes first four weeks of grand opening sales.
Engaged Co-Founder and Experienced Leadership Team
Our relentless commitment to excellence and family-oriented culture are driven by our passionate management team under the leadership of Co-Founder and Executive Chairman Travis “Trav” Boersma. Trav and his brother co-founded Dutch Bros with the goal of making a massive difference in the lives of employees and customers, alongside an uncompromising focus on quality and transcendent service, all while having fun. Trav is focused on ensuring the culture of Dutch Bros is maintained and enhanced as we grow, and he has surrounded himself with leaders with direct experience in beverage and retail. Joth Ricci, our President and Chief Executive Officer, has been with Dutch Bros for more than two years and has 21 years of coffee retail and beverage industry experience and 30 years of consumer products industry experience. Charles Jemley, our Chief Financial Officer, has been with Dutch Bros since January 2020 and has almost three decades of prior industry experience at Starbucks and Yum! Brands. Other members of our executive leadership team have been with Dutch Bros for over 12 years on average, bringing high growth, franchise and sector expertise.
The strength of our management team and the corporate culture they foster can be seen through our accolades: we have been ranked the #1 employer in The Oregonian’s top workplaces three years in a row. We believe our leadership team’s dynamic energy and family spirit has created a unique and supportive culture through which we can fulfill our mission to make a massive difference one cup at a time. The strength of our team extends well beyond our executives. We strive to ensure continuity in the execution of our strategy by training a pipeline of future leaders who are familiar with our mission and community focused culture and values.
OUR GROWTH STRATEGIES TO SHARE THE “DUTCH LUV”
Dutch Bros is in the very early stages of its growth story with tremendous potential. We intend to expand our business and positive community impact by executing the following growth strategies:
Continue to Attract and Develop Great People, Who Are Our Growth Capital
Dutch Bros has an uncompromising and consistent focus on building our brand, which we believe starts with our employees. We continuously invest in our team, by identifying quality members of the Dutch Bros family who exemplify the Dutch Bros personality at every level, from broistas to operators to executive management. We have invested in an online learning management software, Dutch Bros University, to preserve our core values and create and share best practices as we scale. We believe our training comes to life when our employees are empowered to demonstrate and cultivate our culture and live our mission, every day. We aim to develop our employees with robust internal training and career advancement programs that supply Dutch Bros with a deep bench of talented operator candidates, striving for larger roles and embracing and maintaining our distinct culture as we grow.
In both new and existing markets, we reinforce our culture by promoting only veteran Dutch Bros broistas to lead every new shop. They are passionate about the culture, know how to successfully deliver the Dutch Bros experience and have real pride in their own career development. Our people systems are designed to maintain the Dutch Bros culture as we scale, enabling us to continue making a positive impact in new communities and continue providing career development opportunities for employees. We believe our talented employees are the “pace car” for our new shop growth and sustained success, and as such, we are committed to finding, training and retaining the best people. If we maintain and grow our pipeline of motivated broistas, finding the real estate will be the easy part of our growth.
This strategy’s success is exemplified by our successful shop opening in Lubbock, Texas. The Lubbock shop opened its doors in April 2021 and is managed by a broista-turned-operator who has been a part of the Dutch Bros family for almost eight years. Each successful opening is supported by broistas from existing locations who join together to reinforce Dutch Bros culture, train new employees and teach customers about the Dutch Bros menu. In 2021, we have hired approximately 50 new broistas for each new shop through in-person introductions and “Hiring Parties,” where the pool of candidates has exceeded 200 people on average. New hires participate in a 12-day training program and shadow our experienced broistas before permanently taking over the new shop as the traveling team members return to their home markets.
Open New Shops Wherever People Want Great Beverages
As of March 31, 2021, we had 453 shops across 10 states, 191 of which were company-operated and 262 of which were operated by our franchise partners. Based on our internal analysis and third-party research conducted by Quantitative Analysis, we believe there is long-term potential for at least 4,000 Dutch Bros locations in the United States. We currently have a strong new shop pipeline that includes over           shops and supports our growth for approximately the next           years. These new openings are expected to be in both existing markets where there is unfulfilled consumer demand and new markets waiting to experience Dutch Bros. In considering new shop locations, we focus on detailed analytics that indicate that the revenue potential of the trade area meets our criteria for unit-level returns.
Our Real Estate Development team then prospects potential sites within the target trade zone to identify the best locations. We target lot sizes that allow for adequate traffic and customer flow and facilitate details like a double drive-thru with an escape lane on the site with proper curb appeal. Given our flexible footprint and the draw of the Dutch Bros brand, there are often many site locations within each market that we believe can deliver our desired target economics, allowing us to be both selective and adaptable to local real estate market conditions. Once a new site is developed, the shop opening process kicks off preparation for a friends and family night and grand opening day. These openings are special celebrations that mark the graduation of our career Dutch Bros broistas to operators, giving them the opportunity to introduce Dutch Bros to new communities.
•Build Scale within Our Existing Footprint
The lines at our existing shops, fourteen consecutive years of positive same shop sales growth and recent customer research all validate the significant demand for Dutch Bros growth in our existing markets. In the past three years, 75% of the shops that we have opened were in existing markets. Over the same period, we maintained positive same shop sales growth in these existing markets even as our number of shops in these markets increased almost 50%. To ensure the best and most consistent customer experience throughout the day, we proactively open strategic in-fill shops to both reach new customers and alleviate capacity constraints at nearby existing shops. While company-operated shop growth is expected to significantly outpace franchise shop growth in the future, we anticipate that our existing franchises will continue to grow by strategically in-filling locations within their markets. Many of our franchise partners have long runways for growth in their markets.

•Enter and Scale New Markets
We have demonstrated the relevance and portability of the Dutch Bros brand as evidenced by success in 10 U.S. states as of March 31, 2021, and we believe the whitespace for the Dutch Bros experience extends nationwide. Our brand strength, well-developed people pipeline, corporate infrastructure, existing shop performance and attractive unit economic model underpin our significant opportunity to execute our new market shop growth strategy. Prior to entering new markets, we develop a comprehensive market plan that plots a clear path for future development. As we develop the first sites, we are actively contemplating the next several sites. Each new Dutch Bros shop opening propels our brand awareness well beyond our existing shop footprint. Our recent new market shop openings in Texas and Oklahoma have performed at or above the volumes of our legacy markets.
Systemwide Shop Count as of March 31, 2021
Increase Brand Awareness and Encourage Deeper Customer Engagement
One of the strongest drivers of Dutch Bros brand awareness is word-of-mouth advocacy from our customers. Our commitment to our people encourages them to become enthusiastic brand ambassadors and we believe that their visible love for the brand is infectious. In a 2020 internal quantitative research study survey, 77% of respondents in our existing markets were aware of Dutch Bros and our advertising costs represented only 4% of total revenue in 2020. We believe this shows the opportunity to drive growth as customers in our existing and new markets continue to discover our brand.
We intend to enhance our digital and social media footprint to allow our passionate customers and crews to engage with Dutch Bros across multiple channels by sharing experiences with friends and family. To further support our customer engagement, we plan to continue building deep connections within the communities we serve. As part of that effort, we will always prioritize our social impact, bringing us closer to the people we serve.
The launch of our Dutch Bros Reward app in 2021 contributed to increased Dutch Bros brand awareness. Within the first two months of its launch, the Dutch Bros app attracted approximately 1.6 million member activations and rapidly rose to the third most downloaded free mobile application in the Apple App Store in the Food & Drink category, behind only DoorDash and McDonald’s. Our digital presence enables us to serve customers unique beverage-focused content, information related to our social impact initiatives and new ways to engage with Dutch Bros. As a people-focused company, we believe the Dutch Rewards program provides an opportunity to connect with customers, learn more about them and enhance our relationships with them. The Dutch Bros app also allows us to learn from our interactions by gathering and collecting actionable business intelligence.
Invest in and Use Digital Technology to Improve the Customer Experience
At our core, we are in the people business and believe the purpose of technology should be to remove friction in our customer interactions, thereby providing opportunities to create deeper connections and a better service experience. We will continue to invest in digital and technology capabilities to improve the customer experience and better understand our customers’ needs through the following initiatives:
•Improve Speed and Efficiency
Service at Dutch Bros does not just happen at the window. We are in the early stages of integrating technology throughout our business to optimize speed and efficiency while maintaining the unique Dutch Bros experience. We will continue to invest in the right technologies to evolve our model to best serve our growing number of customers. Delivering beverages efficiently and building customer relationships is our priority.
•Menu Innovation Based on Customer Insights
Traditionally, our menu innovation has been driven by our product development team and our broistas, who are empowered to identify evolving customer preferences. We intend to build and leverage our customer data and insights to track and analyze transactions, including customized beverages, to refine our menu and “secret menu” offerings. Our evolving premium and customizable beverages increase guest spend, drive new business and encourage frequent visits among new and legacy customers.
Expand Margins Through Operating Leverage
Over the last several years, Dutch Bros has invested in corporate infrastructure to stay one step ahead of the growth trajectory we expect in shops and sales. We have flexibility around many of our input costs and we have developed a procurement system that allows for adaptability and scalability. The combination of our unique state-of-the-art coffee roasting facility in Grants Pass, Oregon and our strong relationships with several co-manufacturers provides us with the flexibility to increase our production capacity in a way that is both scalable and highly cost-effective. We expect to add additional capacity to support our expansion and supply chain long-term by investing in a second centrally located roasting facility in the Midwest region of the United States. We anticipate leveraging our corporate costs over time to enhance our margins, as we expect selling, general and administrative expenses to grow at a slower rate than our shop base and revenue. By optimizing our infrastructure and leveraging our scale efficiencies, we can further enhance our profitability as we grow our shop base.
Summary Risk Factors
Investing in our Class A common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as further described below. The occurrence of any such risks could adversely affect our business, financial condition, results of operations and prospects. The principal factors and uncertainties that make investing in our Class A common stock speculative or risky include, among others:
•Evolving consumer preferences and tastes may adversely affect our business.
•Our financial condition and quarterly results of operations are subject to, and may be adversely affected by, a number of factors, many of which are also largely outside our control and as such our results may fluctuate significantly and may not fully reflect the underlying performance of our business.
•We may not be able to compete successfully with other coffee shops, QSRs and convenience shops, including the growing number of coffee delivery options. Intense competition in the foodservice and restaurant industry could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.

•Our failure to manage our growth effectively could harm our business and operating results.
•Our inability to identify, recruit and retain qualified individuals for our shops could slow our growth and adversely impact our ability to operate.
•Our shops are geographically concentrated in the Western United States, and we could be negatively affected by conditions specific to that region.
•Interruption of our supply chain of coffee, flavored syrups or other ingredients and packaging could affect our ability to produce or deliver our products and could negatively impact our business and profitability.
•Increases in the cost of high-quality arabica coffee beans or other commodities or decreases in the availability of high-quality arabica coffee beans or other commodities could have an adverse impact on our business and financial results.
•We are increasingly dependent on information technology and our ability to process data in order to operate and sell our goods and services, and if we (or our vendors) are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if we fail to comply with our commitments and assurances regarding the privacy and security of such data, our operations could be disrupted, our ability to provide our goods and services could be interrupted, our reputation may be harmed and we may be exposed to liability and loss of customers and business.
•Pandemics or disease outbreaks such as COVID-19 have had, and may continue to have, an effect on our business and results of operations.
•Our success depends substantially on the value of our brands and failure to preserve their value could have a negative impact on our financial results.
•Food safety and quality concerns may negatively impact our brand, business and profitability, our internal operational controls and standards may not always be met and our employees may not always act professionally, responsibly and in our and our customers’ best interests. Any possible instances or reports, whether true or not, of food and/or beverage-borne illness could reduce our sales.
•Changes in the availability of and the cost of labor could harm our business.
•Our culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the high employee engagement fostered by our culture, which could harm our business.
•Our Co-Founder and Sponsor will continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.
•Upon the listing of our Class A common stock on the                           , we will be a “controlled company” within the meaning of the                       rules and, as a result, will qualify for, and intend to rely on, exemptions and relief from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
•Our growth strategy depends in part on opening new shops in existing and new markets. We may be unsuccessful in opening new shops or establishing new markets, which could adversely affect our growth.
•Our operating results and growth strategies are closely tied to the success of our franchise partners and we have limited control with respect to their operations. Additionally, our franchise partners’ interests may conflict or diverge with our interests in the future, which could have a negative impact on our business.

•We have identified a material weakness in our internal control over financial reporting. If we are unable to remedy our material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our Class A common stock price.
Organizational Structure
In connection with the consummation of this offering, we will effect certain reorganizational transactions subsequent to which we will conduct our business through what is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering.
Following the consummation of the Reorganization Transactions and the Offering Transactions (as more fully described under “Organizational Structure”), we will be a holding company. Our sole material asset will be our equity interest in Dutch Bros OpCo which, through its direct and indirect subsidiaries, conducts all of our operations. Because Dutch Bros Inc. will be the sole managing member of Dutch Bros OpCo, we will indirectly operate and control all of the business and affairs (and will consolidate the financial results) of Dutch Bros OpCo and its subsidiaries.
Prior to the consummation of the Reorganization Transactions, the capital structure of Dutch Bros OpCo consists of two classes of membership interests: Common Units and Profits Interest Units.
In connection with the completion of this offering, we will complete a series of reorganization transactions, including: (i) the amendment and restatement of the Second LLC Agreement, to, among other things, effect a recapitalization in which (x) the outstanding Common Units are converted into Class A common units paired with an equal number of either Class B voting units or Class C voting units, and (y) the outstanding Profits Interest Units are converted into Class A common units; (ii) the amendment and restatement of the Dutch Bros Inc. certificate of incorporation to, among other things, authorize four classes of common stock; (iii) Dutch Bros Inc.’s acquisition of Class A common units and Class C voting units held by the Blocker Companies pursuant to the Blocker Mergers; (iv) the Pre-IPO OpCo Unitholders’ contribution of Class A common units, Class B voting units and Class C voting units to Dutch Bros Inc. in exchange for Class A common stock, Class B common stock and Class C common stock; and (v) Dutch Bros Inc.’s designation as managing member of Dutch Bros OpCo. See the sections titled “Organizational Structure—Reorganization Transactions” and “Certain Relationships and Related Party Transactions” for additional information.
Prior to the completion of the Offering Transactions, Dutch Bros Inc. will enter into two Tax Receivable Agreements: (i) the Exchange Tax Receivable Agreement with the Continuing Members and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These Tax Receivable Agreements will provide for the payment by Dutch Bros Inc. to such Continuing Members and Pre-IPO Blocker Holders of               % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreements. See the sections titled “Risk Factors—Risks Related to Our Organizational Structure,” “Organizational Structure,” and “Certain Relationships and Related Party Transactions” for additional information regarding the Tax Receivable Agreements.
Subject to the terms and conditions of the Third LLC Agreement, the Continuing Members will have the right, after the 180-day anniversary of the completion of this offering, to have Dutch Bros OpCo redeem their Class A common units for shares of Class A common stock on a one-for-one basis or a corresponding amount of cash, in either case, contributed to Dutch Bros OpCo by Dutch Bros Inc., unless Dutch Bros Inc. elects, in its sole discretion, to effect such transaction as a direct exchange with the relevant Continuing Member. Upon any such redemption or exchange of Class A common units, the corresponding shares of Class B common stock or Class C common stock held by such Continuing Member will be canceled.

Our Sponsor
Our Sponsor is a leading private equity firm focused exclusively on the branded consumer sector. Since its founding in 1987, our Sponsor has been an active investor in the food, beverage, restaurant, fitness, beauty, personal care, household, apparel & accessories and e-commerce sectors. Representative past and present partner companies include Planet Fitness, IT Cosmetics, REVOLVE, Duckhorn, BrewDog, Canyon Bicycles, Pabst, Backcountry, Power Stop, vitaminwater, thinkThin, popchips, Stumptown, Smashbox Cosmetics and e.l.f. Cosmetics.
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After the completion of this offering, our Co-Founder, through its holdings of Class B common stock, will beneficially own approximately      % of the combined voting power of our Class A common stock, Class B common stock, Class C common stock and Class D common stock (or                % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and our Sponsor through its holdings of Class C common stock and Class D common stock, directly and indirectly through affiliated investment funds, will beneficially own approximately       % of the combined voting power of our Class A common stock, Class B common stock, Class C common stock and Class D common stock (or                % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Each share of Class A common stock entitling the holder to one vote, each share of Class B common stock entitling the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock represents at least               % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share, provided that the number of votes per share may be adjusted from time to time in accordance with our amended and restated certificate of incorporation, as required to prevent the holders of Class B common stock from holding, in the aggregate, 80% or more of our aggregate voting power at any time) on all matters on which stockholders are entitled to vote generally, each share of Class C common stock entitling the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represent at least              % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders are entitled to vote generally and each share of Class D common stock entitling the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represent at least            % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class D common stock into shares of Class A common stock) on all matters on which stockholders are entitled to vote generally. As a result, we will be a “controlled company” within the meaning of the                 corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all these corporate governance requirements. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on the                       , we will be required to comply with these provisions within the applicable transition periods.
Corporate Information
Our principal executive offices are located at 110 SW 4th Street, Grants Pass, Oregon 97526. Our telephone number is (541) 955-4700. Our website address is http://www.dutchbros.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act,”), our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.
See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We are an “emerging growth company,” and we intend to comply only with reduced disclosure requirements applicable to emerging growth companies. As a result, our Class A common stock could be less attractive to investors.”

The Offering

Issuer	Dutch Bros Inc.

Class A common stock offered by Dutch Bros Inc.	shares (plus up to an additional shares at the option of the underwriters to cover over-allotments).

Option to purchase additional shares of Class A common stock	We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to additional shares of our Class A common stock at the initial public offering price, less estimated underwriting discounts and commissions.

Class A common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class A common stock outstanding after this offering assuming redemption of all Class A common units held by the Continuing Members and conversion of all shares of Class D common stock held by the Pre-IPO Blocker Holders, in each case, for Class A common stock	shares.

Voting power held by investors in this offering after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by our pre-IPO owners after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Use of proceeds	We estimate that the net proceeds to Dutch Bros Inc. from this offering, after deducting estimated underwriting discounts and commissions, will be approximately $ million (or $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Dutch Bros OpCo will reimburse Dutch Bros Inc. for or bear all the expenses payable by it in this offering. We estimate these offering expenses (excluding the estimated underwriting discounts and commissions) will be approximately $ million.

Dutch Bros Inc. intends to use the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase          newly issued Class A common units from Dutch Bros OpCo for approximately $      million (or          Class A common units for $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The foregoing purchase of Class A common units will be made at a price per unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount. The number of outstanding Class A common units of Dutch Bros OpCo will equal the aggregate number of outstanding shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock. See “Organizational Structure—Offering Transactions.”

Dutch Bros OpCo expects to use the proceeds it receives from us from this offering:
•to repay the entire aggregate principal amount of our credit facility, for approximately $      million, including related prepayment premiums and accrued interest; and
•to the extent there are remaining proceeds, for general corporate purposes.

See “Use of Proceeds.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Immediately following the consummation of this offering, the Co-Founder will hold all the outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights, but each share will entitle the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock represents at least % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share, provided that the number of votes per share may be adjusted from time to time in accordance with our amended and restated certificate of incorporation, as required to prevent the holders of Class B common stock from holding, in the aggregate, 80% or more of our aggregate voting power at any time) on all matters on which stockholders are entitled to vote generally. Immediately following the consummation of this offering, our Sponsor will hold all the issued and outstanding shares of our Class C common stock. The shares of Class C common stock will have no economic rights, but each share will entitle the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represent at least % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders are entitled to vote generally. Immediately following the consummation of this offering, the Pre-IPO Blocker

Holders will hold all the issued and outstanding shares of our Class D common stock. The shares of Class D common stock will have the same economic rights as shares of Class A common stock, but each share will entitle the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C and Class D common stock collectively represent at least % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class D common stock into shares of Class A common stock) on all matters on which stockholders are entitled to vote generally.

Holders of outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock.”
Pursuant to the terms of the Stockholders Agreement, our Sponsor will have the right to designate up to members of the board of directors for so long as it maintains certain ownership thresholds as set forth in the Stockholders Agreement. See “Certain relationships and related party transactions—Stockholders Agreement.”

Dividend policy	We have no current plans to pay dividends on our Class A common stock or Class D common stock and our ability to pay dividends on our common stock is limited by the covenants of the credit agreements governing our Senior Secured Credit Facility. See “Dividend Policy.” The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Dutch Bros OpCo) to us, and such other factors as our board of directors may deem relevant. Holders of our Class B common stock and Class C common stock do not have any right to receive dividends, or to receive a distribution upon a liquidation, dissolution, or winding up of Dutch Bros Inc., with respect to their Class B common stock or Class C common stock.

Dutch Bros Inc. is a holding company and has no material assets other than a controlling equity interest in Dutch Bros OpCo. The limited liability company agreement of Dutch Bros OpCo that will be in effect at the time of this offering provides that certain distributions to cover the taxes of the holders of Class A common units will be made based upon assumed tax rates and other assumptions provided in such limited liability company agreement. Additionally, in the event Dutch Bros Inc. declares any cash dividend, we intend to cause Dutch Bros OpCo to make distributions to Dutch Bros Inc., in an amount sufficient to cover such cash dividends declared by us. If Dutch Bros OpCo makes such distributions to Dutch Bros Inc., the Co-Founder and the Sponsor will also be entitled to receive the respective equivalent pro rata distributions in accordance with their respective ownership of Class A common units. Prior to this offering, Dutch Bros OpCo distributed $200 million cash to the Pre-IPO OpCo Unitholders. See “Certain Relationships and Related Party Transactions” for additional information.

Redemption and exchange rights of holders of Class A common units	Prior to this offering, we will amend and restate the limited liability company agreement of Dutch Bros OpCo so that the Continuing Members may, after the 180-day anniversary of the completion of this offering (subject to the terms of such limited liability company agreement), elect to have Dutch Bros OpCo redeem their Class A common units for shares of Class A common stock on a one-for-one basis or a corresponding amount of cash, in either case, contributed to Dutch Bros OpCo by Dutch Bros Inc., unless Dutch Bros Inc. elects, in its sole discretion, to effect such transaction as a direct exchange with the relevant Continuing Member. Upon any such redemption or exchange of Class A common units, the corresponding shares of Class B common stock or Class C common stock will be canceled. See “Certain Relationships and Related Person Transactions—Agreements to be entered into prior to this offering—Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement.”

Conversion of Class D common stock	Pursuant to our amended and restated certificate of incorporation, at the option of the holder, a share of Class D common stock may be converted into one share of Class A common stock. In addition, each share of Class D common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain affiliate transfers described in our amended and restated certificate of incorporation among the Sponsor, the Co-Founder and their respective affiliates as of the date of the consummation of this offering. Each share of Class D common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively is less than % of our outstanding shares of common stock. Once converted into Class A common stock, Class D common stock will not be reissued. See “Description of Capital Stock—Common Stock—Class D Common Stock.”

Tax Receivable Agreements	As described below under “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering—Tax Receivable Agreements,” we entered into two Tax Receivable Agreements. We entered into (i) the Exchange Tax Receivable Agreement with the Continuing Members and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These Tax

Receivable Agreements provide for the payment by Dutch Bros Inc. to the Continuing Members and Pre-IPO Blocker Holders of % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreements. The Exchange Tax Receivable Agreement will provide for the payment by Dutch Bros Inc. to the Continuing Members of % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of (i) Dutch Bros Inc.’s allocable share of existing tax basis attributable to any Class A common units acquired from the Continuing Members in the Offering Transactions and (ii) increases in Dutch Bros Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of Dutch Bros OpCo and its subsidiaries as a result of redemptions or exchanges of Class A common units for shares of Class A common stock (or a corresponding amount of cash) after this offering, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement will provide for the payment by Dutch Bros Inc. to Pre-IPO Blocker Holders of % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of Dutch Bros Inc.’s utilization of certain tax attributes of the Blocker Companies (including Dutch Bros Inc.’s allocable share of existing tax basis attributable to Class A common units acquired in the Blocker Mergers), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement.

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Material U.S. federal income tax consequences to non-U.S. holders of our Class A common stock
For a discussion of material U.S. federal income tax consequences that may be relevant to non-U.S. stockholders, see “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of our Class A Common Stock.”

Proposed trading symbol	“ ”
In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon reflects                 shares of Class A common stock outstanding immediately following this offering and does not reflect:
•                 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from us;

•                 shares of Class A common stock issuable upon redemption or exchange of                 Class A common units that will be held by the Continuing Members immediately following this offering;
•                 shares of Class A common stock issuable upon conversion of                 shares of Class D common stock that will be held by the Pre-IPO Blocker Holders immediately following this offering;
•                 shares of Class A common stock that may be granted under our 2021 Equity Incentive Plan, which includes                 restricted stock units (assuming an offering price of $                 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) to be awarded in connection with this offering; and
•                 shares of Class A common stock that may be issued under our 2021 Employee Stock Purchase Plan.
Upon each future redemption or exchange of Class A common units, the corresponding shares of Class B common stock or Class C common stock, as applicable, will be canceled. As a result, the total numbers of outstanding shares of Class A common stock, Class A common units, as well as the relative percentages of equity ownership and voting power of the holders of Class A common stock, Class B common stock, Class C common stock and Class D common stock, will be adjusted accordingly from the information presented herein.

Summary Historical and Pro Forma Consolidated Financial and Other Data
The following tables present the summary historical consolidated financial data for Dutch Bros OpCo and its subsidiaries and the summary pro forma combined and consolidated financial data for Dutch Bros Inc. for the periods and at the dates indicated. Immediately following this offering, Dutch Bros Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Dutch Bros OpCo. Dutch Bros Inc. will operate and control all the business and affairs of Dutch Bros OpCo and, through Dutch Bros OpCo and its subsidiaries, conduct our business. Following this offering, Dutch Bros OpCo will be the predecessor of Dutch Bros Inc. for financial reporting purposes. As a result, the consolidated financial statements of Dutch Bros Inc. will recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical consolidated financial statements of Dutch Bros OpCo. Dutch Bros Inc. will consolidate Dutch Bros OpCo in its consolidated financial statements and will report non-controlling interests related to the Class A common units held by the Continuing Members in its consolidated financial statements. The summary historical consolidated statements of income data and summary historical consolidated statements of cash flows data presented below for the years ended December 31, 2019 and 2020 and the summary historical consolidated balance sheet data presented below as of December 31, 2019 and 2020 have been derived from the historical consolidated financial statements of Dutch Bros OpCo included elsewhere in this prospectus. The summary historical consolidated financial information of Dutch Bros OpCo as of              , 2021 and for the                   months ended                   , 2020 and 2021 was derived from the unaudited historical consolidated financial statements of Dutch Bros OpCo included elsewhere in this prospectus. The unaudited historical consolidated financial statements of Dutch Bros OpCo have been prepared on the same basis as the audited historical consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations data. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.
The summary historical consolidated financial and other data of Dutch Bros Inc. has not been presented because Dutch Bros Inc. is a newly incorporated entity, has had no business transactions or activities to date, and had no assets or liabilities during the periods presented in this section.
Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with our audited consolidated financial statements and related notes thereto, the audited consolidated financial statements of Dutch Bros Inc. and related notes thereto and our unaudited consolidated financial statements and related notes thereto, each included elsewhere in this prospectus, as well as “Organizational Structure,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Selected Historical and Pro Forma Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information appearing elsewhere in this prospectus.
The summary historical and pro forma consolidated financial and other data of Dutch Bros Inc. presented below have been derived from our unaudited pro forma combined and consolidated historical financial statements included elsewhere in this prospectus. The summary unaudited pro forma combined and consolidated statements of income data for the year ended December 31, 2020 give effect to (i) the Reorganization Transactions and (ii) the Offering Transactions, each as if they had occurred on January 1, 2020. The summary unaudited pro forma combined and historical consolidated statements of income data for the                    months ended                    , 2021 give effect to (i) the Reorganization Transactions and (ii) the Offering Transactions, each as if they had occurred on January 1, 2020. The summary unaudited pro forma consolidated balance sheet as of                          , 2021 gives effect to (i) the Reorganization Transactions and (ii) the Offering Transactions, each as if they had occurred on January 1, 2021. The summary unaudited combined and consolidated pro forma financial statements are presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Combined and Consolidated Financial Information” and “Organizational Structure.”

	Dutch Bros OpCo		Dutch Bros Inc. Pro Forma(1)
	Year Ended December 31,		Year Ended December 31,
Historical Consolidated Statements of Income Data:	2019	2020	2020
	($ in thousands, except share and per share amounts)
Revenue
Company-operated shops	$151,543	$244,514	$
Franchising and other	86,825	82,899
Total revenue	238,368	327,413
Costs and expenses
Cost of sales	142,307	211,659
Selling, general and administrative	65,764	105,087
Total costs and expenses	208,071	316,746
Income from operations	30,297	10,667
Other income (expense)
Interest expense, net	(2,346)	(3,736)
Other income (expense)	524	(363)
Total other income (expense)	(1,822)	(4,099)
Income before income taxes	28,475	6,568
Income tax expense	89	843
Net income	$28,386	$5,725	$
Net income attributable to non-controlling interests
Net income attributable to Dutch Bros Inc.
Basic and diluted net income per share
Shares used in basic and diluted per share calculations
__________________
(1)Pro forma figures give effect to the Offering Transactions and Reorganization Transactions, including this offering. See “Unaudited Pro Forma Combined and Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

	Year Ended December 31,
Other Financial and Operational Data:	2019	2020
	($ in thousands)
Number of shops
Company-operated	118	182
Franchised	252	259
Total net-new shop openings	42	71
Average unit volume (AUV)(1)	$1,631	$1,674
Company-operated shops	$1,469	$1,540
Same shop sales growth(2)	2.0%	2.0%
Company-operated shops	2.3%	0.8%
Company-operated shop sales(3)	$151,543	$244,514
Company-operated shop EBITDA(4)(5)	$33,795	$70,104
% of company-operated shop sales	22%	29%
Adjusted EBITDA(5)	$48,715	$69,764
% of revenue	20%	21%
Systemwide sales(6)	$556,642	$687,238

__________________
(1)At Dutch Bros we track systemwide and company-operated shop AUVs. AUVs for any 12-month period consist of the net sales of systemwide and company-operated shops, respectively, for all shops that have been open for the entire 15-month measurement period. AUVs are calculated by dividing the total net sales by the total number of systemwide and company-operated shops, respectively, that were open for 15 months at the time of AUV calculation.
(2)Same shop sales growth reflects the change in year-over-year sales for the comparable shop base, which we define as shops open for 15 complete months or longer. For the years 2019 and 2020, there were 77 and 89 shops in our company-operated comparable shop base, respectively, and 287 and 316 shops in our systemwide shop base, respectively.
(3)Company-operated shop sales represent the aggregate beverage sales in company-operated shops.
(4)Company-operated shop EBITDA, a non-GAAP financial measure, is defined as net sales less beverage, food and packaging costs, labor and other costs, including pre-opening costs, presented as a percentage of company-operated shop sales.
(5)EBITDA, Company-operated Shop EBITDA and Adjusted EBITDA are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. EBITDA, Company-operated Shop EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. EBITDA, Company-operated Shop EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance and should not be considered as alternatives to net income as a measure of financial performance or any other performance measure derived in accordance with GAAP. Company-operated Shop EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. These measures are also not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect tax payments, debt service requirements and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Company-operated Shop EBITDA and Adjusted EBITDA supplementally. Our measures of EBITDA, Company-operated Shop EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. For a description of the items in Adjusted EBITDA and a reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income, see “Selected Historical and Pro Forma Consolidated Financial and Other Data—Non-GAAP Financial Measures.”
(6)Systemwide sales and systemwide same shop sales include company-operated shop sales and sales at franchised shops during the comparable periods noted. As these metrics include sales reported to us by our non-consolidated franchise partners, these metrics should be considered as a supplement to, not a substitute for, our results as reported under GAAP.

Consolidated Balance Sheet Data:	Dutch Bros Inc. Actual	Dutch Bros Inc. Pro Forma(1)
As of June 30, 2021
($ in thousands)
Cash and cash equivalents	$	$
Total assets
Working capital(2)
Total liabilities
Total liabilities and members’ equity
_________________
(1)Pro forma figures give effect to the Offering Transactions and Reorganization Transactions, including this offering. See “Unaudited Pro Forma Combined and Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.
(2)Working capital is defined as total current assets, including cash and cash equivalents, minus total current liabilities.

	Year Ended December 31,
Consolidated Statements of Cash Flows Data:	2019	2020
	($ in thousands)
Net cash flows provided by operating activities	$56,702	$53,549
Net cash flows used in investing activities	(39,948)	(45,570)
Net cash provided by (used in) financing activities	(12,680)	8,077
Net increase (decrease) in cash	4,074	16,056
Cash and cash equivalents at beginning of period	11,510	15,584
Cash and cash equivalents at end of period	15,584	31,640

Adjusted EBITDA Reconciliation:

	Year Ended December 31,
	2019	2020
	($ in thousands)
Net income	$28,386	$5,725
Depreciation and amortization	9,670	15,537
Interest expense, net	2,346	3,736
Income tax expense	89	843
EBITDA	$40,491	$25,841

Equity-based compensation(1)	$6,758	$35,087
COVID-19: “Thank you pay” and catastrophic leave(2)	—	4,942
COVID-19: Royalty abatement(3)	—	1,400
COVID-19: First responder donation(4)	—	2,000
Dutch rewards transition(5)	1,466	(3,669)
Dutchwear merchandising adjustment(6)	—	4,163
Adjusted EBITDA	$48,715	$69,764
__________________
(1)In both 2019 and 2020, we recognized non-cash expenses related to the grant and vesting Profits Interest Units in Dutch Bros OpCo to certain employees. These awards are accounted for in accordance with guidance prescribed for accounting for share based compensation. See Note 12 to the financial statements included elsewhere in this prospectus.
(2)During 2020, we incurred costs related to two separate programs established to support employees during the COVID-19 pandemic. We implemented a $3 per hour wage supplement program for shop employees who continued to come into work while their state or county was under a stay at home order or similar lockdown requirement. This program lasted in various markets until April 2021 and cost $3.9 million in 2020 and $2.0 million through March 31, 2021. We established a catastrophic leave policy that provided paid leave to employees who were required to quarantine due to in-shop exposures and could not work their regular hours, which cost $1.0 million in 2020 and $0.4 million through March 31, 2021. All COVID-19-related protocols, including catastrophic leave, will remain in effect until the end of the COVID-19 pandemic as determined by the appropriate government agency.
(3)In April 2020, we permitted franchise partners to skip one month of royalty payments to support their cash flow needs. We discontinued this support one month later in May 2020.
(4)During 2020, we made a specific, one-time donation to the First Responders First organization to support the acquisition and distribution of personal protective equipment for first responders.
(5)We recorded an expense related to our transition from our paper-based stamp card loyalty program to our current app-based loyalty program.
(6)During 2020, we incurred a series of one-time costs associated with the strategic decision to exit our internal merchandising business related to Dutch-branded goods such as mugs and cups. These costs include write-off and disposal of obsolete inventory and severance for staff dedicated to in-house support services related to our Dutchwear business.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations, and prospects. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations, and growth prospects.
Risks Related to Our Business
Evolving consumer preferences and tastes may adversely affect our business.
Dutch Bros’ continued success depends on our ability to attract and retain customers. Our financial results could be adversely affected by a shift in consumer spending away from Dutch Bros’ hand-crafted beverages, lack of customer acceptance of new products (including due to price increases necessary to cover the costs of new beverages or higher input costs), brand perception (such as the existence or expansion of our competitors), platforms (such as features of our mobile application and changes in our loyalty rewards programs and initiatives) and a reduction in individual car ownership, which in turn may reduce the usefulness and convenience of our drive-thru shops, or customers reducing their demand for our current offerings as new beverages are introduced. In addition, most of our beverages contain sugar, caffeine, dairy products, and other compounds, such as taurine and artificial coloring, the health effects of which are the subject of public and regulatory scrutiny, including the suggestion of linkages to a variety of adverse health effects. There is increasing consumer awareness of health risks that are attributed to ingredients we use, particularly in the United States, including obesity, increased blood pressure and heart rate, anxiety and insomnia, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food and beverage products. While we offer alternatives, including reduced sugar and sugar-free items, an unfavorable report on the health effects of sugar, caffeine or other ingredients in our products or changes in public perception of these ingredients could significantly reduce the demand for our beverages. A decrease in customer traffic as a result of these health concerns or negative publicity could significantly reduce the demand for Dutch Bros’ hand-crafted beverages and could harm our business.
Our financial condition and quarterly results of operations are subject to, and may be adversely affected by, a number of factors, many of which are also largely outside our control and as such our results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our quarterly results of operations and key metrics may vary significantly in the future as they have in the past, and period-to-period comparisons of our results of operations and key metrics may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly results of operations and key metrics may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may negatively impact the value of our securities. Factors that may cause fluctuations in our quarterly results of operations and key metrics include, without limitation, those listed elsewhere in this Risk Factors section and those listed below. Any one or more of the factors listed below or described elsewhere in this section could harm our business:
•increases in real estate or labor costs in certain markets;
•consumer preferences, including those described above;
•severe weather or other natural or man-made disasters affecting a large market or several closely located markets that may temporarily but significantly affect our business in such markets;

•especially in our large markets, labor discord or disruption, geopolitical events, social unrest, war, terrorism, political instability, acts of public violence, boycotts, hostilities and social unrest and other health pandemics that lead to avoidance of public places or cause people to stay at home; and
•adverse outcomes of litigation.
Our marketing programs may not be successful, and our new menu items and advertising campaigns may not generate increased sales or profits.
We incur costs and expend other resources in our marketing efforts on new menu items and advertising campaigns to raise brand awareness and attract and retain customers. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenue. Additionally, some of our competitors have greater financial resources than we do, which enable them to spend significantly more on marketing and advertising and other initiatives than we can. Should our competitors increase spending on marketing and advertising and other initiatives or our marketing funds decrease for any reason, or should our advertising, promotions and new menu items be less effective than our competitors, there could be an adverse effect on our results of operations and financial condition.
We may not be able to compete successfully with other coffee shops, QSRs and convenience shops, including the growing number of coffee delivery options. Intense competition in the foodservice and restaurant industry could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.
The foodservice and restaurant industry is intensely competitive. We expect competition in this market to continue to be intense as we compete on a variety of fronts, including convenience, taste, price, quality, service and location. If our company-operated and franchised shops cannot compete successfully with other beverage and coffee shops, including Dunkin Donuts, Starbucks, other specialty coffee shops, drive-thru QSRs and the growing number of coffee delivery options in new and existing markets, we could lose customers and our revenue could decline. Our company-operated and franchised shops compete with national, regional and local coffee chains, QSRs, and convenience shops for customers, shop locations and qualified management and other staff. Compared to us, some of our competitors have substantially greater financial and other resources, have been in business longer, have greater brand recognition or are better established in the markets where our shops are located or are planned to be located. In some markets that we may grow into, there are already well-funded competitors in the drive-thru coffee or beverage business that may challenge our ability to grow into those regions. Any of these competitive factors may harm our business.
Additionally, if our competitors begin to evolve their business strategies and adopt aspects of the Dutch Bros business model, such as our drive-thru convenience and digital ordering, our customers may be drawn to those competitors for their beverage needs and our business could be harmed.
Our growth strategy depends in part on opening new shops in existing and new markets. We may be unsuccessful in opening new shops or establishing new markets, which could adversely affect our growth.
As of March 31, 2021, Dutch Bros had 453 shops across 10 states, 191 of which were company-operated and 262 of which were operated by our franchise partners. One of the key means to achieving our growth strategy will be through opening new shops and operating those shops on a profitable basis. We opened 59 new company-operated shops in 2020. In the first three months of 2021, we opened 9 new company-operated shops, and we plan to open an additional          to          new company-operated shops before the end of 2021. Our franchise partners opened 13 new franchise partner operated shops in 2020. In the first three months of 2021, our franchise partners opened 3 new franchise partner operated shops and are projected to open an additional          new franchise partner operated shops before the end of 2021. Our ability to open new shops is dependent upon a number of factors, many of which are beyond our control, including our and our franchise partners’ ability to:
•identify available and suitable sites, specifically for drive-thru locations;
•compete for such sites;

•reach acceptable agreements regarding the lease of locations;
•obtain or have available the financing required to acquire and operate a shop, including construction and opening costs, which includes access to build-to-suit leases and ground lease construction arrangements;
•respond to unforeseen engineering or environmental problems with leased premises;
•avoid the impact of inclement weather, natural disasters and other calamities;
•hire, train and retain the skilled management and other employees necessary to meet staffing needs;
•obtain, in a timely manner and for an acceptable cost, required licenses, permits and regulatory approvals and respond effectively to any changes in local, state or federal law and regulations that adversely affect our and our franchise partners’ costs or ability to open new shops; and
•control construction and equipment cost increases for new shops and secure the services of qualified contractors and subcontractors in an increasingly competitive environment.
There is no guarantee that a sufficient number of suitable sites for shops will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. If we are unable to open new shops, or if existing franchise partners do not open new shops, or if shop openings are significantly delayed, our revenue or earnings growth could be adversely affected and our business may be harmed.
As part of our longer term growth strategy, we expect to enter into geographic markets in which we have little or no prior operating experience. The challenges of entering new markets include: adapting to local regulations or restrictions that may limit our ability to open new shops, restrict the use of certain branding or increase the cost of development; difficulties in hiring experienced personnel; unfamiliarity with local real estate markets and demographics; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of our shops in our existing markets, and we will need to build this recognition in new markets. Shops we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy and operating costs than existing shops, thereby affecting our overall profitability. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new shops.
Due to brand recognition and logistical synergies, as part of our growth strategy, we also intend to open new shops in areas where we have existing shops. The operating results and comparable shop sales could be adversely affected due to close proximity with our other shops and market saturation.
New shops, once opened, may not be profitable or may close, and the increases in average per shop revenue and comparable sales that we have experienced in the past may not be indicative of future results.
Our results have been, and in the future may continue to be, significantly impacted by the timing of new shop openings, which is subject to a number of factors, many of which are outside of our control, including landlord delays, associated pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration due to the opening of new shops. We have typically incurred the most significant portion of pre-opening expenses associated with a given shop within the three months preceding the opening of the shop. Our experience has been that labor and operating costs associated with a newly opened shop for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of sales. Our new shops commonly take three months or more to reach planned operating levels due to inefficiencies typically associated with new shops, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff, and other factors. We may incur additional costs in new markets, particularly for transportation and distribution, which may impact sales and the profitability of those shops. Accordingly, the volume and timing of new shop openings may have a material adverse impact on our profitability.

Although we target specified operating and financial metrics, new shops may never meet these targets or may take longer than anticipated to do so. Any new shop we open may never become profitable or achieve operating results similar to those of our existing shops, which could adversely affect our business, financial condition or results of operations.
Some of Dutch Bros’ shops open with an initial start-up period of higher than normal sales volumes and related costs, which subsequently decrease to stabilized levels. In new markets, the length of time before average sales for new shops stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. In addition, our AUV and comparable sales may not increase at the rates achieved over the past several years. Our ability to operate new shops profitably and increase average shop revenue and comparable shop sales will depend on many factors, some of which are beyond our control, including:
•consumer awareness and understanding of the Dutch Bros brand;
•general economic conditions, which can affect shop traffic, local labor costs and prices we pay for the beverage and other supplies we use;
•consumption patterns and beverage preferences that differ from region to region;
•changes in consumer preferences and discretionary spending;
•difficulties obtaining or maintaining adequate relationships with distributors or suppliers in new markets;
•increases in prices for commodities, including coffee, milk and flavored syrups;
•inefficiency in our labor costs as the staff gains experience;
•competition, either from our competitors in the beverage industry or our own shops;
•temporary and permanent site characteristics of new shops;
•changes in government regulation; and
•other unanticipated increases in costs, any of which could give rise to delays or cost overruns.
If our new shops do not perform as planned or close, our business and future prospects could be harmed. In addition, an inability to achieve our expected average shop revenue could harm our business.
Additionally, opening new shops in existing markets may negatively impact sales at our, and our franchise partners’, existing shops, even if it increases overall AUV in a region. The consumer target area of our shops varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new shop in or near markets in which we or our franchise partners already have shops could adversely impact sales at these existing shops while growing the overall AUV in a region. Our core business strategy anticipates achieving an ideal AUV through multiple mid-volume shops in a single region to infill and reduce the number of high-volume shops in order to provide continued efficient service. However, existing shops could also make it more difficult to build our and our franchise partners’ consumer base for a new shop in the same market. Sales transfer between our shops may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, harm our business.
As we expand, we may not be able to maintain our current average shop and our business may be harmed. Although we have specific target operating and financial metrics, new shops may not meet these targets or may take longer than anticipated to do so. Any new Dutch Bros shops we open may not be profitable or achieve operating results similar to those of our existing shops, which could adversely affect our business, financial condition or results of operations.

Our failure to manage our growth effectively could harm our business and operating results.
We have experienced rapid growth and increased demand for our products. The growth and expansion of our business and products may place a significant strain on our management, operational and financial resources. As we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction which may place a significant strain on our management, sales and marketing, administrative, financial, and other resources. We may not be able to respond in a timely basis to all the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and broistas, which could harm our business. Further, if we are not able to continue to provide high quality customer service as a result of these demands, our reputation, as well as our business, including a decline in financial performance, could be harmed. If we experience a decline in financial performance, we may decrease the number of or discontinue new Dutch Bros shop openings, or we may decide to close shops that we are unable to operate in a profitable manner.
We are required to manage multiple relationships with various strategic partners, our franchise partners, customers, and other third parties. In the event of further growth of our operations or in the number of our third-party relationships, our existing management systems, financial and management controls and information systems may not be adequate to support our planned expansion and we may face challenges of integrating, developing, training, and motivating a rapidly growing employee base in our various shops and maintaining our company culture across multiple offices and shops. Our ability to manage our growth effectively will require us to continue to enhance our systems, procedures and controls and to locate, hire, train and retain management and broistas, particularly in new markets which may require significant capital expenditures.
Damage to our brand or reputation and negative publicity could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our Dutch Bros brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. We believe that we have built our reputation on the high quality of our hand-crafted beverages and service, our commitment to our customers and our strong employee culture, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.
We may, from time to time, be faced with negative publicity, regardless of its accuracy, relating to beverage quality; the safety, sanitation and welfare of our shops; customer complaints or litigation alleging illness or injury; health inspection scores; integrity of our or our suppliers’ food processing, employment practices and other policies, practices and procedures; or employee relationships and welfare or other matters. Negative publicity may adversely affect us, regardless of whether the allegations are substantiated or whether we are held to be responsible. In addition, the negative impact of adverse publicity relating to one shop may extend far beyond the shop involved, to affect some or all of our other shops, including our franchise partner shops. The risk of negative publicity is particularly great with respect to our franchise partner shops because we are limited in the manner in which we can regulate them, especially on a real-time basis, and negative publicity from our franchise partners’ shops may also significantly impact company-operated shops. A similar risk exists with respect to beverage businesses unrelated to us if customers mistakenly associate such unrelated businesses with our operations. Employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. These types of employee claims could also be asserted against us, on a co-employer theory, by employees of our franchise partners. A significant increase in the number of these claims or an increase in the number of successful claims could harm our business.
Additionally, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.
Ultimately, the risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may harm our business.
Our inability to identify, recruit and retain qualified individuals for our shops could slow our growth and adversely impact our ability to operate.
Our success also depends substantially on the contributions and abilities of our broistas on whom we rely to give customers a superior experience and elevate our brand. At Dutch Bros, it’s about having fun and giving customers our special brand of “luv,” growing our people, and forming genuine relationships with our customers. Accordingly, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified operators, all of whom come from within our system, and broistas to meet the needs of our existing shops and to staff new shops. Some of our broistas advance to become operators and when they do, their prior positions need to be filled. We aim to hire warm, friendly, motivated, caring, self-aware and intellectually curious individuals, who are excited and committed to championship performance, remarkable and enriching hospitality, embodying our culture and actively growing themselves and our brand. A sufficient number of qualified individuals to fill these positions and qualifications may be in short supply in some communities. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits, especially if there is significant improvement in regional or national economic conditions. We place a heavy emphasis on the qualification and training of our personnel and spend a significant amount of time and money on training our employees. Any inability to recruit and retain qualified individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, all of which could adversely affect our business. Any such inability could also delay the planned openings of new shops and could adversely impact our existing shops. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in shop openings could harm our business.
Our expansion into new domestic markets may present increased risks, which could affect our profitability.
We plan to open additional company-operated Dutch Bros shops in domestic markets where we have little or no operating experience. The target consumer base of our shops varies by location, depending on a number of factors, including population density, other local coffee and convenience beverage distributors, area demographics and geography. Shops we open in new markets may take longer to reach expected sales and profit levels on a consistent basis. New markets may have competitive or regulatory conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our values. We may also incur higher costs from entering new markets if, for example, we assign operators to manage comparatively fewer shops than we assign in more developed markets. Also, until we attain a critical mass in a market, the shops we do open will have reduced operating leverage. As a result, these new shops may be less successful or may achieve target operating profit margins at a slower rate than existing shops did, if ever. If we do not successfully execute our plans to enter new markets, our business could be harmed.
We are subject to the risks associated with leasing space subject to long-term non-cancelable lease and, with respect to the real property that we own, owning real estate.
Our leases generally have initial terms of 15 years with renewal options. Shop leases provide for a specified annual rent, typically at a fixed rate for the first five years with Consumer Price Index (“CPI”) increases and other escalators. Generally, our leases are “net” leases, which require us to pay all the cost of insurance, taxes, maintenance and utilities. We generally cannot terminate these leases without incurring substantial costs. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future shop is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close shops in desirable locations. Also, because we sometimes purchase real property for various shop locations, we're subject to all the risks generally associated with owning real estate, including changes in the investment climate for real estate, demographic trends and supply or demand for the use of the shops, which may result from competition from similar restaurants in the area as well as strict, joint and several liability for environmental contamination at or from the property, regardless of fault.
Our operating results and growth strategies are closely tied to the success of our franchise partners and we have limited control with respect to their operations. Additionally, our franchise partners’ interests may conflict or diverge with our interests in the future, which could have a negative impact on our business.
As of March 31, 2021, approximately 58% of our shops were operated by Dutch Bros’ franchise partners and, because of this, we depend on the financial success and cooperation of our franchise partners for our success. Our franchise partners are independent business operators and are not our employees, and as such we have limited control over how our franchise partners run their businesses, and their inability to operate successfully could adversely affect our operating results.
We receive royalties, franchise fees, contributions to our marketing development fund, and other fees from our franchise partners. Additionally, we sell proprietary products to our franchise partners at a markup over our cost to produce. We have established operational standards and guidelines for our franchise partners; however, we have limited control over how our franchise partners’ businesses are run, including day to day operations. Even with these operation standards and guidelines, the quality of franchised Dutch Bros shops may be diminished by any number of factors beyond our control. Consequently, our franchise partners may not successfully operate shops in a manner consistent with our standards and requirements, such as quality, service and cleanliness, or may not hire and train qualified shop managers, broistas and other shop personnel or may not implement marketing programs and major initiatives such as shop remodels or equipment or technology upgrades, which may require financial investment. Even if such unsuccessful operations do not rise to the level of breaching the related franchise documents, they may be attributed by customers to our Dutch Bros brand and could have a negative impact on our business.
Our franchise partners may not be able to secure adequate financing to open or continue operating their Dutch Bros shops. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchise partners could experience financial distress or even bankruptcy. If a significant number of our franchise partners become financially distressed, it could harm our operating results through reduced royalty revenue, marketing fees, and proprietary product sales and the impact on our profitability could be greater than the percentage decrease in these revenue streams.
While we are responsible for ensuring the success of our entire system of shops and for taking a longer term view with respect to system improvements, our franchise partners have individual business strategies and objectives, which might conflict with our interests. Our franchise partners may from time to time disagree with us and our strategies and objectives regarding the business or our interpretation of our respective rights and obligations under the franchise agreement and the terms and conditions of the franchise partner relationship. This may lead to disputes with our franchise partners and we expect such disputes to occur from time to time in the future as we continue to have franchises. Such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our franchise partners will be diverted from our shops, which could harm our business even if we have a successful outcome in the dispute.
Actions or omissions by our franchise partners in violation of various laws may be attributed to us or result in negative publicity that affects our overall brand image, which may decrease consumer demand for our products. Franchise partners may engage in online activity via social media or activity in their personal lives that negatively impacts public perception of our franchise partners’ or our operations or our brand as a whole. This activity may negatively affect franchise partners’ sales and in turn impact our revenue.

In addition, various state and federal laws govern our relationship with our franchise partners and our potential sale of a franchise. A franchise partner and/or a government agency may bring legal action against us based on the franchisee/franchisor relationships that could result in the award of damages to franchise partners and/or the imposition of fines or other penalties against us.
Our shops are geographically concentrated in the Western United States, and we could be negatively affected by conditions specific to that region.
As of March 31, 2021, our company-operated and franchised shops in the Western United States represent approximately 99% of our total shops, excluding our shops in Texas and Oklahoma. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions in the Western United States have, and may continue, to harm our business. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by these adverse conditions compared to other chain beverage shops with a national footprint. For example, in the second half of 2020, wildfires spread across most western states causing poor air quality which reduced consumers’ willingness to venture outside their homes and reduced our AUVs.
Interruption of our supply chain of coffee, flavored syrups or other ingredients and packaging could affect our ability to produce or deliver our products and could negatively impact our business and profitability.
Any material interruption in our supply chain, such as material interruption of the supply of coffee, flavored syrups, dairy or packaging for our proprietary products due to the casualty loss of any of our roasting plant, interruptions in service by our third-party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, pandemics, social or labor unrest, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. For example, in 2005, our roasting facility burned and our costs increased as we replaced these operations by purchasing coffee from other roasters and paying for contract roasting to cover for the shortage in our own supply.
Additionally, most of our beverage and other products are sourced from a wide variety of domestic and international business partners and we rely on these suppliers to provide high quality products and to comply with applicable laws. For certain products, we may rely on one or very few suppliers, such as for our proprietary Dutch Bros. Blue Rebel energy drinks, where we rely on our relationship with Portland Bottling Co. to manufacture and bottle these drinks. Sales of Dutch Bros. Blue Rebel accounted for approximately 24% of our systemwide sales in 2020. Failures by Portland Bottling Co. or any of our other suppliers to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. Failures by a supplier could have a direct negative impact that would harm our business by reducing our and our franchise partners’ sales, which would reduce income from direct sales and royalties.
Increases in the cost of high-quality arabica coffee beans or other commodities or decreases in the availability of high-quality arabica coffee beans or other commodities could have an adverse impact on our business and financial results.
The availability and prices of coffee beans and other commodities are subject to significant volatility. We purchase, roast and sell high-quality whole bean arabica coffee beans and related coffee products. The high-quality arabica coffee of the quality we seek tends to trade on a negotiated basis at a premium above the “C” price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the “C” coffee commodity price increase the price of high-quality arabica coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period and other negotiated terms are agreed upon, but the date, and therefore price, at which the base “C” coffee commodity price component will be fixed has not yet been established.
The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather (including the potential effects of climate change), natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels, political and economic conditions and the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices and hedging activities, increases in the cost of high-quality arabica coffee beans could have a material adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or to a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have a material adverse impact on our profitability.
We also purchase significant amounts of dairy products, particularly milk, to support the needs of our shops. Additionally, and although less significant to our operations than coffee or dairy, other commodities, including but not limited to plant-based “milks,” tea, sugar, syrups, energy and packaging material, such as plastics, corrugate, and canning materials, are important to our operations. Increases in the cost of dairy products and other commodities, such as petroleum which in turn may increase the cost of our packing materials, or lack of availability, whether due to supply shortages, delays or interruptions in processing, or otherwise, especially in international markets, could harm our business.
If we fail to offer high-quality customer experience, our business and reputation will suffer.
Numerous factors may impact a customer’s experience which may in turn impact the likelihood of such customer returning. Those factors include service, convenience, taste, price, quality, location of our shops and brand image. In addition to providing high quality hand-crafted beverages, we empower our employees to provide an enhanced customer experience. Our broistas put customer needs first and we give them the flexibility required to build genuine, meaningful connections that keep our customers returning for more. From remembering our regulars by name and knowing their customary order, to having treats ready for the four-legged members of the family, or by offering a free drink to someone having a rough day—there is a hint of magic in the details of the Dutch Bros experience that leads to recurring, loyal customers. As we grow, it may be difficult for us to identify, recruit, train and manage enough people with enough skill and talent to provide this enhanced customer experience.
If we fail to maintain adequate operational and financial resources, particularly if we continue to grow rapidly, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
Our continuous growth and expansion has placed, and may continue to place, significant demands on our management and our operational and financial resources and in connection therewith, our organizational structure is becoming more complex as we scale our operational, financial, and management controls, as well as our reporting systems and procedures. As we continue to grow, we face challenges of integrating, developing, training, and motivating a rapidly growing employee base in our various shops and maintaining our company culture across multiple offices and shops. Certain members of our management have not previously worked together for an extended period of time, and some do not have prior experience managing a public company, which may affect how they manage our growth. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our beverages and services may suffer, which could negatively affect our brand and reputation and harm our ability to attract users, employees, and organizations.
To manage growth in our operations and personnel, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, customer experience, research and development, sales and marketing, administrative, financial, and other resources.
In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our customer base continues to grow, we will need to expand our customer service and other personnel, which will require more complex management and systems. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business could be harmed.

We are increasingly dependent on information technology and our ability to process data in order to operate and sell our goods and services, and if we (or our vendors) are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if we fail to comply with our commitments and assurances regarding the privacy and security of such data, our operations could be disrupted, our ability to provide our goods and services could be interrupted, our reputation may be harmed and we may be exposed to liability and loss of customers and business.
We rely on information technology networks and systems and data processing (some of which are managed by third-party service providers) to market, sell and deliver our products and services, to fulfill orders, to collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of and share (“Process” or “Processing”) personal information, confidential or proprietary information, financial information and other information, to manage a variety of business processes and activities, for financial reporting purposes, to operate our business, to process orders, for legal and marketing purposes and to comply with regulatory, legal and tax requirements (“Business Functions”). These information technology networks and systems, and the Processing they perform, may be vulnerable to data security and privacy threats, cyber and otherwise. Moreover, the risk of unauthorized circumvention of our security measures or those of our third parties on whom we rely has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including, without limitation, “phishing” or social engineering incidents, ransomware, extortion, account takeover attacks, denial or degradation of service attacks and malware. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. We have technology security initiatives and disaster recovery plans in place to mitigate our risk to these vulnerabilities, but these measures may not be adequately designed or implemented to ensure that our operations are not disrupted or that data security breaches do not occur. If our information technology networks and systems or data processing suffers damage, security breaches, vulnerabilities, disruption or shutdown, and we do not effectively resolve the issues in a timely manner, they could cause a material adverse impact to, our Business Functions and our business, reputation and financial condition.
Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks, which may remain undetected until after they occur. Despite our efforts to protect our information technology networks and systems, Processing and information, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. Our security measures may not be adequate to prevent or detect service interruption, system failure data loss or theft, or other material adverse consequences. No security solution, strategy or measures can address all possible security threats. Our applications, systems, networks, software and physical facilities could have material vulnerabilities, be breached or personal or confidential information could be otherwise compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our personnel or our customers to disclose information or user names and/or passwords, or otherwise compromise the security of our networks, systems and/or physical facilities. We cannot be certain that we will be able to address any such vulnerabilities, in whole or part, and there may be delays in developing and deploying patches and other remedial measures to adequately address vulnerabilities, and taking such remedial steps could adversely impact or disrupt our operations. We expect similar issues to arise in the future as our products and services are more widely adopted, and as we continue to expand the features and functionality of existing products and services and introduce new products and services.
An actual or perceived breach of our security systems or those of our third-party service providers may require notification under applicable data privacy regulations or for customer relations or publicity purposes, which could result in reputational harm, costly litigation (including class action litigation), material contract breaches, liability, settlement costs, loss of sales, regulatory scrutiny, actions or investigations, a loss of confidence in our business, systems and Processing, a diversion of management’s time and attention, and significant fines, penalties, assessments, fees and expenses.
The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business. Additionally, most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach.
We may not have adequate insurance coverage for handling security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of incidents or breaches. If the impacts of a security incident or breach, or the successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could harm our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss. Moreover, our privacy risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasingly large amounts of personal and/or sensitive data.
Pandemics or disease outbreaks such as the COVID-19 pandemic have had, and may continue to have, an effect on our business and results of operations.
Pandemics or disease outbreaks such as the COVID-19 pandemic have impacted and may continue to impact customer traffic at our Dutch Bros shops may make it more difficult to staff our shops and, in more severe cases, may cause a temporary inability to obtain supplies and increase commodity costs. COVID-19 was officially declared a global pandemic by the World Health Organization in March 2020, and the virus has impacted all global economies, and in the United States has resulted in varying levels of restrictions and shutdowns implemented by national, state, and local authorities.
Such viruses may be transmitted through human contact and airborne delivery, and the risk of contracting viruses could continue to cause employees or customers to avoid gathering in public places, which has had, and could further have, adverse effects on our customer traffic or the ability to adequately staff shops. We have been adversely affected when government authorities have imposed and continue to impose restrictions on public gatherings, human interactions, operations of restaurants or mandatory closures, seek voluntary closures, restrict hours of operations or impose curfews, restrict the import or export of products or if suppliers issue mass recalls of products. Additional regulation or requirements with respect to the compensation of our employees could also have an adverse effect on our business. Even if such measures are not implemented and a virus or other disease does not spread significantly within a specific area, the perceived risk of infection or health risk in such area may adversely affect our business, liquidity, financial condition and results of operations. Additionally, different jurisdictions have seen varying levels of outbreaks or resurgences in outbreaks, and corresponding differences in government responses, which may make it difficult for us to plan or forecast an appropriate response.
Even though we were deemed an “essential business” during this COVID-19 pandemic and we were allowed to remain in operation, even while some of our competitors were not, there is no guarantee that in the event of a future pandemic or resurgence of the COVID-19 pandemic that we will receive the same designation. Regardless of our status as an essential business during the COVID-19 pandemic, our operations were still disrupted when employees or employees of our franchise partners were suspected of having COVID-19 or other illnesses since this required us or our franchise partners to quarantine some or all such employees and close and disinfect our impacted shops. If a significant percentage of our workforce or the workforce of our franchise partners are unable to work, including because of illness or travel or government restrictions, like quarantine requirements, in connection with pandemics or disease outbreaks, our operations may be negatively impacted, potentially materially adversely affecting our business, liquidity, financial condition or results of operations.
The COVID-19 pandemic and mitigation measures have also had an adverse impact on global economic conditions, which have had an adverse effect on our business and financial condition. Our sales and operating results may be affected by uncertain or changing economic and market conditions arising in connection with and in response to the COVID-19 pandemic, including prolonged periods of high unemployment, inflation, deflation, prolonged weak consumer demand, a decrease in consumer discretionary spending, political instability or other changes. The significance of the operational and financial impact to us will depend on how long and widespread the disruptions caused by the COVID-19 pandemic, and the corresponding response to contain the virus and treat those affected by it, prove to be.
Our success is heavily reliant on our franchise partners and the COVID-19 pandemic has caused and may continue to cause financial distress for certain franchise partners that have been or will be impacted. As a result of this distress, our franchise partners may not be able to meet their financial obligations as they come due, including the payment of royalties, rent or other amounts due to us. This has led to, and may continue to lead to, write-offs of amounts we have currently due from our franchise partners beyond amounts we have reserved, as well as decreased future collections from franchise partners. Additionally, in certain instances, we have offered grace periods for certain near-term payments due to us by our franchise partners who needed more access to capital and were in good standing with Dutch Bros. If we need to extend such grace periods again in the future, it will negatively impact our cash flows in the near-term and there is no guarantee that our franchise partners will ultimately pay amounts due. Additionally, our franchise partners may not be able to make payments to landlords, distributors and key suppliers, as well as payments to service any debt they may have outstanding. Franchise partners’ financial distress has also led to, and may continue to lead to, permanent shop closures and delayed or reduced new franchise partners development which would further harm our results and liquidity going forward. Further, in some cases, we are contingently liable for franchise partner lease or supplier obligations, and a failure by a franchise partner to perform its obligations under such lease could result in direct payment obligations for us.
We do not yet know the full extent of potential delays or impacts on our business, operations or the global economy as a whole. While there have recently been vaccines developed and administered, and the spread of COVID- 19 may eventually be contained or mitigated, we cannot predict the timing of the vaccine roll-out globally or the efficacy of such vaccines, and we do not yet know how customers or our franchise partners will operate in a post COVID-19 environment. In addition, there is no guarantee that a future outbreak of this or any other widespread epidemics will not occur, or that the global economy will recover, either of which could seriously harm our business fully recover. The ultimate impact of the COVID-19 pandemic or a similar health epidemic on our business, operations or the global economy as a whole remains highly uncertain.
While we have developed and continue to develop plans to help mitigate the potential negative impact of the COVID-19 pandemic, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of our efforts. Accordingly, it is not possible for us to predict the duration and extent to which this will affect our business at this time.
Risks Related to Our Brands
Our success depends substantially on the value of our brands and failure to preserve their value could have a negative impact on our financial results.
Our success depends in large part upon our ability and our franchise partners’ ability to maintain and enhance our corporate reputation and the value and perception of our brands. Brand value is based in part on consumer perceptions on a variety of subjective qualities. To be successful in the future, particularly outside of the Western United States where the Dutch Bros brand may be less well-known, we believe we must preserve, grow and leverage the value of our brand across interactions.
Business incidents, whether isolated or recurring and whether originating from us or our business partners, that erode consumer trust can significantly reduce brand value, potentially trigger boycotts of our shops or result in civil or criminal liability and can have a negative impact on our financial results. Such incidents include actual or perceived breaches of privacy, contaminated products, broistas infected with communicable diseases, such as COVID-19, or other potential incidents discussed in this risk factors section. The impact of such incidents may be exacerbated if they receive considerable publicity, including rapidly through social or digital media (including for malicious reasons) or result in litigation. Consumer demand for our products and our brand equity could diminish significantly if we, our employees, franchise partners or other business partners fail to preserve the quality of our products, act or are perceived to act in an unethical, illegal, racially-biased, unequal or socially irresponsible manner, including with respect to the sourcing, content or sale of our products, service and treatment of customers at Dutch Bros shops, or the use of customer data for general or direct marketing or other purposes. Additionally, if we fail to comply with laws and regulations, publicly take controversial positions or actions or fail to deliver a consistently positive consumer experience in each of our markets, including by failing to invest in the right balance of wages and benefits to attract and retain employees that represent the brand well or foster an inclusive and diverse environment, our brand value may be diminished.
Moreover, our success depends in large part upon our ability to maintain our corporate reputation. For example, the reputation of our Dutch Bros brand could be damaged by claims or perceptions about the quality or safety of our ingredients or beverages or the quality or reputation of our suppliers, distributors or franchise partners or by claims or perceptions that we, our franchise partners or other business partners have acted or are acting in an unethical, illegal, racially-biased or socially irresponsible manner or are not fostering an inclusive and diverse environment, regardless of whether such claims or perceptions are substantiated. Our corporate reputation could also suffer from negative publicity or consumer sentiment regarding Dutch Bros action or inaction or brand imagery, a real or perceived failure of corporate governance, or misconduct by any officer or any employee or representative of us or a franchise partner. Any such incidents (even if resulting from actions of a competitor or franchise partner) could cause a decline directly or indirectly in consumer confidence in, or the perception of, our Dutch Bros brand and/or our products and reduce consumer demand for our products, which would likely result in lower revenue and profits.
There has been an increased public focus, including from the United States federal and state governments, on environmental sustainability matters, including with respect to climate change, greenhouse gases, water resources, packaging and waste, animal health and welfare, deforestation and land use. We endeavor to conduct our business in a manner which reflects our priority of sustainable stewardship, including with respect to environmental sustainability matters, and we are working to manage the risks and costs to us, our franchise partners and our supply chain associated with these types of environmental sustainability matters. In addition, as the result of such heightened public focus on environmental sustainability matters, we may face increased pressure to provide expanded disclosure, make or expand commitments, set targets, or establish additional goals and take actions to meet such goals, in connection with such environmental sustainability matters. These matters and our efforts to address them could expose us to market, operational, reputational and execution costs or risks.
We may not be able to adequately protect our intellectual property, including trademarks, trade names, and service marks, which, in turn, could harm the value of our brand and adversely affect our business.
Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, proprietary products and other intellectual property, including our name and logos and the unique character and atmosphere of our Dutch Bros shops. We rely on U.S. trademark, copyright, and trade secret laws, as well as license agreements, nondisclosure agreements, and confidentiality and other contractual provisions to protect our intellectual property. Nevertheless, our competitors may develop similar menu items and concepts, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and other intellectual property.
The success of our business depends on our continued ability to use our existing trademarks, trade names, and service marks to increase brand awareness and further develop our brand as we expand into new markets. We have registered and applied to register trademarks and service marks in the United States. We may not be able to adequately protect our trademarks and service marks, and our competitors and others may successfully challenge the validity and/or enforceability of our trademarks and service marks and other intellectual property. There can also be no assurance that pending or future U.S. trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect our brand names and trademarks.
Additionally, the steps we have taken to protect our intellectual property in the United States may not be adequate. If our efforts to maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. Even with our own franchise partners, whose activities are monitored and regulated through our franchise agreements, we face risk that they may refer to or make statements about our Dutch Bros brand that do not make proper use of our trademarks or required designations, that improperly alter trademarks or branding, or that are critical of our brand or place our brand in a context that may tarnish our reputation. This may result in dilution of, or harm to, our intellectual property or the value of our brand.
We may also from time to time be required to institute litigation to enforce our trademarks, service marks and other intellectual property. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we can successfully enforce our rights.
Third parties may oppose our trademark and service mark applications, or otherwise challenge our use of the trademarks and service marks. In the event that these or other intellectual property rights are successfully challenged, we could be forced to rebrand our products, which would result in loss of brand recognition and would require us to devote resources to advertising and marketing new brands. Third parties may also assert that we infringe, misappropriate or otherwise violate their intellectual property and may sue us for intellectual property infringement. Even if we are successful in these proceedings, we may incur substantial costs, and the time and attention of our management and other personnel may be diverted in pursuing these proceedings. If a court finds that we infringe a third party's intellectual property, we may be required to pay damages and/or be subject to an injunction. With respect to any third party intellectual property that we use or wish to use in our business (whether or not asserted against us in litigation), we may not be able to enter into licensing or other arrangements with the owner of such intellectual property at a reasonable cost or on reasonable terms.
Food safety and quality concerns may negatively impact our brand, business and profitability, our internal operational controls and standards may not always be met and our employees may not always act professionally, responsibly and in our and our customers’ best interests. Any possible instances or reports, whether true or not, of food and/or beverage-borne illness could reduce our sales.
Incidents or reports, whether true or not, of food-borne or water-borne illness or other food safety issues, food contamination or tampering, employee hygiene and cleanliness failures or improper employee conduct at our shops could lead to product liability or other claims. Such incidents or reports could negatively affect our brand and reputation as well as our business, revenue and profits. Similar incidents or reports occurring at coffee and convenience shops unrelated to us could likewise create negative publicity, which could negatively impact consumer behavior towards us.
We cannot guarantee to customers that our internal controls and training will be fully effective in preventing all food-borne illnesses. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our company-operated or franchised shops could negatively affect sales at all our shops if highly publicized. This risk exists even if it were later determined that the illness was wrongly attributed to one of our shops. Additionally, even if food-borne illnesses were not identified at our shops, our sales could be adversely affected if instances of food-borne illnesses at other coffee and beverage chains were highly publicized.
If we or our franchise partners are unable to protect our customers’ credit and debit card data or confidential information in connection with process the same or confidential employee information, we could be exposed to data loss, litigation, liability and reputational damage.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. Further, our customers and employees have a high expectation that we and our service providers will adequately protect their personal information.
We currently accept payments using credit cards and debit cards and, as such, are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security

Standard (“PCI-DSS”), which is a security standard applicable to companies like ours that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. We are also subject to rules governing electronic funds transfers. Such rules could change or be reinterpreted to make it difficult or impossible for us to comply. If we (or a third party processing payment card transactions on our behalf) suffer a security breach affecting payment card information, we may have to pay onerous and significant fines, penalties and assessments arising out of the major card brands’ rules and regulations, contractual indemnifications or liability contained in merchant agreements and similar contracts, and we may lose our ability to accept payment cards for payment for our goods and services, which could materially impact our operations and financial performance.
The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our and our service providers' information systems and records. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. For example, in 2014, our online store and our customers were the victims of a security breach and as a result a few thousand of our customer’s personal information records were exposed. Additionally, a significant theft, loss or misappropriation of, or access to, customers’ or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from customers and employees, any of which could harm our business.
Risks Related to People and Culture
Changes in the availability of and the cost of labor could harm our business.
Our business could be harmed by increases in labor costs, including those increases triggered by regulatory actions regarding wages, scheduling and benefits, increased health care and workers’ compensation insurance costs, which, in a retail business such as ours, are our most significant costs. In particular, our broistas are paid wage rates at or based on the applicable federal or state minimum wage, and increases in the applicable minimum wage will increase labor costs. From time to time, legislative proposals are made to increase the minimum wage at the federal or state level. As federal, state or other applicable minimum wage rates increase, we may be required to increase not only the wage rates of minimum wage broistas or other employees, but also the wages paid to other hourly employees. We may not choose to increase prices in order to pass future increased labor costs on to customers, in which case our margins would be negatively affected. If we do not increase prices to cover increased labor costs, the higher prices could result in lower revenue, which may also reduce margins.
Furthermore, the successful operation of our business depends upon our, and our franchise partners’, ability to attract, motivate and retain a sufficient number of qualified employees. From time to time, there may be a shortage of qualified employees in certain of the communities in which we operate or expand to. Shortages may make it increasingly difficult and expensive to attract, train and retain the services of a satisfactory number of qualified employees, which could delay the planned openings of new company-operated and franchised shops and adversely impact the operations and profitability of existing shops. Furthermore, competition for qualified employees, particularly in markets where such shortages exist, could require us to pay higher wages, which could result in higher labor costs. Accordingly, if we and our franchise partners are unable to recruit and retain sufficiently qualified individuals, our business could be harmed.
Additionally, the growth of our business can make it increasingly difficult to locate and hire sufficient numbers of key employees, to maintain an effective system of internal controls for a dispersed chain and to train employees to deliver consistently high-quality hand-crafted beverages and customer experiences, which could materially harm our business and results of operations. Furthermore, due to the COVID-19 pandemic, we could experience a shortage of labor for shop positions as concern over exposure to COVID-19 and other factors could decrease the pool of available qualified talent for key functions. In addition, our wages and benefits programs, combined with the challenging conditions due to the COVID-19 pandemic, may be insufficient to attract and retain the best talent.
We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.
Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of marketing, sales, customer experience, and selling, general and administrative. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or key employees could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.
Dutch Bros continues to be led by our Executive Chairman and Co-Founder, Travis Boersma, who plays an important role in driving our culture, determining the strategy, and executing against that strategy across the company. If Mr. Boersma’s services became unavailable to Dutch Bros for any reason, it may be difficult or impossible for us to find an adequate replacement, which could cause us to be less successful in maintaining our culture and developing and effectively executing on our company strategies.
Our culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the high employee engagement fostered by our culture, which could harm our business.
At Dutch Bros, we believe our people-first culture is a critical component of our success and customer loyalty. The success of this differentiated people-first culture and serving hand-crafted, high-quality beverages through the convenience of a premium drive-thru experience has helped us enter new markets and rapidly open new shops. We have invested substantial time and resources in developing pathways for our employees to create their own compelling future, which we believe has fostered the positive, people-first culture that defines our organization and is enjoyed by our customers. We have built out our leadership team with an expectation of protecting this culture, an emphasis on shared values and a commitment to diversity and inclusion. As we continue to develop the infrastructure to support our growth, we will need to maintain our culture among a larger number of employees dispersed in various geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel, and loss of customer loyalty.
Unionization activities may disrupt our operations and affect our profitability.
Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build out costs for new shops in such markets could materially increase.
Risks Related to Regulation and Litigation
Changes in statutory, regulatory, accounting, and other legal requirements, including changes in accounting principles generally accepted in the United States, could potentially impact our operating and financial results.
We are subject to numerous statutory, regulatory and legal requirements. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation in the event of deemed noncompliance. Changes in the regulatory environment in the area of food safety, privacy and information security, wage and hour laws, among others, could potentially impact our operations and financial results.

Generally accepted accounting principles in the United States (“GAAP”) are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.
Moreover, while we believe that we maintain insurance customary for businesses of our size and type, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could harm our business.
Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our operating results and adversely affect our financial condition.
We are subject to taxes by the U.S. federal, state, and local tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. We record tax expense based on our estimates of future payments, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
•changes in the valuation of our deferred tax assets and liabilities;
•expected timing and amount of the release of any tax valuation allowance;
•changes in tax laws, regulations or interpretations thereof; or
•future earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated earnings in jurisdictions where we have higher statutory tax rates.
In addition, our effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in the valuation allowance or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact our current or future tax structure and effective tax rates. We may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.
We are subject to many federal, state and local laws with which compliance is both costly and complex.
The beverage industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation discussed above, those relating to building and zoning requirements and those relating to the preparation and sale of food and beverages or consumption. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing shops and delay or result in our decision to cancel the opening of new shops, which would adversely affect our business.
The development and operation of a shop depends, to a significant extent, on the selection of suitable sites for drive-thrus, which are subject to unique permitting, zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards.

We are subject to the Fair Labor Standards Act and various other federal, state and local laws that regulate the wages and hours of employees. These laws commonly apply a strict liability standard so that even inadvertent noncompliance can lead to claims, government enforcement actions and litigation. These laws vary from state to state and are subject to frequent amendments and judicial interpretations that can require rapid adjustments to operations. Insurance coverage for violations of these laws is costly and sometimes is not available. Changes to these laws can adversely affect our business by increasing labor and compliance costs. The failure to comply with these laws could adversely affect our business as a result of costly litigation or government enforcement actions.
We are also subject to a variety of other employee relations laws including FMLA and state leave laws, employment discrimination laws, predictive scheduling laws, occupational health and safety laws and regulations and the NLRA, to name a few. Together, these many laws and regulations present a thicket of compliance obligations and liability risks. As we grow, we will need to continue to increase our compliance efforts in these areas, which may affect our results from operations. Changes to these laws and regulations may increase these costs beyond our expectations or predictions, which would adversely affect our business operations and financial results. Violations of these laws could lead to costly litigation or governmental investigation or proceedings.
We are subject to compliance obligations of the Food Safety Modernization Acts (“FSMA”). Under FSMA, we are required to develop and implement a Food Safety Plan for our roasting operations. While we are not currently required to implement a FSMA Food Safety Plan or a Hazard Analysis and Critical Points system (“HACCP”) in our shops, many states have required restaurants to develop and implement HACCP, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.
We are subject to the Americans with Disabilities Act (the “ADA”), which, among other things, requires our shops to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we could be required to expend funds to modify our shops to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.
In addition, our franchise activities are subject to laws enacted by a number of states and rules and regulations promulgated by the Franchise Trade Commission (the “FTC”). Failure to comply with new or existing franchise laws, rules and regulations in any jurisdiction or to obtain required government approvals could negatively affect our licensing sales and our relationships with our licensees.
The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our shops if we failed to comply with applicable standards. Compliance with all these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.
We (and our vendors) are subject to stringent and changing laws, regulations, industry standards, related to data Processing, protection, privacy and security. The actual or perceived failure by us, our customers or vendors to comply with such laws, regulations, industry standards, may harm our business, financial condition, results of operations and prospects.
We Process personal information, confidential information and other information necessary to provide our products and service and ensure that they are delivered effectively, to operate our business, for legal and marketing purposes, and for other business-related purposes.

Data privacy and regulation of privacy, information security and Processing has become a significant issue in the United States. The legal and regulatory framework for privacy and security issues is rapidly evolving and is expected to increase our compliance costs and exposure to liability. There are numerous federal, state, local laws, orders, codes, regulations and regulatory guidance regarding privacy, information security and Processing (“Data Protection Laws”), the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent among jurisdictions, or in conflict with other rules, laws or Data Protection Obligations (defined below). We expect that there will continue to be new Data Protection Laws and Data Protection Obligations, and we cannot yet determine the impact such future Data Protection Laws may have on our business. Any significant change to Data Protection Laws and Data Protection Obligations, including without limitation, regarding the manner in which the express or implied consent of customers for Processing is obtained, could increase our costs and require us to modify our operations, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process customer data and operate our business.
Data Protection Laws are, and are likely to remain, uncertain for the foreseeable future, and our actual or perceived failure to address or comply with these laws could: increase our compliance and operational costs; limit our ability to market our products or services and attract new and retain current customers; limit or eliminate our ability to Process; expose us to regulatory scrutiny, actions, investigations, fines and penalties; result in reputational harm; lead to a loss of customers; reduce the use of our products or services; result in litigation and liability, including class action litigation; cause to incur significant costs, expenses and fees (including attorney fees); cause a material adverse impact to business operations or financial results, and; otherwise result in other material harm to our business (“Adverse Data Protection Impact”).
We are or may also be subject to the terms of our external and internal privacy and security policies, codes, representations, certifications, industry standards, publications and frameworks (“Privacy Policies”) and contractual obligations to third parties related to privacy, information security and Processing, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with Data Protection Laws or other obligations (“Data Protection Obligations”).
We strive to comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations to the extent possible, but we may at times fail to do so, or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, partners or vendors do not comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations. We may be subject to, and suffer an Adverse Data Protection Impact if we fail (or are perceived to have failed) to comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations, if our Privacy Policies are, in whole or part, found to be inaccurate, incomplete, deceptive, unfair or misrepresentative of our actual practices. In addition, any such failure or perceived failure could result in public statements against us by consumer advocacy groups, the media or others, which may cause us material reputational harm. Our actual or perceived failure to comply with Data Protection Laws, Privacy Policies and Data Protection Obligations could also subject us to litigation, claims, proceedings, actions or investigations by governmental entities, authorities or regulators, which could result in an Adverse Data Protection Impact, including required changes to our business practices, the diversion of resources and the attention of management from our business, regulatory oversights and audits, discontinuance of necessary Processing or other remedies that adversely affect our business.
In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act, or CCPA, and other state and federal laws relating to privacy and data security. The California Consumer Privacy Act (the “CCPA”), which among other things, establishes a privacy framework for covered businesses, including an expansive definition of personal data and data privacy rights. The CCPA provides individual privacy rights for California residents and places increased privacy and security obligations on covered businesses processing personal data. The CCPA requires covered businesses to provide new disclosures to California residents and provide such individuals with ways to opt-out of certain sales of personal data. The CCPA also provides a private right of action and statutory damages for violations, including for data breaches. To the extent applicable to our business and operations, the CCPA may impact our business activities by increasing our compliance costs and potential liability with respect to personal information that we or third parties with whom we contract to provide services maintain about California residents. It is anticipated that the CCPA will be expanded on

January 1, 2023, when the California Privacy Rights Act of 2020 (the “CPRA”) becomes operative. The CPRA will, among other things, give California residents the ability to limit use of certain sensitive personal data, further restrict the use of cross-contextual advertising, establish restrictions on the retention of personal data, expand the types of data breaches subject to the CCPA’s private right of action, provide for increased penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the law. These Data Protection Laws (such as the CCPA and CPRA) exemplify the vulnerability of our business to the evolving regulatory environment related to personal data.
Moreover, across the United States, laws and regulations governing data privacy and security continue to develop and evolve. For example, Virginia enacted the Consumer Data Protection Act (“CDPA”) that may impose obligations similar to or more stringent than those we may face under other Data Protection Laws. Compliance with the CPRA, the CCPA, the CDPA and any newly enacted privacy and data security laws or regulations may be challenging and cost- and time-intensive, and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. The Data Protection Laws, Privacy Policies and Data Protection Obligations to which we are subject may significantly affect our business activities and many of these obligations may contain ambiguous provisions creating uncertainty. Compliance with the requirements imposed by such Data Protection Laws and Data Protection Obligations may require us to revise our business practices, allocate more resources to privacy and security, and implement new technologies. Such efforts may result in significant costs to our business. Noncompliance could result in Adverse Data Protection Impact, including proceedings against us by governmental and regulatory entities, collaborators, individuals or others.
We rely on a variety of marketing techniques and practices, including email and social media marketing, online targeted advertising, and cookie-based Processing, to sell our products and services and to attract new customers, and we, and our vendors, are subject to various current and future Data Protection Laws and Data Protection Obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices, web browsers and application shops have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, require additional consents or limit the ability to track user activity, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Laws and regulations regarding the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms, which, in turn, could have an adverse effect on our business, financial condition, results of operations and prospects.
We and our franchise partners are subject to extensive government regulations that could result in claims leading to increased costs and restrict our ability to operate franchises.
We and our franchise partners are subject to extensive government regulation at the federal, state and local government levels, including by the FTC. These include, but are not limited to, regulations relating to the preparation and sale of beverages, zoning and building codes, franchising, land use and employee, health, sanitation and safety matters. We and our franchise partners are required to obtain and maintain a wide variety of governmental licenses, permits and approvals. Local authorities may suspend or deny renewal of our governmental licenses if they determine that our operations do not meet the standards for initial grant or renewal. Difficulty or failure in obtaining them in the future could result in delaying or canceling the opening of new shops and thus could harm our business. Any such failure could also subject us to liability from our franchise partners.
Additionally, the State of California and Congress both have legislation proposals in process that could shift more liability for franchise partner employment practices onto franchisors. If this legislation passes in its present form, California's legislation would make Dutch Bros directly responsible for franchise partner employment practices. The federal PROAct would codify the Browning-Ferris decision that redefined joint employment to include a broader category of conduct by the franchisor, thereby increasing the possibility of Dutch Bros being held liable for our franchise partners’ employment practices.
Beverage and restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.
Our business is subject to the risk of litigation by employees, customers, competitors, landlords or neighboring businesses, suppliers, franchise partners, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, beverage and restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of assistant managers and failure to pay for all hours worked. While we have not been a party to any of these types of lawsuits in the past, there can be no assurance that we will not be named in any such lawsuit in the future or that we would not be required to pay substantial expenses and/or damages.
Occasionally, our customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our shops, including actions seeking damages resulting from food-borne illness or accidents in our shops. We also could be subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The beverage and restaurant industry has also been subject to a growing number of claims that their menus and actions have led to the obesity of certain of their customers.
Occasionally, we and our franchise partners are involved in disputes with neighbors, government officials and landlords over the lines of cars attempting to visit our shops. These disputes have led to the loss or changing of locations, changes to hours and operations and costly litigation. If we are unable to reach agreement in future disputes or to alleviate pressure on certain shops by building additional shops or making operational changes, we may be required to close locations or alter operations at some locations. Lost sales and royalty payments caused by such closures or alterations, plus increased expenses from litigation, would harm our business.
Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce customer traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could harm our business.
Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.
Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.
For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in food sold at restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the “PPACA”) establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require certain chain restaurants to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the FDA to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.
We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in drinking and consumption habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the beverage industry in general.
Risks Related to Our Organizational Structure
Dutch Bros Inc. is a holding company, its only material asset following this offering will be its interest in Dutch Bros OpCo, and Dutch Bros Inc. is accordingly dependent upon distributions from Dutch Bros OpCo to pay taxes and expenses (including payments under the Tax Receivable Agreements) and pay dividends.
Dutch Bros Inc. will be a holding company, and following this offering will have no material assets other than its ownership of OpCo Units. Dutch Bros Inc. has no independent means of generating revenue or cash flow, and its ability to pay taxes, operating expenses and dividends in the future, if any, will be dependent upon the financial results and cash flows of Dutch Bros OpCo and its subsidiaries and distributions received from Dutch Bros OpCo. There can be no assurance that Dutch Bros OpCo and its subsidiaries will generate sufficient cash flow to make such distributions, or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions.
We anticipate that Dutch Bros OpCo will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Class A common units. Accordingly, Dutch Bros Inc. will incur income taxes on its allocable share of any net taxable income of Dutch Bros OpCo and will also incur expenses related to its operations, including payments under the Tax Receivable Agreements, which we expect could be significant. See “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering—Tax Receivable Agreements.” Furthermore, Dutch Bros Inc.’s allocable share of Dutch Bros OpCo’s net taxable income will increase over time as the Continuing Members redeem or exchange their Class A common units for shares of Class A common stock or cash.
We intend, as its managing member, to cause Dutch Bros OpCo to make cash distributions to the holders of Class A common units, including us, in an amount sufficient to (i) fund their or our tax obligations in respect of allocations of taxable income from Dutch Bros OpCo and (ii) cover our operating expenses, including payments under the Tax Receivable Agreements. However, Dutch Bros OpCo’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Dutch Bros OpCo is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Dutch Bros OpCo insolvent. In addition, for taxable years beginning after December 31, 2017, liability for adjustments to a partnership’s tax return can be imposed on the partnership itself in certain circumstances, absent an election to the contrary. Dutch Bros OpCo could be subject to material liabilities pursuant to adjustments to its partnership tax returns if, for example, its calculations or allocations of taxable income or loss are incorrect, which also could limit its ability to make distributions to us.
If Dutch Bros Inc. does not have sufficient funds to pay taxes or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that Dutch Bros Inc. is unable to make payments under the Tax Receivable Agreements for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreements and therefore accelerate payments due under the Tax Receivable Agreements. See “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering—Tax Receivable Agreements.” In addition, if Dutch Bros OpCo does not have sufficient funds to make distributions, Dutch Bros Inc.’s ability to declare and pay cash dividends will also be restricted or impaired. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock” and “Dividend Policy.”
Dutch Bros OpCo may make distributions of cash to us in excess of the amounts we use to make distributions to our stockholders and pay our expenses (including our taxes and payments under the Tax Receivable Agreements). To the extent we do not distribute such excess cash as dividends on our Class A and Class D common stock, the Continuing Members would benefit from any value attributable to such cash as a result of their ownership of Class A common stock upon a redemption or exchange of their Class A common units.
Distributions from Dutch Bros OpCo may in certain periods exceed our liabilities, including tax liabilities, obligations to make payments under the Tax Receivable Agreements, and other expenses. Our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to pay dividends on its Class A common stock and Class D common stock. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. See “Certain Relationships and Related Person Transactions—Agreements to be entered into prior to this offering—Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement.”
No adjustments to the exchange ratio of Class A common units for shares of our Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent we do not distribute such cash as dividends on our Class A and Class D common stock and instead, for example, hold such cash balances, buy additional Class A common units or lend such cash to Dutch Bros OpCo, this may result in shares of our Class A common stock increasing in value relative to the Class A common units. The holders of Class A common units may benefit from any value attributable to such cash balances if they receive shares of Class A common stock on redemption or exchange of their Class A common units or if we acquire additional Class A common units (whether from Dutch Bros OpCo or from holders of Class A common units) at a price based on the market price of our Class A common stock at the time. See “Certain Relationships and Related Person Transactions—Agreements to be entered into prior to this offering—Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement” and “Dividend Policy” for more information.
The Tax Receivable Agreements with the Continuing Members and Pre-IPO Blocker Holders require Dutch Bros Inc. to make cash payments to them in respect of certain tax benefits to which it may become entitled, and such payments may be substantial.
Prior to the completion of this offering, Dutch Bros Inc. will enter into two Tax Receivable Agreements. It will enter into (i) the Exchange Tax Receivable Agreement with the Continuing Members and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These Tax Receivable Agreements will provide for the payment by Dutch Bros Inc. to such Continuing Members and Pre-IPO Blocker Holders of               % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreements. The Exchange Tax Receivable Agreement will provide for the payment by Dutch Bros Inc. to the Continuing Members of              % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of (i) Dutch Bros Inc.’s allocable share of existing tax basis attributable to any Class A common units acquired from the Continuing Members in the Offering Transactions and (ii) increases in Dutch Bros Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the Dutch Bros OpCo and its Subsidiaries as a result of redemptions or exchanges of Class A common units for shares of Class A common stock (or a corresponding amount of cash) after this offering, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement will provide for the payment by Dutch Bros Inc. to Pre-IPO Blocker Holders of            % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of Dutch Bros Inc.’s utilization of certain tax attributes of the Blocker Companies (including Dutch Bros Inc.’s allocable share of existing tax basis attributable to Class A common units acquired in the Blocker Mergers), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement.
In each case, these increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that Dutch Bros Inc. would otherwise be required to pay in the future. Actual tax benefits realized by Dutch Bros Inc. may differ from tax benefits calculated under the Tax Receivable Agreements as a result of the use of certain assumptions in the Tax Receivable Agreements, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligations under the Tax Receivable Agreements are an obligation of Dutch Bros Inc., but not of Dutch Bros OpCo. While the amount of existing tax basis, the anticipated tax basis adjustments, and the actual amount and utilization of tax attributes, as well as the amount and timing of any payments under the Tax Receivable Agreements, will vary depending upon a number of factors, including the timing of redemptions and exchanges, the price of shares of our Class A common stock at the time of redemptions and exchanges, the extent to which such redemptions and exchanges are taxable, and the amount and timing of our income, we expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of Dutch Bros OpCo and our possible utilization of tax attributes, including existing tax basis attributable to Class A common units acquired at the time of this offering, the payments that Dutch Bros Inc. may make under the Tax Receivable Agreements may be substantial. The payments under the Tax Receivable Agreements are not conditioned upon continued ownership of Dutch Bros Inc. by the exchanging holders of Class A common units or the Pre-IPO Blocker Holders. See “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering—Tax Receivable Agreements.”
Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we determine, and the Internal Revenue Service (“IRS”) or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. The Continuing Members and Pre-IPO Blocker Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if such basis increases or other tax benefits are subsequently disallowed, except that any excess payments made by Dutch Bros Inc. to the Continuing Members and Pre-IPO Blocker Holders will be netted against future payments that it might otherwise be required to make to them under the applicable Tax Receivable Agreements. However, a challenge to any tax benefits initially claimed may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that Dutch Bros Inc. might otherwise be required to make under the terms of the Tax Receivable Agreements and, as a result, there might not be sufficient future cash payments against which the prior payments can be fully netted. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, in certain circumstances Dutch Bros Inc. may make payments to the Continuing Members and Pre-IPO Blocker Holders under the Tax Receivable Agreements in excess of its actual cash tax savings. Therefore, payments could be made under the Tax Receivable Agreements in excess of the tax savings that we realize in respect of the tax attributes with respect to the Continuing Members and Pre-IPO Blocker Holders that are the subject of the Tax Receivable Agreements. See “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering—Tax Receivable Agreements.”
In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits Dutch Bros Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreements.
Dutch Bros Inc.’s payment obligations under the Tax Receivable Agreements may be accelerated in the event of certain changes of control or certain breaches of material obligations and will be accelerated in the event it elects to terminate the Tax Receivable Agreements early. The accelerated payments will relate to all relevant tax attributes that may subsequently be available to Dutch Bros Inc. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to the lesser of (i) 6.5% per annum and (ii) one year LIBOR, or its successor rate, plus 100 “basis points”) of all future payments that holders of Class A common units or other recipients would have been entitled to receive under the Tax Receivable Agreements, and such accelerated payments and any other future payments under the Tax Receivable Agreements will utilize certain valuation assumptions, including that Dutch Bros Inc. will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreements and sufficient taxable income to fully utilize any remaining net operating losses subject to the Tax Receivable Agreements on a straight line basis over the shorter of the statutory expiration period for such net operating losses and the               -year period after the early termination or change of control.
Accordingly, it is possible that the actual cash tax benefits realized by Dutch Bros Inc. may be significantly less than the corresponding tax receivable agreement payments or that payments under the Tax Receivable Agreements may be made years in advance of the actual realization, if any, of the anticipated future tax benefits. There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreements exceed the actual cash tax benefits that Dutch Bros Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreements and/or payments to us from Dutch Bros OpCo are not sufficient to permit Dutch Bros Inc. to make payments under the Tax Receivable Agreements after it has paid taxes and other expenses. Based upon certain assumptions described in greater detail below under “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering—Tax Receivable Agreements,” we estimate that if Dutch Bros Inc. were to exercise its termination right immediately following this offering, the aggregate amount of these termination payments would be approximately $            million. The foregoing number is merely an estimate and the actual payments could differ materially. We may need to incur additional indebtedness to finance payments under the Tax Receivable Agreements to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreements as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.
The acceleration of payments under the Tax Receivable Agreements in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.
The Tax Receivable Agreements provide that upon certain mergers, asset sales or other forms of business combination or certain other changes of control, Dutch Bros Inc.’s (or its successor’s) obligations with respect to tax benefits would be based on certain assumptions, including that we (or our successor) would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the Tax Receivable Agreements. Consequently, it is possible, in these circumstances, that the actual cash tax savings realized by us may be significantly less than the corresponding tax receivable payments under the Tax Receivable Agreements. Dutch Bros Inc.’s accelerated payment obligations and/or assumptions adopted under the Tax Receivable Agreements in the case of a change of control may impair our ability to consummate a change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.
If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of Dutch Bros OpCo, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.
Upon completion of the Reorganization Transactions, we will have control over Dutch Bros OpCo. As the sole managing member of Dutch Bros OpCo, Dutch Bros Inc. will control and operate Dutch Bros OpCo. On that basis, we believe that our interest in Dutch Bros OpCo is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of Dutch Bros OpCo or if Dutch Bros

OpCo itself becomes an investment company, our interest in Dutch Bros OpCo, as applicable, could be deemed an “investment security” for purposes of the 1940 Act.
We and Dutch Bros OpCo intend to conduct our operations so that we will not be deemed an investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties, and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Risks Related to this Offering and Ownership of Our Class A Common Stock
An active trading market for our Class A common stock may never develop or be sustained.
Prior to this offering, there has been no public market for any of our classes common stock. We intend to list our Class A common stock on                under the symbol “                ”. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on that exchange or otherwise or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you or at all. The initial public offering price for our Class A common stock has been determined through negotiations among us, the selling stockholders and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock after this offering or to any other established criteria of the value of our business. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price.
You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.
The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will suffer immediate dilution of $                per share, or $                per share if the underwriters exercise their option to purchase additional shares in full, representing the difference between our pro forma net tangible book value per share after giving effect to the sale of Class A common stock in this offering at the initial public offering price of $                     per share. See “Dilution.”
Additional stock issuances (including pursuant to the redemption of Class A common units from our Continuing Members) could result in significant dilution to our stockholders and cause the trading price of our Class A common stock to decline.
We may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments or otherwise (including pursuant to the redemption of Class A common units from our Continuing Members). Additional issuances of our stock will result in dilution to existing holders of our stock. Any such issuances could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.
In particular, following the issuance of shares of Class A common stock in connection with the redemption of Class A common units from our Continuing Members and the related cancellation of shares of our Class B common stock or Class C common stock, such shares of Class A common stock will have the same economic rights as other shares of Class A common stock.

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.
Prior to this offering, there was no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock was determined through negotiation between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the trading price of our Class A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock as you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the risk factors set forth in this section as well as the following:
•price and volume fluctuations in the overall stock market from time to time;
•volatility in the trading prices and trading volumes of technology stocks;
•changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
•sales of shares of our Class A common stock by us or our stockholders;
•failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•changes in our financial, operating or other metrics, regardless of whether we consider those metrics as reflective of the current state or long-term prospects of our business, and how those results compare to securities analyst expectations, including whether those results fail to meet, exceed or significantly exceed securities analyst expectations, particularly in light of the significant portion of our revenue derived from a limited number of customers;
•announcements by us or our competitors of new products or services;
•the public’s reaction to our press releases, other public announcements, and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•actual or anticipated changes in our results of operations or fluctuations in our results of operations;
•actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
•litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•actual or perceived privacy or data security incidents;
•developments or disputes concerning our intellectual property or other proprietary rights;
•announced or completed acquisitions of businesses, applications, products, services or technologies by us or our competitors;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•changes in accounting standards, policies, guidelines, interpretations or principles;
•any significant change in our management; and

•general political and economic conditions and slow or negative growth of our markets.
In addition, in the past, following periods of volatility in the overall market and in the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
The multi-class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with Continuing Members, limiting your ability to influence corporate matters.
Each share of our Class A common stock will entitle its holder to one vote on all matters on which stockholders are entitled to vote generally. Our shares of Class B common stock will have no economic rights but each share will entitle its holder to ten votes (or such lower number as required to prevent the holders of Class B common stock from holding, in the aggregate, 80% or more of the aggregate voting power of Dutch Bros at any time) for so long as the aggregate number of outstanding shares of our Class B common stock represents at least    % of the total outstanding shares of common stock, and thereafter, one vote per share on all matters on which stockholders are entitled to vote generally. Immediately following the consummation of this offering, all our Class B common stock will be held by certain Continuing Members affiliated with our Co-Founder. Our shares of Class C common stock and Class D common stock will entitle its holder to three votes for each share (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock represents at least     % of the total outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders are entitled to vote generally. Our shares of Class C common stock will have no economic rights but Class D common stock will have the same economic rights as shares of Class A common stock. Immediately following the consummation of this offering, all our Class C common stock will be held by certain Continuing Members affiliated with our Sponsor and all our Class D common stock will be held by the Pre-IPO Blocker Holders.
The difference in voting rights could adversely affect the value of our Class A common stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common stock, Class C common stock and Class D common stock to have value. Because of the ten-to-one voting ratio between our Class B common stock and our Class A common stock, and the three-to-one voting ratio between our Class C common stock and Class D common stock, on the one hand, and our Class A common stock on the other hand, the holders of our Class B common stock, Class C common stock and Class D common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders so long as they collectively represent at least a majority of the total voting power. This concentrated control will limit or preclude the ability of holders of Class A common stock to influence corporate matters for the foreseeable future. For a description of our multi-class structure, see “Description of Capital Stock.”
FTSE Russell and Standard & Poor’s does not allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our multi-class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. In addition, we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Class A common stock less attractive to other investors. As a result, the trading price and volume of our Class A common stock could be adversely affected.

Our Co-Founder and Sponsor will continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.
Immediately following this offering, our Co-Founder will beneficially own approximately               % of the combined voting power of our Class A common stock, Class B common stock, Class C common stock and Class D common stock (or              % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and our Sponsor, directly and through affiliated investment funds, will beneficially own approximately              % of the combined voting power of our Class A common stock, Class B common stock, Class C common stock and Class D common stock (or            % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Each share of Class A common stock entitling the holder to one vote, each share of Class B common stock entitling the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock represents at least             % of the total outstanding common stock, and thereafter, one vote per share) and each share of Class C common stock and Class D common stock entitling the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock represents at least             % of the total outstanding common stock, and thereafter, one vote per share) on all matters on which stockholders are entitled to vote generally. Thus our Co-Founder and our Sponsor will exercise control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws or the approval of any merger or other significant corporate transaction, including a sale of substantially all our assets.
In addition, we will agree to nominate to our board of directors individuals designated by our Sponsor, which will retain the right to designate up to            directors for so long as they beneficially own at least            % of the voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors. Our Sponsor may therefore have influence over management and substantial control over matters requiring stockholder approval, including the annual election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, following the closing of this offering and for the foreseeable future. It is possible that our Co-Founder’s and our Sponsor’s interests may not align with the interests of our other stockholders.
In addition, immediately following this offering, our Co-Founder and Sponsor, as Continuing Members, will own              % of the Class A common units (or              % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Because they hold their ownership interest in our business directly in Dutch Bros OpCo, rather than through Dutch Bros Inc., the Continuing Members may have conflicting interests with holders of shares of our Class A common stock. For example, if Dutch Bros OpCo makes distributions to Dutch Bros Inc., the non-managing members of Dutch Bros OpCo will also be entitled to receive such distributions pro rata in accordance with the percentages of their respective limited liability company interests in Dutch Bros OpCo and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. The Continuing Members may also have different tax positions from us that could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the Tax Receivable Agreements that we will enter in connection with this offering, whether and when to incur new or refinance existing indebtedness and whether and when Dutch Bros Inc. should terminate the Tax Receivable Agreements and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration our pre-IPO owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering—Tax Receivable Agreements.”
Upon the listing of our Class A common stock on the                            , we will be a “controlled company” within the meaning of the                            rules and, as a result, will qualify for, and intend to rely on, exemptions and relief from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Following this offering, certain affiliates of our Co-Founder will beneficially own approximately       % of the combined voting power of our Class A common stock, Class B common stock, Class C common stock and Class D common stock (or       % if the underwriters exercise in full their option to purchase additional shares of Class A

common stock). As a result, we will be a “controlled company” within the meaning of the                 corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies are not required to have:
•a board that is composed of a majority of “independent directors,” as defined under the                        rules;
•a compensation committee that is composed entirely of independent directors; and
•director nominations be made, or recommended to the full board of directors, by its independent directors, or by a nominations/governance committee that is composed entirely of independent directors.
Following this offering, we intend to utilize these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all the corporate governance requirements of the                        .
Certain of our directors have relationships with our Sponsor, which may cause conflicts of interest with respect to our business.
Following this offering, two of our directors will be affiliated with our Sponsor. Our Sponsor-affiliated directors have fiduciary duties to us and, in addition, have duties to our Sponsor. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and our Sponsor, whose interests may be adverse to ours in some circumstances.
We cannot predict the impact our multi-class structure may have on the market price of our Class A common stock.
We cannot predict whether our multi-class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of this offering, including our executive officers, employees, and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, as mentioned above certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Under the announced policies, our multi-class capital structure would make us ineligible for inclusion in many indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
Future sales of shares of our Class A or Class D common stock cause the market price of our Class A common stock to decline.
Sales of a substantial number of shares of our Class A or Class D common stock (after converting to Class A common stock) in the public market following the completion of this offering, or the perception that these redemptions, exchanges or sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares.
Upon completion of this offering (subject to the terms of the Third LLC Agreement), an aggregate of       Class A common units may be redeemed in exchange for shares of our Class A common stock and an aggregate          shares of Class D common stock may be converted into shares of our Class A common stock. Any shares we issue upon redemption or exchange of Class A common units or upon the conversion of shares of Class D common stock, as applicable, will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. We, our executive officers, our directors, the holders of all our Class D common stock, and the holders of substantially all our outstanding OpCo Units have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our Class A common stock (including shares issued upon redemption or exchange of Class A common units or upon conversion of shares of Class D common stock, as applicable) or securities convertible into or exchangeable for shares of our Class A common stock, including our Class B, Class C and Class D common stock, for 180 days from the date of this prospectus, except with certain underwriters’ prior written consent. See “Underwriting (Conflicts of Interest).”
Upon the expiration of the lock-up agreements described above, all such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale, and other limitations under Rule 144.
Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.
Equity research analysts do not currently provide coverage of our Class A common stock, and we cannot assure that any equity research analysts will adequately provide research coverage of our Class A common stock after the listing of our Class A common stock on                  . A lack of adequate research coverage may harm the liquidity and trading price of our Class A common stock. To the extent equity research analysts do provide research coverage of our Class A common stock, we will not have any control over the content and opinions included in their reports. The trading price of our Class A common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our Class A common stock could decrease, which in turn could cause our trading price or trading volume to decline.
We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may harm our business.
As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and                  , may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased selling, general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers. Our management and other personnel will devote a substantial amount of time to these compliance initiatives. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. We will need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.
Our management team and other personnel devote a substantial amount of time to new compliance initiatives and we may not successfully or efficiently manage our transition to a public company. To comply with the requirements of being a public company, including the Sarbanes-Oxley Act, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which would require us to incur additional expenses and harm our results of operations.
Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.
We are an “emerging growth company,” and we intend to comply only with reduced disclosure requirements applicable to emerging growth companies. As a result, our Class A common stock could be less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of over $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock held by non-affiliates exceeds $700 million as of the prior June 30 and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.
General Risks
Our quarterly results may fluctuate significantly and may not meet our expectations or those of investors or securities analysts.
Our quarterly results of operations, including the levels of our revenue, deferred revenue, working capital, and cash flows, may vary significantly in the future, such that period-to-period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate due to a variety of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:
•the level of demand for our products;
•our ability to grow or maintain our dollar-based net retention rate, expand usage within organizations, and sell subscriptions;
•the timing and success of new features, integrations, capabilities, and enhancements by us to our products, or by our competitors to their products, or any other changes in the competitive landscape of our market;
•our ability to achieve widespread acceptance and use of our products;
•errors in our forecasting of the demand for our products, which would lead to lower revenue, increased costs, or both;
•security breaches, technical difficulties, or interruptions to our systems;
•pricing pressure as a result of competition or otherwise;
•the continued ability to hire high quality and experienced talent in a fiercely competitive environment;
•the timing of the grant or vesting of equity awards to employees, directors, or consultants;
•declines in the values of foreign currencies relative to the U.S. dollar;

•changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;
•legal and regulatory compliance costs in new and existing markets;
•costs and timing of expenses related to the potential acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;
•environmental matters, such as wildfires, and health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses;
•adverse litigation judgments, other dispute-related settlement payments, or other litigation-related costs; and
•general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability and their effects on beverage purchases.
Any one or more of the factors above may result in significant fluctuations in our results of operations, which may negatively impact the trading price of our Class A common stock. You should not rely on our past results as an indicator of our future performance.
Our outstanding indebtedness could materially adversely affect our financial condition and our ability to operate our business, pursue our growth strategy, and react to changes in the economy or industry.
As of June 30, 2021, we had $          principal amount of loans outstanding under our Senior Secured Facility. Although we expect to use the proceeds from this offering to pay down part of our loans, we will continue to have a significant amount of indebtedness. See “Use of Proceeds.” In addition, subject to certain restrictions under our Senior Secured Credit Facility, we may incur additional debt.
Our substantial debt could have important consequences to you, including the following:
•it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;
•our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;
•a substantial portion of cash flow from operations may be dedicated to the payment of principal and interest on our debt, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, acquisitions and other general corporate purposes;
•we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;
•our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our level of debt; and
•our ability to borrow additional funds or to refinance debt may be limited.
Furthermore, all of our debt under our Senior Secured Credit Facility bears interest at variable rates. If these rates were to increase significantly, whether because of an increase in market interest rates or a decrease in our creditworthiness, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business, execute our growth strategy, and to finance our future operations or capital needs or to engage in other business activities.
In May 2021, we entered into a Credit Agreement with JPMorgan Chase Bank, N.A. as administrative agent and other financial institutions as the lenders party thereto (referred to as the “Senior Secured Credit Facility” and further defined below), which restrict us from engaging in specified types of transactions. These covenants restrict our ability, among other things, to:
•incur additional debt;
•grant liens on assets;
•sell or dispose of assets;
•merge with or acquire other companies, or make other investments;
•liquidate or dissolve ourselves; engage in businesses that are not in a related line of business; or
•pay dividends or make other distribution
In addition, our Senior Secured Credit Facility contains financial covenants that require us not to exceed a maximum net lease-adjusted total leverage ratio and maintain a minimum fixed charge coverage ratio. Our ability to comply with these financial covenants can be affected by events beyond our control, and we may not be able to satisfy them. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Secured Credit Facilities.”
A breach of any of the covenants in the Senior Secured Credit Facility could result in an event of default, which could trigger acceleration of our indebtedness and may result in the acceleration of or default under other debt we may incur in the future, which could have a material adverse effect on our business, results of operations and financial condition. In the event of such event of default under our Senior Secured Credit Facility, the applicable lenders could elect to terminate their commitments and declare all outstanding loans, together with accrued and unpaid interest and any fees and other obligations, to be due and payable, and/or exercise their rights and remedies under the loan documents governing our Senior Secured Credit Facility or any applicable law. Our obligations under the Senior Secured Credit Facility are guaranteed by our subsidiaries and secured by substantially all of our and such subsidiary guarantors’ assets.
If we were unable to repay or otherwise refinance these loans when due, the applicable lenders could proceed against the collateral granted to them to secure such indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our loans, we and our subsidiaries may not have sufficient assets to repay such indebtedness. Any acceleration of amounts due under our Senior Secured Credit Facility or the exercise by the applicable lenders of their rights and remedies would likely have a material adverse effect on our business.
As a result of these restrictions, we may be:
•limited in how we conduct our business;
•unable to raise additional debt or equity financing to operate during general economic or business downturns; or
•unable to compete effectively or to take advantage of new business opportunities.
These restrictions may affect our ability to grow in accordance with our strategy.
Furthermore, the terms of any future indebtedness we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in such event, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remedy our material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our Class A common stock price.
Prior to this offering, we were a private company and had limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures. In connection with the audit of our consolidated financial statements for the year ended December 31, 2019 and 2020, our management and auditors determined that a material weakness existed in the internal control over financial reporting due to limited accounting department personnel capable of appropriately accounting for complex transactions we undertake. Additionally, there were insufficient controls over the review and approval of manual journal entries, including appropriate segregation of duties. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate this material weakness. While we continue to take remediation steps, including hiring additional personnel subsequent to December 31, 2020, we continued to have a limited number of personnel with the level of GAAP accounting knowledge, specifically related to complex accounting transactions, commensurate with our financial reporting requirements. As such, we continued to have a material weakness in our control over financial reporting as of December 31, 2020.
We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.
If we fail to remediate our existing material weakness or identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the                       , the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.
A failure to establish and maintain an effective system of disclosure controls and internal control over financial reporting, could adversely affect our ability to produce timely and accurate financial statements or comply with applicable regulations.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of                     . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time consuming, and costly, and place significant strain on our personnel, systems, and resources.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal controls over financial reporting. For example, as we have prepared to become a public company, we have worked to improve the controls around our key accounting processes and our quarterly close process, and we have hired additional accounting and finance personnel to help us implement these processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and investments to strengthen our accounting systems.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems, and controls to accommodate such changes. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.
Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                     . We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business, results of operations, and financial condition and could cause a decline in the trading price of our common stock. Changes in tax laws or regulations could be enacted or existing tax laws or regulations could be applied to us or our customers in a manner that could increase the costs of our products and harm our business.
We will have broad discretion in the use of net proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.
We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion over the use of net proceeds from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our failure to apply the net proceeds of this offering effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital.
We may engage in merger and acquisition activities, which would require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition.
As part of our business strategy to expand our product offerings and grow our business in response to changing technologies, customer demand, and competitive pressures, we have in the past and may in the future make investments or acquisitions in other companies, products or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. These acquisitions may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by customers or investors. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. In addition, if we fail to successfully integrate such acquisitions, or the assets, technologies or personnel associated with such acquisitions, into our company, the business and results of operations of the combined company would be adversely affected.
Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, expose us to claims and disputes by stockholders and third parties, and adversely impact our business, financial condition, and results of operations. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash for any such acquisition which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders’ ownership would be diluted.
We may need additional capital, and we cannot be sure that additional financing will be available.
Historically, we have financed our operations and capital expenditures primarily through sales of Dutch Bros OpCo Units that are convertible into our capital stock. In the future, we may raise additional capital through additional equity or debt financings to support our business growth, to respond to business opportunities, challenges or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required, or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.
Our amended and restated certificate of incorporation that will be in effect at the closing of this offering will provide that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of

Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•any derivative claim or cause of action brought on our behalf;
•any claim or cause of action for a breach of fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders;
•any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws (as each may be amended from time to time);
•any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (as each may be amended from time to time, including any right, obligation or remedy thereunder);
•any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and
•any claim or cause of action against us or any of our current or former directors, officers or other employees governed by the internal-affairs doctrine.
This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. In addition, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. For example, the Court of Chancery of the State of Delaware recently determined that the exclusive forum provisions of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Additionally, our amended and restated certificate of incorporation to be effective immediately following to the closing of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us, and the market price of our Class A common stock may be lower as a result.
There are provisions in our amended and restated certificate of incorporation and bylaws, as they will be in effect following this offering, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by our stockholders.
Our charter documents will also contain other provisions that could have an anti-takeover effect, such as:
•permitting the board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•providing that directors may only be removed for cause;
•prohibiting cumulative voting for directors;
•requiring super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;
•authorizing the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•eliminating the ability of stockholders to call special meetings of stockholders;
•prohibiting stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and
•our dual class common stock structure as described above.
Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our amended and restated certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. In addition, our ability to pay dividends on our Class A common stock and our Class D common stock is currently limited by the covenants of our Senior Secured Credit Facility and may be further restricted by the terms of any future debt or preferred securities. Holders of our Class B common stock and Class C common stock do not have any right to receive dividends, or to receive a distribution upon a liquidation, dissolution or winding up of Dutch Bros Inc., with respect to their Class B common stock or Class C common stock. Accordingly, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Catastrophic events may disrupt our business.
Labor discord or disruption, geopolitical events, social unrest, war, terrorism, political instability, acts of public violence, boycotts, hostilities and social unrest and other health pandemics that lead to avoidance of public places or cause people to stay at home could harm our business. Additionally, natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could harm our business. In particular, the west coast wildfires and the COVID-19 pandemic, including the reactions of governments, markets, and the general public, may result in a number of adverse consequences for our business, operations, and results of operations, many of which are beyond our control. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, breaches of data security, and loss of critical data, all of which would harm our business, results of operations, and financial condition. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “toward,” “will,” or “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:
•the COVID-19 pandemic and west coast wildfires and their impact on our business, operations, and the markets and communities in which we and our customers operate;
•our inability to successfully identify and secure appropriate sites and timely develop and expand our operations;
•our inability to protect our brand and reputation;
•our dependence on a small number of suppliers and a single roasting facility;
•our inability to protect against security breaches of confidential customer information;
•our expectations regarding our future operating and financial performance;
•the size of our addressable markets, market share, and market trends;
•our ability to compete in our industry;
•changes in consumer tastes and nutritional and dietary trends;
•our ability to effectively manage the continued growth of our workforce and operations;
•our inability to open profitable shops;
•our failure to generate projected same shop sales growth;
•the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs;
•our dependence on long-term non-cancelable leases;
•our relationship with our employees and the status of our workers;
•our inability to maintain good relationships with our franchising partners;
•the effects of seasonal trends on our results of operations;
•our vulnerability to global financial market conditions, including the continuing effects from the recent recession;
•our ability to attract, retain, and motivate skilled personnel, including key members of our senior management;
•our vulnerability to adverse weather conditions in local or regional areas where our shops are located;
•our realization of any benefit from the Tax Receivable Agreements and our organizational structure;
•the increased expenses associated with being a public company;
•our intended use of the net proceeds from this offering; and

•the other factors set forth under “Risk Factors” in this prospectus.
We caution you that the foregoing list may not contain all the forward-looking statements made in this prospectus.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET AND INDUSTRY DATA
This prospectus contains estimates and information concerning our industry, including market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports and other information from our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.
Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:
•Quantitative Analysis (commissioned by us); and
•Technomic Inc.’s 2021 Chain Restaurant Report.
Certain information included in this prospectus concerning our industry and the markets we serve, including our market share, is also based on our good-faith estimates derived from management's knowledge of the industry and other information currently available to us.

ORGANIZATIONAL STRUCTURE
Organizational Structure Prior to this Offering and the Reorganization Transactions
The diagram below depicts our current organizational structure. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Pre transaction

Management
Profits Interest Units
No voting interest
% of economic interest
Founder
Sponsor
Common Units
% voting interest
% of economic interest
Common Units
% voting interest
% of economic interest
Dutch Bros OpCo

Organizational Structure Following this Offering and the Reorganization Transactions
The diagram below depicts our organizational structure immediately following the Reorganization Transactions and the Offering Transactions assuming exercise by the underwriters of their option to purchase additional shares of Class A common stock. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Post-transaction
Public Investors
Management
Founder
Sponsor
Dutch Bros Inc.
Dutch Bros OpCo
Class A common stock
% of voting interest
% of economic interest
Class A common stock
% of voting interest
% of economic interest
Class B common stock
% of voting interest
No economic interest
Class C common stock
% of voting interest
No economic interest
Class D common stock
% of voting interest
% economic interest
Class A common units, Class B voting units and Class C voting units
100% of voting interest
% of economic interest
Class A common units
No voting interest
% of economic interest
Class A common units
No voting interest
% of economic interest

Immediately following this offering, Dutch Bros Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Dutch Bros OpCo. As the sole managing member of Dutch Bros OpCo, Dutch Bros Inc. will operate and control all the business and affairs of Dutch Bros OpCo and, through Dutch Bros OpCo and its subsidiaries, conduct our business. Following this offering, Dutch Bros OpCo will be the predecessor of Dutch Bros Inc. for financial reporting purposes. As a result, the consolidated financial statements of Dutch Bros Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Dutch Bros OpCo. Dutch Bros Inc. will consolidate Dutch Bros OpCo in its consolidated financial statements and will report non-controlling interests related to the OpCo Units held by the Continuing Members on its consolidated financial statements.
Investors participating in this offering will hold equity in Dutch Bros Inc. in the form of shares of our Class A common stock. The Continuing Members will hold all the issued and outstanding shares of our Class B common stock and Class C common stock. The shares of Class B common stock will have no economic rights, but each share will entitle the holder to ten votes (or such lower number as required to prevent the holders of Class B common stock from holding, in the aggregate, 80% or more of the aggregate voting power of Dutch Bros Inc. at any time) for so long as the aggregate number of outstanding shares of our Class B common stock represents at least       % of the total outstanding shares of common stock, and thereafter, one vote per share, on all matters on which the stockholders of Dutch Bros Inc. are entitled to vote generally. The shares of Class C common stock will have no economic rights, but each share will entitle the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represent at least       % of the total outstanding shares of common stock and thereafter one vote) on all matters on which the stockholders of Dutch Bros Inc. are entitled to vote generally. The Pre-IPO Blocker Holders will hold all the issued and outstanding shares of our Class D common stock. The shares of Class D common stock will have the same economic rights as shares of Class A common stock, but each share will entitle the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represent at least       % of the total outstanding shares of common stock and thereafter one vote) on all matters on which the stockholders of Dutch Bros Inc. are entitled to vote generally.
The voting power afforded to the Continuing Members by their shares of Class B common stock or Class C common stock, as applicable, will be automatically and correspondingly reduced as their shares of Class B common stock or Class C common stock are canceled in connection with the redemption or exchange of the corresponding Class A common units for shares of Class A common stock or cash, and the voting power afforded to Pre-IPO Blocker Holders will be automatically and correspondingly reduced as they transfer shares of Class D common stock, which, except in certain circumstances, will automatically convert into shares of Class A common stock. See “Certain Relationships and Related Person Transactions—Agreements to be entered into prior to this offering—Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement” and “Description of Capital Stock.”
Our post-offering organizational structure is commonly referred to as an UP-C structure. This organizational structure will allow the Continuing Members to retain their equity ownership in Dutch Bros OpCo, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Class A common units. Investors in this offering, Pre-IPO OpCo Unitholders exchanging their Class A common units for Class A common stock in the Pre-IPO Exchanges, and the Pre-IPO Blocker Holders will, by contrast, hold their equity ownership in Dutch Bros Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock or Class D common stock, as applicable. We believe that the Continuing Members will generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. One of these benefits is that future taxable income of Dutch Bros OpCo that is allocated to the Continuing Members will be taxed on a flow-through basis and therefore generally will not be subject to corporate income taxes at the entity level. Additionally, because the Continuing Members have the right to require Dutch Bros OpCo to redeem all or a portion of their Class A common units in exchange for shares of our Class A common stock or cash, our UP-C structure provides the Continuing Members with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. Although no assurances can be given, we do not believe that our UP-C structure will give rise to any significant business or strategic benefit or detriment to us.

Incorporation of Dutch Bros Inc.
Dutch Bros Inc. was incorporated in Delaware in June 2021. Dutch Bros Inc. has not engaged in any business or other activities except in connection with its incorporation. Dutch Bros Inc.’s amended and restated certificate of incorporation authorizes four classes of common stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock, each having the terms described in “Description of Capital Stock.” Holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters presented to Dutch Bros Inc.’s stockholders for their vote or approval, other than amendments to Dutch Bros Inc.’s amended and restated certificate of incorporation to change the rights of the Class B common stock, Class C common stock or Class D common stock, which would require a vote of such class, except as otherwise required by law.
Reorganization Transactions
The Recapitalization, the Pre-IPO Exchanges, the designation of Dutch Bros Inc. as managing member of Dutch Bros OpCo, the entry into the Tax Receivable Agreements, and related transactions described below are collectively referred to as the “Reorganization Transactions.”
Recapitalization
The capital structure of Dutch Bros OpCo currently consists of two different classes of membership interests: Common Units and Profits Interest Units, as set forth in the Second LLC Agreement. Prior to the completion of this offering, the Second LLC Agreement will be amended and restated as the Third LLC Agreement, which, among other things, converts the outstanding Profits Interest Units into Class A common units and converts the outstanding Common Units into Class A common units paired with an equal number of either Class B voting units or Class C voting units. We refer to this modification of Dutch Bros OpCo’s capital structure as the “Recapitalization.”
In connection with the Recapitalization, all outstanding, vested and unvested Profits Interest Units of Dutch Bros OpCo will be converted into Class A common units subject to the same vesting schedule. The number of Class A common units delivered in respect of each Profits Interest Unit will be determined based on the amount of proceeds that would be distributed in respect of such Profits Interest Unit if Dutch Bros OpCo were to be sold at a value derived from the initial public offering price and the proceeds distributed in accordance with the Second LLC Agreement. In connection with the Recapitalization, and concurrently with the conversion of Profits Interest Units, all outstanding Common Units of Dutch Bros OpCo will be converted into Class A common units, of which                will be paired with an equal number of Class B voting units and               will be paired with an equal number of Class C voting units. Immediately following the Recapitalization, but prior to the Offering Transactions described below, there will be              Class A common units,              Class B voting units and                 Class C voting units of Dutch Bros OpCo issued and outstanding.
Pre-IPO Exchanges
Prior to the completion of this offering, Dutch Bros Inc. will form a new merger subsidiary with respect to each of the Blocker Companies, through which certain of our Pre-IPO Blocker Holders hold their interests in Dutch Bros OpCo. Following the Recapitalization, each merger subsidiary will merge with and into the respective Blocker Company in a reverse subsidiary merger, and, as part of the same transaction, the surviving Blocker Company will merge with and into Dutch Bros Inc. We refer to these mergers as the “Blocker Mergers.” In the Blocker Mergers, the Pre-IPO Blocker Holders, as the 100% owners of the Blocker Companies, will receive               shares of newly issued Class D common stock, which remains unchanged if the underwriters exercise in full their option to purchase additional shares of Class A common stock. Following the Blocker Mergers, Dutch Bros Inc. will hold      outstanding Class A common units and a corresponding number of Class C voting units.
Immediately following the Blocker Mergers, the Pre-IPO OpCo Unitholders who received Class A common units in exchange for Profits Interest Units in the Recapitalization will contribute such Class A common units to Dutch Bros Inc. in exchange for a corresponding number of shares of Class A common stock. The Pre-IPO OpCo Unitholders who received Class B voting units and Class C voting units in the Recapitalization will contribute such Class B and Class voting units to Dutch Bros Inc. in exchange for a corresponding number of shares of Class B common stock or Class C common stock. We refer to these contributions, together with the Blocker Mergers, as the “Pre-IPO Exchanges.”
Managing Member of Dutch Bros OpCo
The Third LLC Agreement will provide that the business and affairs of Dutch Bros OpCo will be solely managed by a “managing member” designated by holders of Class B voting units and Class C voting units, voting together as a single class. In any such vote, each Class B voting unit shall be entitled to ten votes and each Class C voting unit shall be entitled to three votes. Immediately following the Pre-IPO Exchanges, Dutch Bros Inc. will hold all Class B voting units and Class C voting units, and Dutch Bros Inc. will duly designate itself as the managing member of Dutch Bros OpCo.
Tax Receivable Agreements
Prior to the completion of this offering, Dutch Bros Inc. will enter into two Tax Receivable Agreements. Dutch Bros Inc. will enter into (i) the Exchange Tax Receivable Agreement with the Continuing Members and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These Tax Receivable Agreements will provide for the payment by Dutch Bros Inc. to such Pre-IPO OpCo Unitholders of             % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of existing and increased tax basis and certain other tax attributes and benefits covered by the Tax Receivable Agreements. These payment obligations are obligations of Dutch Bros Inc. and not of Dutch Bros OpCo. See “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering—Tax Receivable Agreements” for additional information.
Offering Transactions
In connection with the completion of this offering, Dutch Bros Inc. intends to use a portion the proceeds it receives from this offering, net of estimated underwriting discounts and commissions, to purchase newly issued Class A common units from Dutch Bros OpCo at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of estimated underwriting discounts and commissions. Assuming that the shares of Class A common stock to be sold in this offering are sold at $            per share, which is the midpoint of the price range set forth on the front cover of this prospectus, at the time of this offering, Dutch Bros Inc. will purchase from Dutch Bros OpCo           Class A common units for an aggregate of $            (or              newly issued Class A common units for an aggregate of $           if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The issuance and sale of such newly issued Class A common units by Dutch Bros OpCo to Dutch Bros Inc. will correspondingly dilute the ownership interests of the Pre-IPO OpCo Unitholders in Dutch Bros OpCo. See “Principal Stockholders” for more information regarding the proceeds from this offering that will be paid to our directors and named executive officers.
Following this offering, Dutch Bros Inc. will hold a number of Class A common units of Dutch Bros OpCo that is equal to the aggregate number of shares of Class A common stock and Class D common stock that it has issued.
Dutch Bros OpCo expects to use the proceeds it receives from Dutch Bros Inc. in the Offering Transactions to repay outstanding loans and, to the extent there are remaining proceeds, for general corporate purposes. See “Use of Proceeds.”
We refer to the foregoing transactions as the “Offering Transactions.”
Following This Offering
As the sole managing member of Dutch Bros OpCo, Dutch Bros Inc. will have the right to determine if and when distributions will be made to the unitholders of Dutch Bros OpCo and the amount of any such distributions (subject to the requirements with respect to tax distributions described below). If Dutch Bros Inc. authorizes a distribution, such distribution will be made to the holders of Class A common units, including Dutch Bros Inc., pro rata in accordance with their respective ownership of Class A common units.
Dutch Bros OpCo will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Class A common units, including Dutch Bros Inc. Accordingly, the holders of Class A common units will incur United States federal, state and local income taxes on their allocable share of any taxable income of Dutch Bros OpCo. Pursuant to the Third LLC Agreement, Dutch Bros OpCo generally will make cash distributions to the holders of Class A common units in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of Dutch Bros OpCo that is allocated to them, to the extent previous tax distributions from Dutch Bros OpCo have been insufficient. These tax distributions will be computed based on an assumed U.S. federal, state and local tax rate, and will be distributed pro rata in accordance with the holders’ respective ownership of Class A common units. In addition to tax expenses, Dutch Bros Inc. also will incur expenses related to its operations, plus payments under the Tax Receivable Agreements, which Dutch Bros Inc. expects will be significant. Dutch Bros Inc. intends to cause Dutch Bros OpCo to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow Dutch Bros Inc. to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreements.
The Continuing Members will have the right, from time to time following the 180 day anniversary of the offering, to have their Class A common units redeemed for shares of Class A common stock on a one-for-one basis or a corresponding amount of cash, at the election of Dutch Bros Inc. as managing member, subject to customary adjustments and the procedures set forth in the Third LLC Agreement. Such Class A common stock or cash will be contributed by Dutch Bros Inc. to Dutch Bros OpCo in exchange for Class A common units, unless, in its sole discretion, Dutch Bros Inc. elects to affect such exchange directly with the relevant Continuing Member. When a Class A common unit of Dutch Bros OpCo, is redeemed or exchanged for a share of Class A common stock of Dutch Bros Inc. or cash, a corresponding share of Class B common stock or Class C Common stock of Dutch Bros Inc., as applicable, will be canceled. The Third LLC Agreement will provide that as a general matter a Continuing Member will not have the right to redeem or exchange Class A common units if Dutch Bros Inc. determines that such redemption or exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing Member is bound, including the Third LLC Agreement. Dutch Bros Inc. may impose additional restrictions on exchanges that it determines in good faith to be necessary or advisable so that Dutch Bros OpCo is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. See “Certain Relationships and Related Person Transactions—Agreements to be entered into prior to this offering—Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement.”
As a result of the transactions described above, upon completion of this offering:
•Our Class A common stock will be held as follows:
◦          shares (or          shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) held by investors in this offering; and
◦          shares held by Pre-IPO OpCo Unitholders.
•Our Class B common stock (together with the same amount of Class A common units of Dutch Bros OpCo) will be held as follows:
◦          shares held by Continuing Members.
•Our Class C common stock (together with the same amount of Class A common units of Dutch Bros OpCo) will be held as follows:
◦          shares held by Continuing Members.

•Our Class D common stock will be held as follows:
◦          shares held by Pre-IPO Blocker Holders.
•The combined voting power in Dutch Bros Inc. will be as follows:
◦          % held by investors in this offering and the Pre-IPO OpCo Unitholders holding only Class A common stock following the Pre-IPO Exchanges (or            % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
◦          % held by the Continuing Members that are holders of all the outstanding shares of Class B common stock (or          % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
◦          % held by the Continuing Members that are holders of all the outstanding shares of Class C common stock (or          % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
◦          % held by Pre-IPO Blocker Holders, as holders of all the outstanding shares of Class D common stock (or          % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
•Dutch Bros OpCo’s Class A common units will be held as follows:
◦          held by Dutch Bros Inc. (or          if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
◦          held by the Continuing Members.
•Dutch Bros OpCo’s Class B voting units will be held as follows:
◦          held by Dutch Bros Inc.
•Dutch Bros OpCo’s Class C voting units will be held as follows:
◦          held by Dutch Bros Inc.

USE OF PROCEEDS
We estimate that the net proceeds to Dutch Bros Inc. from this offering at an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, will be approximately $          million (or $          million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). A $1.00 increase or decrease in the assumed initial public offering price of $          per share would increase or decrease, as applicable, the net proceeds to Dutch Bros Inc. from this offering by approximately $          million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase or decrease, as applicable, the net proceeds to Dutch Bros Inc. from this offering by approximately $          million. Dutch Bros OpCo will bear or reimburse Dutch Bros Inc. for all the expenses payable by it in this offering. We estimate these offering expenses (excluding estimated underwriting discounts and commissions) will be approximately $          million.
Dutch Bros Inc. intends to use all the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase               newly issued Class A common units from Dutch Bros OpCo for approximately $          million (or              Class A common units for $          million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
The foregoing purchase of Class A common units will be made at a price per unit equal to the public offering price per share of Class A common stock in this offering, less estimated underwriting discounts and commissions. The number of outstanding Class A common units of Dutch Bros OpCo will equal the aggregate number of our outstanding shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock. See “Organizational Structure—Offering Transactions.”
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and facilitate our future access to the public capital markets. Dutch Bros OpCo expects to use the proceeds it receives from us from this offering:
•to repay $                  million of outstanding borrowings under the Senior Secured Credit Facility; and
•to the extent there are remaining proceeds, for general corporate purposes.
Certain of the underwriters and/or their affiliates are lenders under the Senior Secured Credit Facility and, as such, may receive a portion of the net proceeds from this offering. Loans under the Senior Secured Credit Facility were used to make distributions to holders of OpCo Units prior to this offering and will mature and all amounts outstanding will be due and payable on May 12, 2026. The principal balance of the term loans amortizes each quarter at a rate between 2.5% and 12.5% per annum. Loans under the Senior Secured Credit Facility bear interest at a rate equal to either (a) the adjusted LIBOR rate plus an applicable spread ranging from 1.25% to 2.50% per annum based on our net lease-adjusted total leverage ratio or (b) an alternate base rate, plus an applicable spread ranging from 0.25% to 1.50% per annum based on our net lease-adjusted total leverage ratio.

DIVIDEND POLICY
We have no current plans to pay dividends on our Class A common stock or Class D common stock. Holders of our Class B common stock and Class C common stock do not have any right to receive dividends, or to receive a distribution upon a liquidation, dissolution or winding up of Dutch Bros Inc., with respect to their Class B common stock and Class C common stock. The declaration, amount, and payment of any future dividends on shares of Class A common stock or Class D common stock will be at the sole discretion of our board of directors, and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends on our Class A common stock or Class D common stock may be limited by restrictions under the covenants of the Senior Secured Credit Facility, and may be further restricted by the terms of any future debt or preferred securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Secured Credit Facilities.”
Dutch Bros Inc. is a holding company and has no material assets other than its ownership of OpCo Units. The limited liability company agreement of Dutch Bros OpCo that will be in effect at the time of this offering provides that certain distributions to cover the taxes of the holders of Class A common units will be made based upon assumed tax rates and other assumptions provided in the limited liability company agreement. See “Certain Relationships and Related Person Transactions—Agreements to be entered into prior to this offering—Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement.” Additionally, in the event Dutch Bros Inc. declares any cash dividend, we intend to cause Dutch Bros OpCo to make distributions to Dutch Bros Inc., in an amount sufficient to cover such cash dividends declared by us. If Dutch Bros OpCo makes such distributions to Dutch Bros Inc., our Co-Founder and Sponsor will also be entitled to receive the respective equivalent pro rata distributions in accordance with their respective ownership of Class A common units. Prior to this offering, Dutch Bros OpCo distributed $200 million cash to the Pre-IPO OpCo Unitholders. See “Certain Relationships and Related Party Transactions” for additional information.
The agreements governing our credit facility contain a number of covenants that restrict, subject to certain exceptions, certain of our subsidiaries’ ability to pay dividends to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Secured Credit Facilities.”
Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Dutch Bros OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Dutch Bros OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Dutch Bros OpCo are generally subject to similar legal limitations on their ability to make distributions to Dutch Bros OpCo.
Since its formation in June 2021, Dutch Bros Inc. has not paid any dividends to holders of its outstanding common stock. In 2019 and 2020, Dutch Bros OpCo made cash distributions to equity holders in an aggregate amount of $6.6 million and $7.8 million, respectively.

CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2021:
•on a historical basis; and
•on a pro forma basis giving effect to the Reorganization Transaction, the Offering Transactions, including the sale and issuance of          shares of our Class A common stock by us in this offering, at the assumed public offering price of $      per share, representing the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the proceeds therefrom as described in “Use of Proceeds.”
You should read this table together with the other information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

As of June 30, 2021
($ in thousands, except share and per share amounts)	Dutch Bros OpCo Actual	Dutch Bros Inc. Pro Forma(1)(2)
Cash and cash equivalents	$	$
Debt:
Credit facility(3)
Total debt
Equity:
Members’ equity (deficit)
Class A common stock, $0.00001 par value per share, shares authorized and no shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis
Class B common stock, $0.00001 par value per share, shares authorized and no shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis(4)
Class C common stock, $0.00001 par value per share, shares authorized and no shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis(5)
Class D common stock, $0.0001 par value per share shares authorized and no shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis(6)
Additional paid-in capital
Retained earnings (accumulated deficit)
Accumulated other comprehensive income
Non-controlling interest
Total equity
Total capitalization	$	$
__________________
(1)To the extent we change the number of shares of Class A common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $                    per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of pro forma total equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of pro forma total stockholders’ equity and total capitalization by approximately $          million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds

from this offering and our pro forma total equity and total capitalization by approximately $             million. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma amount of each of cash and cash equivalents, total debt, additional paid-in capital, retained earnings (accumulated deficit), accumulated other comprehensive income, non-controlling interest, total equity, and total capitalization would increase by approximately $                million, after deducting estimated underwriting discounts and commissions, and we would have           shares of our Class A common stock issued and outstanding, pro forma.
(2)The pro forma information in the balance sheet data above reflects the sale and issuance of          shares of our Class A common stock by us in the offering, at the assumed public offering price of $      per share, representing the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)On May 12, 2021, we entered into a credit agreement with JPMorgan Chase Bank, N.A. as administrative agent and other financial institutions as the lenders party thereto, consisting of a $200 million term loan credit facility, a $150 million revolving credit facility and an uncommitted incremental facility of up to $100 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Secured Credit Facilities—JP Morgan Credit Facility” for additional information.
(4)The shares of Class B common stock will have no economic rights but each share will entitle the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock represents at least           % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share, provided that the number of votes per share may be adjusted from time to time in accordance with our amended and restated certificate of incorporation, as required to prevent the holders of Class B common stock from holding, in the aggregate, 80% or more of our aggregate voting power at any time) on all matters on which stockholders are entitled to vote generally.
(5)The shares of Class C common stock will have no economic rights but each share will entitle the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represent at least            % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders are entitled to vote generally.
(6)The shares of Class D common stock will have the same economic rights as shares of Class A common stock, but each share will entitle the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represent at least           % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class D common stock into shares of Class A common stock) on all matters on which stockholders are entitled to vote generally.

DILUTION
If you invest in shares of our Class A common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our pre-IPO owners.
Our pro forma net tangible book deficit as of June 30, 2021 was approximately $                 million, or $        per share of Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. Pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization Transactions and assuming that all Continuing Members exchanged their Class A common units for newly issued shares of Class A common stock on a one-to-one basis, their corresponding shares of Class B common stock and Class C common stock were canceled, and all Pre-IPO Blocker Holders converted their shares of Class D common stock into an equal number of shares of Class A common stock.
After giving effect to the transactions described under “Unaudited Pro Forma Combined and Consolidated Financial Information,” including the application of the proceeds from this offering as described in “Use of Proceeds,” our pro forma net tangible book deficit as of June 30, 2021 would have been $            million, or $         per share of Class A common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $          per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $          per share of Class A common stock to investors in this offering.
The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value (deficit) per share of Class A common stock as of June 30, 2021	$
Increase in pro forma net tangible book value per share of Class A common stock attributable to investors in this offering	$
Pro forma net tangible book value (deficit) per share of Class A common stock after the offering		$
Dilution per share of Class A common stock to investors in this offering		$
Because the Continuing Members do not own any Class A common stock or other economic interests in Dutch Bros Inc., we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all Continuing Members exchanged their Class A common units for newly issued shares of Class A common stock on a one-to-one basis, their corresponding shares of Class B common stock and Class C common stock were canceled, and all Pre-IPO Blocker Holders converted their shares of Class D common stock into an equal number of shares of Class A common stock in order to more meaningfully present the dilutive impact on the investors in this offering.
A $1.00 increase in the assumed initial public offering price of $                         per share of our Class A common stock would increase our pro forma net tangible book value after giving effect to this offering by $              million, or by $                  per share of our Class A common stock, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.
The following table summarizes, on the same pro forma basis as of June 30, 2021, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us, and the average price per share of Class A common stock paid by our pre-IPO owners and by new investors purchasing shares of Class A common stock in this offering, assuming that all Continuing Members exchanged their Class A common units for newly issued shares of our Class A common stock on a one-to-one basis, their corresponding shares of Class B common stock and Class C common stock were canceled, and all Pre-IPO Blocker Holders converted their shares of Class D common stock into an equal number of shares of Class A common stock.

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price Per Share of Class A Common Stock
	Number	Percent	Amount	Percent
(in millions)
Pre-IPO owners		%	$	%	$
Investors in this offering		%		%	$
Total		%	$	%
Each $1.00 increase in the assumed offering price of $             per share of our Class A common stock would increase total consideration paid by investors in this offering by $             million, assuming the number of shares offered by us remains the same. A $1.00 decrease in the assumed initial public offering price per share of our Class A common stock would result in equal changes in the opposite direction.
If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to          , or approximately          % of the total number of shares of Class A common stock.
The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares of Class A common stock and other terms of this offering determined at pricing. This table also does not reflect the            shares of Class A common stock that may be granted under our 2021 Equity Incentive Plan, or           shares of Class A common stock that may be issued under our 2021 Employee Stock Purchase Plan.

UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma combined and consolidated financial information for the year ended December 31, 2020 give pro forma effect to the Offering Transactions and the Reorganization Transactions (collectively, the “Transactions”).
The unaudited pro forma consolidated financial statements as of and for the year ended December 31, 2020 present our consolidated financial position and results of operations to (a) reflect (i) the Reorganization Transactions, (ii) the sale and issuance of Class A common stock pursuant to this offering, and (iii) the use of proceeds from this offering to repay $           million of the Senior Secured Credit Facility and (b) assume the Transactions were completed on January 1, 2020.
As described in greater detail under the sections titled “Organizational Structure” and “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering—Tax Receivable Agreements,” in connection with this offering, we entered into two Tax Receivable Agreements. We entered into (i) the Exchange Tax Receivable Agreement with the Continuing Members and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These Tax Receivable Agreements provide for the payment by Dutch Bros Inc. to the Continuing Members and Pre-IPO Blocker Holders of            % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreements. Due to the uncertainty in the amount and timing of future exchanges of Class A common units by the Continuing Members and Pre-IPO Blocker Holders, the unaudited pro forma consolidated financial information assumes that no exchanges of Class A common units have occurred and therefore no increases in tax basis in Dutch Bros Inc.’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the Continuing Members and Pre-IPO Blocker Holders were to exchange their Class A common units, we would recognize a deferred tax asset of approximately          and a liability of approximately          , assuming (v) all exchanges occurred on the same day, (w) a price of          per Class A common share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, (x) a constant corporate tax rate of           , (y) we will have sufficient taxable income to fully utilize the tax benefits, and (z) no material changes in tax law. For each 5% increase (decrease) in the amount of Class A common units exchanged by the Continuing Members and Pre-IPO Blocker Holders, our deferred tax asset would increase (decrease) by approximately          and the related liability would increase (decrease) by approximately           , assuming that the price per share and corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of shares of our Class A common stock at the time of the exchange, and the tax rates then in effect.
Dutch Bros OpCo’s historical consolidated financial information has been derived from its consolidated financial statements and accompanying notes included elsewhere in this prospectus. Because Dutch Bro Inc. was formed on June 4, 2021 and had no material assets or results of operations until the completion of the Offering Transactions, its historical financial information is not included in the unaudited pro forma combined and consolidated financial information for the year ended December 31, 2020.
The unaudited pro forma combined and consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma combined and consolidated financial information. The unaudited pro forma combined and consolidated financial information has been adjusted to give effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable, and (iii) expected to have a continuing impact on the statements of income.
As a public company, we are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal, and administrative personnel, increased auditing and legal expenses, and other related costs. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and would be based on subjective estimates and assumptions that could not be factually supported. We have not included any pro forma adjustments related to these costs.
The unaudited pro forma combined and consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of our future results. The unaudited pro forma combined and consolidated financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies, or cost savings that may result from the Transactions or any integration costs that do not have a continuing impact.
The unaudited pro forma combined and consolidated financial information should be read together with “Organizational Structure,” “Capitalization,” “Selected Historical and Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical financial statements of Dutch Bros OpCo and related notes thereto, each included elsewhere in this prospectus.

	Historical Year Ended December 31, 2020	Pro Forma Adjustments
	Dutch Bros OpCo(a) Actual	Reorganization Transactions Adjustments	Offering Transactions Adjustments	Pro Forma Combined
	($ in thousands, except share and per share amounts)
Revenue
Company-operated shops	$244,514	$	$	$
Franchising and other	82,899
Total revenue	327,413

Costs and expenses
Cost of sales	211,659
Selling, general and administrative	105,087
Total costs and expenses	316,746
Income from operations	10,667
Other income (expense)
Interest expense, net	(3,736)
Other income (expense)	(363)
Total other income (expense)	(4,099)
Income before income taxes	6,568
Income tax expense(b)	843
Net income	$5,725	$	$	$
Net income attributable to non-controlling interests		(c)
Net income attributable to Dutch Bros Inc.
Basic and diluted net income per share
Shares used in basic and diluted per share calculations

__________________
(a)Dutch Bros Inc. was formed on June 4, 2021 and will have no results of operations until the completion of this offering. Therefore, its historical results of operations are not shown in a separate column in the unaudited pro forma combined and consolidated statements of operations or balance sheet.
(b)Dutch Bros OpCo is a limited liability company and is treated as a partnership for U.S. federal income tax purposes. As such, it is generally not subject to any entity-level U.S. federal income tax. Instead, income, expenses, gains and losses are reported on the returns of its members. Following the Reorganization Transactions, Dutch Bros Inc. will become subject to U.S. federal income taxes with respect to its allocable share of any U.S. taxable income of Dutch Bros OpCo. As a result, the unaudited pro forma consolidated statements of operations reflect adjustments to our income tax expense of $ for the year ended December 31, 2020.
(c)Upon completion of the Reorganization Transactions, Dutch Bros Inc. will become the sole managing member of Dutch Bros OpCo. As a result, Dutch Bros Inc. will initially own approximately      % of the economic interest in Dutch Bros OpCo, but will have 100% of the voting power and operate and control all the business and affairs of Dutch Bros OpCo. Immediately following the Reorganization Transactions, the ownership percentage held by the non-controlling interests and the net income attributable to the non-controlling interests will represent approximately      % of net income before income tax expense.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present the selected historical consolidated financial data for Dutch Bros OpCo and its subsidiaries and the selected pro forma combined and consolidated financial data for Dutch Bros Inc. for the periods and at the dates indicated. Immediately following this offering, Dutch Bros Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Dutch Bros OpCo. Dutch Bros Inc. will operate and control all the business and affairs of Dutch Bros OpCo and, through Dutch Bros OpCo and its subsidiaries, conduct our business. Following this offering, Dutch Bros OpCo will be the predecessor of Dutch Bros Inc. for financial reporting purposes. As a result, the consolidated financial statements of Dutch Bros Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Dutch Bros OpCo. Dutch Bros Inc. will consolidate Dutch Bros OpCo in its consolidated financial statements and will report non-controlling interests related to the Class A common units held by the Continuing Members on its consolidated financial statements.
The selected historical consolidated statements of income data and selected historical consolidated statements of cash flows data presented below for the years ended December 31, 2019 and 2020 and the selected historical consolidated balance sheet data presented below as of December 31, 2019 and 2020 have been derived from the historical consolidated financial statements of Dutch Bros OpCo included elsewhere in this prospectus. The selected historical consolidated financial information of Dutch Bros OpCo as of                , 2021 and for the                 months ended                    , 2020 and 2021 was derived from the unaudited historical consolidated financial statements of Dutch Bros OpCo included elsewhere in this prospectus. The unaudited historical consolidated financial statements of Dutch Bros OpCo have been prepared on the same basis as the audited historical consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.
The selected historical consolidated financial and other data of Dutch Bros Inc. has not been presented because Dutch Bros Inc. is a newly incorporated entity, has had no business transactions or activities to date, and had no assets or liabilities during the periods presented in this section.
Historical results are not necessarily indicative of the results expected for any future period. You should read the selected historical consolidated financial data below, together with our audited consolidated financial statements and related notes thereto, the audited consolidated financial statements of Dutch Bros Inc. and related notes thereto and our unaudited consolidated financial statements and related notes thereto, each included elsewhere in this prospectus, as well as “Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data,” “Organizational Structure,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other information appearing elsewhere in this prospectus.

Historical Consolidated Statements of Income:

	Dutch Bros OpCo		Dutch Bros Inc. Pro Forma(1)
	Year Ended December 31,		Year Ended December 31,
	2019	2020	2020
	($ in thousands, except share and per share amounts)
Revenue
Company-operated shops	$151,543	$244,514	$
Franchising and other	86,825	82,899
Total revenue	238,368	327,413
Costs and expenses
Cost of sales	142,307	211,659
Selling, general and administrative	65,764	105,087
Total costs and expenses	208,071	316,746
Income from operations	30,297	10,667
Other income (expense)
Interest expense, net	(2,346)	(3,736)
Other income (expense)	524	(363)
Total other income (expense)	(1,822)	(4,099)
Income before income taxes	28,475	6,568
Income tax expense	89	843
Net income	$28,386	$5,725	$
Net income attributable to non-controlling interests
Net income attributable to Dutch Bros Inc.
Basic and diluted net income per share
Shares used in basic and diluted per share calculations
__________________
(1)Pro forma figures give effect to the Offering Transactions and Reorganization Transactions, including this offering. See “Unaudited Pro Forma Combined and Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information.
Consolidated Balance Sheet Data:

	Dutch Bros OpCo		Dutch Bros Inc. Pro Forma(1)
	As of December 31,		As of June 30,
	2019	2020	2021
	($ in thousands)
Cash and cash equivalents	$15,584	$31,640	$
Total assets	168,281	259,659
Working capital(2)	3,949	3,204
Total liabilities	90,266	183,669
Total liabilities and members’ equity	168,281	259,659
__________________
(1)Pro forma figures give effect to the Offering Transactions and Reorganization Transactions, including this offering. See “Unaudited Pro Forma Combined and Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information.
(2)Working capital is defined as total current assets, including cash and cash equivalents, minus total current liabilities.

	Year Ended December 31,
	2019	2020
	($ in thousands)
Net cash flows provided by operating activities	$56,702	$53,549
Net cash flows used in investing activities	(39,948)	(45,570)
Net cash provided by (used in) financing activities	(12,680)	8,077
Net increase (decrease) in cash	4,074	16,056
Cash and cash equivalents at beginning of period	11,510	15,584
Cash and cash equivalents at end of period	15,584	31,640
Non-GAAP Financial Measures:

	Year Ended December 31,
Other Financial and Operating Data:	2019	2020
	($ in thousands)
Number of shops
Company-operated	118	182
Franchised	252	259
Total net-new shop openings	42	71
Average unit volume (AUV)(1)	$1,631	$1,674
Company-operated shops	$1,469	$1,540
Same shop sales growth(2)	2.0%	2.0%
Company-operated shops	2.3%	0.8%
Company-operated shop sales(3)	$151,543	$244,514
Company-operated shop EBITDA(4)(5)	$33,795	$70,104
% of company-operated shop sales	22%	29%
Adjusted EBITDA(5)	$48,715	$69,764
% of revenue	20%	21%
Systemwide sales(6)	$556,642	$687,238
__________________
(1)At Dutch Bros we track systemwide and company-operated shop AUVs. AUVs for any 12-month period consist of the net sales of systemwide and company-operated shops, respectively, for all shops that have been open for the entire 15-month measurement period. AUVs are calculated by dividing the total net sales by the total number of systemwide and company-operated shops, respectively, that were open for 15 months at the time of AUV calculation.
(2)Same shop sales growth reflects the change in year-over-year sales for the comparable shop base, which we define as shops open for 15 complete months or longer. For the years 2019 and 2020, there were 77 and 89 shops
(3)Company-operated shop sales represent the aggregate beverage sales in company-operated shops.
(4)Company-operated shop EBITDA, a non-GAAP financial measure, is defined as net sales less beverage, food and packaging costs, labor and other costs, including pre-opening costs, presented as a percentage of company-operated shop sales.
(5)EBITDA, Company-operated Shop EBITDA and Adjusted EBITDA are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. EBITDA, Company-operated Shop EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. EBITDA, Company-operated Shop EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance and should not be considered as alternatives to net income as a measure of financial performance or any other performance measure derived in accordance with GAAP. Company-operated Shop EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. These measures are also not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect tax payments, debt service requirements and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Company-operated Shop EBITDA and Adjusted EBITDA supplementally. Our measures of EBITDA, Company-operated Shop EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.
(6)Systemwide sales and systemwide same shop sales include company-operated shop sales and sales at franchised shops during the comparable periods noted. As these metrics include sales reported to us by our non-consolidated franchise partners, these metrics should be considered as a supplement to, not a substitute for, our results as reported under GAAP

Adjusted EBITDA Reconciliation:

	Year Ended December 31,
	2019	2020
	($ in thousands)
Net income	$28,386	$5,725
Depreciation and amortization	9,670	15,537
Interest expense, net	2,346	3,736
Income tax expense	89	843
EBITDA	$40,491	$25,841
Equity-based compensation(1)	$6,758	$35,087
COVID-19: “Thank you pay” and catastrophic leave(2)	—	4,942
COVID-19: Royalty abatement(3)	—	1,400
COVID-19: First responder donation(4)	—	2,000
Dutch rewards transition(5)	1,466	(3,669)
Dutchwear merchandising adjustment(6)	—	4,163
Adjusted EBITDA	$48,715	$69,764
__________________
(1)In both 2019 and 2020, we recognized non-cash expenses related to the grant and vesting Profits Interest Units in Dutch Bros OpCo to certain employees. These awards are accounted for in accordance with guidance prescribed for accounting for share based compensation. See Note 12 to the financial statements included elsewhere in this prospectus.
(2)During 2020, we incurred costs related to two separate programs established to support employees during the COVID-19 pandemic. We implemented a $3 per hour wage supplement program for shop employees who continued to come into work while their state or county was under a stay at home order or similar lockdown requirement. This program lasted in various markets until April 2021 and cost $3.9 million in 2020 and $2.0 million through March 31, 2021. We established a catastrophic leave policy that provided paid leave to employees who were required to quarantine due to in-shop exposures and could not work their regular hours, which cost $1.0 million in 2020 and $0.4 million through March 31, 2021. All COVID-19-related protocols, including catastrophic leave, will remain in effect until the end of the COVID-19 pandemic as determined by the appropriate government agency.
(3)In April 2020, we permitted franchise partners to skip one month of royalty payments to support their cash flow needs. We discontinued this support one month later in May 2020.
(4)During 2020, we made a specific, one-time donation to the First Responders First organization to support the acquisition and distribution of personal protective equipment for first responders.
(5)We recorded an expense related to our transition from our paper-based stamp card loyalty program to our current app-based loyalty program.
(6)During 2020, we incurred a series of one-time costs associated with the strategic decision to exit our internal merchandising business related to Dutch-branded goods such as mugs and cups. These costs include write-off and disposal of obsolete inventory and severance for staff dedicated to in-house support services related to our Dutchwear business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.
You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Dutch Bros is a high growth operator and franchisor of drive-thru shops, and we believe we are one of the fastest-growing brands in the foodservice and restaurant industry in the United States by location count. We added nearly 200 shops over the last five years finishing 2020 with 441 shops in nine states, including Washington, Oregon, California, Arizona, Nevada, Utah, Colorado, Idaho and New Mexico. The year 2021 will mark the end of a third decade serving high QUALITY, hand-crafted beverages with unparalleled SPEED and superior SERVICE. Our aggressive growth plans continued into the first half of 2021 opening in two new markets—Texas and Oklahoma. While espresso-based beverages are still at the core of what we do, Dutch Bros now offers a wide variety of unique, customizable cold and hot beverages that delight a broad array of customers. We believe Dutch Bros is more than just the products it serves, and our brand is dedicated to making a massive difference in the lives of our employees, customers and the communities in which we serve. This combination of hand-crafted and high-quality beverages, our differentiated drive-thru experience and our community-driven, people-first culture has allowed us to successfully open new shops and continue to share the “Dutch Luv.”
Dutch Bros is focused on delivering on our core values of quality, speed and service during every interaction at every shop. People are the key to our success, and the broista is the face of Dutch Bros. Broistas are genuinely excited to serve and are focused on how to make each customer’s day better. Whether you are fueling up on the way to work or grabbing some refreshment later in the day, we offer customized, hand-crafted beverages for every occasion during your day. Runners greet customers before the customer gets to the window to share our menu and help personalize every experience. Runners take orders with tablets, allowing broistas to sequence the crafting of beverages and to monitor car throughput in the drive-thru lane, which ensures quality, speed and service remain consistent throughout the day.
Our innovative, hand-crafted beverage-focused lineup features hot and cold espresso-based beverages, cold brew coffee products, proprietary Dutch Bros. Blue Rebel energy drinks, tea, lemonade, smoothies and other beverages curated from the Dutch Bros “secret menu.” You would be hard pressed to find the breadth of our unique and highly customized beverages at any other retailer, and we believe the variety, innovation and customization of our menu drives broad demographic appeal and balance throughout the day and across all geographies. Our business model is built around highly efficient drive-thrus but starts with a personalized greeting, not speaking to an inanimate menu board. This human interaction places a premium on customer convenience without bypassing the personality of our brand—the broista. For nearly 30 years we have fine-tuned this combination of speed with personalized service. Our new shop prototype is typically 865 to 950 square feet and in order to address the substantial volume of car traffic throughout the day given high AUV we target to develop our shops on sites that are at least 25,000 square feet. Almost all our shops deploy either a single or double drive-thru window, some including multiple lanes for more efficient ordering and escape lanes to prevent unnecessary congestion. Most of our shops also have walk-up ordering windows and open-air patios.

Shop Count(1)

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(1)Shop count is as of December 31 of each year.
As of December 31, 2020, 259 of our shops were franchised and 182 were company-operated. From 2018 to 2020 the number of company shops has doubled. While our current franchise partners continue to open new shops in their existing markets, the highly attractive financial returns generated by our new shops, coupled with our desire to ensure our people development and culture, have caused us to focus primarily on company-operated shops as we accelerate our new shop development.
In 2020, we generated $5.7 million in net income, which includes recognition of $35.1 million in non-cash equity compensation expense related to the vesting of Profits Interest Units. In 2020, we also generated $69.8 million of Adjusted EBITDA and $327.4 million of revenue. For a reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income, see “Selected Historical and Pro Forma Consolidated Financial and Other Data—Non-GAAP Financial Measures.”
Our brand experience and deliberate approach to advancement from within has enabled strong and consistent growth while delivering excellent financial performance with the following highlights over the last several years:

Our positive 2020 results came despite the COVID-19 pandemic and the west coast wildfires that took place in September of that year. The 2020 calendar year also marked Dutch Bros’ fourteenth consecutive year of positive same shop sales, which demonstrates the brand’s resiliency and strength. Systemwide AUV continued to expand reaching approximately $1.7 million for the year ended December 31, 2020, approximately 3% growth over the prior year. In 2020 Company-operated shops generated a shop-level EBITDA margin of approximately 29%, prior to expenses directly related to COVID-19 pandemic, and when combined with high AUVs and an efficient shop buildout cost, resulted in attractive returns.
Since our inception, we have been dedicated to giving back to the communities in which we serve, and we consider our brand to be a powerful platform for social impact. Today, we host three company-wide givebacks each year (“Dutch Luv,” “Drink One for Dane” and “Buck for Kids”) and our operators and franchise partners are empowered to create their own local, shop-specific giveback programs to build relationships within their own communities. In 2020, Dutch Bros donated approximately $           across multiple causes, including $2 million to benefit COVID-19 first responders. A culture of philanthropy and giving back to build better communities permeates the entire Dutch Bros organization, energizing both our broistas and customers alike.
Impact of COVID-19 and Wildfires
The COVID-19 pandemic and resulting disruptions made 2020 a challenging year for businesses, particularly in the foodservice and restaurant industries. Dutch Bros took immediate action to protect the health and safety of our employees and customers including the implementation of all operating protocols dictated by state and local guidelines and instituting strict health and safety practices. In keeping with our people-first culture, we also supported our employees by offering an additional $3 per hour in the form of “Thank You pay,” as well as paid COVID-related leave. We also supported our local communities by donating $2 million to the First Responders First organization, which is focused on getting necessary protective equipment to first responders, contributing toward keeping everyone safe at the height of the pandemic. Fortunately, we did not experience any significant disruptions in our supply chain operations. We did actively build green coffee inventory for our roasting operations early in the pandemic in the event port operations experienced any disruptions. In the end, this did not become a significant issue for our roasting operations. As a result of all our actions during the pandemic during 2020, we incurred approximately $          in costs that we believe are uniquely and directly attributable to the COVID-19 pandemic.
The impact of COVID-19 continues to evolve, and we cannot easily predict the future potential impacts of the pandemic on our business or operations or on the United States or global economy in general. This may include any recurrence of the disease, actions taken in response to the evolving pandemic, any ongoing effects on consumer demand and spending patterns or other impacts of the pandemic. Whether these or other currently unanticipated consequences of the pandemic are reasonably likely to materially affect our results of operations, cash flows or financial condition is yet to be determined. For additional details regarding the impact of COVID-19 on our business, see “Risk Factors—Risks Related to Our Business—Pandemics or disease outbreaks such as the COVID-19 have had, and may continue to have, an effect on our business and results of operations.”
The wildfires that swept through the west coast in September 2020 added an additional challenge to the Dutch Bros business, burning communities, impacting air quality and forcing shops to reduce staff and, in some instances, close entirely until air quality improved. While it was a challenging environment, our drive-thru operating model proved resilient by providing our customers with a safe and convenient way to visit, buy a beverage and make a personal, human connection in a time of crisis.

2020 Monthly Same Shop Sales
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(1)In February 2020, Dutch Bros experienced a favorable rollover event, driven by unseasonably mild winter weather rolling over severe winter storms in February 2019.
(2)Each month, we have a popular customer event called a “sticker day” where customers receive a Dutch Bros sticker when they order a beverage. During the month of December 2020, we had four stickers days, compared to one sticker day in December 2019.
Given Dutch Bros’ ability to thrive in challenging environments and our brand’s portability across a variety of markets, we continued to aggressively pursue our original new shop opening strategy in 2020 despite the COVID-19 pandemic and west coast wildfires, delivering a record 71 net-new openings.
The challenging events of 2020 also provided an opportunity to accelerate our evolving digital transformation and improve on our highly popular paper stamp card loyalty program. In early 2021, Dutch Rewards was introduced exclusively through our new mobile app and within the first two months of launch attracted approximately 1.6 million member activations, making it one of the most downloaded free mobile applications on the Apple platform in the Food & Drink category, behind only DoorDash and McDonald’s. The digital initiatives that come with Dutch Rewards have created a more streamlined experience for our customers, including the ability to pay with the app, while dramatically enhancing our ability to capture consumer insights and behaviors. Given we have a significant portion of our total sales coming from Dutch Rewards members, digitizing the rewards experience offers broader insights we are just beginning to capture.
Growth Strategies and Outlook
With 441 total shops as of December 31, 2020, all located in the western United States, including Oregon, Washington, Idaho, California, Arizona, Nevada, Utah, Colorado, New Mexico, and no shops east of the Mississippi River, we believe ample opportunity exists for Dutch Bros to introduce the brand to millions of potential new customers in new markets as well as continue to expand convenience in existing markets. While our franchise partners continue to open new shops within their existing territories, most of our new shop growth is expected to be in the form of company-operated shops, given our infrastructure and people systems are well positioned to focus on the challenges of new market entry and provide the outstanding returns demonstrated by company-operated shops. Our market planning process identifies and prioritizes new shop opportunities in both new and existing markets. With the market plan established, our retail team builds an expansive and effective people pipeline in support of the plan’s growth objectives. The success we are experiencing through the brand’s launch into multiple new states over the past few years, and specifically in 2021, gives us even greater optimism as we pursue our growth aspirations.
Dutch Bros is in the early stages of its growth story with tremendous potential. We intend to expand our business and positive community impact by executing the following growth strategies:
•Continue to Find and Develop Our People Who Are our Growth Capital - Dutch Bros has an uncompromising focus on building the brand in a consistent manner and that starts with our employees. We continuously invest in our team by identifying quality members of the Dutch Bros family who exemplify the Dutch Bros personality at every level, from broistas to operators to executive management. We have invested in an online learning management software, Dutch Bros University, to scale and preserve our core and stimulate progress of our systems, but that information truly comes to life through our employees who are dedicated to preserving our culture and living our mission. We aim to develop our employees with robust internal training and career advancement programs that continuously supply a deep bench of talented homegrown operators that strive for larger roles and embrace and maintain our distinct culture as we continue to grow.
•Open New Shops Wherever People Want Great Beverages - As of March 31, 2021, we had 453 shops across 10 states, 191 of which were company-operated and 262 of which were operated by our franchise partners. Based on our internal analysis and third-party research conducted by Quantitative Analysis, we believe there is long-term potential for at least 4,000 Dutch Bros locations in the United States. These new openings are expected to be in both existing markets where there is unfulfilled consumer demand and new markets waiting to experience Dutch Bros and primarily company-operated shops.
•Increase Brand Awareness and Encourage Deeper Customer Engagement - One of the strongest drivers of Dutch Bros brand awareness is word-of-mouth advocacy from our customers. Furthermore, our commitment to our people encourages them to become enthusiastic brand ambassadors and we believe that their visible love for the brand is infectious. In a 2020 survey, 77% of respondents in our existing markets were aware of Dutch Bros and our advertising costs represented only 4% of total revenues in 2020. We believe this is an opportunity to drive growth as customers in our existing and new markets continue to discover our brand.
•Invest in Digital and Technology to Improve the Customer Experience - At our core, we are in the people business and believe the purpose of technology should be to remove friction in our customer interactions, thereby providing opportunities to create deeper connections and a better service experience. In January 2021, Dutch Bros transitioned from a traditional rewards program to a digital rewards program. Under the new program, customers can order and pay for drinks and tip their broistas, which has created a more streamlined experience for our customers while dramatically enhancing our insight into customers’ recurring purchase behavior. We will continue to invest in digital and technology capabilities to improve the customer experience and better understand our customers’ needs through improved speed and efficiency, and menu innovation based on customer insights.
•Expand Margins Through Operating Leverage - Over the last several years, Dutch Bros has invested in corporate infrastructure to stay one step ahead of the growth trajectory we expect in shops and sales. We have flexibility around many of our input costs and we have developed a procurement system that allows for adaptability and scalability. The combination of our state-of-the-art coffee roasting facility in Grants Pass, Oregon and our strong relationships with several co-manufacturers provides us with the flexibility to increase our production capacity in a way that we believe is both scalable and highly cost-effective. We expect to add additional capacity to support our expansion and supply chain long-term by investing in a second centrally located roasting facility in the Midwest region of the United States. We anticipate leveraging our corporate costs over time to enhance our margins, as selling, general and administrative expenses grow at a slower rate than our shop base and revenue. By optimizing our infrastructure and leveraging our scale efficiencies, we can further enhance our profitability as we grow our shop base.
Reorganization Transaction
In connection with the consummation of this offering, we will effect certain reorganizational transactions subsequent to which we will conduct our business through what is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering.
Following the consummation of the Reorganization Transactions and the Offering Transactions (as more fully described under “Organizational Structure”), we will be a holding company. Our sole material asset will be our equity interest in Dutch Bros OpCo which, through its direct and indirect subsidiaries, conducts all of our operations. Because Dutch Bros Inc. will be the sole managing member of Dutch Bros OpCo, we will indirectly operate and control all of the business and affairs (and will consolidate the financial results) of Dutch Bros OpCo and its subsidiaries.
Prior to the consummation of the Reorganization Transactions, the capital structure of Dutch Bros OpCo consists of two classes of membership interests: Common Units and Profits Interest Units.
In connection with the completion of this offering, we will complete a series of reorganization transactions, including: (i) the amendment and restatement of the Second LLC Agreement, to, among other things, effect a recapitalization in which (x) the outstanding Common Units are converted into Class A common units paired with an equal number of either Class B voting units or Class C voting units, and (y) the outstanding Profits Interest Units are converted into Class A common units; (ii) the amendment and restatement of the Dutch Bros Inc. certificate of incorporation to, among other things, authorize four classes of common stock; (iii) Dutch Bros Inc.’s acquisition of Class A common units and Class C voting units held by the Blocker Companies pursuant to the Blocker Mergers; (iv) the Pre-IPO OpCo Unitholders’ contribution of Class A common units, Class B voting units and Class C voting units to Dutch Bros Inc. in exchange for Class A common stock, Class B common stock and Class C common stock; and (v) Dutch Bros Inc.’s designation as managing member of Dutch Bros OpCo. See the sections titled “Organizational Structure—Reorganization Transactions” and “Certain Relationships and Related Party Transactions” for additional information..
Prior to the completion of the Offering Transactions, Dutch Bros Inc. will enter into two Tax Receivable Agreements: (i) the Exchange Tax Receivable Agreement with the Continuing Members and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These Tax Receivable Agreements will provide for the payment by Dutch Bros Inc. to such Continuing Members and Pre-IPO Blocker Holders of           % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreements. See the sections titled “Risk Factors—Risks Related to Our Organizational Structure,” “Organizational Structure,” and “Certain Relationships and Related Party Transactions” for additional information regarding the Tax Receivable Agreements.
After the completion of this offering, our Co-Founder and Sponsor will beneficially own approximately           % of the combined voting power of our Class A common stock, Class B common stock, Class C common stock and Class D common stock (or           % if the underwriters exercise in full their option to purchase additional shares of Class A common stock), with each share of Class A common stock entitling the holder to one vote, each share of Class B common stock entitling the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock represents at least          % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share, provided that the number of votes per share may be adjusted from time to time in accordance with our amended and restated certificate of incorporation, as required to prevent the holders of Class B common stock from holding, in the aggregate, 80% or more of our aggregate voting power at any time) on all matters on which stockholders are entitled to vote generally, each share of Class C common stock entitling the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represent at least          % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders are entitled to vote generally and each share of Class D common stock entitling the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represent at least           % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class D common stock into shares of Class A common stock) on all matters on which stockholders are entitled to vote generally. See “Description of Capital Stock—Common Stock.”
Key Performance Indicators and Non-GAAP Financial Measures
To evaluate our business effectively and make the best decisions for Dutch Bros’ future, we focus on a variety of key performance indicators and financial measures. These measures include systemwide shop sales as a measure of overall brand impact and momentum, company-operated shop sales, new shop openings, AUVs, same shop sales growth, company-operated shop EBITDA, Adjusted EBITDA and growth in rewards members.

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects and allow for greater transparency with respect to important measures used by our management for financial and operational decision making. We are presenting these non-GAAP financial measures to assist investors in seeing our financial performance using a management view and because we believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

	Year Ended December 31,
	2019	2020
	($ in thousands)
Number of shops
Company-operated	118	182
Franchised	252	259
Total net new shop openings	42	71
Average unit volume (AUV)	$1,631	$1,674
Company-operated shops	$1,469	$1,540
Same shop sales growth	2.0%	2.0%
Company-operated shops	2.3%	0.8%
Company-operated shop sales	$151,543	$244,514
Company-operated shop EBITDA	$33,795	$70,104
% of company-operated shop sales	22%	29%
Adjusted EBITDA	$48,716	$69,764
% of revenue	20%	21%
Systemwide sales	$556,642	$687,238
New Shop Openings
New shop openings reflect the number of shops opened during a particular reporting period, prior to any closures. Before we open new shops, we incur pre-opening costs, as described below. In 2021, we anticipate opening            approximately             total new shops for the system as a whole, of which               % we anticipate will be company-operated shops. The opening of new shops has been and is expected to continue to be the primary driver of revenue growth. The total number of new shops per year and the timing of shop openings has, and will continue to have, an impact on our results of operations. New shops typically experience robust sales in the early weeks, given a well-orchestrated protocol leading up to and including our grand opening celebration.
Our opening protocol for new shops includes a set of one-time marketing efforts (including active social media), hiring parties, friends and family night and promotional activities in the opening days of the launch to create an opportunity for that great first impression. New shops often experience a start-up period, including a series of one-time costs directly related to the opening, with considerable sales volumes during the introductory month, which then modestly stabilize to ongoing run rate levels. Accounting for initial opening expenses, our new shops typically achieve profitability in three to four months. We do not include shops in the comparable shop base until they have been open for 15 complete months or longer. We expect this trend will continue for the foreseeable future as we continue to open and expand into new markets. As a result of the pre-opening expenses, margins can be lower in the first three months and then also tend to normalize as well. See “Risk Factors—Risks Related to Our Business—New shops, once opened, may not be profitable or may close, and the increases in average per shop revenue and comparable sales that we have experienced in the past may not be indicative of future results.”

Average Unit Volume (AUV)
At Dutch Bros we track systemwide and company-operated shop AUVs. AUVs for any 12-month period consist of the net sales of systemwide and company-operated shops, respectively, for all shops that have been open for the entire 15-month measurement period. AUVs are calculated by dividing the total net sales by the total number of systemwide and company-operated shops, respectively, that were open for 15 months at the time of AUV calculation.
Same Shop Sales Growth
Same shop sales growth reflects the change in year-over-year sales for the comparable shop base, which we define as shops open for 15 complete months or longer. For the years 2018, 2019 and 2020, there were 71, 77, and 89 shops in our company-operated comparable shop base, respectively, and 266, 287 and 316 shops in our systemwide shop base, respectively.
At Dutch Bros, we execute a comprehensive market-entry plan for new shop openings, planning our entry across several shops in sequence to optimize sales volumes across shops and ensure reliable and repeatable, high-quality customer service. We are thoughtful in not allowing individual shop volumes to rise too high in order to assure our key customer facing tenets, Speed, Quality and Service, are executed consistently. Therefore, we plan for and willingly accept a certain level of sales transfer from an existing shop in a market to subsequent shops as they open. Sales transfer between shops as we sequence through our market plan is a strategic and normal part of our market entry strategy as our focus is on delivering great customer service and growing sales and profits across an entire market as opposed to maximizing an individual shop. We believe this strategy alleviates operating pressure on the existing shops that may be running beyond capacity and experience in a given new market and allows each shop to settle then grow to its optimal potential and volume. We expect to continue this approach as we expand into new markets and infill existing markets.
Company-operated Shop Sales
Company-operated shop sales represent the aggregate beverage and food sales in company-operated shops. Shop sales in any period are directly influenced by the number of open shops, the operating weeks in such period, and same shop sales.
Company-operated Shop EBITDA
Company-operated shop EBITDA is defined as net sales less beverage, food and packaging costs, labor and other costs, including pre-opening costs. Company-operated shop EBITDA is an important measure in our evaluation of performance and profitability of each shop. We review this on both an individual and aggregate basis.
Adjusted EBITDA
We use Adjusted EBITDA as a supplemental performance measure. Adjusted EBITDA is defined as net income before depreciation and amortization, interest expense and provision for income taxes, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include equity-based compensation expense, non-cash deferred rent charges as well as certain non-recurring charges. We believe that Adjusted EBITDA allows for a more consistent measurement of ongoing trends and performance in the business without the impact of one-time or other non-recurring items.
Adjusted EBITDA as presented in this prospectus is a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. In the future we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. For a description of the items in Adjusted EBITDA and a reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income, see “Selected Historical and Pro Forma Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Systemwide Sales
Systemwide sales and systemwide same shop sales include company-operated shop sales and sales at franchised shops during the comparable periods noted. As these metrics include sales reported to us by our non-consolidated franchise partners, these metrics should be considered as a supplement to, not a substitute for, our results as reported under GAAP.
Growth in Rewards Members
In January 2021, we launched Dutch Rewards, a digitally based rewards program, available exclusively through the Dutch Rewards app. While it is relatively early in the life of the program, we track performance in several ways, including, but not limited to our total number of members and their spend. As of May 31, 2021, we had approximately 2 million member activations of our Dutch Rewards app.
Components of Our Results of Operations
Revenue
We generate revenue through three activities—sales at company-operated shops, through our franchising partnerships and e-commerce sales through our website.
Company-operated Shops
Company-operated shop sales represent the aggregate sales in company-operated shops. Shop sales in any period are directly influenced by the number of days open in such a period, the number of open shops, and same shop sales.
Franchising and Other
We receive revenue in the form of royalties paid in conjunction with sales from our franchised shops, initial franchise development fees, marketing contributions, and the sale of certain products to our franchise partners, primarily our proprietary blend of coffee beans and our proprietary Dutch Bros. Blue Rebel energy drink. Other revenue consists of proceeds from the sale through our website of single-serve coffee pods, ground coffee, coffee beans, mugs, gift cards, and historically, apparel.
Cost of Sales
Cost of sales includes costs associated with generating revenue within our company-operated shops, franchising operations, and e-commerce.
Beverage, Food and Packaging
Beverage, food and packaging costs include the direct costs associated with beverage, food and packaging of our menu items within our company-operated shops. The components of beverage, food and packaging costs are variable by nature, change with sales volume, impacted by menu mix, and subject to increases or decreases in commodity costs.
Labor Costs
Labor costs include company-operated shop-level hourly and management wages, bonuses, payroll taxes, workers' compensation expenses and medical benefits within our company-operated shops. As we expect with other variable expense items, we expect labor costs to grow as our company-operated shop sales grow. Factors that influence labor costs include minimum wage and payroll tax legislation, the costs of providing health care and the performance of our company-operated shops.

Occupancy and Other Costs
Occupancy costs consist of company-operated shop-level occupancy expenses (including rent, and certain local taxes), within our company-operated shops. Other costs consist of marketing expenses, utilities and other operating expenses incidental to operating our company-operating shops, such as non-perishable supplies, credit card fees, property insurance, and repairs and maintenance.
Pre-opening Costs
Included in the categories listed above we recognize pre-opening costs, which are costs incurred prior to the opening of new company-operated shops. We devote substantial resources to facilitating strong openings in our new company-operated shops. To support our high grand opening volumes, we send a team of highly skilled trainers (internally known as the “Masters of Broistas”) to operate and train the staff at a new shop for a period of 14 to 90 days, depending if the shop is the first shop in a new market. Pre-opening costs consist primarily of “Masters of Broistas” labor, travel, and lodging costs, legal fees, rent, managers' salaries, training costs, employee payroll and related expenses.
All such costs incurred prior to the opening of a company-operated shop are expensed in the period in which the expense was incurred. Pre-opening costs can fluctuate significantly from period to period, based on the number and timing of company-operated shop openings and the specific pre-opening costs incurred for each company-operated shop. Additionally, company-operated shop openings in new geographic market areas will initially experience higher pre-opening costs than our established geographic market areas, where we have greater economies of scale and incur lower travel and lodging costs for our “Masters of Broistas.”
Depreciation and Amortization
Depreciation and amortization consists of the depreciation of fixed assets, including buildings, capital lease assets, leasehold improvements and equipment. The Company’s definite-lived intangible assets consist of reacquired franchise rights recorded as part of the Company’s acquisitions of franchised shops and are amortized over the estimated remaining term of their initial franchise agreement. Depreciation and amortization is recorded in cost of sales while depreciation of certain corporate assets is included in selling, general and administrative expenses.
Franchising and Other
In order to maintain a high-quality product and a consistent customer experience across our system, we sell certain products and supplies to our franchise partners, primarily our proprietary blend of coffee beans and our proprietary Dutch Bros. Blue Rebel energy drink. Product cost from sales to franchises consist of the expenses associated with providing our franchise partners with these products and supplies. Additionally, we require our franchise partners to purchase other products and supplies from preferred vendors, and we may receive rebates on those sales. Those rebates are recorded within franchising and other revenue in our financial statements. We also record the costs to acquire, store, sell and ship products within our e-commerce channel within cost of sales.
Selling, General and Administrative
Selling, general and administrative expenses consist of certain shop-level administrative costs as well as costs associated with corporate and administrative functions that support shop development and operations. Equity-based compensation expense for certain executives is included within selling, general and administrative expenses. Certain depreciation of corporate assets is included in selling, general and administrative expenses.
Interest Expense, Net
Interest expense, net consists of interest on the 2018 Credit Agreement as well as the amortization of deferred financing costs incurred with the establishment of these facilities.

Other Income (Expense)
Other income (expense) consists of the gain and loss on the sale of assets and other miscellaneous income and expenses.
Results of Operations

	Year Ended December 31,
Consolidated Statements of Income Data:	2019	2020
	($ in thousands)
Revenue
Company-operated shops	$151,543	$244,514
Franchising and other	86,825	82,899
Total revenue	238,368	327,413
Costs and expenses
Cost of sales	142,307	211,659
Selling, general and administrative	65,764	105,087
Total costs and expenses	208,071	316,746
Income from operations	30,297	10,667
Other income (expense)
Interest expense, net	(2,346)	(3,736)
Other income (expense)	524	(363)
Total other income (expense)	(1,822)	(4,099)
Income before income taxes	28,475	6,568
Income tax expense	89	843
Net income	$28,386	$5,725

	Year Ended December 31,
Segment Financials:	2019	2020
	($ in thousands)
Revenue:
Company-operated shops	$151,543	$244,514
Franchising and other	86,825	82,899
Total segment revenue	$238,368	$327,413
Cost of sales:
Company-operated shops	$125,244	$184,146
Franchising and other	17,063	27,513
Total cost of sales	$142,307	$211,659
Segment profit:
Company-operated shops	$26,299	$60,367
Franchising and other	69,762	55,387
Selling, general and administrative	(65,764)	(105,087)
Total segment profit	$30,297	$10,667
Interest expense, net	(2,346)	(3,736)
Other income (expense)	524	(363)
Income before income taxes	$28,475	$6,568
Depreciation and amortization:
Company-operated shops	$7,496	$9,737
Franchising and other	1,077	4,349
All other	1,097	1,451
Total depreciation and amortization	$9,670	$15,537

	Year Ended December 31,
Company-operated Shop Results:	2019	%(1)	2020	%(1)
	($ in thousands)
Company-operated shop sales	$151,543		$244,514
Beverage, food and packaging	43,997	29.0%	54,820	22.4%
Labor costs	49,316	32.5%	75,241	30.8%
Occupancy and other costs	24,435	16.1%	44,350	18.1%
Depreciation	7,496	4.9%	9,737	4.0%
Company-operated shop profit	$26,299	17.4%	$60,367	24.7%
Supplemental information:
Company-operated shop EBITDA	$33,795	22.3%	$70,104	28.7%
Pre-opening costs (2)	3,935	2.6%	9,328	3.8%
__________________
(1)Expressed as a percentage of Company-operated shop sales.
(2)Included in Company-operated shop profit.
Company-operated Shop Segment Performance
Company-operated Shop Sales
For the year ended December 31, 2020, company-operated shop sales grew 61.3% to $244.5 million, as compared to $151.5 million in 2019. Company-operated shops in the comparable shop base contributed $1.5 million to this increase (1% same shop sales), while new company-operated shops opened during 2019 and 2020 contributed $91.5 million to this increase. For purposes of calculating company-operated same shop sales growth, company-operated shop sales for 89 shops were included in the comparable shop base.

In 2020 and beginning with the start of COVID-19 pandemic, we made the decision to transition the current rewards program away from a paper, stamp-based approach to a digital, mobile app-based rewards program. That new program, Dutch Rewards, launched in January 2021. Under the stamp card program, customers maintained a paper stamp card and for each beverage purchased received an ink stamp. After receiving ten stamps, which serves to complete the stamp card, customers can present a fully completed stamp card and receive a free beverage free regardless of size or customization. In March 2020, we stopped accepting cash and stamping cards to limit the physical contact between customers and employees. This suspension significantly reduced our promotional costs during the final three quarters of 2020 from pre-COVID-19 levels above 16% of company-operated shop sales in 2019 to just over 8% of company-operated shop sales for the year ended December 31, 2020. As a result, our company-operated shop profitability significantly increased without any detectable reduction in traffic levels. This strategic shift generated 750 “basis points” of overall margin improvement in company shops in 2020 as compared to 2019. In each of the following discussions of line-item performance of our company-operated shops below, we will identify that impact and separate it from other factors impacting margin movements when comparing 2020 to 2019 results. Going forward, we expect the long-term discount rate to be no more than 10% of company-operated shop sales, a 600 “basis points” long-term savings in promotional costs. We expect this savings to also increase our long-term royalty income, as franchise partners pay royalties based on sales after discounts.
We expect that the first half of 2021 will include significant investment in an incentive program designed to bring customers into our newly-launched digital Dutch Rewards program and to thank our loyal customers for their patience as we transitioned away from the paper loyalty stamp card. We expect this digital reward program to allow more efficient and targeted spending of discounts to reward customers based on dollars spent at Dutch Bros rather than rewarding the number of beverages purchased under the old program. We anticipate significantly better control over the awarding of complimentary beverages going forward with the digital rewards program versus the paper-based stamp card program. Additionally, our app-based rewards program includes features that we believe will improve our consumer insights as well as increase speed of service by allowing customers to pay directly from their mobile device through dollars loaded directly to their rewards account on the Dutch Rewards app.
Beverage, Food and Packaging Costs
For the year ended December 31, 2020, beverage, food and packaging costs grew 25% to $54.8 million, compared to $44.0 million in 2019. This growth was primarily driven by a 46% increase in store operating weeks due to the opening of new company-operated shops during both 2019 and 2020. However the total growth rate in beverage, food and packaging costs was reduced 12% by procurement savings initiatives noted below and 9% from permanent recipe changes noted below for a total reduction in the growth of beverage, food and packaging costs of 21%. As a percentage of company-operated shop sales, beverage, food and packaging costs decreased to 22.4% in 2020, compared to 29.0% in 2019 or a 660 basis points reduction. The reduction in discounts from the elimination of the paper stamp-card loyalty program accounted for approximately 260 “basis points” of this decrease. The remainder of the decrease was attributable to the reduction in the cost of certain beverage items, primarily dairy and coffee beans (210 bps), as well as changes to our proprietary recipes to standardize our product builds (190 bps). This standardization reduced the volume of ingredients included in our beverages.
Labor Costs
For the year ended December 31, 2020, labor costs grew 52.6% to $75.2 million, compared to $49.3 million in labor costs in 2019. This growth was primarily driven by the opening of new company-operated shops during both 2019 and 2020. As a percentage of company-operated shop sales, labor costs decreased to 30.8% in 2020, compared to 32.5% in 2019. The reduction in discounts from the elimination of the paper stamp-card loyalty program accounted for approximately 310 “basis points” of this decrease. This was partially offset by our decision to implement a special “Thank You pay” bonus of $3.00 per hour across the company for workers in response to the COVID-19 pandemic.
Occupancy and Other Costs
For the year ended December 31, 2020, occupancy and other costs grew 81.5% to $44.4 million, compared to $24.4 million in 2019. This growth was primarily driven by the opening of new company-operated shops during both 2019 and 2020. As a percentage of company-operated shop sales, occupancy and other costs increased to 18.1% in 2020, compared to 16.1% in 2019. The reduction in discounts from the elimination of the paper stamp-card loyalty program accounted for approximately 180 “basis points” decrease, offset by higher rent as a percentage of sales from the weighting in of higher rents on new shops along with increased credit card processing fees, a result of cashless transactions from March 2020 through the beginning of 2021.
Depreciation and Amortization
For the year ended December 31, 2020, depreciation and amortization grew 29.9% to $9.7 million, compared to $7.5 million in 2019. This growth was primarily driven by the opening of new company-operated shops during both 2019 and 2020. As a percentage of company-operated shop sales, depreciation and amortization decreased to 4.0% in 2020, compared to 4.9% in 2019. The reduction in discounts from the elimination of the paper stamp-card loyalty program accounted for 40 “basis points” of this decrease.
Pre-opening Costs
For the year ended December 31, 2020, pre-opening costs grew 137.0% to $9.3 million, compared to $3.9 million in 2019. This growth was primarily driven by the opening of 59 new company-operated shops during 2020 as opposed to the opening of 27 company-operated shops during 2019.
Company-operated Shop EBITDA
For the year ended December 31, 2020, Company-operated shop EBITDA grew 107.4% to $70.1 million, compared to $33.8 million in 2019. As a percentage of company-operated shop sales, company-operated shop EBITDA increased to 28.7% in 2020, compared to 22.3% in 2019.
Franchising and Other Segment Performance
For the year ended December 31, 2020, franchising and other profit decreased 20.6% to $55.4 million, compared to $69.8 million in 2019. Franchising and other revenue decreased 4.5% to $82.9 million in 2020 compared to $86.8 million in 2019. The decrease in franchising and other profit was driven by collecting lower royalties and fees from comparable shop sales, a function of the COVID-19 pandemic and wildfires, and a one-time royalty abatement in April 2020.
Selling, General and Administrative
For the year ended December 31, 2020, selling, general and administrative expenses increased 59.8% to $105.1 million, compared to $65.8 million in 2019. As a percentage of revenue, selling, general and administrative increased to 32.1% in 2020, compared to 27.6% in 2019. We recognized equity-based compensation charges of $35.1 million in 2020 and $6.8 million in 2019. The remainder of the increase was primarily driven by increased above-shop headcount spending to support future growth.
Other Income (Expense)
Interest Expense, Net
Interest expense, net consists of interest on the Senior Secured Credit Facility and our Term Loan (as defined below) as well as the amortization of deferred financing costs incurred in connection with the Senior Secured Credit Facility.
For the year ended December 31, 2020, interest expense, net grew 59.2%, to $3.7 million, compared to $2.3 million in 2019. This increase was primarily driven by increased borrowings under our 2018 Credit Agreement and interest on capital leases.
Other Income (Expense)
Other income (expense) includes miscellaneous expenses.

For the year ended December 31, 2020, other income (expense) was $(0.4) million, compared to $0.5 million in 2019. This was primarily driven by the receipt of insurance proceeds received in 2019 for shops damaged due to wildfires, along with service fees paid to terminate vendor contracts early as a result of the COVID-19 pandemic.
Income Tax Expense
Income tax expense consists of U.S. federal and state income taxes. Dutch Bros OpCo is currently taxed as a partnership. See “—Critical Accounting Policies and Use of Estimates.”
For the year ended December 31, 2020, income tax expense was $0.8 million, compared to $0.1 million in 2019. This increase was primarily driven by $0.6 million of Oregon Corporate Activity Tax which became effective for us beginning January 1, 2020.
Liquidity and Capital Resources
Despite the global COVID-19 pandemic and the west coast wildfires, we continued to deliver increases in the number of company-operated shop openings, same shop sales growth and AUVs as well as company-operated shop EBITDA and Adjusted EBITDA. However, the restaurant industry continues to be challenged, and uncertainty exists as to the sustainability of these favorable trends. To date, the combination of strong cash flow from our franchising operations, strong margins with our company-operated shops and our use of build-to-suit lease arrangements have allowed us to finance the operations of our business with limited debt. We believe that cash provided by operating activities, cash on hand, and our Senior Secured Credit Facility (as further defined below) are adequate to fund our debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the foreseeable future. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations and our ability to manage costs and working capital successfully.
We desire to maintain a strong balance sheet to support our growth initiatives and increase same shop sales with financial flexibility; to provide the financial resources necessary to protect and enhance the competitiveness of our brand and guest experience at our shops; and to provide a prudent level of financial capacity to manage the risks and uncertainties of operating our business in the current volatile economic environment and through future economic and industry cycles. Our ongoing capital expenditures are principally related to opening new shops, capital investments in existing shops (both for remodels and maintenance) and investment in our corporate infrastructure.
In addition, following the consummation of this offering, we will be obligated to make payments under the Tax Receivable Agreements. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreements will vary, we expect that the payments that we will be required to make to the Continuing Members will be significant. Any payments made by us to Continuing Members and Pre-IPO Blocker Holders under the Tax Receivable Agreements will generally reduce the amount of overall cash flow that might have otherwise been available to us and, to the extent that we are unable to make payments under the Tax Receivable Agreements for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.

	Year Ended December 31,
Summary of Cash Flows:	2019	2020
	($ in thousands)
Net cash flows provided by operating activities	$56,702	$53,549
Net cash flows used in investing activities	(39,948)	(45,570)
Net cash provided by (used in) financing activities	(12,680)	8,077
Net increase (decrease) in cash	4,074	16,056
Cash and cash equivalents at beginning of period	11,510	15,584
Cash and cash equivalents at end of period	15,584	31,640

Operating Activities
For the year ended December 31, 2020, net cash provided by operating activities was $53.5 million, compared to $56.7 million in 2019, a decrease of $3.2 million, primarily due to working capital increases, equity-based compensation increases, and income tax expense increases.
Investing Activities
For the year ended December 31, 2020, net cash used in investing activities was $45.6 million, compared to $39.9 million in 2019, an increase of $5.6 million, primarily due to cash used for investment in capital expenditures as a result of new company-operated shop openings.
Financing Activities
For the year ended December 31, 2020, net cash provided by (used in) financing activities was $8.1 million, compared to $(12.7) million in 2019, an increase of $20.8 million, primarily resulting from net proceeds from borrowings under our Senior Secured Credit Facility, partially offset by distributions to members.
Senior Secured Credit Facilities
Banner Bank Credit Facility
On May 16, 2018, we entered into an amended credit agreement (“2018 Credit Agreement”) led by Banner Bank as administrative agent, consisting of a $40 million delayed draw term loan facility and a $30 million revolving credit facility. At closing of the 2018 Credit Agreement, we drew ten term loans in the aggregate amount of $26 million under the delayed draw term loan facility, with maturities ranging from four to ten years and fixed interest rates between 4.95% and 5.07%. The revolving loans had a floating interest rate, calculated as the prime rate less 0.50%. Our obligations under the 2018 Credit Agreement were guaranteed by our subsidiaries and secured by substantially all of our and such subsidiary guarantors’ assets. The 2018 Credit Agreement contained financial covenants that required us to not exceed a maximum consolidated net leverage ratio and maintain a minimum consolidated fixed charge coverage ratio. The 2018 Credit Agreement also contained certain negative covenants that restricted our ability to, among other things, incur additional debt; grant liens on assets; sell or dispose of assets; merge with or acquire other companies, or make other investments; acquire new assets or make new investments; liquidate or dissolve ourselves; engage in businesses that are not in a related line of business; pay dividends or make other distributions.
As of December 31, 2020, we had $43.2 million aggregate principal balance under the 2018 Credit Agreement, consisting of $28.2 million of term loans and $15.0 million of revolving loans. As of March 31, 2021, we had $42.3 million aggregate principal balance under the 2018 Credit Agreement, consisting of $27.3 million of term loans and $15.0 million of revolving loans. On May 12, 2021, we terminated the 2018 Credit Agreement and repaid the loans thereunder in conjunction with the closing of our Senior Secured Credit Facility (as described below).
JP Morgan Credit Facility
On May 12, 2021, we entered into a credit agreement with JPMorgan Chase Bank, N.A. as administrative agent and other financial institutions as the lenders party thereto (the “Senior Secured Credit Facility”). The Senior Secured Credit Facility consists of a $200 million term loan credit facility, a $150 million revolving credit facility and an uncommitted incremental facility of up to $100 million. In conjunction with this financing, we paid a distribution to existing shareholders and refinanced our loans under the 2018 Credit Agreement. We are required to prepay $50 million of the outstanding term loan in connection with this offering.
Loans under the Senior Secured Credit Facility will mature and all amounts outstanding will be due and payable on May 12, 2026. The principal balance of the term loans amortizes each quarter at a rate between 2.5% and 12.5% per annum. Loans under the Senior Secured Credit Facility bear interest at a rate equal to either (a) the adjusted LIBOR rate plus an applicable spread ranging from 1.25% to 2.50% per annum based on our net lease-adjusted total leverage ratio or (b) an alternate base rate, plus an applicable spread ranging from 0.25% to 1.50% per annum based on our net lease-adjusted total leverage ratio. Our obligations under the Senior Secured Credit Facility are guaranteed by our subsidiaries and secured by substantially all of our and such subsidiary guarantors’ assets.
The Senior Secured Credit Facility contains financial covenants that require us to not exceed a maximum net lease-adjusted total leverage ratio and maintain a minimum fixed charge coverage ratio. The Senior Secured Credit Facility also contains certain negative covenants that, among other things, restrict our ability to: incur additional debt; grant liens on assets; sell or dispose of assets; merge with or acquire other companies, or make other investments; liquidate or dissolve ourselves; engage in businesses that are not in a related line of business; and pay dividends or make other distributions. As of the date of this prospectus, we were in material compliance with all covenants under the Senior Secured Credit Facility.
Off Balance Sheet Arrangements
As of March 31, 2021, we did not have any off-balance sheet arrangements, except for operating leases entered into in the normal course of business.
Critical Accounting Policies and Use of Estimates
Revenue Recognition
Rewards Program
In January 2021, Dutch Bros transitioned from a traditional rewards program to a digital rewards program. Under the previous program, a customer earned a “Stamp” for each purchase at a Dutch Bros coffee shop. After accumulating a certain number of Stamps, the customer earned a reward that can be redeemed for free product that, regardless of where the related Stamps were earned, will be honored at Company-operated shops and franchised shop locations. Dutch Bros deferred revenue associated with the estimated selling price of Stamps earned by customers towards free product as each Stamp is earned, and a corresponding contract liability is established within rewards program liability on the accompanying consolidated balance sheets. The estimated selling price of each Stamp earned is based on the estimated value of the product for which the reward is expected to be redeemed, net of Stamps not expected to be redeemed, based on historical redemption patterns. Stamps did not expire. As a result of the COVID-19 pandemic beginning in March 2020, Dutch Bros discontinued new Stamps. Dutch Bros continued to redeem previously earned Stamps through March 2021. In January 2021, Dutch Bros developed a new rewards program in which the customer earns rewards through use of the Dutch Rewards app that can be redeemed for free product. Dutch Bros defers revenue as rewards are earned under the new rewards program.
Loyalty and gift card program
Dutch Bros also operates a gift card program and maintains a gift card contract liability for gift cards sold, recognizing revenue from gift cards when a gift card is redeemed. Gift cards do not have an expiration date or a service fee causing a decrement to the customer balance. Based on historical redemptions rates, a portion of gift cards is not expected to be redeemed and will be recognized as breakage over time in proportion to gift card redemptions. The redemption rates are based on historical redemption patterns. Breakage recognized for the years ended December 31, 2019 and 2020 was $0.6 million and $0.8 million respectively.
Leases
We currently lease all company-operated shops. At the inception of each lease, Dutch Bros determines the appropriate classification for each lease as operating or capital. Dutch Bros has estimated that the lease term, including reasonably assured renewal periods, is typically 20 years.
Operating Leases
Operating leases typically contain escalating rentals over the lease term, as well as optional renewal periods. Rent expense for operating leases is recorded on a straight-line basis over the lease term and begins when Dutch Bros has the right to use the property, which is typically before payments are due under the lease. The difference between rent expense and cash payment is recorded as deferred rent on the accompanying consolidated balance sheets. Pre-opening rent is included in selling, general and administrative expenses on the accompanying consolidated statements of income. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions to rent expense over the term of the lease.
Capital Leases
Property under capital leases is stated at the net present value of the related minimum lease payments at lease inception and amortized over the initial lease term.
Income Taxes
Dutch Bros, except for subsidiary DB Management Corporation, are limited liability companies and are treated as pass-through entities for federal income tax purposes. Accordingly, no recognition has been given to federal income taxes in the accompanying consolidated financial statements since each company’s income or loss is attributable to the members of Dutch Bros.
Dutch Bros files income tax returns in the U.S. federal and various state jurisdictions. Management believes that Dutch Bros does not have any entity level uncertain tax positions.
DB Management Corporation’s income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. Changes in income tax rates are accounted for through the provision for income taxes in the period such changes are enacted. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. DB Management Corporation evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary.
DB Management Corporation recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Management does not believe DB Management Corporation has any entity level uncertain tax positions requiring accrual. DB Management Corporation recognizes interest related to unrecognized tax benefits and penalties in income tax expense.
In 2019, the State of Oregon enacted a Corporate Activity Tax (“CAT”) that is applicable to all business with annual Oregon gross revenues in excess of $1.0 million. The CAT is in addition to the state’s corporate income tax and imposes a 0.57% tax on certain Oregon gross receipts less a reduction for a portion of cost of sales or labor. The CAT legislation became effective September 29, 2019 and applies to calendar years beginning January 1, 2020. The expense associated with the CAT of $0.6 million in 2020 is a component of income tax expense on the accompanying consolidated statements of income. There was no CAT for 2019.
Upon the closing of this offering, we will become subject to U.S. federal income taxes with respect to our allocable share of any U.S. taxable income of Dutch Bros OpCo and will be taxed at the prevailing U.S. corporate tax rates. We will be treated as a U.S. corporation and a regarded entity for U.S. federal, state and local income taxes. Accordingly, a provision will be recorded for the anticipated tax consequences of our reported results of operations for U.S. federal, state and foreign income taxes.
Equity-Based Compensation
Dutch Bros OpCo has granted time-vesting and performance-based Profits Interest Units in Dutch Bros OpCo to certain employees. The Profits Interest Units pay out upon the occurrence of a liquidation event or sale of Dutch Bros, and do not participate until a specified distribution threshold per unit is reached (“Distribution Threshold”). The Profits Interest Units require cash settlement and do not represent any kind of legal equity interest in the Dutch Bros. Accordingly, the Profits Interest Units are accounted for as liability-classified awards and require initial and subsequent measurement at fair value. A liability for the Profits Interest Units is recorded at fair value at the end of each reporting period. The change in fair value from the prior period is recorded as current period equity-

based compensation expense in selling, general and administrative expense on the accompanying consolidated statements of income.
The cost of the time-vesting Profits Interest Units is recognized as expense over the employee’s requisite service period, which coincides with the vesting period of the award. For performance-based Profits Interest Units, if and when the achievement of the predetermined performance criteria becomes probable, expense is recognized. Dutch Bros accounts for forfeitures as they occur.
JOBS Act Accounting Election
We are an “emerging growth company,” as defined in the JOBS Act, and may take advantage of certain exemptions from various public company reporting requirements for up to five years or until we are no longer an emerging growth company, whichever is earlier. The JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.
Internal Control Over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Under standards established by the Public Company Accounting Oversight Board (“PCAOB”) a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.
In connection with the audit of our consolidated financial statements for the years ended December 31, 2019 and 2020, our management and auditors determined that a material weakness existed in the internal control over financial reporting due to limited accounting department personnel capable of appropriately accounting for complex transactions undertaken by Dutch Bros. Additionally, there were insufficient controls over the review and approval of manual journal entries, including appropriate segregation of duties. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate this material weakness. While we continue to take remediation steps, including hiring additional personnel subsequent to December 31, 2020, we continued to have a limited number of personnel with the level of GAAP accounting knowledge, specifically related to complex accounting transactions, commensurate with our financial reporting requirements. As such, we continued to have a material weakness in our control over financial reporting as of December 31, 2020. See “Risk Factors—General Risks—We have identified a material weakness in our internal control over financial reporting. If we are unable to remedy our material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our Class A common stock price.” We have identified a material weakness in our internal control over financial reporting. If we are unable to remedy our material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our Class A common stock price” for an additional description of the risks.

Quantitative and Qualitative Disclosure of Market Risks
Commodity Risks
Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of key operating resources, including beverage, energy and other commodities. We have been able to partially offset cost increases resulting from several factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control, governmental regulations and inflation, by increasing our menu prices, as well as making other operational adjustments that increase productivity. However, substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be offset by menu price increases.
Labor and Benefits Costs
At our company-operated shops, our starting wage has historically been the minimum wage in place for that particular state with broistas receiving tips from customers in addition to the wages. We do not, however, reduce the wages we pay to broistas to offset tips. We believe this combination of security and upside earning potential, in addition to our strong culture and focus on development, enables us to attract a higher caliber employee and this directly translates to better customer service.
We have experienced minimum wage increases in several states over the past two years, including: Washington, Oregon, California, Nevada, Idaho, Colorado, and Arizona. As we consider the potential for future federal and state or local minimum wage increases, our first step is to partially offset such increases with operational efficiencies and cost reduction measures in our supply chain and elsewhere before increasing our menu prices. In the future, we may or may not be able to offset with operational efficiencies or menu price increases. As of March 31, 2021, we employed approximately 6,050 hourly workers in our shops.
Interest Rate Risk
We have historically been exposed to interest rate risk through fluctuations in interest rates on our debt obligations. Our Senior Secured Credit Facility carries interest at a floating rate. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of June 30, 2021, we had                 borrowings outstanding under the Senior Secured Credit Facility .
Impact of Inflation
The primary inflation factions affecting our operations are commodity and supplies, energy costs, and materials used in the construction of company-operated shops. Our leases require us to pay taxes, maintenance, repairs, insurance, and utilities, all of which are generally subject to inflationary increases. Finally, the cost of constructing our restaurants is subject to inflation, increasing the costs of labor and materials, and resulting in higher rent expense on new shops.
While we have been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same shop sales growth in an amount sufficient to offset inflationary or other cost pressures.
Seasonality
Our business is subject to seasonal fluctuations in that our system sales are typically nominally higher during the summer months affecting the second and third quarters.

BUSINESS
Dutch Bros is a high growth operator and franchisor of drive-thru shops that focus on serving high QUALITY, hand-crafted beverages with unparalleled SPEED and superior SERVICE. Founded in 1992 by brothers Dane and Travis Boersma, Dutch Bros began with a double-head espresso machine and a pushcart in Grants Pass, Oregon. While espresso-based beverages are still at the core of what we do, Dutch Bros now offers a wide variety of unique, customizable cold and hot beverages that delight a broad array of customers. We believe Dutch Bros is more than just the products we serve—we are dedicated to making a massive difference in the lives of our employees, customers and communities. This combination of hand-crafted and high-quality beverages, our unique drive-thru experience and our community-driven, people-first culture has allowed us to successfully open new shops and continue to share the “Dutch Luv.”
Today, we believe that Dutch Bros is one of the fastest-growing brands in the foodservice and restaurant industry in the United States by location count. In the past five years we have increased our shop count from 254 shops in seven states at the end of 2015 to 441 shops in nine states at the end of 2020. In early 2021, we added two additional states, Texas and Oklahoma. As of the end of 2020, 259 of our shops were franchised and 182 were company-operated. Company-operated shops generated a shop-level EBITDA margin, a non-GAAP financial measure, of 29% in 2020, prior to expenses related to the COVID-19 pandemic, resulting in highly attractive returns on our invested capital. While our current franchise partners continue to open new shops in their existing markets, the highly attractive financial returns generated by our new shops, coupled with our desire to ensure our people development and culture, have caused us to focus primarily on company-operated shops as we accelerate our new shop development.
Despite the COVID-19 pandemic and September 2020’s west coast wildfires, systemwide average unit volume (“AUV”) grew approximately 3% during 2020 to approximately $1.7 million. With an average check of approximately $7.50, we are busy from early morning through the end of the day to generate these AUVs. 2020 also represented our fourteenth consecutive year of positive same shop sales growth. In 2020, we generated $327.4 million of revenue, $5.7 million of net income, and $69.8 million of Adjusted EBITDA, a non-GAAP financial measure, resulting in an Adjusted EBITDA margin, a non-GAAP financial measure, of 21.3%. Our Adjusted EBITDA grew from $39.6 million in 2018 to $69.8 million in 2020.
The Dutch Bros Experience
Dutch Bros is entirely focused on delivering on its core values of quality, speed and service in every interaction we have. Every visit to Dutch Bros should feel like a celebration. Broistas are genuinely excited to serve our customers and interested in how they can make their day better. Runners greet customers before they get to the drive-thru window to personalize every order and, when needed, explain our menu. They use tablets to take orders, allowing broistas to sequence the crafting of beverages and manage car throughput in the drive-thru lane, ensuring that quality, speed and service remain consistent throughout the day. Broistas serve our beverages with a smile, an encouraging word or a high-five.
Our Broistas
We believe people are the key to our success, and broistas are the face of Dutch Bros. At Dutch Bros, we embrace a customer-first attitude and use every interaction during the drive-thru experience to connect with our customers. We are committed to attracting and retaining broistas who are passionate about delivering an awesome customer experience each and every day. That begins by hiring the right people. These people are then trained and provided support to enable them to remember our regular customers by name, recall their usual order, have treats ready for four-legged members of the family and know when to offer a complimentary drink to someone having a tough day. There is a hint of magic in the details of the Dutch Bros experience that has built our strong base of recurring, loyal customers and contributed to our sustained growth.
Our Menu
Dutch Bros honors and improves upon the “classics” while sitting on the cutting edge of flavor innovation. Our hand-crafted beverage-focused lineup features hot and cold espresso-based beverages, cold brew coffee products, our proprietary Dutch Bros. Blue Rebel energy drinks, tea, lemonade, smoothies and other beverages curated from the Dutch Bros “secret menu.” Dutch Bros. Blue Rebel can only be found at Dutch Bros shops. This popular afternoon pick-me-up serves as the base of many of our customized beverages and is the main driver of our afternoon daypart. The diversity of the menu is further expanded through customizations like adding “soft-top,” a sweet, creamy whipped topping, to almost any order. Our Private Reserve coffee is a 100% Arabica three bean blend sourced through our in-house coffee roasting facility and extracted using the finest La Marzocco machines to deliver shots of smooth, full-bodied espresso. You would be hard pressed to find the breadth of our unique and highly customized beverages at any other retailer, and we believe the variety, innovation and customization of our menu drives broad demographic appeal and balance throughout the day and across all geographies.
Our Shops
Our business model is built around highly efficient drive-thrus, which place a premium on customer convenience without sacrificing the personal experience. Our new shops are typically 865 to 950 square feet, and we target lots that are at least 25,000 square feet to handle substantial car volume throughout the day. All our shops deploy either a single or double drive-thru window with multiple feeder lanes for traffic flow. Most of shops also have walk-up ordering windows, party patios and escape lanes to prevent unnecessary congestion. Our shops generated best-in-class economics with 2020 systemwide AUVs of approximately $1.7 million and strong company-operated shop-level EBITDA margins of approximately 29%, prior to expenses related to the COVID-19 pandemic, creating impressive returns on invested capital. As of December 31, 2020, 99% of our mature company-operated shops generated positive shop-level EBITDA, and 91% of shops open more than fifteen months generated shop-level EBITDA margins, a non-GAAP financial measure, above 20%.
Our Long-Term Franchise Partners
Historically, Dutch Bros used a franchising strategy alongside company-operated shop development to drive growth in select markets. Over time, as we decided to grow more from within, we only offered franchise partnership opportunities to the highest-quality employees within our network. In 2008, we stopped selling franchises to people that did not come from within our system. In 2017, we decided to stop franchising altogether and moved to a company-operated strategy with all operators recruited from within our system. While we maintain great relationships with our existing franchise partners and they continue to open new shops as they look to infill their high-demand markets, the majority of our growth is expected to continue to come from company-operated shops.

Our Commitment to Our Communities
Since our inception, we have been dedicated to giving back to the communities in which we serve, and we consider our brand to be a powerful platform for social impact. Today, we host three company-wide givebacks each year (“Dutch Luv,” “Drink One for Dane” and “Buck for Kids”) and our operators and franchise partners are empowered to create their own local, shop-specific giveback programs to build relationships within their communities. In 2020, Dutch Bros donated approximately $                 across multiple causes, including $2.0 million to benefit COVID-19 first responders. A culture of philanthropy and giving back to build better communities permeates the entire Dutch Bros organization, energizing both our broistas and customers alike.
Our Growth
Despite being an established, time-tested brand, Dutch Bros is still in the early stages of rapid growth as we strategically expand our footprint in existing markets and enter new markets. We plan all our new shop growth around existing, high-performing Dutch Bros broistas ready to assume leadership roles and eventually become shop managers and then operators. We believe this ensures a consistent experience and extends our culture in all our shops and markets. In the first half of 2021, we successfully entered Texas and Oklahoma by promoting leaders from within and achieved record-breaking sales in these new markets. While it is still early, these shops, nearly 2,000 miles from our company headquarters in Oregon, have thus far demonstrated average shop sales above our systemwide sales. The professional development of our broistas helps drive our success and our compelling retention rates—85% of our shop managers have been with us for more than a year.
Over the last several years, we executed critical, infrastructure-building corporate investments to position us for future growth, investing more than $29 million since 2015 in various initiatives, including: our loyalty app, ERP and HRIS tools, an enterprise-based point of sale tool for all shops in the system, expansion of capacity in our Grants Pass, Oregon roasting facility and the addition of industry experts to our leadership team. We made these foundational investments in our organizational infrastructure and employees to support future new shop growth.
Our brand experience and deliberate approach to advancement from within has enabled strong and consistent growth and financial performance:
•Systemwide shops grew from 328 in seven states at the end of 2018 to 441 in nine states as of the end of 2020. This represents a 16% compound annual growth rate (“CAGR”);
•Company-operated shops grew from 37 at the beginning of 2018 to 182 as of December 31, 2020;
•Revenue grew from $186.0 million in 2018 to $327.4 million in 2020, representing a CAGR of 33%;
•Adjusted EBITDA grew from $39.6 million in 2018 to $69.8 million in 2020; and
•Net income decreased from $21.2 million in 2018 to $5.7 million in 2020, primarily as a result of non- cash equity-related expenses we began recording in 2019, which were $35.1 million in 2020. Going forward, we anticipate ongoing non-cash equity-related expenses from the time-based vesting of Profits Interest Units. Previous expense recognition includes only this time-based vesting of Profits Interest Units. For the performance-based vesting of Profits Interest Units, when the achievement of the predetermined performance criteria becomes probable, expense for that vesting will be fully recognized.

COVID-19, WEST COAST WILDFIRES AND THE EXCEPTIONAL PERFORMANCE OF OUR PEOPLE IN 2020
The COVID-19 pandemic made 2020 a challenging year for businesses, particularly in the foodservice and restaurant industries. Dutch Bros leadership once again leaned into our mission to make a massive difference and took immediate action to protect the health and safety of our employees and customers. That action included implementing all operating protocols dictated by state and local guidelines and instituting strict health and safety practices. In keeping with our people-first culture, we supported our employees by offering an additional $3 per hour in the form of “Thank You pay,” as well as paid COVID-related leave. We also supported the communities we serve by donating $2 million to first responders working to keep everyone safe through the pandemic.
Dutch Bros faced additional challenges in 2020 when wildfires swept through Oregon and nearby states, burning communities, impacting air quality and forcing shops to reduce staff or, in some instances, temporarily close. While it was a challenging environment, our drive-thru operating model proved highly resilient by providing our customers with a safe and convenient way to visit, buy a beverage and make a personal, human connection in a time of crisis. Despite the turmoil in 2020, we were able to post strong revenue growth of 37%, reflecting both positive same shop sales of 2% and 113 net new shop openings over the past two years.
2020 Monthly Same Shop Sales

__________________
(1)In February 2020, Dutch Bros experienced a favorable rollover event, driven by unseasonably mild winter weather rolling over severe winter storms in February 2019.
(2)Each month, we have a popular customer event called a “sticker day” where customers receive a Dutch Bros sticker when they order a beverage. During the month of December 2020, we had four stickers days, compared to one sticker day in December 2019.
The challenging events of 2020 also provided an opportunity to accelerate our evolving digital transformation and improve on our highly popular paper stamp card loyalty program. In early 2021, Dutch Rewards was introduced exclusively through our new mobile app and within the first two months of launch attracted approximately 1.6 million member activations, making it one of the most downloaded free mobile applications on the Apple platform in the Food & Drink category, behind only DoorDash and McDonald’s. The digital initiatives that come with Dutch Rewards have created a more streamlined experience for our customers while dramatically enhancing our insights into customers’ recurring purchase behavior.
OUR OPPORTUNITIES TO TAKE MARKET SHARE
Through a broad and customizable product offering, Dutch Bros provides customers with a wide variety of hot and cold beverages throughout the day. As a result, we believe we can capture share of any experience where customers seek to consume great beverages on the go. We see a market share opportunity within the approximately $36 billion coffee category, the approximately $36 billion convenience store business and the broader approximately $239 billion quick service restaurant (“QSR”) category where beverages are sold. Customers are increasingly seeking new and differentiated beverages and the ability to customize these beverages with a multitude of flavor options. Customers look to Dutch Bros for the convenience of a drive-thru and the personal interaction they know they will get with a broista. We believe there are very few competitors of scale that sit at the intersection of quality and convenience and none that deliver the extraordinary Dutch Bros experience.
OUR COMPETITIVE STRENGTHS
We believe the following competitive strengths have been the key drivers of the success we have achieved over the past few decades and place Dutch Bros in a position of strength to grow in the future:
A Powerful, Authentic Brand that Shares the “Luv”

Since its founding, Dutch Bros has served millions of customers whose circumstances are often different but who share a common desire to connect. Whether in the form of a hand-crafted beverage customized just for you, a conversation or a community giveback, the Dutch Bros brand delivers.
•Fun-Loving. Culture is everything at Dutch Bros and every visit should be a celebration. Our broistas work hard and care deeply, creating a culture of fun and positivity for our customers and communities. We believe customers choose to make Dutch Bros part of their lives because of the hand-crafted drinks and the joy we bring to their everyday routines.
•Mind Blowing. Dutch Bros makes every visit an extraordinary experience. Customers are drawn to our unique mission-driven brand, products, customer service and people-first culture. Every experience is tailored for the customer, resulting in enthusiastic brand ambassadors. Those ambassadors generate strong word-of-mouth and a dedicated following on social media that extend our brand awareness beyond our geographic footprint.
•Making a Massive Difference. Dutch Bros was built on the dream of making a massive difference. We realize that dream through our philanthropy and commitment to our communities. Dutch Bros has created a powerful platform for social impact, hosting three annual company-wide anchor events, as well as local givebacks. Company leadership, franchise partners and local operators are dedicated to building deeper connections within the communities we serve.
•One Cup at a Time. Dutch Bros offers up a wide-ranging product portfolio, hand-crafted and customized for every customer. We serve espresso-based coffee, cold brew, our proprietary Dutch Bros. Blue Rebel energy drink, smoothies, teas and lemonades in a variety of flavors, temperatures and blends. Every drink is made with quality products and created with the customer in mind.
We have built a disciplined brand strategy centered on people. We strive to inspire our employees, amplify our social impact, deliver convenience and friendly service through our shops and stay connected through our digital initiatives.
Strong People Systems that Drive Company Culture and Fuel Our Shop Growth
At Dutch Bros, we sell hand-crafted beverages, but our success is driven by our understanding that this is a relationship business. One of the most important relationships we have is with our employees. The strength of this relationship is demonstrated by outstanding retention where, as of March 31, 2021, more than 47% of our company-operated employees have been with Dutch Bros for more than a year, and 100% of shop managers for the 150 new systemwide shops opened in the past three years were existing broistas promoted from within. Our unwavering commitment to employees is exhibited through a focus on hiring the right people, leadership training, ongoing mentorship and the opportunity for longer-term careers with real prospects for advancement. Our employees are proud to be part of the Dutch Bros community and look forward to coming to work every day. We plan for all shops in new communities to be led by existing employees stepping up into leadership roles, making them critical to our future success.
We promote from within through the Dutch Bros Leadership Pathway program, which provides a clear path from broista to manager to operator. Operators have consistently lived and demonstrated our core values for years while proving they have a heart for leadership and mentorship, making them best positioned to operate new shops. As of the fourth quarter of 2020, we had over 200 qualified operators in our people pipeline with an average tenure of 6.5 years. Our fluid promotion pipeline draws from both our company and franchise partners’ employees. We provide an opportunity for qualified candidates to succeed by allowing franchise employees to grow through new company-operated shops alongside our company employees. Approximately 65% of our qualified candidates for promotion came from our franchise partners as of the fourth quarter of 2020.
Our Highly Engaged Customer Following
We believe our vibrant culture, the personal connections created by our broistas and an extensive menu help make Dutch Bros a frequent experience for our customers, many of whom visit multiple times a day. We have proven our ability to succeed in a variety of markets and geographies, throughout the dayparts and to a wide demographic as shown in our diverse product and daypart mix below.
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(1)For the year ended December 31, 2020.
At Dutch Bros, we are always looking for ways to enhance engagement with our customers. In early 2021, we launched Dutch Rewards through our new mobile app. Unlike our legacy paper stamp card rewards program, Dutch Rewards provides customers the ability to earn points based on what they spend, rather than the number of visits. Dutch Rewards is designed to increase throughput while streamlining the process for customers and helping broistas focus more on creating connections. Our app lives up to our core value of speed—one scan of the app is all the customer needs to do to complete their transaction. Meanwhile, broistas have all the information they need to help blow the customer's mind. In the first two months of the app’s launch, over 1.6 million Dutch Rewards members activated accounts.
Customizable and Uniquely Curated Beverages With a Singular Focus on Drive-Thru Convenience
With nearly three decades focusing solely on beverages and drive-thrus, we believe Dutch Bros is the experiential leader in drive-thrus. We are capable of handling tremendous sales volumes throughout the day by getting customers through the line quickly and efficiently while maintaining a personal connection. Since our founding, we have focused on delivering three things:
•Quality in Everything We Do
Our menu is focused on quality and variety. We serve espresso-based coffee, cold brew, our proprietary Dutch Bros. Blue Rebel energy drinks, smoothies, teas and lemonades. We then offer customizable flavors, temperatures and blends that can be combined in a seemingly infinite number of ways. You tell us how you want your drink, not the other way around. We also offer a “secret menu” of unique beverages that give customers the chance to try something new. We ensure the quality of our coffee by roasting our private reserve coffee blend in-house at our own roasting facility.
•Speed is Critical
Convenience is key to making our brand highly accessible and we have always believed in the unique customer value proposition of our drive-thrus. This highly efficient, beverage-focused operating model provides a consistently rapid, on-the-go experience with enhanced personalization. We also invest in our digital capabilities to consistently offer best in class speed and customer convenience. Our reliability allows customers to make Dutch Bros a part of their everyday routines and drives brand loyalty.

•Service that is Genuinely Dutch Bros
Our broistas make each trip to Dutch Bros an incredible experience and add a personal touch to every visit. Whether they're taking orders in the line or handing drinks out the window, broistas are focused on two things—connecting with each customer and serving up a perfectly hand-crafted drink. Our drive-thru focus and line-busting models support that and are unique differentiators in the industry.
Highly Consistent and Highly Attractive Unit Economics
Our drive-thru model, dedicated to beverages, generates substantial throughput evidenced by outstanding sales volumes, consistent and strong shop level EBITDA margins and high return on investment. In 2020, despite the challenges of COVID-19 and wildfires, our AUVs were approximately $1.7 million, which we believe is one of the highest for a beverage-focused concept, with an average check of approximately $7.50. The optimized new shop prototype we have built over the past several years is specifically designed to capture demand during peak hours, generating approximately 40% higher sales volumes than many of our older legacy locations. Our efficient shop prototype is approximately 865 to 950 square feet and we target at least 25,000 square foot lots to accommodate our robust drive-thru operations. The small building footprint provides increased flexibility in lot selection as we continue to seek the best locations in existing and new markets.
This flexible and capital-efficient real estate model targets total project costs per shop in the range of approximately $                to $                 million. Our focus is always best site, and depending on the lease type available, our typical cash investment ranges from a $                million contribution in build-to-suit arrangements to a commitment of the entire project costs in the case of a ground lease. We target AUVs in the $                 to $                 million range and year-2 shop-level EBITDA margins in the                % to                % range, which realize a year-2 cash-on-cash return of                 % to                 % depending on the lease arrangement noted above. The strength of these returns is one aspect of our strategic decision to focus more on company-operated shop growth going forward.

	Built-to-Suit		Ground Lease
	Low	High	Low	High
($ in millions)
Total Project Cost
Dutch Bros Cash Contribution Toward Project Cost

Plus: Pre-opening
Dutch Bros Total Cash Outlay

Target AUV
Target Shop Level EBITDA Margin
Year-2 Cash-on-Cash Return
Portable Model That Has Succeeded Across Geographies
While Dutch Bros may have started in a small town in Oregon, the brand and business model have demonstrated national portability, generating strong and consistent performance in a wide variety of markets. Dutch Bros has proven successful across 10 states as of March 31, 2021, with diverse demographics and geographies including Oregon, Washington, Idaho, California, Arizona, Nevada, Utah, Colorado, New Mexico and Texas. We have continued to enhance and refine our drive-thru model and market development strategies, and the volumes we are achieving in our newest markets are at or above the volumes of our legacy markets. While it is still early, our first shops opened in Texas and Oklahoma in the first half of 2021, nearly 2,000 miles from our company headquarters in Oregon, have thus far demonstrated average sales above those systemwide.

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(1)Shops in Oregon are approximately 500 square feet, compared to a system average (excluding Oregon) of 650 square feet. Dutch Bros has also created and optimized a larger footprint store (865-950 square feet) to support higher throughput.
(2)AUV is annualized based on sales since shops opened and excludes first four weeks of grand opening sales.
Engaged Co-Founder and Experienced Leadership Team
Our relentless commitment to excellence and family-oriented culture are driven by our passionate management team under the leadership of Co-Founder and Executive Chairman Travis “Trav” Boersma. Trav and his brother co-founded Dutch Bros with the goal of making a massive difference in the lives of employees and customers, alongside an uncompromising focus on quality and transcendent service, all while having fun. Trav is focused on ensuring the culture of Dutch Bros is maintained and enhanced as we grow, and he has surrounded himself with leaders with direct experience in beverage and retail. Joth Ricci, our President and Chief Executive Officer, has been with Dutch Bros for more than two years and has 21 years of coffee retail and beverage industry experience and 30 years of consumer products industry experience. Charles Jemley, our Chief Financial Officer, has been with Dutch Bros since January 2020 and has almost three decades of prior industry experience at Starbucks and Yum! Brands. Other members of our executive leadership team have been with Dutch Bros for over 12 years on average, bringing high growth, franchise and sector expertise.
The strength of our management team and the corporate culture they foster can be seen through our accolades: we have been ranked the #1 employer in The Oregonian’s top workplaces three years in a row. We believe our leadership team’s dynamic energy and family spirit has created a unique and supportive culture through which we can fulfill our mission to make a massive difference one cup at a time. The strength of our team extends well beyond our executives. We strive to ensure continuity in the execution of our strategy by training a pipeline of future leaders who are familiar with our mission and community focused culture and values.
OUR GROWTH STRATEGIES TO SHARE THE “DUTCH LUV”
Dutch Bros is in the very early stages of its growth story with tremendous potential. We intend to expand our business and positive community impact by executing the following growth strategies:
Continue to Attract and Develop Great People, Who Are Our Growth Capital
Dutch Bros has an uncompromising and consistent focus on building our brand, which we believe starts with our employees. We continuously invest in our team, by identifying quality members of the Dutch Bros family who exemplify the Dutch Bros personality at every level, from broistas to operators to executive management. We have invested in an online learning management software, Dutch Bros University, to preserve our core values and create and share best practices as we scale. We believe our training comes to life when our employees are empowered to demonstrate and cultivate our culture and live our mission, every day. We aim to develop our employees with robust internal training and career advancement programs that supply Dutch Bros with a deep bench of talented operator candidates, striving for larger roles and embracing and maintaining our distinct culture as we grow.

In both new and existing markets, we reinforce our culture by promoting only veteran Dutch Bros broistas to lead every new shop. They are passionate about the culture, know how to successfully deliver the Dutch Bros experience and have real pride in their own career development. Our people systems are designed to maintain the Dutch Bros culture as we scale, enabling us to continue making a positive impact in new communities and continue providing career development opportunities for employees. We believe our talented employees are the “pace car” for our new shop growth and sustained success, and as such, we are committed to finding, training and retaining the best people. If we maintain and grow our pipeline of motivated broistas, finding the real estate will be the easy part of our growth.
This strategy’s success is exemplified by our successful shop opening in Lubbock, Texas. The Lubbock shop opened its doors in April 2021 and is managed by a broista-turned-operator who has been a part of the Dutch Bros family for almost eight years. Each successful opening is supported by broistas from existing locations who join together to reinforce Dutch Bros culture, train new employees and teach customers about the Dutch Bros menu. In 2021, we have hired approximately 50 new broistas for each new shop through in-person introductions and “Hiring Parties,” where the pool of candidates has exceeded 200 people on average. New hires participate in a 12-day training program and shadow our experienced broistas before permanently taking over the new shop as the traveling team members return to their home markets.
Open New Shops Wherever People Want Great Beverages
As of March 31, 2021, we had 453 shops across 10 states, 191 of which were company-operated and 262 of which were operated by our franchise partners. Based on our internal analysis and third-party research conducted by Quantitative Analysis, we believe there is long-term potential for at least 4,000 Dutch Bros locations in the United States. We currently have a strong new shop pipeline that includes over           shops and supports our growth for approximately the next           years. These new openings are expected to be in both existing markets where there is unfulfilled consumer demand and new markets waiting to experience Dutch Bros. In considering new shop locations, we focus on detailed analytics that indicate that the revenue potential of the trade area meets our criteria for unit-level returns.
Our Real Estate Development team then prospects potential sites within the target trade zone to identify the best locations. We target lot sizes that allow for adequate traffic and customer flow and facilitate details like a double drive-thru with an escape lane on the site with proper curb appeal. Given our flexible footprint and the draw of the Dutch Bros brand, there are often many site locations within each market that we believe can deliver our desired target economics, allowing us to be both selective and adaptable to local real estate market conditions. Once a new site is developed, the shop opening process kicks off preparation for a friends and family night and grand opening day. These openings are special celebrations that mark the graduation of our career Dutch Bros broistas to operators, giving them the opportunity to introduce Dutch Bros to new communities.
•Build Scale within Our Existing Footprint
The lines at our existing shops, fourteen consecutive years of positive same shop sales growth and recent customer research all validate the significant demand for Dutch Bros growth in our existing markets. In the past three years, 75% of the shops that we have opened were in existing markets. Over the same period, we maintained positive same shop sales growth in these existing markets even as our number of shops in these markets increased almost 50%. To ensure the best and most consistent customer experience throughout the day, we proactively open strategic in-fill shops to both reach new customers and alleviate capacity constraints at nearby existing shops. While company-operated shop growth is expected to significantly outpace franchise shop growth in the future, we anticipate that our existing franchises will continue to grow by strategically in-filling locations within their markets. Many of our franchise partners have long runways for growth in their markets.
•Enter and Scale New Markets
We have demonstrated the relevance and portability of the Dutch Bros brand as evidenced by success in 10 U.S. states as of March 31, 2021, and we believe the whitespace for the Dutch Bros experience extends nationwide. Our brand strength, well-developed people pipeline, corporate infrastructure, existing shop performance and attractive unit economic model underpin our significant opportunity to execute our new market shop growth strategy. Prior to entering new markets, we develop a comprehensive market plan that plots a clear path for future development. As we develop the first sites, we are actively contemplating the next several sites. Each new Dutch Bros shop opening propels our brand awareness well beyond our existing shop footprint. Our recent new market shop openings in Texas and Oklahoma have performed at or above the volumes of our legacy markets.
Systemwide Shop Count as of March 31, 2021
Increase Brand Awareness and Encourage Deeper Customer Engagement
One of the strongest drivers of Dutch Bros brand awareness is word-of-mouth advocacy from our customers. Our commitment to our people encourages them to become enthusiastic brand ambassadors and we believe that their visible love for the brand is infectious. In a 2020 internal quantitative research study survey, 77% of respondents in our existing markets were aware of Dutch Bros and our advertising costs represented only 4% of total revenue in 2020. We believe this shows the opportunity to drive growth as customers in our existing and new markets continue to discover our brand.
We intend to enhance our digital and social media footprint to allow our passionate customers and crews to engage with Dutch Bros across multiple channels by sharing experiences with friends and family. To further support our customer engagement, we plan to continue building deep connections within the communities we serve. As part of that effort, we will always prioritize our social impact, bringing us closer to the people we serve.
The launch of our Dutch Bros Reward app in 2021 contributed to increased Dutch Bros brand awareness. Within the first two months of its launch, the Dutch Bros app attracted approximately 1.6 million member activations and rapidly rose to the third most downloaded free mobile application in the Apple App Store in the Food & Drink category, behind only DoorDash and McDonald’s. Our digital presence enables us to serve customers unique beverage-focused content, information related to our social impact initiatives and new ways to engage with Dutch Bros. As a people-focused company, we believe the Dutch Rewards program provides an opportunity to connect with customers, learn more about them and enhance our relationships with them. The Dutch Bros app also allows us to learn from our interactions by gathering and collecting actionable business intelligence.
Invest in and Use Digital Technology to Improve the Customer Experience
At our core, we are in the people business and believe the purpose of technology should be to remove friction in our customer interactions, thereby providing opportunities to create deeper connections and a better service experience. We will continue to invest in digital and technology capabilities to improve the customer experience and better understand our customers’ needs through the following initiatives:
•Improve Speed and Efficiency
Service at Dutch Bros does not just happen at the window. We are in the early stages of integrating technology throughout our business to optimize speed and efficiency while maintaining the unique Dutch Bros experience. We will continue to invest in the right technologies to evolve our model to best serve our growing number of customers. Delivering beverages efficiently and building customer relationships is our priority.
•Menu Innovation Based on Customer Insights
Traditionally, our menu innovation has been driven by our product development team and our broistas, who are empowered to identify evolving customer preferences. We intend to build and leverage our customer data and insights to track and analyze transactions, including customized beverages, to refine our menu and “secret menu” offerings. Our evolving premium and customizable beverages increase guest spend, drive new business and encourage frequent visits among new and legacy customers.
Expand Margins Through Operating Leverage
Over the last several years, Dutch Bros has invested in corporate infrastructure to stay one step ahead of the growth trajectory we expect in shops and sales. We have flexibility around many of our input costs and we have developed a procurement system that allows for adaptability and scalability. The combination of our unique state-of-the-art coffee roasting facility in Grants Pass, Oregon and our strong relationships with several co-manufacturers provides us with the flexibility to increase our production capacity in a way that is both scalable and highly cost-effective. We expect to add additional capacity to support our expansion and supply chain long-term by investing in a second centrally located roasting facility in the Midwest region of the United States. We anticipate leveraging our corporate costs over time to enhance our margins, as we expect selling, general and administrative expenses to grow at a slower rate than our shop base and revenue. By optimizing our infrastructure and leveraging our scale efficiencies, we can further enhance our profitability as we grow our shop base.
Real Estate and Development
Shops
We had 453 shops as of March 31, 2021, of which 191 were company-operated and 262 were franchised, located in 10 U.S. states.
We believe there is an opportunity to significantly expand our shop base in the United States to at least 4,000 shops nationwide over the long-term based on current whitespace analysis completed by Quantitative Analysis with respect to population density, demographic data, competitor concentration and other variables in both new and existing markets with approximately 20% shop growth year over year. We have developed a disciplined approach to new shop development, based on an analytical, research-driven method to site selection and a rigorous real estate review and approval process. By focusing on key demographic characteristics for new site selection, such as population density, climate and median population age, we expect to open shops with attractive returns.
Design
The design of our shops has developed organically as Dutch Bros has grown. The first way customers experienced Dutch Bros was a pushcart, where customers walked up to order. In 1995, we adopted a drive-up stand model, which we believe to have been one of the first in the industry. As Dutch Bros grew, shop design evolved to eventually feature modern, multi-lane drive-thrus that Dutch Bros deploys today.
Today, our shops are typically freestanding, and are characterized by a unique exterior design. Many of our shops incorporate premium wood finishes and a gray and blue color scheme, prominently featuring our distinctive and trademarked Windmill. A typical company-operated shop is between 480 and 900 square feet. Our recently opened shops are built to optimize speed, service and flexibility and are typically 865 to 950 square feet, and we target at least 25,000 square foot lots to accommodate multiple drive-thru, “escape” lanes to enhance the experience for our customers. In these shops, while there is no interior seating, most of our shops have a walk-up window and may also have patio seating to accommodate guests. The small building footprint allows for increased flexibility as we continue to select new locations and drive stronger returns on capital.
Site Selection
We aim to make Dutch Bros a convenient part of our customers’ daily life. Convenience is just one reason customers choose to select Dutch Bros over other options, and is key to supporting healthy growth. In order to develop our pipeline and execute on our growth strategy, our development team works closely with our Real Estate Committee, which consists of select members of our leadership team. The Real Estate Committee meets regularly and follows a detailed approval process to ensure quality, fiduciary responsibility, and overall adherence to our strategic growth initiatives. The Dutch Bros development team is multi-disciplined and includes in-house site selection managers, design and construction resources led by our Vice President of Development. Additionally, we utilize a network of brokers with local expertise, who are experts in their markets, to capture nuanced market knowledge and create consistent deal flow.
We have invested in internal and external analytics capabilities to help us understand our existing and potential markets and identify potential new sites. We leverage these analytics for geographic, competitive, and demographic analysis and to help identify, map, and rate prospective new sites based on volume potential.
We prefer to select sites with great visibility on the “going-to-work” side of the road, slightly offset from the corner of major roads, near other establishments, like shopping centers, pharmacies, grocery stores, hotels, and big-box retailers, that meet our customers’ retail needs. Because community engagement is a key part of our competitive differentiation, we also value being near locations that bring the community together, like athletic fields, high schools, community colleges, and universities.
Site Opening
On average, it takes approximately eighteen months from the signing of a Letter of Intent to the opening of a new shop, of which approximately four months of that is construction of the site. We have in-house construction management to oversee site development. We leverage a number of local general contractors to invest in our local markets and we utilize a mixed-use approach of bidding and strategic negotiation in order to ensure the best value and highest quality construction.
After we select the best target sites inside a given trade zone, Dutch Bros utilizes a mix of build-to-suit and ground lease construction arrangements. This flexible and capital-efficient real estate model targets total project costs of approximately $          to $          million. Our focus is always best site, and depending on the lease type available, our typical cash investment ranges from a $          million contribution in build-to-suit arrangements to a commitment of          costs in the case of a ground lease. We target AUVs in the $          to $          million range and

year-2 shop-level EBITDA margins in the          % to          % range, which realize a year-2 cash-on-cash return of          % to          % depending on the lease arrangement noted above.

	Built-to-Suit		Ground Lease
	Low	High	Low	High
($ in millions)
Total Project Cost
Dutch Bros Cash Contribution Toward Project Cost

Plus: Pre-opening
Dutch Bros Total Cash Outlay

Target AUV
Target Shop Level EBITDA Margin
Year-2 Cash-on-Cash Return
Historically, Dutch Bros pursued a build-to-suit lease structure in which the developer managed the entire process and was accountable for the bulk of the project costs, and was then remunerated with rent levels higher than the standard ground lease. However, because we developed and refined a prototype capable of a wide-scale rollout, we can manage the design and construction of new shops in-house for a portion of our new builds. This allows us to pursue more ground leases and diversify away from primarily build-to suit-lease arrangements. The increased focus on securing the very best site for our brand in a given trade area, without regards to the lease arrangement itself, serves to expand the total possible number and quality of available sites.
Our People
Training and Leadership Development
We believe our people are a fundamental driver of our success and a significant differentiator for Dutch Bros. One of the most important relationships we have is with our employees, who are key members of the communities we love and support. Therefore, we place a premium on hiring the right people. We attract and seek out potential broistas by identifying people with a love for life, a natural ability to connect with folks from all walks of life, and most of all, a big smile! We then devote substantial resources to train and develop them. Our standard training consists of two phases—two days of cultural immersion, history and fundamental knowledge, followed by 10 shifts of on-the-job training. In line with our priorities, we train our broistas by emphasizing our culture and guiding principles first, and then move into menu knowledge, followed by a focus on station training. All new broistas read and review our employee handbook and our Manifesto to ensure they have a baseline understanding of our policies, procedures, and operations and an appreciation for our unique culture. After on-shift training and successfully passing The Flowcheck, the new hire is officially qualified to work on shift as a broista. The Flowcheck is a mandatory quality check on operations, history, and culture that we conduct twice per year that all employees must pass with 100% proficiency. Generally, new broistas must demonstrate proficiency in beverage builds within three weeks of hire.
Our people are the driving force of our mission, and we are committed to inspiring and facilitating their personal and professional growth as they fulfill their dreams and contribute to their communities. We have created our own program to develop and track broistas’ performance as they progress towards their goals. This program is designed to help our people maximize their personal potential, either inside or outside our organization. Our shop managers conduct regular check-ins to help broistas understand where they are on their personal path and within their career at Dutch Bros. Our leadership development model clarifies and outlines growth opportunities at all levels of the organization and furthers our philosophy of hiring and developing leaders from within.
Our development focus allows us to create and maintain a robust pipeline of talent to support our growth. We pride ourselves on our ability to train, retain, and promote across all levels of our organization, and it is our policy to have a homegrown operator base. Our franchise partners are key partners in this system, and approximately 65% of the employees in our qualified new operator pipeline were franchise partner employees as of the fourth quarter of 2020. We believe this arrangement is a unique “win-win-win” situation, where Dutch Bros has access to a larger pool of high-quality, qualified potential operators, while our franchise partners can offer, and their high-performing employees can take advantage of, continued growth opportunities that otherwise may not be available within the franchise partner’s business. Because of our decision to have a homegrown operator base, our new shop growth is predicated on developing a healthy pipeline of home-grown talent. At the time of our last pipeline evaluation in the fourth quarter of 2020, we had qualified more than 200 potential people to serve as operators, which we believe will be sufficient to sustain our new shop growth for several years. As we continue to add additional shops, we expect our people pipeline to continue to grow and provide additional runway for development into the foreseeable future.
Our COVID Response
During the COVID-19 pandemic, we took quick and decisive action to protect the health and safety of our employees and began following CDC, state, and local health guidelines. In addition to requiring employees to wear masks, instituting and enforcing mandatory employee handwashing at set intervals, conducting temperature checks and daily health screenings, and enhanced cleaning protocols. We also quickly pivoted to a cashless, frictionless payment system, eliminated mug refills, transitioned to wrapped straws, and eliminated our paper stamp card loyalty program. In March 2021, as additional information regarding how the COVID-19 virus was spread, we returned to accepting cash. In lieu of returning to our paper stamp card loyalty program, we transitioned to our new Dutch Rewards app-based rewards program.
We adjusted staffing models to accommodate social distancing, eliminated in-person meetings, transitioned to Zoom and took steps to encourage any sick employees to stay home by offering paid catastrophic leave and loosened guidelines for use of sick leave. Additionally, we instituted a temporary “Thank You pay” bonus to our frontline shop workers of $3.00 per hour across the company throughout the COVID-19 pandemic in recognition of our employee’s hard work, sacrifices, and commitment during the pandemic.
Employees
As of March 31, 2021, we employed approximately 6,150 people in our company-operated shops (of which an estimated 6,050 were hourly employees) and 340 within our manufacturing, headquarters, and field-support organizations. Our franchise partners employ approximately 8,000 people. None of our employees is represented by a labor union, and we believe our relationship with employees is healthy.
Our franchise partners are independent business owners, so they and their employees are not included in our employee count.
Customer Experience
At its core, our operations are about hand-crafted beverages, rocking tunes, and high fives! We know our customers have many choices on where and how they enjoy their favorite beverages. At Dutch Bros, it’s about having fun, giving customers our special brand of “luv” and forming genuine relationships with hand-crafted beverages that give Dutch Bros customers a multitude of reasons to come back. We have built a strong organizational structure that allows us to develop a seamless “flow” and supports rock-solid customer service through real, personal interaction that collectively allow us to deliver an amazing beverage with a personal touch.
Dutch Bros is entirely focused on delivering on its core values of quality, speed and service in every interaction we have. Every visit to Dutch Bros should feel like a celebration. Broistas are genuinely excited to serve our customers and interested in how they can make their day better. Runners greet customers before they get to the drive-thru window to personalize every order and, when needed, explain our menu . They use tablets to take orders, allowing broistas to sequence the crafting of beverages and to monitor car throughput in the drive-thru lane ensuring quality, speed and service remain consistent throughout the day. Our thoughtfully designed parking lots with multiple drive-thru feeders and escape lanes reduce conjunction and increase throughput. Most importantly, our broistas serve our beverages with a smile!
Customers
At Dutch Bros, our diverse offering of hand-crafted beverages appeals to a wide range of customers. Based on a November 2020 quantitative survey, the average age of our customers skews younger and we have more female customers as a percentage of our total customers than our main competitors. However, our shops appeal not only to the young, but also the young at heart with nearly as many visits from our 35+ customers as we get from our 25 and under fans. From an attitude standpoint, our customers tend to be more “caring/thoughtful, friendly, and adventurous,” which we consider a perfect fit for our brand.

Our Menu

Dutch Bros honors and improves the classics and sits on the cutting edge of flavor innovation. Whether a customer wants a coffee, cold brew or Dutch Bros. Blue Rebel energy drink, Dutch Bros broistas are trained to deliver.

Our Coffee

All Dutch Bros Coffee locations serve our Private Reserve Coffee, White Coffee and Decaf coffee as espresso options. Our Private Reserve Coffee is a blend of 100% Arabica beans from Brazil, Colombia and El Salvador. We have invested in high-quality La Marzocco machines to pull incredible shots of smooth, full-bodied espresso. Today, we roast and distribute all our beans. Customers who would like to enjoy Dutch Bros at home can order our coffee through shop.dutchbros.com.

Cold Brew

Dutch Bros Cold Brew is our premium blend of Dutch Private Reserve coffee, brewed slowly with cold water to create a less acidic, smooth finish. Cold Brew is available still and nitrogen-infused for anyone wanting an extra kick of caffeine. Nitro Cold Brew is available by the can, and both Nitro and still Cold Brew can be enjoyed straight-up or crafted with a customer’s favorite flavors or milk.

Dutch Bros. Blue Rebel

Dutch Bros. Blue Rebel is our exclusive energy drink and is available in regular and sugar-free varieties. Customers can enjoy Dutch Bros. Blue Rebel straight from the can, iced or blended. We offer a variety of flavor combinations, making Dutch Bros. Blue Rebel a canvas for customization and a prime candidate for customers to share their creation on social media.

“Secret Menu”

At Dutch Bros, our “secret menu” is not a very well-kept secret! Our deliberately simple menu board, personal ordering process, and hand crafting of beverages allows our customers to be creative in designing their dream beverages. Over time, many of these creations became customer favorites, earning names and official formulations. All our broistas are supported by our systems and trained to recognize and craft the “secret menu” items so that we can offer consistent experiences across our shops. The highly customizable nature of our beverages allows us to add items to the “secret menu” to create buzz, akin to how other concepts traditionally utilize limited time offerings, without needing to introduce new drink build components into our supply chain and operations.
Long-term Franchise Partnership
Overview
Historically, we used franchises to increase new shop growth, however, in 2017, we made the strategic decision to move away from that growth plan and moved to a company-operated strategy with all operators recruited from within our system. However, our existing franchise partners are still able to infill within their existing markets.Through the demand for franchises by employees, friends, family and word of mouth, we leveraged the ownership, not through marketing but through high quality relationships within our network. As of March 31, 2021, we had approximately 46 individual franchise partners who operate 262 shops. Our franchise partners range in size from single-shop operators to our largest franchise partner, which operated 22 shops as of March 31, 2021. As of March 31, 2021, our franchise partners operated shops in seven of our ten states. On average, each franchise partner has been with us for more than 12 years.
Description of Franchise and Development Agreements
Our typical agreements for a shop grant franchise partners the right to operate for an initial term of 10 years, with additional renewal terms that total 10 years subject to various conditions that include upgrades to the shop and brand image. All franchise agreements grant licenses to use the Dutch Bros trademarks, trade secrets and proprietary methods, recipes, and procedures. Our obligations under the franchise agreement include an initial training program, supporting grand opening activities, ongoing advice and consultation in connection with operations and management of the shops, the development of advertising materials, as well as advice and assistance in local marketing, and inspection of a franchise partners’ shops.
The initial franchise fee for a shop is $50,000 for a franchise partner’s first and second shops and $30,000 for subsequent shops. Franchise partners are required to pay royalties of 5% of franchise shop sales. Franchise partners are also required to pay 1% of franchise sales to the Dutch Bros Marketing Program, to which we also contribute, which creates a pooled fund for the creation of marketing and advertising materials, marketing and media research and marketing promotions, and can be used to pay for a portion of our marketing employees’ salaries and expenses. Additionally, franchise partners are required to spend at least 1% of their quarterly revenues on local marketing and charitable causes. Our franchise partners are not members of local marketing co-ops currently. Franchise partners make donations directly to charitable organizations and submit documentation on a quarterly basis to us for verification. Today, we host three company-wide givebacks each year (“Dutch Luv,” “Drink One for Dane” and “Buck for Kids”) while our operators and franchise partners hold many local, shop-specific giveback programs.
Franchise partners are required to purchase certain equipment, supplies, and inventory from one or more of our affiliates or approved suppliers. To ensure quality, we roast our own coffee beans and supply our company-operated and franchise shops. Approved suppliers may make payments to Dutch Bros or our affiliates on account of transactions with our franchise partners, including, but not limited to, syrup, cups, and Dutch Bros. Blue Rebel purchases.
We have at times entered into development agreements with franchise partners that provide for planned assigned areas of unit development on a multi-unit, multi-year basis by franchise partners. A development agreement typically provides for the opening of 3 to 5 shops per year. These initial agreements are for 3 years with a mutual option to renew annually for up to 3 more years. We may grant rights to develop larger numbers of units more quickly or may shorten the time allowed for development. The development fee paid by a franchise partner under a development agreement is $5,000 per each assigned unit and this unit fee is deductible against the franchise fee for each unit developed under the terms of the development agreement.
Franchise Partner Support
We value our franchise partner relationships and consider our franchise partners an integral part of our success. As a result, we provide strong support for their operations and growth initiatives to produce sustainable, long-term success. Our development team provides consultation regarding site selection and approval, and our franchise operating team provides consultation in all aspects of operations and pre-opening preparation.
We also offer support well beyond shop opening. We provide ongoing leadership and assistance to franchise partners through Dutch Bros University, our online learning management system, as well as our Retail Field Team who maintain an open dialogue with franchise partners on brand, sales, and cost initiatives through on-site visits, webinars and quarterly market meetings. By continuing to support our franchise network and monitoring local performance, our Quality Assurance team also helps protect our service and brand standards. Additionally, we communicate with our franchise partners at least on a monthly basis, and hold at least one annual meeting with our senior company executives. We also have a Franchise Advisory Board to discuss systemwide initiatives, share ideas, and resolve issues. In addition, we provide local marketing consultation and support, and prepare marketing materials for use by all franchise partners in various media.
Marketing and Advertising
At Dutch Bros, we sell hand-crafted beverages, but our success is driven by our understanding that this is a relationship business. We form relationships with our customers with each interaction at our shops, but we also view Marketing and Advertising as core to our ability to connect with our communities, customers, and employees.

Awareness
While we are rooted on the west coast, our brand translates well throughout the states we serve. Awareness among both new and established customers is driven by our unique culture of positivity, our philanthropic efforts focused on making a massive difference in every community we enter and the “shareability” of our social media efforts.
Due to the organic and targeted nature of our marketing efforts, we can introduce new customers effectively and efficiently to our brand, creating a loyal following of brand advocates through our service. In a 2020 survey, 77% of respondents in our existing markets were aware of Dutch Bros, but our advertising costs represented only 4% of total revenues in 2020. Marketing is largely driven by word of mouth, advocacy from our broistas at the window and social media.
Interest
Every visit to Dutch Bros should feel like a celebration, which is the mood we set with each grand opening. Through an intentional grand opening sequence that includes both online prospecting and on-site activities, Dutch Bros is able to introduce the brand and its products, driving excitement, brand awareness and sales. In addition, our trademark Windmill logo and signage is designed specifically to cut through the visual noise and create a sense of anticipation over the opening of a new shop.
Trial
Dutch Bros features an evolving menu which creates seemingly unlimited possibilities for a customer to explore and find a drink for every daypart. We capitalize on the natural excitement around grand openings, new locations, the changing of the seasons and special events to feature innovative limited time offers. These products and events have consistently shown their value in driving traffic of both new and existing customers.
Loyalty & Dutch Rewards
Dutch Bros has a long history of rewarding our customers for their loyalty. Our Dutch Rewards program evolved from a paper stamp card to a fully-digital app-based reward system. Dutch Rewards was introduced exclusively through our new mobile app and within the first two months of launch, attracted approximately 1.6 million member activations, making it one of the most downloaded free mobile applications on the Apple platform in the Food & Drink category. The digital initiatives that come with Dutch Rewards have created a more streamlined experience for our customers while dramatically enhancing our insights into customers’ recurring purchase behavior. Using their phones, customers can pay for their order and collect points which can be redeemed for future free drinks. With the launch of the Dutch Rewards program, we have strengthened our ability to drive same shop sales growth and long term customer value. This program will enable us to segment and market to unique occasions, dayparts and drink preferences, further personalizing and handcrafting the Dutch Bros experience for every customer.
The launch of our Dutch Bros Reward app in 2021 contributed to increased Dutch Bros brand awareness.. Within one month of its launch, we became the third most downloaded free mobile application in the Apple App Store in the Food & Drink category, behind only DoorDash and McDonald’s. Our digital presence enables us to serve customers unique beverage-focused content, information related to our social impact initiatives and new ways to engage with Dutch Bros. The app’s social features also help extend our brand awareness to markets in which we do not yet have a physical presence. While we will always be a people-focused business, we believe our investments in our brand, including the Dutch Rewards program, provide an opportunity to connect with customers, learn more about them and enhance our relationships with them. Dutch Rewards also enables us to gather and collect actionable business intelligence that, for instance, we can use for targeted in-app marketing promotions to drive frequency and tickets.

Digital Marketing Technology Ecosystem
Dutch Bros is on the cusp of a whole new era of digital marketing. As of May 31, 2021, we had approximately 2 million customers activate their subscription to the Dutch Rewards program through our mobile app.
With the rollout of Dutch Rewards, and the implementation of a new Customer Data Platform and Engagement Suite, Dutch Bros is about to learn through multi-touchpoint data sets exactly what each of our customers order, which locations they visit, when they stop and how often they return. We will then use that information to personalize messaging to each app user, allowing us to show the same thoughtfulness and engagement through our digital channels that broistas show at the window.
Personalization will not only allow us to speak clearly and directly to each customer and address their needs, allowing us to remain efficient with our advertising spend. These tools allow us to engage directly with our customers instantly through push, SMS, e-mail, and In-App notifications, which are much more economical and efficient than reaching customers via a competitive ad buying marketplaces ad auction.
Social Impact
Dutch Bros puts the social in social impact, finding unique and personal ways to make a massive difference in our communities.
Giving Back
Since our inception, we have been dedicated to giving back to the communities in which we serve, and we consider our brand to be a powerful platform for social impact. Our philosophy is to give back to our communities in meaningful ways, even before we invite our customers to the drive-thru. Giving back is part of our DNA and something Dutch Bros will always do. Each year, we hold three company-wide givebacks to support our core pillars of giving.
•Dutch Luv – Since 2007, Dutch Bros has celebrated Valentine’s Day by showing the “Dutch Luv” to our communities. Each year, our shops donate $1 from every drink sold to local organizations to fight food insecurity.
•Drink One for Dane – In 2009, Dane Boersma lost his battle with ALS, leaving behind a growing company, a devoted family and a passion for others. For the last 15 years, Dutch Bros has dedicated one day in May to raise funds for the Muscular Dystrophy Association. “Drink One for Dane” supports patients, their families and the mission to find a cause and a cure for ALS. So far, customers and crews have helped raise more than $10.3 million in honor of Dane and the mission to #EndALS.
•Buck for Kids – Supporting youth is one of our core values. On a day each September, Dutch Bros donates $1 from every drink sold to local youth-focused organizations in the communities we serve.
In 2020, Dutch Bros donated approximately $                  across multiple causes, including $2.0 million to benefit COVID-19 first responders.
Sustainability
Part of giving back to our communities is supporting the environment. Dutch Bros is focused on and preparing to commit to a series of initiatives to ensure our products, processes and shops are in line with, and moving toward, environmental best practices.
Diversity, Equity and Inclusion
As a company, Dutch Bros is striving to be a leader in Diversity, Equity and Inclusion. Our leadership and policies stand united in our support of employees, customers and communities in the fullness of their identities. We are actively working to develop a holistic DEI program that can be a resource for everyone we serve. The events of

2020 offered another reminder of how critically important our efforts have become, and as a result Dutch Bros has taken real, meaningful steps toward advancement of our DEI program including, but not limited, to the following:
•hiring an industry expert to serve as Director of Diversity, Equity and Inclusion and developing long term programs;
•donating $       to organizations mirroring our four heritage months (Black History Month, Latinx History Month, Women’s History Month, and Pride);
•offering DEI training to HQ and field leadership;
•launching employee resource groups at our headquarters for leaders of color and for women leaders; and
•reviewing our policies to make sure they are promoting equity, as well as supporting a diverse and inclusive workplace for everyone.
Operations
Sourcing and Supply Chain
We roast our own proprietary blend of 100% Arabica coffee. We partner with third-party importers and exporters to purchase and import our green coffee beans. Through this relationship, we source high-quality coffee beans from across Central and South America. We typically purchase coffee contracts 18-24 months in advance of when we take physical delivery of the beans, allowing us to lock in pricing and to manage our input costs. This practice also allows us to be a good partner to our coffee producers, providing security of future business.
We currently roast all of our coffee in our roasting facility in Grants Pass, Oregon. We roast our coffee bean varietals to specific profiles designed to highlight each of the coffee bean’s unique flavors and aromas. After the coffee beans are roasted, we blend them to create our signature Private Reserve espresso. We package and ship our Private Reserve, Decaf and White Coffee espresso blends to six distribution centers that supply all our company-operated and franchised locations.
We have taken several steps to increase our diversity of supply and reduce transportation costs as we expand eastward. We are finalizing the economics of our plan to build a second roasting facility in the Midwest United States. We anticipate the new roasting facility will be operational in 2023, and will cost approximately $15-20 million. Historically, we have also utilized third-party toll roasting companies to support peak production at our current facility and serve as a fallback contingency option in case of a catastrophic emergency. We are conducting tests with a third-party contract roaster to assess their ability to roast to our exacting standards and assume a portion of our Grants Pass facility's current load. We do not expect these initiatives to materially impact our per-unit cost of roasting green coffee beans.
We designed our supply chain to be flexible in order to respond efficiently to changes in the market. On average, we typically have approximately four months of green coffee bean inventory stored at our two ports of entry in the United States or at our roasting plant in Grants Pass, Oregon. In the event of a supply disruption in any one of our production origins, we have identified alternate coffees with substantially similar flavor profiles that can be sourced and incorporated to produce our blend.
Dutch Bros also manufactures our own proprietary Dutch Bros. Blue Rebel Energy Drink via a co-bottling relationship with Portland Bottling Company. Jlieb Food, in Forest Grove, Oregon, co-packs our Dutch Bros. Blue Rebel Mix that is used in all blended and frozen applications.
Quality and Safety
We and our franchise partners are focused on maintaining a safe, healthy environment at each shop through the careful training and supervision of personnel and by following rigorous quality standards. Our Quality Assurance team informs, monitors, and reports on standards for preparation and cleaning and inspect every shop in the system on a quarterly basis. Operator Incentive plans provide strong motivation to meet standards.
Our commitment to beverage and food safety is strengthened through the direct relationship between our supply chain, culinary, and quality assurance teams. We review all our supply partners’ decisions regarding ingredients, and we reserve the right to conduct spot-checks. We examine each suppliers’ safety and quality records and verify insurance coverage. We believe that our established requirement for franchise partners to purchase certain supplies and equipment from approved vendors further enhances safety and quality within our system.
Shop Systems
Our franchise and company-operated shops use a computerized point of sale and back-office systems created by Xenial, Inc., which we believe will support our growth plans and enhance our customer experience. We fully implemented this system on June 30, 2020. This point-of-sale system is custom designed specifically for Dutch Bros to increase order quality and consistency and make it easier for the broista to interact with the customer. This system utilizes a cloud-based application built for any tablet (iPads are currently used), provides a touch screen interface, visual order confirmation touch screen line displays, and integration with high-speed credit card, mobile app and gift card processing. Our back-office computer system was designed with growth in mind. This integrated system allows us to manage labor, product mix, throughput, ticket, among others, in real time. As we continue to implement functionality, we anticipate that it will reduce labor hours from our field employees by generating repeatable daily and weekly reports and improve insights.
Corporate Systems
We utilize various enterprise systems to help manage our operations. Many of these systems were recently upgraded to help support our future growth plans. In 2020, we transitioned to Microsoft Dynamics 365 ERP system and in 2021 we transitioned to the Workday HRIS platform. We utilize Microsoft Azure for our cloud-based data storage and PowerBI for business intelligence. We also utilize Schoox Learning Management System for our Dutch Bros University platform. We believe our recent investments in infrastructure and systems are sufficient to support our future growth.
Properties
The table below shows our properties as of March 31, 2021.

State	Company-operated	Franchised	Total
Arizona	27	29	56
California	30	54	84
Colorado	22	6	28
Idaho	5	29	34
Nevada	18	2	20
New Mexico	4	0	4
Oregon	54	99	153
Texas	2	0	2
Utah	9	0	9
Washington	20	43	63
Total	191	262	453
We typically enter into two general types of lease arrangements. In the first case, a ground lease where we manage the entire project from site prep to construction and equipment install, leasing the land only. In the second case, we enter into a build to suit arrangement with a developer who has secured the land, prepped the site and is responsible to construct the building. We are responsible for purchasing the equipment directly and for paying certain fees. In this arrangement we pay the developer rent based on the total project costs excluding our outlay. Our lease terms range from 1 to 30 years, but typically have terms of 15 years with three renewal options of five years each. Shop leases provide for a specified annual rent, typically at a fixed rate for the first five years with CPI and other escalators.
In addition to our company-operated shops, we lease an 18,000 square foot headquarters facility with lease options extending through 2056, and we own a second 16,000 square foot headquarters facility. Additionally, we own and operate a 36,000 square foot roasting and packing facility. Our headquarters and roasting facility are in Grants Pass, Oregon. We believe our current headquarters and roasting facility are suitable for our near-term expansion plans, and we have added, and expect to continue to add, additional capacity on an as-needed basis. The office spaces we have added to support our current needs include the leasing of three office spaces of 2,400 square feet, 2,900 square feet, and 3,000 square feet, respectively, in Grants Pass, Oregon, and a 1,600 square foot office space in Portland, Oregon. We also lease approximately 21,000 square feet of warehousing space adjacent to our main roasting facility, which currently houses a minor roasting facility used to roast all of our supply of White Coffee bean blend.
Competition
The beverage industry is highly competitive and fragmented, and our shops compete on a variety of factors, including convenience, taste, price, quality, service, and location. We believe our primary competitors include drive-thru coffee shops, specialty coffee shops and drive-thru quick service restaurants. Our competitors range from multi-unit national and regional chains to single-location local shops. Our competitors operate both company-operated, franchised and mixed business models. Because of our proprietary Dutch Bros. Blue Rebel energy beverages, we also compete with companies outside of the beverage industry, such as convenience food shops.
Intellectual Property
We own many registered trademarks and service marks in the United States, the most important of which might be our trademarked Windmill logo which we anticipate becoming the Nike “swoosh” of Dutch Bros. Other important trademarks include our “Dutch Bros.,” “Dutch Bros. Coffee,” and “Dutch Bros. Blue Rebel” word marks and our recognizable Dutch Bros sign logo. We believe the Dutch Bros name and the many distinctive marks associated with it are of significant value and are very important to our business. Accordingly, as a general policy, we pursue registration and monitor the use of our marks in the United States and challenge any unauthorized use.
We license the use of our marks to franchise partners, third-party vendors and others through franchise agreements, vendor agreements and licensing agreements. These agreements typically restrict third parties’ activities with respect to use of the marks and impose brand standards requirements. We require licensees to inform us of any potential infringement of the marks.
We register some of our copyrighted material and otherwise rely on common law protection of our copyrighted works. Such copyrighted materials are not material to our business.
Regulatory
We are subject to extensive federal, state, and local government regulation, including those relating to, among others, public health and safety, zoning and fire codes, and franchising. Failure to obtain or retain licenses and registrations or exemptions would adversely affect the operation of our shops. Although we have not experienced and do not anticipate experiencing any significant problems obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits, registrations, exemptions or approvals could delay or prevent the opening of, or adversely impact the viability of, a shop in a particular area. The development and construction of additional shops will be subject to compliance with the applicable zoning, land use and environmental regulations.
Our franchising activities are subject to the rules and regulations of the Federal Trade Commission (“FTC”) and various state laws regulating the offer and sale of franchises. The FTC's franchise rules and various state laws require that we furnish a franchise disclosure document (“FDD”) containing certain financial information to prospective franchise partners in a number of states requiring registration of the FDD with state authorities.

Substantive state laws that regulate the franchise or franchise relationship exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchise partner to designate sources of supply. We believe our FDD complies in all material respects with both the FTC franchise rules and all applicable state laws regulating franchising in those states in which we have franchises.
We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters such as minimum wage, overtime, employment tax rates, workers compensation rates, citizenship requirements, and other working conditions. A significant number of shop-level personnel are paid at rates related to the federal minimum wage. We are also subject to the Americans with Disabilities Act, which prohibits discrimination on the basis of a disability and public accommodations in employment, which may require us to design or modify our shops to make reasonable accommodations for disabled persons.
Environmental
We believe federal and state environmental regulations have not had a material effect on operations, but more stringent and varied requirements of local government bodies with respect to zoning land use and environmental factors could delay construction and increase development costs for new shops.
Legal Proceedings
We are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity, and capital resources.

MANAGEMENT
The following table sets forth information for our executive officers, key employees and directors as of May 31, 2021.

Name	Age	Position
Executive Officers
Travis Boersma	50	Co-Founder and Executive Chairman of the Board
Joth Ricci	53	Chief Executive Officer and President
Charles L. Jemley	57	Chief Financial Officer
Brian Maxwell	50	Chief Operating Officer
John Graham	53	Chief Marketing Officer

Key Employees
Andrew Conway	41	Senior Vice President of Operations Systems and Standard
Christine Schmidt	44	Chief Administrative Officer
Keith Thomajan	52	Chief Social Impact Officer

Non-Employee Directors
Thomas Davis	43	Director
Charles Esserman	62	Director
Kathryn George	56	Director
Blythe Jack	46	Director
Executive Officers
Travis Boersma is our Co-Founder and has served as our Executive Chairman since February 2021. Prior to serving as our Executive Chairman, he served as our Chief Executive Officer from February 2019 to February 2021. Mr. Boersma has led us as Co-Founder since 1992. Mr. Boersma attended Southern Oregon University. We believe that Mr. Boersma’s industry knowledge, as well as his leadership experience, make him an appropriate member of our board of directors.
Joth Ricci has served as our Chief Executive Officer since February 2021 and our President since January 2019. Since January 2020, Mr. Ricci has served as Chairman of the board of directors of Dutch Bros Foundation, our philanthropic arm. Since September 2020, he has served as a Council Member on the Racial Justice Council, an advisory committee formed by the state of Oregon. Since October 2019, he has served a member of the board of directors of Oregon Business Council, a nonprofit organization focused on civic engagement and public policy. Since February 2018, Mr. Ricci has served as a Steering Committee Founder of Taste For Equity, an annual fundraising and community-building event. Since June 2017, he has served as a member of the board of directors of Ninkasi Brewing Company, an independent craft brewery. Since January 2012, he has served as a member of the board of directors of Brew Dr. Kombucha, a beverage company. From April 2017 to January 2019, he served as President and Chief Executive Officer of Adelsheim Vineyard. From February 2013 to April 2017, Mr. Ricci served as President of Stumptown Coffee Roasters, a coffee company. From April 2010 to January 2013, he served as a Managing Partner of First Beverage Group, a venture capital, private equity and investment banking company specializing in the beverage industry. From January 2008 to April 2010, Mr. Ricci served as the Chief Executive Officer of Jones Soda Co., a beverage company (OTCMKTS: JSDA). Mr. Ricci received a B.S. in Business Education from Oregon State University.
John Graham has served as our Chief Marketing Officer since August 2020. From August 2015 to July 2020, Mr. Graham served as the President of Triton Strategy Partners, LLC, a consulting company that he founded. From July 2013 to July 2015, he served as VP, Chief Marketing Officer of Align Technology, Inc., a global medical device company (Nasdaq: ALGN). From August 2011 to July 2013, Mr. Graham served as VP and Chief Marketing

Officer of GlaxoSmithKline Consumer, a pharmaceutical company specializing in consumer healthcare products and a subsidiary of GlaxoSmithKline plc, a global pharmaceutical company (NYSE: GSK). From November 2009 to September 2011, he served as Vice President, Corporate Equity at Johnson & Johnson, a global healthcare company (NYSE: JNJ), where he previously served in multiple positions across multiple operating companies, including VP US Marketing of Johnson & Johnson Vision Care, Inc. from January 2007 to February 2010, VP Global Franchise Marketing of Johnson & Johnson Vision Care, Inc. from January 2006 to January 2007 and Director Marketing & Sales of Johnson & Johnson–Merck Consumer Pharmaceuticals Co. from January 2001 to December 2005. Mr. Graham received an M.B.A. in Marketing and Operations from the Samuel Curtis Johnson Graduate School of Management at Cornell University and a B.A. in Economics from the University of California, San Diego.
Charles L. Jemley has served as our Chief Financial Officer since January 2020. Since June 2017, Mr. Jemley has served as a member of the board of directors of Four Corners Property Trust Inc., a real estate investment trust (NYSE: FCPT), where he chairs the Audit Committee and serves as a member of the Nominating and Governance Committee. From July 2018 to December 2019, he served as the Chief Financial Officer of CKE Restaurant Holdings, Inc., a quick service restaurant company. From October 2016 to January 2018, Mr. Jemley served as Senior Vice President Finance, Starbucks Reserve & Roastery, Global Digital & Store Development at Starbucks Corporation (Nasdaq: SBUX), where he previously served in multiple positions, including Senior Vice President Finance, U.S. and Americas from January 2016 to September 2016, Senior Vice President Finance, China & Asia Pacific and Global Consumer Products from January 2010 to January 2016, Senior Vice President Finance, International from November 2007 to January 2010 and Vice President Finance, China Region from February 2006 to November 2007. From January 2004 to January 2006, he served as Chief Financial Officer of Yum China at Yum! Brands, Inc., a global quick service restaurant company, where he previously served in multiple positions from April 1990 to December 2003. Mr. Jemley received an M.B.A. from the Michael G. Foster School of Business at the University of Washington and a B.B.A in Accounting from the University of Louisville.
Brian Maxwell has served as our Chief Operating Officer since January 2017 and previously served as our Vice President and General Manager from April 2009 to December 2016, Vice President of Growth from January 2004 to March 2009 and Franchise Coordinator from January 1999 to December 2003. Prior to joining Dutch Bros, Mr. Maxwell worked in finance and investment advising. Mr. Maxwell attended Lewis & Clark College.
Key Employees
Andrew Conway has served as our Senior Vice President of Operations Systems and Standard since July 2017 and previously served as our Vice President of Operations from November 2013 to July 2017.
Christine Schmidt has served as our Chief Administrative Officer since January 2019 and previously served as our Chief Financial Officer from May 2016 to January 2019 and Vice President Finance from January 1999 to May 2016. Since 2016, she has also served as a member of the board of directors of Dutch Bros Foundation.
Keith Thomajan has served as our Chief Social Impact Officer since June 2020 and previously served as our Chief of Staff from May 2019 to June 2020. Since February 2018, Mr. Thomajan has served as a member of the board of directors of OnPoint Community Credit Union, where he also serves as Secretary and member of the Executive Committee. Since February 2014, he has served as a member of the Oregon Advisory Board for Regence BlueCross BlueShield of Oregon, a health insurance company. Since September 2017, he has served as Vice Chair of the Mazamas Foundation, a nonprofit organization focused on mountaineering education. From February 2012 to February 2019, he served as President and Chief Executive Officer of United Way of the Columbia-Willamette, a nonprofit organization focused on addressing child and family poverty in Portland, Oregon and the greater Columbia-Willamette area and a local affiliate of United Way, where he served as a member of the National President’s Council from 2012 to 2016. From November 2001 to January 2012, he served as President and Chief Executive Officer of Camp Fire Columbia, a nonprofit organization focused on youth development and a local affiliate of Camp Fire, where he served as a National Trustee from 2005 to 2011. From 2007 to 2012, he served as Chair of the Portland Parks Board, an advisory board to the Portland Parks & Recreation Director and Portland City Council. From 2004 to 2010, he served as Chair of the board of directors of Hands On Greater Portland, a volunteer program and affiliate of United Way of the Columbia-Willamette. From June 2000 to October 2001, he served as Director of Development at Outward Bound, Inc., a nonprofit organization focused on fostering personal growth and social skills through outdoor adventure programs. From May 1995 to June 2000, he held multiple positions at Pacific Crest Outward Bound School, a nonprofit organization and a local affiliate of Outward Bound, Inc., a national network of regional schools. Mr. Thomajan received a B.A. from Colby College.
Non-Employee Directors
Thomas Davis has served as a member of our board of directors since October 2018. Since October 2012, Mr. Davis has served as a Managing Director of Brown Brothers Harriman & Co., a privately owned financial services firm, where he oversees the New York, Latin America and Chicago Private Banking offices. Mr. Davis also serves as a member of the Private Banking Oversight Committee and the Private Banking Investment Oversight Committee. From July 2007 to August 2012, he served as a Vice President in the Investment Management division of The Goldman Sachs Group, Inc., a publicly-traded global investment banking, securities and investment management firm. Mr. Davis received an M.B.A. from the Mendoza College of Business at the University of Notre Dame and a B.B.A. from the University of San Diego. We believe that Mr. Davis’s extensive leadership experience and expertise in strategy, finance and management make him an appropriate member of our board of directors.
Charles Esserman has served as a member of our board of directors since October 2018. Since 1987, Mr. Esserman has served as the Chief Executive Officer of TSG Consumer Partners, L.P., a private equity company specializing in the consumer products industry that he founded, where he also serves as Chair of the Investment Committee. Since October 2016, he has served as a member of the board of directors of Duckhorn Portfolio, Inc., a luxury wine company (NYSE: NAPA). From November 2012 to November 2017, Mr. Esserman served as a member of the board of directors of Planet Fitness, Inc., a company focused on franchising and operating fitness centers (NYSE: PLNT). From July 2012 to January 2018, he served on the Board of Trust of Vanderbilt University. Mr. Esserman received an M.B.A. from Stanford University and a B.S., with top honors, in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology. We believe that Mr. Esserman’s extensive experience in portfolio investments and consumer brands make him an appropriate member of our board of directors.
Kathryn George has served as a member of our board of directors since October 2018. Since January 1, 2008, Ms. George has served as a Partner of Brown Brothers Harriman & Co. (“BBH”), a privately owned financial services firm, where she has worked for 35 years. Prior to assuming a leadership role in BBH’s Private Banking business in 2015, she had oversight for Global Audit, Enterprise Risk, Compliance, Human Resources and the Office of General Counsel.. Ms. George currently serves as Chair of the Private Banking Investment Oversight Committee, Co-Chair of the Global Inclusion Council and as a member of the Private Banking Oversight Committee, the Capital Partners Investment and Valuation Committee and the Governance Risk and Compliance Committee. She is also on the Board of the BBH Trust Company and the BBH Trust Company (Cayman) Ltd. Since joining Brown Brothers Harriman & Co. in August 1986, she previously served in multiple positions, including Head of Merchant Banking and of Equity, Sales, Research and Trading. Since September 2016, Ms. George has served as a member of the board of directors of Haven Behavioral Healthcare, Inc., a healthcare company. Since 2014, she has served as a trustee and member of the Executive Committee of Trinity College, where she also serves as Chair of the Audit Committee. Since 2012, Ms. George has served as Chairman of the Board of Trustees of the Gillen Brewer School. She is a former Member of the Executive Committee of the Episcopal High School in Alexandria, Virginia, where she chaired the Investment Committee. Ms. George received a B.A. in Economics from Trinity College. We believe that Ms. George’s extensive leadership experience and expertise in strategy, finance and management make her an appropriate member of our board of directors.
Blythe Jack has served as a member of our board of directors since October 2018. Since 2011, Ms. Jack has served as a Managing Director of TSG Consumer Partners, L.P., a private equity company, where she also serves as a member of the Investment Committee. Since April 2017, she has served as a member of the board of directors of BrewDog plc, a global independent craft brewing company. Since July 2015, she has served as a member of the board of directors of Backcountry.com, LLC, a retail company specializing in outdoor gear and apparel. From June 2016 to March 2021, Ms. Jack served as a member of the board of directors of Canyon Bicycles GmbH, a direct-to-consumer bicycle company. From April 2014 to December 2020, she served as a member of the board of directors of SweetWater Brewing Company, a craft brewing company. From July 2018 to February 2020, Ms. Jack served as a member of the board of directors of Prive Goods, LLC, a designer eyewear company. From October 2012 to

August 2016, she served as a member of the board of directors of IT Cosmetics, LLC, a beauty company. Prior to joining TSG Consumer Partners, L.P., Ms. Jack served as a Managing Director of Rosewood Capital, LP, a private equity company. Ms. Jack received a B.A., with honors, in Communication Studies from Vanderbilt University. We believe that Ms. Jack’s extensive experience in portfolio investments and consumer brands and expertise in strategy and management make her an appropriate member of our board of directors.
Family Relationships
Brian Maxwell, our Chief Operating Officer, is Mr. Boersma’s brother-in-law. Christine Schmidt, our Chief Administrative Officer, is Mr. Boersma’s sister-in-law. Brant Boersma, our Chief Culture Officer, is Mr. Boersma’s nephew. There are no other family relationships among our directors or executive officers.
Composition of Our Board of Directors
Our business and affairs are managed under the direction of our board of directors. Effective upon the effectiveness of the registration statement of which this prospectus forms a part, we have              directors with no vacancies. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.
Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon the closing of this offering will permit our board of directors to establish the authorized number of directors from time to time by resolution. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal.
In connection with this offering, we will enter into a stockholders agreement with investment funds affiliated with our Sponsor governing certain designation rights with respect to our board of directors following this offering. Pursuant to the terms of the Stockholders Agreement, following the completion of this offering, investment funds affiliated with our Sponsor will have the right to designate up to               of the directors serving on our board. See “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering— Stockholder Agreement.”
Controlled Company Exception
After the completion of this offering, our Co-Founder will beneficially own approximately       % of the combined voting power of our Class A common stock, Class B common stock, Class C common stock and Class D common stock (or       % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the       corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We have elected to take advantage of the “controlled company” governance standards. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on        , we will be required to comply with these provisions within the applicable transition periods.
Committees of Our Board of Directors
Our board of directors has established a compensation committee and an audit committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee
Effective at the time of effectiveness of the registration statement of which this prospectus forms a part, our audit committee consists of                        . Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.
The principal duties and responsibilities of our audit committee include, among other things:
•hiring and selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•helping to ensure the independence and performance of the independent registered public accounting firm;
•helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;
•developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviewing our policies on risk assessment and risk management;
•reviewing related party transactions;
•obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and
•approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.
Our audit committee will operate under a written charter, which became effective upon the effectiveness of the registration statement of which this prospectus is a part, that satisfies the applicable listing standards of         .
Compensation Committee
Effective at the time of effectiveness of the registration statement of which this prospectus forms a part, our compensation committee consists of                        . The chair of our compensation committee is                        .
The principal duties and responsibilities of our compensation committee include, among other things:
•approving the retention of compensation consultants and outside service providers and advisors;
•reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;
•reviewing and recommending to our board of directors the compensation of our directors;
•administering our equity and non-equity incentive plans;

•reviewing our practices and policies of employee compensation as they relate to alignment of incentives;
•reviewing and evaluating succession plans for the executive officers;
•reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and
•reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.
Our compensation committee will operate under a written charter, which became effective upon the effectiveness of the registration statement of which this prospectus is a part, that satisfies the applicable listing standards of                        .
Director Nominations
We do not have a standing nominating committee. In accordance with                  , a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, we do not have a nominating committee charter in place.
The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our amended and restated bylaws.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.
Code of Conduct
In connection with this offering, we intend to adopt a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.dutchbros.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee are currently, or have been at any time, one of our executive officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Non-Employee Director Compensation
During the year ended December 31, 2020, we did not pay cash or equity-based compensation to any of our non-employee directors for service on our board of directors. We have reimbursed and will continue to reimburse all our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.
We intend to adopt a non-employee director compensation policy in connection with this offering on terms to be determined by our board of directors. Under the non-employee director compensation policy, our non-employee directors will be eligible to receive the following compensation for service on our board of directors and committees of our board of directors on and following the completion of this offering:
•                      an annual cash retainer of $                 ;
•                      an additional annual cash retainer of $                 , $                 and $                 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;
•                      an additional annual cash retainer of $                 , $                 and $                 for service as chair of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;
•                      an initial option grant to purchase                 shares of our common stock on the date of each such non-employee director’s appointment to our board of directors; and
•                      an annual option grant to purchase                 shares of our common stock on the date of each of our annual stockholder meetings.
Each of the option grants described above will be granted under our 2021 Equity Incentive Plan (the “2021 Plan”), the terms of which are described in more detail below under the section titled “Executive Compensation—Employee Benefit Plans—2021 Equity Incentive Plan.” Each such option grant will have a per share exercise price equal to 100% of the fair market value of a share of our common stock on the option’s grant date and will vest and become exercisable subject to the non-employee director’s continuous service to us as follows:                      . The term of each option will be 10 years, subject to earlier termination as provided in the 2021 Plan.
In the event of our change in control (as defined in the 2021 Plan), each non-employee director’s then-outstanding equity awards granted under the non-employee director compensation policy will become fully vested immediately prior to the closing of the change in control, provided that he or she remains in continuous service until immediately prior to the closing of the change in control.
In addition, the non-employee director compensation policy will provide that the aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $                in total value, except such amount will increase to $               for the first year for newly appointed or elected non-employee directors.

EXECUTIVE COMPENSATION
Our named executive officers for the year ended December 31, 2020, consisting of our principal executive officer and the next two most highly compensated executive officers, were:
•Travis Boersma, our Co-Founder and Executive Chairman, and former Chief Executive Officer;
•Joth Ricci, our current Chief Executive Officer and President; and
•Charles L. Jemley, our Chief Financial Officer.
2020 Summary Compensation Table
The following table presents the compensation awarded to or earned by our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Travis Boersma(4)	1,500,000	—	—	—	1,500,000
Co-Founder and Executive Chairman
Joth Ricci(5)	550,000	500,000	—	13,832	1,063,832
Chief Executive Officer and President
Charles L. Jemley	450,000	225,000	2,018,818	17,261	2,711,079
Chief Financial Officer
__________________
(1)Represents: (i) for Mr. Ricci, a $500,000 annual bonus earned in 2020; and (ii) for Mr. Jemley, a $225,000 annual bonus earned in 2020.
(2)Amounts reflect the aggregate grant date fair value of Profits Interest Units granted to our named executive officers during 2020 under our Management Incentive Plan (as defined below), computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation. A portion of the Profits Interest Units are subject to performance conditions and the grant date fair value is based on the probable outcome of the performance conditions. The maximum grant date fair value of the performance-based portion of the Profits Interest Units granted to Mr. Jemley during 2020 was $70.74 per unit, which assumes the achievement of the highest level of performance conditions. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited financial consolidated statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the named executive officers. See “—Outstanding Equity Awards as of December 31, 2020” below for additional information.
(3)Represents: (i) for Mr. Ricci, $11,000 for matching contributions made by us under our 401(k) plan, $1,200 for cell phone stipend, $107 for life insurance policy premiums paid by us, $1,200 for “coffee cash” and $325 for internet stipend and (ii) for Mr. Jemley, $14,538 for housing allowance, $1,100 for cell phone stipend, $98 for life insurance policy premiums paid by us, $1,200 for “coffee cash” and $325 for internet stipend.
(4)Mr. Boersma is our Co-Founder and has served as our Executive Chairman since February 2021. Prior to serving as our Executive Chairman, he served as our Chief Executive Officer from February 2019 to February 2021.
(5)Mr. Ricci has served as our Chief Executive Officer since February 2021 and our President since January 2019.
Narrative to the Summary Compensation Table
Annual Base Salary
Our named executive officers receive an annual base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.
The 2020 annual base salaries for our named executive officers were as follows: (1) $1,500,000 for Mr. Boersma, (2) $550,000 for Mr. Ricci and (3) $450,000 for Mr. Jemley. There was no change to the named executive officers’ salaries for 2021.

Annual Bonus
The Company paid annual cash bonuses for Mr. Ricci and Mr. Jemley in the amount of $500,000 and $225,000, respectively, as reflected in the “Bonus” column of the 2020 Summary Compensation Table above. Mr. Jemley’s bonus is being paid out bi-monthly in accordance with regular payroll cycle. Mr. Boersma was not eligible to receive a discretionary annual bonus in 2020.
Equity-Based Incentive Awards
Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to long-term performance, create an ownership culture and help to align the interests of our executives and equity holders. To date, we have used Profits Interest Units for this purpose. We believe that our Profits Interest Units are an important retention tool for our executive officers, as well as for our other employees and we award them broadly to our employees, including to certain non-executive employees. We intend to continue to issue equity awards to our executive officers and employees after this offering as well.
Prior to this offering, all the equity awards we have granted were Profits Interest Units under the Dutch Mafia, LLC Management Incentive Plan (the “Management Incentive Plan”). The terms of our equity plans are described under the section titled “—Employee Benefit Plans—Management Incentive Plan” below.
Outstanding Equity Awards as of December 31, 2020
The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2020. All awards were granted pursuant to the Management Incentive Plan. See “—Employee Benefit Plans—Management Incentive Plan” below for additional information.

		Option Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options(#) unexercisable	Option exercise price(2) ($)
Travis Boersma	—	—	—	—	—
Joth Ricci(3)	1/22/2019	1/1/2019	44,444	177,778(3)	$71.76
Charles L. Jemley	3/13/2020	2/1/2020	11,111	100,000(3)	$79.80
__________________
(1)Represent Profits Interest Units that vest based on satisfaction of a service-based vesting condition. In connection with the Recapitalization, all outstanding vested and unvested Profits Interests Units will be converted into Class A common units subject to the same vesting schedule, and prior to completion of this offering, such Class A common units will be exchanged for Class A common stock, as described under “Organizational Structure.”
(2)Reflects the Profits Interest Units threshold amount.
(3)50% of the Profits Interest Units are subject to time-based vesting and 50% of the Profits Interest Units are subject to performance-based vesting. The portion of the Profits Interest Units subject to time-based vesting conditions vest in equal installments on each of the first five (5) anniversaries of January 1, 2019, in the case of Mr. Ricci, or February 1, 2020, in the case of Mr. Jemley (each, “Vesting Date”), subject to the named executive officer’s continued employment through the applicable Vesting Date. In the event of a company sale, vesting of the Profits Interests Units subject to time-based vesting conditions will fully accelerate as of immediately prior to the consummation of such sale of the company, subject to the named executive officer’s continued employment through the sale of the company. The portion of the Profits Interest Units subject to performance-based vesting conditions will fully vest on the first to occur of a sale of the company or initial public offering of the company if (i) in the case of a sale of the company, the actual net cash proceeds received by securityholders in connection with a sale of the company is greater than $200.00 per unit or (ii) in the case of an initial public offering, the actual value of the common stock and common stock equivalents of the corporation undergoing the initial public offering as of immediately prior to the initial public offering is greater than $200.00 per unit; provided, that the named executive officer’s employment continues through the sale of the company or the initial public offering, as applicable. Based on an offering price of $            which is the mid-point of the range indicated on the front page of this prospectus, we expect the performance vesting Profits Interest Units to vest in full upon consummation of this offering.

Employment Arrangements
Below are descriptions of our employment agreements with each of our named executive officers. Each of our named executive officers has executed a form of our standard confidential information and inventions assignment agreement.
Agreement with Travis Boersma
We have no employment agreement or offer letter with Travis Boersma, our Executive Chairman, and we currently do not anticipate entering into one in the future. Mr. Boersma’s current annual base salary is $1,500,000. Mr. Boersma is an at-will employee and receives no benefits different from those available to all our full-time employees and receives no perquisites.
Agreement with Joth Ricci
Prior to the completion of this offering, we may enter into an amended and restated employment agreement with Joth Ricci, our Chief Executive Officer. The amended and restated employment agreement will have no specific term and will provide that Mr. Ricci is an at-will employee. Mr. Ricci’s current annual base salary is $550,000, and Mr. Ricci is eligible for a discretionary target annual bonus opportunity equal to $500,000, based on the achievement of performance objectives determined by our board of directors (or its compensation committee).
Agreement with Charles L. Jemley
Prior to the completion of this offering, we may enter into an amended and restated employment agreement with Charles L. Jemley, our Chief Financial Officer. The amended and restated employment agreement will have no specific term and will provide that Mr. Jemley is an at-will employee. Mr. Jemley’s current annual base salary is $450,000, and Mr. Jemley is eligible for a discretionary target annual bonus opportunity equal to 50% of annual base salary, based on the achievement of performance objectives determined by our board of directors (or its compensation committee).
Potential Payments and Benefits upon Termination or Change in Control
We expect our named executive officers will be eligible to receive potential termination or change of control payments pursuant to the amended and restated employment agreements that we expect to enter into with our named executive officers prior to the completion of this offering.
Health and Welfare and Retirement Benefits; Perquisites
Health and Welfare Benefits and Perquisites
All our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all our other employees, except that we pay for the full cost of premiums of such benefits for our named executive officers. We also provide limited benefits to our named executive officers, other than Mr. Boersma, to assist with their duties including a stipend to cover cell phone usage and internet and “coffee cash” to be used to purchase items in our stores. Otherwise, we generally do not provide perquisites or personal benefits to our named executive officers.
401(k) Plan
Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation, which we currently match 100% up to the first four percent of eligible compensation in order to attract and retain employees with superior talent. Employees are immediately and fully vested in all contributions. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Employee Benefit Plans
The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.
2021 Equity Incentive Plan
Our board of directors adopted the 2021 Plan in                   , 2021, and our stockholders approved the 2021 Plan in                        , 2021. The 2021 Plan will become effective upon the execution of the underwriting agreement for this offering. Once the 2021 Plan becomes effective, no further grants will be made under our Management Incentive Plan.
Types of Awards. Our 2021 Plan provides for the grant of incentive stock options(“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards and other awards (collectively, “awards”). ISOs may be granted only to employees of Dutch Bros, employees of a “parent corporation” of Dutch Bros or employees of a “subsidiary corporation” of Dutch Bros (as such terms are defined in Sections 424 of the Code). Because of our organizational structure, we currently do not anticipate that any ISOs will be granted under the 2021 Plan. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.
Authorized Shares. The maximum number of shares of Class A common stock that may be issued under our 2021 Plan is                  shares. The number of shares of Class A common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each year, beginning on January 1, 2022, and continuing through and including January 1, 2031, by                   % of the aggregate number of shares of common stock of all classes issued and outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares that may be issued upon the exercise of ISOs under our 2021 Plan is                  shares.
Shares issued under our 2021 Plan will be authorized but unissued or reacquired shares of Class A common stock. Shares subject to awards granted under our 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2021 Plan. Additionally, shares issued pursuant to awards under our 2021 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations to an award, will become available for future grant under our 2021 Plan.
The maximum number of shares of Class A common stock subject to stock awards granted under the 2021 Plan or otherwise during any calendar year beginning in 2022 to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $        in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $        .
Plan Administration. Our board of directors, or a duly authorized committee of our board, may administer our 2021 Plan. Our board of directors has delegated concurrent authority to administer our 2021 Plan to the compensation committee under the terms of the compensation committee’s charter. We sometimes refer to the board of directors, or the applicable committee with the power to administer our equity incentive plans, as the “administrator.” The administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified awards, and (2) determine the number of shares subject to such awards.
The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of Class A common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2021 Plan.
In addition, subject to the terms of the 2021 Plan, the administrator also has the power to modify outstanding awards under our 2021 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.
Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as specified in the stock option agreement by the administrator.
The administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of Class A common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of Class A common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO and (5) other legal consideration approved by the administrator.
Options may not be transferred to third-party financial institutions for value. Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.
Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of Class A common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, services rendered to us or our affiliates or any other form of legal consideration. Class A common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.
Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation right grant agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of Class A common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of Class A common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.
The administrator determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance Awards. Our 2021 Plan permits the grant of performance-based stock and cash awards. The compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our Class A common stock.
The performance goals may be based on any measure of performance selected by the board of directors. The compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Class A common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to Class A common stockholders other than regular cash dividends; (9) to exclude the effects of equity-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.
Other Awards. The administrator may grant other awards based in whole or in part by reference to Class A common stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.
Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of ISOs and (4) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding awards.
Corporate Transactions. In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction. In addition, the plan administrator may also provide, in its sole discretion, that the holder of a stock award that will terminate upon the occurrence of a corporate transaction if not previously exercised will receive a payment, if any, equal to the excess of the value of the property the participant would have received upon exercise of the stock award over the exercise price otherwise payable in connection with the stock award.
Under the 2021 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of Class A common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur.
Transferability. A participant may not transfer awards under our 2021 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2021 Plan.
Plan Amendment or Termination. Our board has the authority to amend, suspend or terminate our 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board adopted our 2021 Plan. No awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

Management Incentive Plan
Our board of directors adopted the Management Incentive Plan in January 22, 2019. As of December 31, 2020, there were 833,213 Profits Interest Units outstanding under our Management Incentive Plan. In connection with the Recapitalization, all outstanding vested and unvested Profits Interests Units will be converted into Class A common units subject to the same vesting schedule, and prior to completion of this offering, such Class A common units will be exchanged for Class A common stock, as described under “Organizational Structure.” The Management Incentive Plan will be terminated on the date the 2021 Plan becomes effective.
Authorized Units. Subject to certain capitalization adjustment, the aggregate number of Profits Interest Units that may be issued pursuant to all awards under our Management Incentive Plan is 1,111,111 Profits Interest Units. Any Profits Interest Units subject to awards that are forfeited, canceled or converted pursuant to an award agreement are thereafter be available for issuance under our Management Incentive Plan.
Type of Awards. Our Management Incentive Plan provides for the grant of Profits Interest Units, which are interests in Dutch Bros OpCo intended to qualify as “profits interests” for US federal income tax purposes, to certain of our employees, advisors, consultants, and service providers. To achieve this tax treatment, each Profits Interest Unit is assigned a “distribution threshold,” which refers to the amount determined by our board of directors to be not be less than the aggregate amount of distributions that would be made on the Profits Interest Unit’s grant date if there were a hypothetical sale of our assets for a price negotiated at arms’ length between a willing buyer and a willing seller and the proceeds therefrom were distributed in our liquidation in accordance with the terms of our limited liability company agreement. Holders of Profits Interest Units are entitled to participate in profit distributions above the distribution threshold set forth in their Profits Interest Unit agreements.
Plan Administration. Our board of directors administers and interprets our Management Incentive Plan. Our board may delegate authority to administer the Management Incentive Plan to a committee of the board of directors or other persons. Under our Management Incentive Plan, the board of directors has the authority to, among other things, determine eligibility for and grant awards, determined, amend or modify the terms and conditions of such awards, and take other actions necessary to carry out the purposes of the Management Incentive Plan.
Adjustments to Profits Interest Units. In the event of any split, dividend or combination of units, or other change in our capital structure, the administrator shall make appropriate adjustments to the number of Profits Interest Units available for grant under the Management Incentive Plan and to awards then outstanding.
Covered Transactions. In the event of a covered transaction, the administrator will determine the effect of such covered transaction, which may include: (1) providing for the assumption or substitution of awards, (2) providing for a cash-out of awards, including for no consideration, or (3) providing for the termination of unvested awards without payment in respect thereof. However, if the transaction is an initial public offering, the administrator may not provide for the cash-out of awards or termination of unvested awards without payment in respect thereof. A covered transaction means any transaction in which (i) one or more classes of our securities are converted into or exchanged for securities in another form issued by Dutch Bros Inc., (ii) we merge or combine with one or more of our affiliates with Dutch Bros Inc. surviving any such combination, (iii) there is a company sale or deemed liquidity event or (iv) our board of directors otherwise determines is a covered transaction.
Transferability. Unless expressly consented to by the administrator in writing, unvested awards are non-transferable other than by will or the laws of descent and distribution, and vested awards may be transferred only to the extent permitted by our limited liability company agreement.
Plan Amendment or Termination. The administrator may amend or terminate the Management Incentive Plan at any time. Certain amendments or modifications may require the participants’ consent.
2021 Employee Stock Purchase Plan
Our board of directors adopted the 2021 Employee Stock Purchase Plan (the “ESPP”) in              2021, and our stockholders adopted the ESPP in                 2021. The ESPP will become effective upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP includes two components. One component is designed to allow our eligible employees to purchase Class A common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Internal Revenue Code, or the 423 component. In addition, purchase rights may be granted under a component that does not qualify for such favorable tax treatment, or the non-423 component. Because of our organizational structure, we currently anticipate that any benefits offered to eligible employees would be offered under the non-423 component of the ESPP.
Authorized Shares. The maximum aggregate number of shares of Class A common stock that may be issued under our ESPP is                shares. The number of shares of Class A common stock reserved for issuance under our ESPP will automatically increase on January 1 of each calendar year, beginning on January 1, 2022 and continuing through and including January 1, 2031, by the lesser of (1)       % of the aggregate number of shares of common stock of all classes issued and outstanding on December 31 of the preceding calendar year, (2)              shares and (3) a number of shares determined by our board. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.
Plan Administration. Our board, or a duly authorized committee thereof, will administer our ESPP. Our board has delegated concurrent authority to administer our ESPP to the compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings with specific terms approved by the administrator and under which eligible employees are granted purchase rights to purchase shares of Class A common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of Class A common stock will be purchased for our eligible employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.
Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, with a maximum dollar amount as designated by the board. Unless otherwise determined by the administrator, Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of Class A common stock on the first date of an offering or (b) 85% of the fair market value of a share of Class A common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.
Limitations. Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. Under the 423 component, an employee may not be granted rights to purchase stock under our ESPP if such employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of common stock, or (2) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.
Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of Class A common stock within 10 business days (or such other period specified by the board) prior to such corporate transaction, and such purchase rights will terminate immediately.
Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.
ESPP Amendment or Termination. The administrator has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.
Indemnification Matters
Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to the corporation or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated certificate of incorporation that will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Rule 10b5-1 Sales Plans
Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 to which we were a party or will be a party, in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons (each, a “related party” and collectively, “related parties”), had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under the section titled “Executive Compensation.”
Agreements to be entered into in connection with this offering
Registration Rights Agreement
In connection with this offering, we intend to enter into a registration rights agreement with our Sponsor. The registration rights agreement will provide our Sponsor with certain demand registration rights, including shelf registration rights, in respect of any shares of our common stock held by it, subject to certain conditions. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to our Sponsor, and, subject to certain limitations, include shares of common stock held by them in such registration. The agreement will include customary indemnification provisions in favor of our Sponsor, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.
Stockholders Agreement
In connection with this offering, we intend to enter into a stockholders agreement with our Sponsor governing certain designation rights with respect to our board of directors following this offering (the “Stockholders Agreement”). Pursuant to the terms of the Stockholders Agreement, following the completion of this offering, our Sponsor will have the right to designate up to           members of the board of directors. Under the Stockholders Agreement, we are required to take all necessary action to cause the board of directors to include individuals designated by our Sponsor in the slate of nominees recommended by the board of directors for election by our stockholders, as follows:
•for so long as our Sponsor owns at least          % of the shares of our Class C common stock and Class D common stock held by our Sponsor immediately prior to the completion of this offering, our Sponsor will be entitled to designate           individuals for nomination; and
•for so long as our Sponsor owns less than           % but at least           % of the shares of our Class C common stock and Class D common stock held by our Sponsor immediately prior to the completion of this offering, our Sponsor will be entitled to designate          individuals for nomination.
Our Sponsor will also have the exclusive right to remove their designees and to designate replacements to fill vacancies created by the removal or resignation of their designees, and we are required to take all necessary action to cause such removals and fill such vacancies at the request of our Sponsor. The Stockholders Agreement will also provide that we will obtain customary director indemnity insurance and on the first anniversary of this offering our board of directors will include at least three independent members.
Tax Receivable Agreements
Dutch Bros Inc. will enter into two Tax Receivable Agreements. Dutch Bros Inc. will enter into (i) the Exchange Tax Receivable Agreement with the Continuing Members and (ii) the Reorganization Tax Receivable

Agreement with the Pre-IPO Blocker Holders. These Tax Receivable Agreements will provide for the payment by Dutch Bros Inc. to such Continuing Members and Pre-IPO Blocker Holders of            % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreements. The Exchange Tax Receivable Agreement will provide for the payment by Dutch Bros Inc. to the Continuing Members of            % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of (i) Dutch Bros Inc.’s allocable share of existing tax basis attributable to any Class A common units acquired from the Continuing Members in the Offering Transactions and (ii) increases in Dutch Bros Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of Dutch Bros OpCo and its subsidiaries as a result of redemptions or exchanges of Class A common units for shares of Class A common stock (or a corresponding amount of cash) after this offering, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement will provide for the payment by Dutch Bros Inc. to Pre-IPO Blocker Holders of          % of the benefits, if any, that Dutch Bros Inc. is deemed to realize (calculated using certain assumptions) as a result of Dutch Bros Inc.’s utilization of certain tax attributes of the Blocker Companies (including Dutch Bros Inc.’s allocable share of existing tax basis attributable to Class A common units acquired in the Blocker Mergers), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement.
In each case, these increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that Dutch Bros Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Dutch Bros Inc.’s allocable share of existing tax basis attributable to Class A common units acquired in the Blocker Mergers and Offering Transactions, and the increase in Dutch Bros Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon redemptions or exchanges of Class A common units for shares of Class A common stock (or a corresponding amount of cash) may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Actual tax benefits realized by Dutch Bros Inc. may differ from tax benefits calculated under the Tax Receivable Agreements as a result of the use of certain assumptions in the Tax Receivable Agreements, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligations under the Tax Receivable Agreements are obligations of Dutch Bros Inc., but not of Dutch Bros OpCo. Dutch Bros Inc. expects to benefit from the remaining           % of realized cash tax benefits. For purposes of the Tax Receivable Agreements, the realized cash tax benefits will be computed by comparing the actual income tax liability of Dutch Bros Inc. to the amount of such taxes that Dutch Bros Inc. would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of Dutch Bros OpCo as a result of redemptions and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had Dutch Bros Inc. not entered into the Tax Receivable Agreements. The actual and hypothetical tax liabilities determined in the Tax Receivable Agreements will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions). The term of each of the Tax Receivable Agreements will continue until all such tax benefits have been utilized or expired, unless (i) Dutch Bros Inc. exercises its right to terminate one or both Tax Receivable Agreements for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below), (ii) Dutch Bros Inc. breaches any of its material obligations under one or both Tax Receivable Agreements, in which case all obligations (including any additional interest due relating to any deferred payments) generally will be accelerated and due as if Dutch Bros Inc. had exercised its right to terminate the Tax Receivable Agreements, or (iii) there is a change of control of Dutch Bros Inc., in which case the Continuing Members and Pre-IPO Blocker Holders generally will receive an amount based on the agreed payments remaining to be made under the agreement determined as described above in clause (i). Estimating the amount of payments that may be made under the Tax Receivable Agreements is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increase in Dutch Bros Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon the redemption or exchange of Class A common units for shares of Class A common stock or cash, as well as the amount and timing of any payments under the Tax Receivable Agreements, will vary depending upon a number of factors, including:
•the timing of redemptions and exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Dutch Bros OpCo and its Subsidiaries at the time of each redemption or exchange of Class A common units. In addition, the increase in Dutch Bros Inc.’s allocable share of existing tax basis acquired upon the future redemption or exchange of Class A common units for shares of Class A common stock (or a corresponding amount of cash) will vary depending on the amount of remaining existing tax basis at the time of such redemption or exchange;
•the price of shares of our Class A common stock at the time of the redemption or exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of Dutch Bros OpCo and its Subsidiaries, is directly proportional to the price of shares of our Class A common stock at the time of the redemption or exchange;
•the extent to which such redemption or exchange is treated as a taxable sale—if a redemption or exchange is not treated as a taxable sale of Class A common units to Dutch Bros Inc. for any reason, increased deductions will not be available;
•the amount of tax attributes—the amount of applicable tax attributes of the Blocker Companies at the time of the Blocker Mergers will impact the amount and timing of payments under the Tax Receivable Agreements; and
•the amount and timing of our income—Dutch Bros Inc. is obligated to pay           % of the cash tax benefits under the Tax Receivable Agreements as and when realized. If Dutch Bros Inc. does not have taxable income, it is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreements for a taxable year in which it does not have taxable income because no cash tax benefits will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax benefits that will result in payments under the Tax Receivable Agreements.
We expect that as a result of the size of Dutch Bros Inc.’s allocable share of existing tax basis attributable to Class A common units acquired in the Blocker Mergers and the Offering Transactions, the increase in Dutch Bros Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of Dutch Bros OpCo and its Subsidiaries upon the future redemption or exchange of Class A common units for shares of Class A common stock (or a corresponding amount of cash) and our possible utilization of certain tax attributes, the payments that we may make under the Tax Receivable Agreements will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreements exceed the actual cash tax benefits that Dutch Bros Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreements and/or distributions to Dutch Bros Inc. by Dutch Bros OpCo are not sufficient to permit Dutch Bros Inc. to make payments under the Tax Receivable Agreements after it has paid taxes. Certain late payments under the Tax Receivable Agreements generally will accrue interest at an uncapped rate equal to one year LIBOR (or its successor rate) plus 500 “basis points.” The payments under the Tax Receivable Agreements are not conditioned upon continued ownership of us by the exchanging holders of Class A common units.
In addition, the Tax Receivable Agreements provide that upon certain changes of control, Dutch Bros Inc.’s (or its successor’s) obligations under the Tax Receivable Agreements would be accelerated and the amounts payable would be based on certain assumptions, including that Dutch Bros Inc. would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreements and that all Class A common units of the Continuing Members are deemed to be redeemed for Class A common stock at the time of such change of control. Representatives of entities related to our Co-Founder and our Sponsor may elect to waive acceleration of tax receivable agreement payments to their applicable Continuing Members or Pre-IPO Blocker Holders, in which case Dutch Bros Inc.’s or its successor’s obligations following such change of control would be determined using assumptions (ii) through (v) of the following paragraph. Assuming none of the Continuing Members or Pre-IPO Blocker Holders has elected to waive acceleration, Dutch Bros Inc. would be required to make a payment equal to the amount payable if it had elected to terminate the Tax Receivable Agreements at the time of such change of control, calculated as described in the following paragraph.
Furthermore, Dutch Bros Inc. may elect to terminate the Tax Receivable Agreements early by making an immediate payment equal to the present value of the anticipated future cash tax benefits with respect to all Class A common units. In determining such anticipated future cash tax benefits, the Tax Receivable Agreements include several assumptions, including that (i) any Class A common units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) Dutch Bros Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax benefits, (iii) Dutch Bros Inc. will have sufficient taxable income to fully utilize any remaining net operating losses subject to the Tax Receivable Agreements on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the          -year period after the early termination or change in control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination or change of control, and (v) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax benefits are discounted at a rate equal to the lesser of (i)          % per annum and (ii) one year LIBOR, or its successor rate, plus           “basis points.” Assuming that the market value of a share of Class A common stock were to be equal to the initial public offering price per share of Class A common stock in this offering and that LIBOR were to be            %, we estimate that the aggregate amount of these termination payments would be approximately $          million if Dutch Bros Inc. were to exercise its termination right immediately following this offering.
As a result of the change of control provisions and the early termination right, Dutch Bros Inc. could be required to make payments under the Tax Receivable Agreements that are greater than or less than the specified percentage of the actual cash tax benefits that Dutch Bros Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreements (although any such overpayment would be taken into account in calculating future payments, if any, under the Tax Receivable Agreements) or that are prior to the actual realization, if any, of such future tax benefits. Also, the obligations of Dutch Bros Inc. would be automatically accelerated and be immediately due and payable in the event that Dutch Bros Inc. breaches any of its material obligations under the agreement and in certain events of bankruptcy or liquidation. In these situations, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity.
Decisions made by the Continuing Members in the course of running our business may influence the timing and amount of payments that are received by a Continuing Member with respect to redemptions or exchanges of Class A common units under the Tax Receivable Agreements. For example, the earlier disposition of assets following a redemption or exchange generally will accelerate payments under the Tax Receivable Agreements and increase the present value of such payments, and the disposition of assets before a redemption or exchange will increase the Continuing Member’s tax liability without giving rise to any rights to receive payments under the Tax Receivable Agreements.
Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we will determine. Dutch Bros Inc. will not be reimbursed for any payments previously made under the Tax Receivable Agreements if Dutch Bros Inc.’s allocable share of existing tax basis, the anticipated tax basis adjustments resulting from future redemptions or exchanges of Class A common units or its utilization of tax attributes are successfully challenged by the IRS, although such amounts may reduce its future obligations, if any, under the Tax Receivable Agreements. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreements in excess of Dutch Bros Inc.’s cash tax benefits.

Reorganization Agreement
In connection with the Reorganization Transactions and the Offering Transactions, we intend to enter into a reorganization agreement with the Pre-IPO Blocker Holders, Pre-IPO OpCo Unitholders, Sponsor and Dutch Bros OpCo that will set forth the transactions described in “Organizational Structure—Reorganization Transactions.”
Agreements to be entered into prior to this offering
Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement
As a result of the Reorganization Transactions and the Offering Transactions, Dutch Bros Inc. will hold all Class B and Class C voting units in Dutch Bros OpCo and will be the sole managing member of Dutch Bros OpCo. Accordingly, Dutch Bros Inc. will operate and control all the business and affairs of Dutch Bros OpCo and, through Dutch Bros OpCo and its operating entity subsidiaries, conduct our business.
Pursuant to the Third LLC Agreement as it will be in effect at the time of this offering, Dutch Bros Inc. has the right to determine when distributions will be made to holders of OpCo Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of OpCo Units pro rata in accordance with their ownership of Class A common units. Dutch Bros Inc. will incur expenses related to its operations, plus payments under the Tax Receivable Agreements, which Dutch Bros Inc. expects will be significant. Dutch Bros Inc. intends to cause Dutch Bros OpCo to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow Dutch Bros Inc. to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreements.
The holders of OpCo Units, including Dutch Bros Inc., may be subject to U.S. federal, state and local income taxes on their proportionate share of any taxable income of Dutch Bros OpCo. Net profits and net losses of Dutch Bros OpCo will generally be allocated to its holders, including Dutch Bros Inc. Pursuant to the Third LLC Agreement, Dutch Bros OpCo generally will make cash distributions to the holders of Class A common units in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of Dutch Bros OpCo that is allocated to them, to the extent previous tax distributions from Dutch Bros OpCo have been insufficient. These tax distributions will be computed based on an assumed U.S. federal, state and local tax rate and will be distributed pro rata in accordance with the holders’ respective ownership of Class A common units. The Continuing Members will have the right, from time to time following the 180 day anniversary of the consummation of this offering, to have their Class A common units redeemed for shares of Class A common stock on a one-for-one basis or a corresponding amount of cash, at the election of Dutch Bros Inc., as managing member, subject to customary adjustments and the procedures set forth in the Third LLC Agreement. Such Class A common stock or cash will be contributed by Dutch Bros Inc. to Dutch Bros OpCo in exchange for Class A common units, unless, in its sole discretion, Dutch Bros Inc. elects to effect such exchange directly with the relevant Continuing Member. When a Class A common unit of Dutch Bros OpCo, is redeemed or exchanged for a share of Class A common stock of Dutch Bros Inc. or cash, a corresponding share of Class B common stock or Class C Common stock of Dutch Bros Inc., as applicable, will be canceled. The Third LLC Agreement will provide that as a general matter a Continuing Member will not have the right to cause the redemption or exchange of Class A common units if Dutch Bros Inc. determines that such redemption or exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing Member is bound, including the Third LLC Agreement. Dutch Bros Inc. may impose additional restrictions on exchanges that it determines in good faith to be necessary or advisable so that Dutch Bros OpCo is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.
Other Related Person Transactions
Donations
We donated $1,500 and $5,848 for the years ended December 31, 2019 and 2020, respectively, to Dutch Bros Foundation, a not-for-profit we founded that provides philanthropy to coffee farmers and local communities and for which our chief executive officer serves on the board of directors.

Transactions with Mr. Boersma’s Family Members
Brian Maxwell, our Chief Operating Officer, is Mr. Boersma’s brother-in-law. Christine Schmidt, our Chief Administrative Officer, is Mr. Boersma’s sister-in-law. Brant Boersma, our Chief Culture Officer, is Mr. Boersma’s nephew. Mr. Boersma does not share a household with any of the foregoing. Each of their compensation was established by us in accordance with our compensation practices applicable to employees with comparable qualifications and responsibilities and holding similar positions and without the involvement of Mr. Boersma. Mr. Maxwell’s total cash compensation in each of fiscal 2018, 2019 and 2020 was approximately $5.4 million, $490,000 and $537,000, respectively. Ms. Schmidt’s total cash compensation in each of fiscal 2018, 2019 and 2020 was approximately $5.4 million, $440,000 and $484,000, respectively.Mr. Maxwell and Ms. Schmidt have received grants of Profits Interest Units and continue to be eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who do not have such family relationship.
Dividend Recapitalization
On May 17, 2021, Dutch Bros OpCo paid a cash distribution in accordance with the terms of the Second LLC Agreement of approximately $200 million pursuant to which Pre-IPO OpCo Unitholders who held Common Units received the below payments:

Name of Pre-IPO OpCo Unitholder	Cash Distribution
Dutch Holdings, LLC	$99,800,000
DM Individual Aggregator, LLC	$38,298,920
DM Trust Aggregator, LLC	$60,899,080
DM HoldCo, Inc.	$1,002,000
Indemnification Agreements
Our Second LLC Agreement provides for indemnification of the current manager and executive officers of Dutch Bros OpCo, and we intend to enter into new indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law. See “Executive Compensation—Indemnification Matters.”
Other than as described above under this section “Certain Relationships and Related Person Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related party had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.
Policies and Procedures for Related Person Transactions
Prior to the completion of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock by:
•each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Dutch Bros Inc.;
•each of our directors and named executive officers; and
•all our directors and executive officers as a group.
The percentage of beneficial ownership of shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock outstanding before the offering set forth below is based on the number of shares of our common stock to be issued and outstanding immediately following the Reorganization Transactions without giving effect to this offering. The percentage of beneficial ownership of our Class A common stock, Class B common stock, Class C common stock and Class D common stock after the offering set forth below is based on shares of our common stock to be issued and outstanding immediately after the offering.
Immediately following the consummation of this offering, the Continuing Members will hold all the issued and outstanding shares of our Class B common stock and Class C common stock. The shares of Class B common stock will have no economic rights but each share will entitle the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock represents at least          % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share, provided that the number of votes per share may be adjusted from time to time in accordance with our amended and restated certificate of incorporation, as required to prevent the holders of Class B common stock from holding, in the aggregate, 80% or more of our aggregate voting power at any time) on all matters on which stockholders are entitled to vote generally. The shares of Class C common stock will have no economic rights but each share will entitle the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represents at least           % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders are entitled to vote generally.
Immediately following the consummation of this offering, the Pre-IPO Blocker Holders will hold all the issued and outstanding shares of our Class D common stock. The shares of Class D common stock will have the same economic rights as shares of Class A common stock, but each share will entitle the holder to three votes (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represents at least           % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class D common stock into shares of Class A common stock) on all matters on which stockholders are entitled to vote generally.
The voting power afforded to Continuing Members and Pre-IPO Blocker Holders will be automatically and correspondingly reduced as they redeem or exchange OpCo Units (which will trigger a cancellation of the corresponding shares of Class B common stock or Class C common stock) or transfer shares of Class D common stock (which, except in certain circumstances, will automatically convert into shares of Class A common stock). See “Certain Relationships and Related Person Transactions—Agreements to be entered into prior to this offering—Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement” and “Description of Capital Stock.”

	Class A Common Stock Beneficially Owned(1) (2)						Class B Common Stock Beneficially Owned(1) (3)						Class C Common Stock Beneficially Owned(1)(3)						Class D Common Stock Beneficially Owned(2)						Combined Voting Power(4)
	Prior to the Offering Transactions		After the Offering Transactions		After the Offering Transactions, Including Full Option Exercise		Prior to the Offering Transactions		After the Offering Transactions		After the Offering Transactions, Including Full Option Exercise		Prior to the Offering Transactions		After the Offering Transactions		After the Offering Transactions, Including Full Option Exercise		Prior to the Offering Transactions		After the Offering Transactions		After the Offering Transactions, Including Full Option Exercise		% Prior to the Offering Transactions	% After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	% After the Offering Transactions Assuming Underwriters’ Option is Exercised
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
Entities affiliated with TSG Consumer Partners(5)
Travis Boersma and affiliated entities(6)
Joth Ricci
Charles L. Jemley
Thomas Davis
Charles Esserman
Kathryn George
Blythe Jack
Directors and executive officers as a group (9 persons)
__________________
*Represents less than 1%.
(1)Subject to the terms of the Third LLC Agreement, the Class A common units, each paired with equal number of shares of Class B common stock or Class C common stock, as applicable, are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis after the completion of this offering. See “Organizational Structure,” “Certain Relationships and Related Person Transactions—Agreements to be entered into prior to this offering—DutchBros OpCo Third Amended and Restated Limited Liability Company Agreement.” Beneficial ownership of shares of Class B common stock and Class C common stock reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock into which the paired Class A common units, as applicable, may be redeemed or exchanged.
(2)Pursuant to our amended and restated certificate of incorporation, at the option of the holder, a share of Class D common stock may be converted into one share of Class A common stock. In addition, each share of Class D common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain affiliate transfers described in our amended and restated certificate of incorporation among the Sponsor, our Co-Founder and their respective affiliates as of the date of the consummation of this offering. Each share of Class D common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively is less than          % of the aggregate number of our outstanding shares of common stock. Once converted into Class A common stock, Class D common stock will not be reissued. See “Description of Capital Stock—Common Stock—Class D Common Stock.” Beneficial ownership of shares of Class D common stock reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such shares may be converted.
(3)Represents Class A common units which are paired with an equal number of shares of Class B common stock or Class C common stock, as applicable.
(4)Represents percentage of voting power of the Class A common stock, Class B common stock, Class C common stock and Class D common stock of Dutch Bros Inc. voting together as a single class. See “Description of Capital Stock—Common Stock.”
(5)Amounts beneficially owned reflect (i) Class A common units (and associated shares of Class A common stock) and shares of Class C common stock, held by Dutch Holdings, LLC and (ii) shares of Class D common stock held by TSG7 A AIV VI Holdings-A, L.P., the general partner of which is TSG7 A Management, L.L.C. Voting and investment decisions with respect to securities held by Dutch Holdings, LLC and TSG7 A Management, L.L.C. are made by a committee of three or more individuals, none of whom individually has the power to direct such decisions. The address of Dutch Holdings, LLC is c/o TSG Consumer Partners, LLC, 1100 Larkspur Landing Circle, Suite 360 Larkspur, CA 94939.
(6)Amounts beneficially owned reflect (i)(x)           Class A common units (and associated shares of Class A common stock) and (y)           shares of Class B common stock) held by DMI Holdco, Inc. (ii)(x            Class A common units (and associated shares of Class A common stock) and (y)           shares of Class B common stock) held by DM Trust Aggregator, LLC, and (iii)(x)             Class A common units (and associated shares of Class A common stock) and (y)            shares of Class B common stock) held by DM Individual Aggregator, LLC (together with DMI Holdco and DM Trust Aggregator, LLC, the “DM Trusts”), for which Travis Boersma is deemed to have the power to direct the disposition and vote of the shares. Mr. Boersma disclaims beneficial ownership of the securities held by except to the extent of Mr. Boersma’s pecuniary interest in such securities. The address for the DM Trusts is PO Box 398, Grants Pass, OR 97528.

DESCRIPTION OF CAPITAL STOCK
Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company” and “our Company” refer to Dutch Bros Inc. and not to any of its subsidiaries.
General
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect immediately prior to the completion of this offering.
Immediately prior to the completion of this offering, our authorized capital stock will consist of            shares, all with a par value of $            per share, of which:
•            shares will be designated Class A common stock;
•            shares will be designated Class B common stock;
•            shares will be designated Class C common stock;
•            shares will be designated Class D common stock; and
•            shares will be designated preferred stock.
Common Stock
Holders of outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law or pursuant to the terms of our amended and restated certificate of incorporation. Delaware law entitles the holders of the outstanding shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock to vote separately as different classes in connection with any amendment to our certificate of incorporation that would increase or decrease the par value of the shares of such class or that would alter or change the powers, preferences or special rights of such class so as to affect them adversely. As permitted by Delaware law, the amended and restated certificate of incorporation includes a provision which eliminates the class vote that the holders of Class A common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class A common stock Dutch Bros Inc. is entitled to issue, that the holders of Class B common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class B common stock Dutch Bros Inc. is entitled to issue, that the holders of Class C common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class C common stock Dutch Bros Inc. is entitled to issue and that the holders of Class D common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class D common stock Dutch Bros Inc. is entitled to issue. Thus, subject to any other voting requirements contained in the certificate of incorporation, any amendment to the certificate of incorporation increasing or decreasing the number of shares of either Class A common stock, Class B common stock, Class C common stock or Class D common stock that Dutch Bros Inc. is authorized to issue would require a vote of a majority of the outstanding voting power of all capital stock (including the Class A common stock, Class B common stock, Class C common stock and Class D common stock), voting together as a single class.
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock and Class D common stock are entitled to receive dividends at the same rate when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock. If we pay a dividend or distribution on the Class A common stock, payable in shares of Class A common stock, we also will be required to pay a pro rata and simultaneous dividend or distribution on the Class D common stock, payable in shares of Class D common stock. Similarly, if we pay a dividend or distribution on the Class D common stock, payable in shares of Class D common stock, we also will be required to make a pro rata and simultaneous dividend or distribution on the Class A common stock, payable in shares of Class A common stock.
Upon our liquidation, dissolution or winding up, and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, the holders of shares of our Class A common stock and Class D common stock will be entitled to receive pro rata our remaining assets available for distribution.
All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of holders of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
No shares of Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. Upon consummation of this offering, all the outstanding shares of Class A common stock will be validly issued, fully paid and non-assessable.
Class B Common Stock
Holders of shares of our Class B common stock are entitled to ten votes for each share held of record (for so long as the aggregate number of outstanding shares of our Class B common stock represents at least          % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share, provided that the number of votes per share may be adjusted from time to time in accordance with our amended and restated certificate of incorporation, as required to prevent the holders of Class B common stock from holding, in the aggregate, 80% or more of our aggregate voting power at any time) on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Dutch Bros Inc. Each share of Class B common stock will be paired with a Class A common unit held by a Continuing Member affiliated with the Co-Founder. Upon the redemption or exchange of such Class A common unit, the corresponding shares of Class B common stock will be automatically canceled with no consideration and no longer outstanding. After the 180-day anniversary of the completion of this offering (subject to the terms of the Third LLC Agreement), holders of Class B common stock may elect to have Dutch Bros OpCo redeem their Class A common units for shares of Class A common stock on a one-for-one basis or a corresponding amount of cash, in either case, contributed to Dutch Bros OpCo by Dutch Bros Inc., unless Dutch Bros Inc. elects, in its sole discretion, to effect such transaction as a direct exchange with such holder of Class B common stock. Upon any such redemption or exchange of Class A common units, the corresponding shares of Class B common stock will be canceled. See “Certain Relationships and Related Person Transactions —Agreements to be entered into prior to this offering—Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement.”

Shares of Class B common stock will not be transferable except together with the transfer of an identical number of Class A common units made to the permitted transferee of such paired Class A common units made in compliance with the Third LLC Agreement.
Class C Common Stock
Holders of shares of our Class C common stock are entitled to three votes for each share held of record (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represents at least           % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class C common stock do not have cumulative voting rights in the election of directors.
Holders of our Class C common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Dutch Bros Inc. Each share of Class C common stock will be paired with a Class A common unit held by a Continuing Member affiliated with the sponsor. Upon the redemption or exchange of such Class A common unit, the corresponding shares of Class C common stock will be automatically canceled with no consideration and no longer outstanding. After the 180-day anniversary of the completion of this offering (subject to the terms of the Third LLC Agreement), holders of Class C common stock may elect to have Dutch Bros OpCo redeem their Class A common units for shares of Class A common stock on a one-for-one basis or a corresponding amount of cash, in either case, contributed to Dutch Bros OpCo by Dutch Bros Inc., unless Dutch Bros Inc. elects, in its sole discretion, to effect such transaction as a direct exchange with such holder of Class B common stock. Upon any such redemption or exchange of Class A common units, the corresponding shares of Class C common stock will be canceled. See “Certain Relationships and Related Person Transactions —Agreements to be entered into prior to this offering—Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement.”
Shares of Class C common stock will not be transferable except together with the transfer of an identical number of paired Class A common units made to the permitted transferee of such paired Class A common units made in compliance with the Third LLC Agreement.
Class D Common Stock
The shares of Class A common stock and Class D common stock will be identical in all respects, except for voting rights, certain conversion rights and transfer restrictions in respect of the shares of Class D common stock, as described below.
Holders of shares of our Class D common stock are entitled to three votes for each share held of record (for so long as the aggregate number of outstanding shares of our Class C common stock and Class D common stock collectively represents at least            % of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class D common stock into shares of Class A common stock) on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class D common stock do not have cumulative voting rights in the election of directors. The voting power afforded to Pre-IPO Blocker Holders by their shares of Class D common stock will be automatically and correspondingly reduced as they transfer shares of Class D common stock, which, except in certain circumstances, will automatically convert into shares of Class A common stock.
The outstanding shares of Class D common stock will be convertible at the option of the holder into shares of Class A common stock on a one-for-one basis. In addition, each share of Class D common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain affiliate transfers described in our amended and restated certificate of incorporation among the Sponsors, the Co-Founder and their respective affiliates as of the date of the consummation of this offering. Each share of Class D common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the aggregate number of outstanding shares of our Class C common stock and Class D common stock is collectively less than          % of our outstanding shares of common stock. Once converted into Class A common stock, Class D common stock will not be reissued.

All shares of our Class D common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class D common stock will not be subject to further calls or assessments by us. Holders of shares of our Class D common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the Class D common stock. The rights, powers, preferences and privileges of holders of our Class D common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Preferred Stock
Under our amended and restated certificate of incorporation, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                       shares of preferred or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Immediately prior to the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.
Registration Rights
Following the completion of this offering, our Sponsor will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our registration rights agreement. See “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering—Registration Rights Agreement.”
Anti-Takeover Provisions
Certificate of Incorporation and Bylaws to be in Effect Immediately Prior to the Completion of this Offering
Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all our directors. Our amended and restated certificate of incorporation and amended and restated bylaws will require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.
The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are intended to preserve our existing control structure following this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Section 203 of the Delaware General Corporation Law
When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.
Choice of Forum
Our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on our behalf; (B) any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (C) any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws (as each may be amended from time to time, including any right, obligation or remedy thereunder); (E) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against us or any of our current or former directors, officers or other employees governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.
Further, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering will provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.
Additionally, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.
Limitations of Liability and Indemnification
See “Executive Compensation—Indemnification Matters.”

Exchange Listing
We intend to apply to list our Class A common stock on the            under the symbol “            .”
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be                      . The transfer agent’s address is                       .

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.
Based on our shares outstanding as of                , 2021, immediately prior to the completion of this offering, a total of                  shares of Class A common stock will be outstanding. Of these shares, all the Class A common stock sold in this offering by us, plus any shares sold by us on the exercise of the underwriters’ option to purchase additional Class A common stock from us, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.
The remaining shares of Class A common stock will be, and shares of Class A common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.
Subject to the lock-up agreements and market standoff provisions described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below, subject, in the case of restricted securities, to such shares having been beneficially owned for at least six months. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:
•1% of the number of Class A common stock then outstanding, which will equal approximately               shares immediately after this offering; or
•the average weekly trading volume of our Class A common stock on               during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701
Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements and market standoff provisions described below.
Form S-8 Registration Statements
We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock that are issuable under the 2021 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements and market standoff provisions described below, and Rule 144 limitations applicable to affiliates.
Lock-Up Arrangements and Market Standoff Agreements
We, all our directors, executive officers and the holders of substantially all our Class A common stock and securities exercisable for or convertible into our Class A common stock outstanding immediately prior to the completion of this offering, have agreed, or will agree, with the underwriters that, until           days after the date of this prospectus, subject to certain exceptions, we and they will not, without the prior written consent of           , offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our Class A common stock.
These agreements are described in the section titled “Underwriting (Conflicts of Interest).” BofA Securities, Inc., J.P. Morgan Securities LLC and Jefferies LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.
Registration Rights
In connection with this offering, we intend to enter into a registration rights agreement with our Sponsor, pursuant to which we grant them the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered in exchange for Class A common units. Following completion of this offering and assuming exchange of all Class A common units held by the Continuing Members, the shares covered by registration rights represent approximately           % of our outstanding Class A common stock (or            %, if the underwriters exercise in full their option to purchase additional shares), assuming exchange of all Class A common units. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. See “Certain Relationships and Related Person Transactions—Agreements to be entered into in connection with this offering— Registration Rights Agreement.”
10b5-1 Plans
After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements or market standoff agreements relating to the offering described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock purchased in this offering that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings, and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxes, does not address estate, gift, alternative minimum tax or Medicare contribution tax considerations or special tax accounting rules under Section 451(b) of the Code, and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a United States expatriate, foreign pension fund, financial institution, insurance company, tax-exempt organization, trader, broker or dealer in securities, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such an entity), a person holding shares of our Class B, Class C or Class D common stock, a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, a person deemed to sell our Class A common stock under the constructive sale provisions of the Code, or a person holding shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.
If you are considering the purchase of our Class A common stock, you should consult your tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws, the laws of any other taxing jurisdiction and under any applicable tax treaty.
Dividends
As described under “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. In the event that we make a distribution of cash or other property

(other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).
Subject to the discussions of effectively-connected income, backup withholding and FATCA, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Class A Common Stock
Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:
•the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);
•the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or holding period for, our Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, such non-U.S. holder owns, or is treated as owning, more than 5% of our Class A common stock at any time during the foregoing period.
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S.

holder described in the second bullet point immediately above will be subject to a 30% tax on the gain derived from the sale or other disposition (unless an applicable income tax treaty provides for different treatment), which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as U.S. real property interests only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded Class A common stock at any time during the shorter of the five-year period preceding such non-U.S. holder’s disposition of, or holding period for, our Class A common stock. No assurance can be provided that our Class A common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
Dividends paid by us or our paying agent to a non-U.S. holder may also be subject to backup withholding (currently at a rate of 24%). A non-U.S. holder will not be subject to backup withholding on dividends received if such holder provides a properly executed IRS Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code, the Treasury regulations thereunder and other official guidance (commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends on our Class A common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed U.S. Treasury regulations, the preamble to which states that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, withholding under FATCA will not apply to the gross proceeds from the sale or disposition of our Class A common stock. You should consult your tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

UNDERWRITING (CONFLICTS OF INTEREST)
BofA Securities, Inc., J.P. Morgan Securities LLC and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
J.P. Morgan Securities LLC
Jefferies LLC
Barclays Capital Inc.
Piper Sandler & Co.
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
The expenses of the offering, not including the underwriting discount, are estimated at $              and are payable by us.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We, our executive officers and directors have agreed not to sell or transfer any Class A common stock or securities convertible into, exchangeable for, exercisable for or repayable with Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., J.P. Morgan Securities LLC and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly
•offer, pledge, sell or contract to sell any Class A common stock,
•sell any option or contract to purchase any Class A common stock,
•purchase any option or contract to sell any Class A common stock,
•grant any option, right or warrant for the sale of any Class A common stock,
•lend or otherwise dispose of or transfer any Class A common stock,
•request or demand that we file or make a confidential submission of a registration statement related to the Class A common stock, or
•enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Listing
The shares are listed on the                                  under the symbol “             .”
Price Stabilization, Short Positions
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                    , in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, certain of the underwriters and/or their affiliates are lenders under our credit facility and, as such, may receive a portion of the net proceeds from this offering.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with Dutch Bros Inc. and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
Dutch Bros Inc., the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
The above selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, Dutch Bros Inc., the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market

Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:
(a)to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)where no consideration is or will be given for the transfer;
(c)where the transfer is by operation of law; or
(d)as specified in Section 276(7) of the SFA.
Notice to Prospective Investors in Canada
The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The financial statements of Dutch Bros Inc. as of June 4, 2021 and the consolidated financial statements of Dutch Mafia, LLC and subsidiaries as of December 31, 2019 and 2020 and for the years then ended, have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 and 2020 consolidated financial statements of Dutch Mafia, LLC and subsidiaries refers to a change in the method of accounting for revenue as of January 1, 2019 due to the adoption of the Financial Accounting Standards Board Accounting Standards Codification 606, Revenue from Contracts with Customers.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.
We also maintain a website at www.dutchbros.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

DUTCH BROS INC. Notes to Balance Sheet June 4, 2021	DUTCH MAFIA, LLC AND SUBSIDIARIES Consolidated Balance Sheets December 31, 2019 and 2020

Report of Independent Registered Public Accounting Firm
Board of Directors
Dutch Bros Inc.:
Opinion on the Financial Statement
We have audited the accompanying balance sheet of Dutch Bros Inc. (the Company) as of June 4, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 4, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/KPMG LLP
We have served as the Company’s auditor since 2021.
Portland, Oregon
June 10, 2021

DUTCH BROS INC.
Balance Sheet

ASSETS	June 4, 2021
Total assets	$—
STOCKHOLDER'S EQUITY
Common stock, par value $0.00001, 5,000 shares authorized, none issued and outstanding	$—
Total stockholder's equity	$—
See accompanying notes to the balance sheet

DUTCH BROS INC.
Notes to Balance Sheet
June 4, 2021

(1)Organization
Dutch Bros Inc. (the “Corporation”) was organized as a Delaware corporation on June 4, 2021. The Corporation’s fiscal year end is December 31. Pursuant to a reorganization into a holding corporation structure, the Corporation will become a holding corporation and its sole assets are expected to be an equity interest in Dutch Mafia, LLC.
The Corporation will be the managing member of Dutch Mafia, LLC and will operate and control all of the business affairs of Dutch Mafia, LLC and, through Dutch Mafia, LLC and its subsidiaries, continue to conduct the business now conducted by these entities.
(2)Summary of Significant Accounting Policies
Basis of Accounting
The Balance Sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate statements of income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.
(3)Stockholder’s Equity
The Corporation is authorized to issue 5,000 shares of common stock, par value $0.00001 per share. Under the corporation’s certificate of incorporation in effect as of June 4, 2021, there is only one class of common stock.
(4)Subsequent Events
Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management and, when appropriate, recognized or disclosed in the financial statements or notes to the financial statements.

Report of Independent Registered Public Accounting Firm
Board of Managers
Dutch Mafia, LLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Dutch Mafia, LLC and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, changes in members’ deficit, and cash flows for each of the years in the two‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue as of January 1, 2019 due to the adoption of the Financial Accounting Standards Board Accounting Standards Codification 606, Revenue from Contracts with Customers, using a modified retrospective approach.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/KPMG LLP
We have served as the Company’s auditor since 2020.
Portland, Oregon
June 10, 2021

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2019 and 2020
(in thousands, except unit data)

	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$15,584	$31,640
Accounts receivable, net	6,619	10,837
Inventory	10,915	15,580
Prepaid expenses and other current assets	3,731	5,015
Total current assets	36,849	63,072
Property and equipment, net	103,176	165,423
Intangibles, net	10,547	11,323
Goodwill	16,531	18,075
Other long-term assets	1,178	1,766
Total assets	$168,281	$259,659
LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	13,045	16,092
Accrued expenses	7,312	10,036
Other current liabilities	845	1,429
Deferred revenue	7,504	11,192
Line of credit	—	15,000
Current portion of capital lease obligations	1,041	2,331
Current portion of long-term debt	3,153	3,788
Total current liabilities	32,900	59,868
Deferred revenue, long term	4,015	4,746
Capital lease obligations, net of current portion	20,831	49,637
Long-term debt, net of current portion	22,881	24,367
Profits interest liability	6,758	41,845
Deferred rent	2,398	2,740
Other long-term liabilities	483	466
Total liabilities	90,266	183,669
Commitments and contingencies (Note 9)
Temporary equity:
Redeemable common units (4,990,000 common units issued and outstanding at December 31, 2020 and 2019)	937,721	1,535,772
Permanent equity:
Members’ deficit (5,010,000 common units authorized, issued and outstanding at December 31, 2020 and 2019)	(859,706)	(1,459,782)
Total liabilities, temporary equity, and members’ deficit	$168,281	$259,659
See accompanying notes to consolidated financial statements

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Statements of Income
Years Ended December 31, 2019 and 2020
(in thousands)

	2019	2020
REVENUES
Company-operated stores	$151,543	$244,514
Franchising and other	86,825	82,899
Total revenues	238,368	327,413

COSTS AND EXPENSES
Cost of sales	142,307	211,659
Selling, general and administrative	65,764	105,087
Total costs and expenses	208,071	316,746

INCOME FROM OPERATIONS	30,297	10,667

OTHER INCOME (EXPENSE)
Interest expense, net	(2,346)	(3,736)
Other income (expense)	524	(363)
Total other income (expense)	(1,822)	(4,099)

INCOME BEFORE INCOME TAXES	28,475	6,568

Income tax expense	89	843

NET INCOME	$28,386	$5,725
See accompanying notes to consolidated financial statements

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Statements of Changes in Members' Deficit
Years Ended December 31, 2019 and 2020
(in thousands)

Members’ Deficit
Balance, December 31, 2018	$(476,345)
Implementation of the adoption of new accounting standard (Topic 606)	(2,279)
Distributions to members	(6,625)
Increase in redemption value of redeemable common units	(402,843)
Net income	28,386
Balance, December 31, 2019	(859,706)
Distributions to members	(7,750)
Increase in redemption value of redeemable common units	(598,051)
Net income	5,725
Balance, December 31, 2020	$(1,459,782)
See accompanying notes to consolidated financial statements

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2019 and 2020
(in thousands)

	2019	2020
Cash flows from operating activities:
Net income	$28,386	$5,725
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,670	15,537
Non-cash interest expense	98	98
Loss on disposal of assets	232	475
Equity-based compensation	6,758	35,087
Changes in operating assets and liabilities
Accounts receivable, net	(612)	(4,218)
Inventory	222	(4,587)
Prepaid expenses and other current assets	2,220	(1,284)
Other long-term assets	495	(573)
Accounts payable	3,531	(518)
Accrued expenses	2,940	2,527
Other current liabilities	217	584
Deferred revenue	4,954	4,419
Deferred rent	552	343
Other long-term liabilities	(2,961)	(66)
Net cash provided by operating activities	56,702	53,549
Cash flows from investing activities:
Purchase of property and equipment	(39,465)	(40,575)
Proceeds from disposal of fixed assets	47	99
Acquisition of stores from franchisees	(530)	(5,094)
Net cash used in investing activities	(39,948)	(45,570)
Cash flows from financing activities:
Proceeds from line of credit	—	30,000
Payments on line of credit	(1,958)	(15,000)
Payments on capital lease obligations	(1,104)	(1,195)
Proceeds from issuance of long-term debt	—	5,250
Payments on long-term debt	(2,993)	(3,228)
Proceeds from Paycheck Protection Program loan	—	10,000
Payments on Paycheck Protection Program loan	—	(10,000)
Distributions to members	(6,625)	(7,750)
Net cash provided by (used in) financing activities	(12,680)	8,077
Net increase in cash and cash equivalents	4,074	16,056
Cash and cash equivalents, beginning of year	11,510	15,584
Cash and cash equivalents, end of year	$15,584	$31,640

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$2,415	$3,829
Income taxes paid	103	338
Purchase of property with capital leases	13,797	31,291
Purchases of property and equipment accrued in accounts payable	4,329	3,518
See accompanying notes to consolidated financial statements

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)

(1)Description of Business
Dutch Mafia, LLC and its wholly-owned subsidiaries (collectively, the “Company”) are in the business of operating and franchising coffee shops as well as the wholesale sale and distribution of coffee, coffee-related products, and accessories. The Company franchises, owns and operates multiple retail coffee outlets. As of December 31, 2019 and 2020, the Company had 370 and 441 shops, of which 118 and 182 were Company-operated and 252 and 259 were franchised, respectively, located throughout 9 U.S. states. The Company will continue indefinitely unless terminated sooner as provided for in the Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”).
(2)Summary of Significant Accounting Policies
(a)Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Dutch Mafia, LLC and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.
(b)Use of estimates
The presentation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions, primarily related to long-lived asset valuation, leases, and equity-based compensation that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could differ from those estimates.
(c)Comprehensive Income
Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is the same as net income for all periods presented. Therefore, a separate statement of comprehensive income is not included in the accompanying consolidated financial statements.
(d)Cash and Cash Equivalents
Cash and cash equivalents include all short-term highly liquid instruments with original maturities of three months or less at the time of purchase, as well as credit card receivables for sales to customers in company-operated shops that generally settle within two to five business days. The Company’s cash accounts are maintained at various high credit quality financial institutions and may exceed federally insured limits. The Company has not experienced any losses in such accounts.
(e)Accounts Receivable
Accounts receivable, net of allowance for doubtful accounts, consist primarily of royalty revenues and outstanding balances for sales of roasted coffee beans and other retail related supplies to franchisees. The allowance for doubtful accounts is estimated based on the Company’s historical losses, review of specific problem accounts, existing economic conditions in the industry, and the financial stability of its customers. Accounts receivable are charged off against the allowance for doubtful accounts when they are determined by management to be uncollectible. The Company had no allowance for doubtful accounts at December 31, 2019 and 2020.
(f)Inventory
Inventory consists primarily of equipment and parts, roasted and unroasted coffee beans, accessories, and other retail related supplies. Inventories are stated at the lower of cost or net realizable value, with the cost being

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
determined by the standard cost method which approximates actual cost on a first in, first out basis. The Company records inventory reserves for obsolete and slow-moving inventory and for estimated shrinkage between physical inventory counts. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. As of December 31, 2019 and 2020, inventory reserves were $0 and $2,240, respectively.
(g)Property and Equipment
Property and equipment are stated at historical cost less accumulated depreciation. Expenditures for maintenance, repairs, and routine replacements are charged to expense as incurred. Expenditures for major repairs and improvements that extend the useful lives of property and equipment are capitalized. When property or equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts and any gain or loss is included in income from operations in the accompany consolidated statements of income. Depreciation is computed on a straight-line basis over the following useful lives:

Vehicles	5 - 10 years
Equipment	3 - 7 years
Leasehold improvements	5 - 9 years (lesser of the lease terms or useful lives)
Buildings	10 - 20 years
The Company capitalizes costs associated with the acquisition or development of major software for internal use and amortizes the assets over the expected life of the software, generally 3 years. The Company only capitalizes subsequent additions, modifications, or upgrades to internal-use software to the extent that such changes allow the software to perform a task it previously did not perform. The Company expenses software maintenance and training costs as incurred.
(h)Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The Company’s assessment of recoverability of property and equipment and finite-lived intangible assets is performed at the component level, which is generally an individual shop, and requires judgment and an estimate of future undiscounted shop generated cash flows. The Company’s estimates of fair values are based on the best information available and require the use of estimates, judgments, and projections. The Company did not record any impairment losses on long-lived assets in the years ended December 31, 2019 and 2020.
(i)Goodwill
On an annual basis (October 31st), and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, the Company reviews the recoverability of goodwill on a reporting unit basis. The annual impairment test includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value; the qualitative test may be performed prior to, or as an alternative to, performing a quantitative goodwill impairment test. If, after assessing the totality of events or circumstances, the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company is required to perform the quantitative goodwill impairment test. Otherwise, no further analysis is required. The quantitative impairment test involves the comparison of the fair value of the reporting unit to its carrying value. The Company calculates the fair value of each reporting unit using a discounted cash flows analysis that converts future cash flow amounts into a single discounted present value amount. The Company assesses the valuation methodology based upon the relevance and availability of the data at the time that the valuation is performed. The Company compares the estimate of fair value for the reporting unit to the carrying value of the reporting unit. All Company-owned shops are deemed to have similar economic characteristics and are deemed to be one reporting unit. An impairment loss is recognized to the extent that the

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
financial statement carrying amount exceeds the asset’s fair value. No impairment charges were recognized for the years ended December 31, 2019 and 2020.
(j)Leases
The Company leases all Company-operated shops. At the inception of each lease, the Company determines the appropriate classification for each lease as operating or capital. The Company has estimated that the lease term, including reasonably assured renewal periods, is typically 20 years.
Operating Leases
Operating leases typically contain escalating rentals over the lease term, as well as optional renewal periods. Rent expense for operating leases is recorded on a straight-line basis over the lease term and begins when the Company has the right to use the property, which is typically before payments are due under the lease. The difference between rent expense and cash payment is recorded as deferred rent on the accompanying consolidated balance sheets. Pre-opening rent is included in selling, general and administrative expenses on the accompanying consolidated statements of income. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions to rent expense over the term of the lease.
Capital Leases
Property under capital leases is stated at the net present value of the related minimum lease payments at lease inception and amortized over the initial lease term.
(k)Revenue Recognition
Consolidated revenues are recognized net of any discounts, returns, allowances and sales incentives. The Company adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, effective January 1, 2019 using the modified retrospective method and recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of members’ deficit.
The following table disaggregates revenue by major component:

	2019	2020
Company-operated shops	$151,543	$244,514
Franchising	79,568	77,625
Other	7,257	5,274
	$238,368	$327,413
Company-operated Shops Revenue
Retail sales from company-owned shops and through online channels are recognized at the point in time when the products are sold to the customers. The Company reports revenues net of sales taxes collected from customers and remitted to government taxing authorities.
Loyalty and Gift Card Programs
In January 2021, the Company transitioned from a traditional loyalty program to a digital loyalty program. Under the previous program, a customer earned a “Stamp” for each purchase at a Dutch Bros coffee shop. After accumulating a certain number of Stamps, the customer earned a reward that can be redeemed for free product that, regardless of where the related Stamps were earned, will be honored at Company-operated shops and franchised shop locations. The Company deferred revenue associated with the estimated selling price of Stamps earned by customers towards free product as each Stamp is earned, and a corresponding contract liability is established within loyalty program liability on the accompanying consolidated balance sheets. The estimated selling price of each Stamp earned is based on the estimated value of the product for which the reward is expected to be redeemed, net of

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
Stamps not expected to be redeemed, based on historical redemption patterns. Stamps did not expire. As a result of the COVID-19 pandemic beginning in March 2020, the Company discontinued new Stamps. The Company continued to redeem previously earned Stamps through March 2021. In January 2021, the Company developed a new loyalty program in which the customer earns rewards through use of the Company’s mobile app that can be redeemed for free product. The Company defers revenue as rewards are earned under the new loyalty program.
The Company also operates a gift card program and maintains a gift card contract liability for gift cards sold, recognizing revenue from gift cards when a gift card is redeemed. Gift cards do not have an expiration date or a service fee causing a decrement to the customer balance. Based on historical redemptions rates, a portion of gift cards is not expected to be redeemed and will be recognized as breakage over time in proportion to gift card redemptions. The redemption rates are based on historical redemption patterns. Breakage recognized for the years ended December 31, 2019 and 2020 was $95 and $169, respectively.
Deferred revenue activity related to the loyalty and gift card programs was as follows:

	Year ended December 31,
	2019	2020
Balance at beginning of year	$4,532	$8,768
Revenue recognition adoption impact	1,479	—
Revenue deferred - card activations and Stamps earned	31,173	22,165
Revenue recognized - card and Stamp redemptions and breakage	(28,416)	(20,357)
	8,768	10,576
Less current portion	7,053	9,543
	$1,715	$1,033
Franchising Revenue
Franchise royalties are computed as a percentage of net franchise sales in most cases, and as a flat monthly fee in other cases. The royalty fee is charged for continuing support of franchisees for training, marketing, and operations services provided by the Company. These services are highly interrelated and so are not individually distinct performance obligations. As a result, these are accounted as a single performance obligation. Revenue from franchise royalties is recognized on a monthly basis.
The Company receives marketing fees from franchisees which are used to promote the Dutch Bros brand. Contributions are based on a percentage of monthly shop sales. Marketing fees are billed monthly. Marketing fees are recognized as revenue and included in franchising and other revenues, while expenditures are included in selling, general, and administrative expenses, on the accompanying consolidated statements of income. Expenditures of the funds collected as marketing fees include payments to third parties, personnel expenses, and allocated costs. At each reporting date, to the extent receipts exceed related marketing expenditures on a cumulative basis, the excess fees collected are recorded in accrued expenses in the accompanying consolidated balance sheets. At December 31, 2019 and 2020, there were no excess marketing fees recorded in accrued liabilities as cumulative expenditures exceeded contributions.
Revenue from the sale of individual franchises (“franchise fees”) are recognized ratably over the term of the contract, generally ten years, rather than at the time the shop is opened or a successive contract commences. Consideration received in advance of performing all significant services is included in initial franchise deposits and recorded as a contract liability. Deferred franchise fees for shops expected to open within a year and one year of amortization of the initial franchise fees are recorded as a contract liability and classified as a current liability.
Franchising and Other Revenues
Franchising and Other revenues, including coffee bean sales, Dutch Bros. Blue Rebel beverage sales, accessories and other sales, are recognized on the date of delivery, net of returns. Retail revenues, including retail

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
coffee and other food and beverage sales, are recognized at the date of sale, net of returns. Other revenue consists of sales of products through the Company website and are recognized at the point of time of shipment to customers, net of returns.
Deferred Revenues
Deferred revenue primarily consists of the unredeemed gift card liability and unredeemed stamp card liability with our loyalty program discussed above. Deferred revenue also includes advance customer payments and bean and beverage sales to distributors where the performance obligation has not yet been satisfied as control has not transferred to the customer. As of December 31, 2019 and 2020, this represents $0 and $2,815 of deferred revenue, respectively. Deferred revenue also includes initial unearned franchise fees from franchisees of $2,751 and $2,547 as of December 31, 2019 and 2020, respectively. Revenue recognized from initial unearned franchise fees totaled $444 and $496 for the years ended December 31, 2019 and 2020, respectively. Future amortization of initial unearned franchise fees is as follows for years ending December 31:

Years ending December 31:
2021	$464
2022	428
2023	370
2024	308
2025	254
Thereafter	723
$2,547
(l)Freight Expense
The Company includes freight costs related to products sold and purchased in cost of sales on the accompanying consolidated statements of income. Total freight expense for the years ended December 31, 2019 and 2020 was $2,571 and $3,224, respectively.
(m)Consideration from Vendors
The Company has entered into food and beverage supply agreements with certain major vendors. Pursuant to the terms of these arrangements, rebates are provided to the Company from the vendors based upon the dollar value of purchases for company-owned shops and franchised shops. These incentives are recognized as earned throughout the year and are classified as a reduction of cost of sales in the accompanying consolidated statements of income. The incentives recognized were $17,140 and $25,630 during the years ended December 31, 2019 and 2020, respectively.
(n)Advertising Expense
Advertising costs are expensed as they are incurred. Most franchise shops contribute to an advertising fund that the Company manages on behalf of the shops. Under the franchise agreement, the contributions received must be spent on marketing, creative efforts, media support, or other related purposes specified in the agreement. The expenditures are primarily amounts paid to third parties but may also include personnel expenses and allocated costs. Advertising expense totaled $13,723 and $18,047 for the years ended December 31, 2019 and 2020, respectively.
(o)Equity-Based Compensation
The Company has granted time-vesting and performance-based profits interest units (“PI Units”) in Dutch Mafia, LLC to certain employees. The PI Units pay out upon the occurrence of a liquidation event or sale of the Company, and do not participate until a specified distribution threshold per unit is reached (“Distribution Threshold”). The PI Units require cash settlement and do not represent any kind of legal equity interest in the

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
Company. Accordingly, the PI Units are accounted for as liability-classified awards and require initial and subsequent measurement at fair value. A liability for the PI Units is recorded at fair value at the end of each reporting period. The change in fair value from the prior period is recorded as current period equity-based compensation expense in selling, general and administrative expense on the accompanying consolidated statements of income.
The cost of the time-vesting PI Units is recognized as expense over the employee’s requisite service period, which coincides with the vesting period of the award. For performance-based PI Units, if and when the achievement of the predetermined performance criteria becomes probable, expense is recognized. The Company accounts for forfeitures as they occur.
(p)Income Taxes
The Company, except for subsidiary DB Management Corporation, are limited liability companies and are treated as pass-through entities for federal income tax purposes. Accordingly, no recognition has been given to federal income taxes in the accompanying consolidated financial statements since each company’s income or loss is attributable to the members of the Company.
The Company files income tax returns in the U.S. federal and various state jurisdictions. Management believes that the Company does not have any entity level uncertain tax positions.
DB Management Corporation’s income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. Changes in income tax rates are accounted for through the provision for income taxes in the period such changes are enacted. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. DB Management Corporation evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary.
DB Management Corporation recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Management does not believe DB Management Corporation has any entity level uncertain tax positions requiring accrual. DB Management Corporation recognizes interest related to unrecognized tax benefits and penalties in income tax expense.
In 2019, the State of Oregon enacted a Corporate Activity Tax (“CAT”) that is applicable to all business with annual Oregon gross revenues in excess of $1,000. The CAT is in addition to the state’s corporate income tax and imposes a 0.57% tax on certain Oregon gross receipts less a reduction for a portion of cost of sales or labor. The CAT legislation became effective September 29, 2019 and applies to calendar years beginning January 1, 2020. The expense associated with the CAT of $641 in 2020 is a component of income tax expense on the accompanying consolidated statements of income. There was no CAT for 2019.
(q)Shop Pre-opening Costs
Pre-opening costs incurred with the opening of new Company-owned shops are expensed as incurred. These costs include rent expense, wages, benefits, travel and lodging for the training and opening management teams, and beverage and other shop operating expenses incurred prior to a shop opening for business and are included in cost of sales on the accompanying statements of income.
(r)Fair Value Measurements
The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
Company categorizes assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below. The three levels of the hierarchy are defined as follows:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Inputs that are both unobservable and significant to the overall fair value measurements reflecting an entity's estimates of assumptions that market participants would use in pricing the asset or liability.
The Company’s consolidated financial statements include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, for which the carrying amounts approximate fair value due to their short-term maturity. The fair value of the Company’s term loans described in note 8 is approximately $29,000 as of December 31, 2020 based on current market rates. The Company estimated the fair value of the term loans using quoted market prices which are Level 2 inputs within the fair value hierarchy that is described above. The fair value of the Company’s variable-rate revolving loan approximates its carrying amount as the Company’s cost of borrowing is variable and approximates current market prices.
(s)Recent Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued Accounting Standards Updated (“ASU”) No. 2016-02, “Leases (Topic 842).” The pronouncement requires lessees to recognize a liability for lease obligations, which represent the discounted obligation to make future minimum lease payments, and a corresponding right-of-use asset on the balance sheet. The guidance requires disclosure of key information about leasing arrangements which are intended to give financial statement users the ability to assess the amount, timing, and potential uncertainty of cash flows related to leases. The Company expects to adopt the requirements of the new lease standard effective January 1, 2022. Management is currently evaluating the provisions of the new lease standard, including optional practical expedients, and assessing the Company’s existing lease portfolio in order to determine the impact to its accounting systems, processes and internal control over financial reporting. The adoption of ASU 2016-02 will have a significant impact on the Company’s consolidated balance sheets because it will record material assets and obligations for current operating leases. Management is still assessing the expected impact on the consolidated balance sheets, statements of income and cash flows.
In January 2017, the FASB issued ASU No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The amendments in this update simplify the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The amendment should be applied on a prospective basis. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. The amendments in ASU 2017-04 are to be applied on a prospective basis. and the adoption is not expected to have a material impact on the Company's consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For accounts receivables and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022. Application of the amendments is through a

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
cumulative-effect adjustment to retained earnings as of the effective date. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
(3)Shop Acquisitions
The Company purchased the franchise rights and assets of one coffee shop back from a franchisee in Oregon and five coffee shops back from a franchisee in Colorado during the years ended December 31, 2019 and 2020, respectively. The following table summarizes the allocations of the purchase prices to the estimated fair values of assets acquired and liabilities assumed as a result of these acquisitions:

	2019	2020
Acquisition consideration
Cash paid	$530	$5,094
Equipment and fixtures	47	314
Inventory	9	79
Other assets	1	14
Reacquired franchise rights	252	3,437
Other liabilities	(12)	(96)
Gift card liability	(52)	(198)
Net assets acquired	245	3,550
Goodwill	$285	$1,544
Reacquired franchise rights acquired have weighted average useful lives of 7.6 and 4.7 years at the time of purchase for the years ended December 31, 2019 and 2020, respectively. The excess of the purchase price over the aggregate fair value of assets acquired was allocated to goodwill and is attributable to the benefits expected as a result of the acquisition, including sales and growth opportunities and is expected to be fully deductible for tax purposes. Goodwill is allocated entirely to the Company-owned shops segment.
The fair value measurement of tangible and intangible assets and liabilities as of the acquisition date is based on significant inputs not observed in the market and thus represents a Level 3 fair value measurement. Fair value measurements for reacquired franchise rights were determined using the income approach. Fair value measurements for property and equipment were determined using the cost approach.
The following table reflects the unaudited pro forma results of the Company and the five coffee shops purchased in 2020 as if the acquisitions had taken place as of January 1, 2019:

	2019	2020
Revenue	$244,797	$333,751
Net income	28,404	7,190
The results of the five coffee shops operations are included in the Company’s consolidated statements of income beginning on the date of acquisition. Revenues of $2,008 and net income of $136 are included in the Company’s consolidated statements of income for the year ended December 31, 2020.

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
(4)Inventory
Inventory, net consists of the following as of December 31:

	2019	2020
Raw materials	$1,408	$5,004
Finished goods	9,507	10,576
	$10,915	$15,580
(5)Intangible Assets and Goodwill
(a)Goodwill
The following is a summary of goodwill balances and activity:

Balance at December 31, 2018	$16,246
Business combinations	285
Balance at December 31, 2019	16,531
Business combinations	1,544
Balance at December 31, 2020	$18,075
(b)Intangible Assets
The Company’s definite-lived intangible assets consist of reacquired franchise rights recorded as part of the Company’s acquisitions of franchised shops and are as follows as of December 31:

	2019
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets:
Reacquired franchise rights	5.13 yrs.	$18,563	8,016	10,547

	2020
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets:
Reacquired franchise rights	4.17 yrs.	$22,000	10,677	11,323
Amortization expense for reacquired franchise rights was $2,331 and $2,665 for the years ended December 31, 2019 and 2020, respectively. The estimated future amortization expense of these intangible assets for the five succeeding fiscal years and the aggregate thereafter as of December 31, 2020 is as follows:

Years ending December 31:
2021	$3,143
2022	2,725
2023	2,473
2024	1,783
2025	860
Thereafter	339
$11,323

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
(6)Property and Equipment
Property and equipment, net, consists of the following:

	December 31
	2019	2020
Buildings	$55,244	$112,106
Land	4,211	4,211
Vehicles	13,751	13,751
Equipment and fixtures	22,204	36,454
Software	1,052	2,995
Leasehold improvements	9,957	15,228
Construction-in-progress	19,463	15,437
	125,882	200,182
Less accumulated depreciation	(22,706)	(34,759)
	$103,176	$165,423
Depreciation expense for the years ended December 31, 2019 and 2020 was $7,340 and $12,877, respectively. Depreciation expense includes $6,243 and $11,426 which is included in cost of sales in the accompanying statements of income for the years ended December 31, 2019 and 2020, respectively.
(7)Leases
As of December 31, 2020, the Company is obligated under multiple capital leases for buildings that expire at various dates through 2035. Amounts reported in the accompanying consolidated balance sheets as of December 31, 2019 and 2020 were as follows:

	2019	2020
Capital leases:
Buildings	$24,991	$56,283
Accumulated amortization	(3,830)	(6,104)
	$21,161	$50,179
Future minimum lease payments under noncancelable operating leases and capital lease obligations were as follows at December 31, 2020:

	Capital	Operating
2021	$5,226	$9,083
2022	5,248	8,884
2023	5,123	8,539
2024	5,254	8,261
2025	5,475	8,018
Thereafter	51,440	82,473
Total	$77,766	$125,258
Less imputed interest	(25,798)
Present value of minimum capital lease payments	51,968
Less current portion of capital lease obligations	(2,331)
Capital lease obligations, net of current portion	$49,637

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
Rent expense was $5,002 and $7,999 for the years ended December 31, 2019 and 2020, respectively.
The Company has sale and leaseback transactions that do not qualify for sale-leaseback accounting because of deemed continuing involvement by the Company, which results in the transaction being recorded under the financing method. Under the financing method, the assets remain on the consolidated balance sheets and the proceeds from the transactions are recorded as a financing liability. A portion of lease payments are applied as payments of deemed principal and imputed interest. The deemed landlord financing liability was $2,157 and $4,155 as of December 31, 2019 and 2020, respectively, with the liability included in capital lease obligations in the accompanying consolidated balance sheets.
(8)Debt
Secured Credit Facility
On May 16, 2018, the Company entered into a $70,000 amended secured credit facility (the “Credit Facility”) consisting of a $40,000 term loan and a $30,000 revolving credit facility, which includes a $3,000 letter of credit sub-facility and a $3,000 swing-line loan sub-facility. Closing fees of $294 were incurred as a result of this transaction and are amortized over the duration of the facility. Each draw on the term loan has a maturity date of 10 years from the draw down date. The term loans are scheduled to mature through October 2030 and loans made under the revolving credit facility were scheduled to mature May 16, 2021. In May 2021, the Company entered into a new facility, see Note 15.
Each term loan bears interest during the first five years of its term at the treasury rate most recently published on or prior to the date such term loan is drawn, plus 2.25%, and bear interest during the second five years of its term at the treasury rate most recently published on or prior to the date five years after the date such term loan is drawn, plus 2.25%.
The revolving loan bears interest at the Prime Rate less 0.50%, adjusted as of each date on which the Prime Rate changes. The interest rate on the revolving loan was 4.75% and 2.75% at December 31, 2019 and 2020, respectively. The total balance on the revolving credit facility as of December 31, 2019 and 2020 was $0 and $15,000, respectively. At December 31, 2020, there was $15,000 available under the revolving credit facility.
The obligations under the Credit Facility are guaranteed by certain subsidiaries of the Company and are secured by substantially all assets of the Company and subsidiaries. The Credit Facility also contains financial, affirmative and negative covenants that are typical for loan facilities of this type, including (i) maintaining a consolidated fixed charge coverage ratio equal to or greater than 1.5x, (ii) maintaining a consolidated net leverage ratio equal to or less than 2.25x, and (iii) covenants that, among other things, restrict the Company’s ability and the ability of its subsidiaries to incur indebtedness, issue certain types of equity, incur liens, enter into fundamental changes, including mergers and consolidations, sell assets, make dividends, distributions and investments, and prepay subordinate indebtedness, subject to customary exceptions. The Company was in compliance with the financial covenants as of December 31, 2020.
Note Payable
In 2017, the Company entered into an unsecured note payable with a former franchisee for a principal balance of $1,034 which bears interest at a rate of 6% and matures April 1, 2027.
Debt consists of the following as of December 31:

	2019	2020
Term loans under credit facility:
4.95% term loan, due May 2022	$695	$417
4.95% term loan, due June 2025	2,258	1,893
4.95% term loan, due October 2026	2,038	1,781

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)

4.95% term loan, due March 2027	1,914	1,692
4.95% term loan, due September 2027	4,828	4,306
5.32% term loan, due November 2028	3,892	3,544
5.07% term loan, due May 2028	6,253	5,644
5.07% term loan, due May 2028	874	789
5.07% term loan, due May 2028	874	789
2.49% term loan, due October 2030	—	5,173
4.95% term loan, due May 2025	1,731	1,444
Note payable	816	724
	26,173	28,196
Less: loan origination fees	(139)	(41)
Less: current portion	(3,153)	(3,788)
	$22,881	$24,367
Future annual maturities of debt are as follows for years ending December 31:

2021	$3,788
2022	3,794
2023	3,847
2024	4,033
2025	3,780
Thereafter	8,954
$28,196
(9)Members’ Deficit
The Company has authorized and issued 10,000,000 common units. All common units are held by a single individual or entities controlled by the individual. On September 28, 2018, the Company sold 4,990,000 redeemable common units for $71.28 per unit for net proceeds of $359,105. As of December 31, 2019 and 2020, 4,990,000 redeemable units are issued and outstanding and 5,010,000 common units were issued and outstanding. The redeemable units share in the Company’s income and losses with the common units.
The rights and privileges of the redeemable units and common units are as follows:
Voting
Each Redeemable Unit and common unit is entitled to one vote per unit.
Distributions
The holders of the redeemable units will have the same right to distributions as the common units, pro rata in accordance with the number of redeemable units and common units held by each holder.
Board Representation
The Board comprises five managers. The majority investor appoints three managers to the Board, including the chairman of the Board. The holder of the redeemable units appoints two managers to the Board. Each manager has one vote on all matters put before the Board, with the exception of the Chairman who has five votes on all matters.

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
Redemption
The holders of the redeemable units have a put option that requires the Company to acquire all of the outstanding redeemable units by payment of cash any time on or after September 28, 2025. Accordingly, these redeemable units subject to possible redemption are presented as temporary equity, outside of the members’ deficit section of the accompanying consolidated balance sheets at the units’ estimated redemption amount. The estimated redemption amount is based on the full equity value of the Company unless the amount payable is in excess of three times the initial investment in which case the redemption is reduced by fifteen percent subject to a floor of three times the initial investment. The redeemable unit holders are entitled to an additional redemption cash payment equal to any increase in fair value implied by a company sale, initial public offering or any other material transaction for two years following the exercise of the put option. The holder of the common units has the right, any time on or after September 28, 2024, to require the Company to acquire all the outstanding redeemable units by payment of cash equal to the put option redemption amount described above.
After adjusting for the increase in redemption value of redeemable common units the net loss available to common unit holders is as follows:

	2019	2020
Net income	$28,386	$5,725
Less: Increase in redemption value of redeemable common units	(402,843)	(598,051)
Net loss available to common unit holders	$(374,457)	$(592,326)
(10)Commitments and Contingencies
Purchase Obligations
The Company enters into fixed-price and price-to-be fixed green coffee purchase commitments. For both fixed-price and price-to-be fixed purchase commitments, the Company expects to take delivery of green coffee and to utilize the coffee in a reasonable period of time in the ordinary course of business. Such contracts are used in the normal purchases of green coffee and not for speculative purposes. The Company does not enter into futures contracts or other derivative instruments.
Guarantees
The Company periodically provides guarantees to franchisees for lease payments. Annually, the Company determines if a liability needs to be recorded related to these guarantees. As of December 31, 2020, the Company has guaranteed $1,896 in franchisee lease payments and has not established a liability for these guarantees as any liability arising from the guarantees is not material to the consolidated financial statements.
Legal Proceedings
The Company is a party to legal actions arising in the ordinary course of its business. These claims, legal proceedings and litigation principally arise from alleged casualty, employment, and other disputes. In determining loss contingencies, the Company considers the likelihood of loss as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recognized when it is considered probable that a liability has been incurred and when the amount of loss can be reasonably estimated. While any claim, proceeding or litigation has an element of uncertainty, the Company believes the outcome of any of these that are pending or threatened will not have a material adverse effect on its financial condition, results of operations, or cash flows.
(11)Related Party Transactions
The Company donated $1,500 and $5,848 for the years ended December 31, 2019 and 2020, respectively, to Dutch Bros Foundation, a not-for-profit founded by the Company that provides philanthropy to coffee farmers and local communities and for which the Company’s chief executive officer serves on the board of directors.

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
(12)Profits Interest Units
The Company has granted PI Units to employees in accordance with the LLC Agreement which are liability classified given history of cash settlement upon grantee employment termination. The LLC Agreement allows the board of managers to grant up to 1,111,111 PI Units to eligible individuals. The estimated fair value of the PI Units at December 31, 2019 and 2020 was derived using the option-pricing method, which treats the various interests in the Company as call options with exercise prices determined based on their respective rights to participate in distributions by the Company. Because there has been no public market for the Company’s common units, the board of managers has estimated the price of the Company’s equity based upon several factors, including, but not limited to, third-party valuations and the Company’s operating and financial performance. These valuations were performed in accordance with the American Institute of Certified Public Accountants’ Audit and Accounting Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation.
The enterprise value of the Company was determined using various valuation methods including a combination of the income and market approach. The income approach estimates value based on the expectation of future cash flows that the Company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies or those with similar business operations and is adjusted to reflect the risks inherent in the estimated cash flows. The market approach estimates value based on a comparison to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to financial forecasts to estimate the value of our company. The third-party valuations took into consideration several factors, including:
•the Company’s stage of development and revenue growth;
•the state of the industry and the economy;
•the lack of marketability of the Company’s common units; and
•the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of the Company, given prevailing market conditions.
The assumptions used for the option pricing model at December 31 were as follows:

	2019	2020
Risk-free interest rate	1.64%	0.09%
Expected volatility	33.40%	46.94%
Expected term (in years)	4.00	0.75
Dividend yield	0.00%	0.00%
Discount for lack of marketability	21.6% - 29.7%	11.6% - 20.1%
The expected term was based on the anticipated time to liquidity. The risk-free interest rate has been determined based on the yields for U.S. Treasury securities for a period approximating the expected term. The expected volatility has been estimated based on the volatilities using a weighted peer group of companies that are deemed to be similar to the Company and is calculated using the expected term of the PI Units granted. The dividend rate is based on the historical rate, which the Company anticipated to remain at zero at the valuation date.
The Company issued time-vesting PI Units and performance-vesting PI Units. PI Units are awarded with a Distribution Threshold whereby, they only participate in distributions to equity holders that exceed the Distribution Threshold, as defined in the Management Incentive Plan. The weighted average Distribution Threshold of time-vesting PI Units was $71.89 and $72.85 at December 31, 2019 and 2020, respectively.
The time-vesting PI Units generally vest 20% annually over five years following the vesting commencement date, subject to continued employment of the grantee.

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
A summary of the liability-classified time-vesting PI Units for the year ended December 31, 2020 is as follows:

PI Units outstanding	Time- vesting PI Units	Weighted- average reporting date fair value	Weighted- average Distribution Threshold
Balance, December 31, 2019	480,552	$72.16	71.89
Granted	65,222	—	79.80
Forfeited	(4,167)	—	71.76
Balance, December 31, 2020	541,607	$208.35	72.85
Vested, December 31, 2020	95,277	$209.30
Equity-based compensation expense related to the time-vesting PI Units was $6,758 and $35,087 for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, the unrecognized compensation expense related to unvested time-vesting PI Units was $71,010, which will be recognized over the remaining weighted-average vesting period of 3.14 years. During 2019 and 2020, cash paid to redeem PI Units was $0 and $6, respectively.
Performance-vesting PI Units only vest upon meeting the applicable performance criteria which are linked to a liquidation event if cash proceeds received by holders of the units is greater than $200 per PI Unit, provided the grantee remains employed through the liquidation event. Any performance-vesting PI Units that do not vest in connection with a liquidation event will immediately be forfeited without any further action and no consideration will be due to the holder.
A summary of the liability-classified performance-vesting PI Units activity for the year ended December 31, 2020 is as follows:

PI Units outstanding	Performance- vesting PI Units	Weighted- average Distribution Threshold
Balance, December 31, 2019	230,552	$72.04
Granted	65,222	79.80
Forfeited	(4,166)	71.76
Balance, December 31, 2020	291,608	73.78
Vested and expected to vest, December 31, 2020	—
As the performance criteria have not been achieved, and the achievement of the performance criteria has not been deemed to be probable at any time up to and including December 31, 2020, no compensation expense was recorded related to the performance-vesting PI Units. As of December 31, 2020, unrecognized compensation expense related to unvested performance-vesting PI Units was $26,870.
(13)Employee Benefit Plans
The Company established a 401(k) profit-sharing plan that covers substantially all employees of the Company having completed one year of employment and who are 21 years of age. Contributions to the plan are determined by each participant and are made through the Company, which contributes a portion of each participant’s compensation by the means of an elective deferral. The Company matches 100% of employee contributions, up to 4% of eligible compensation deferred to the plan. The total employer contributions to the plan for the years ended December 31, 2019 and 2020 were $446 and $759, respectively.

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
(14)Segment Information
In accordance with ASC 280, “Segment Reporting,” the Company uses the management approach for determining its reportable segments. The management approach is based upon the way management reviews performance and allocates resources. The Company has identified its chief executive officer (“CEO”) as its chief operating decision maker (“CODM”). The Company’s CEO evaluates the financial performance of the Company based on two reportable segments: Company-operated Shops and Franchising and other. The Company-operated Shops segment represents coffee shop sales to customers. The Franchising and other segment represents bean and product sales to franchisees and includes the initial franchise fees, royalties, marketing fees, and lease income.
The CODM reviews segment performance and allocates resources based upon segment EBITDA, which is defined as GAAP earnings before selling, general and administrative expenses, other income (expense), interest, taxes, depreciation and amortization. Selling, general and administrative expenses primarily consist of the Company’s unallocated corporate expenses. Unallocated corporate expenses include corporate administrative functions that support the operating segments but are not directly attributable to or managed by any segment and are not included in the reported financial results of the operating segments.
All segment revenue is earned in the United States and there are no intersegment revenues. As the CODM is not provided with asset information by segment, assets are reported only on a consolidated basis.
Below is the financial information for the Company’s reportable segments for the years ended December 31:

	2019	2020
Revenue:
Company-operated shops	$151,543	$244,514
Franchising and other	86,825	82,899
Total segment revenue	238,368	327,413
Cost of Sales:
Company-operated shops	125,244	184,146
Franchising and other	17,063	27,513
Total cost of sales	142,307	211,659
Segment EBITDA
Company-operated shops	33,795	70,104
Franchising and other	70,839	59,736
Total segment EBITDA	104,634	129,840
Depreciation and amortization
Company-operated shops	7,496	9,737
Franchising and other	1,077	4,349
Total depreciation and amortization	8,573	14,086
Selling, general and administrative	(65,764)	(105,087)
Interest expense, net	(2,346)	(3,736)
Other income (expense)	524	(363)
Income before income taxes	$28,475	$6,568
No customer represents more than 10% of total accounts receivable or revenues as of and for the years ended December 31, 2019 and 2020.

DUTCH MAFIA, LLC AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2019 and 2020
(in thousands, except unit and per unit data)
(15)Subsequent Events
Acquisition
In April 2021, the Company purchased the franchise rights and assets of three coffee shops back from a franchisee in Washington for $2,650. The allocation of the purchase price consideration to assets and liabilities is not yet finalized.
Credit Facility
In May 2021, the Company entered into a new credit facility with a total capacity of $350,000, of which $150,000 is available for revolving loans and $200,000 is available for term loans, all of which have a maturity date of May 2026. The new credit facility also includes a $30,000 letter of credit sub-facility and a $10,000 swing-line loan sub-facility Upon entering into the new credit facility, the Company drew $25,000 in revolving loans and $200,000 in term loans, and the existing credit facility was repaid and terminated.
Dividend
In May 2021, the Company paid a dividend totaling $200,000 to the members.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Unless otherwise indicated, all references to “Dutch Bros Inc.,” the “company,” “we,” “our,” “us” or similar terms refer to Dutch Bros Inc. and its subsidiaries.
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal and other advisory fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*
__________________
*To be provided by amendment.
Item 14. Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect immediately prior to the completion of this offering provide that we will indemnify our directors and executive officers and permit us to indemnify our other officers, employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.
We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was a director, executive officer, employee or agent of Dutch Bros Inc., provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the best interest of Dutch Bros Inc. At present, there is no pending litigation or proceeding involving a director or executive officer of Dutch Bros Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.
We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.
The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.
None.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits.
The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation of Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect immediately prior to the completion of the offering.

3.3*	Bylaws of Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect immediately prior to the completion of the offering.

4.1*	Form of Common Stock Certificate.

5.1*	Opinion of Cooley LLP.

10.1*	Form of Third Amended and Restated Limited Liability Company Agreement of Dutch Mafia, LLC, to be in effect immediately prior to the closing of this offering.

10.2*	Form of Director and Officer Indemnification Agreement.

10.3*	Form Registration Rights Agreement, by and between the Registrant and the Sponsor to be in effect immediately after the closing of the offering.

10.4*	Form Stockholders Agreement, by and between the Registrant and the Sponsor to be in effect immediately after the closing of the offering.

10.5*	Form of Tax Receivable Agreement (Reorganization), to be in effect immediately prior to the closing of this offering.

10.6*	Form of Tax Receivable Agreement (Exchanges), to be in effect immediately prior to the closing of this offering.

10.7+*	2021 Equity Incentive Plan.

10.8+*	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2021 Equity Incentive Plan.

10.9+*	Form of Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement under the 2021Equity Incentive Plan.

10.10+*	2021 Employee Stock Purchase Plan.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

23.3*	Consent of Quantitative Analysis, dated June 8, 2021.

24.1*	Power of Attorney (included on signature page to this registration statement).
__________________
*To be filed by amendment.
+                Indicates management contract or compensatory plan.

a.Financial Statement Schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Grants Pass, State of Oregon, on                    , 2021.

Dutch Bros Inc.

By:
Name:	Joth Ricci
Title:	Chief Executive Officer and President
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joth Ricci and Charles L. Jemley, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and President (Principal Executive Officer)
Joth Ricci

Executive Chairman
Travis Boersma

Chief Financial Officer (Principal Financial and Accounting Officer)
Charles L. Jemley

Director
Thomas Davis

Director
Charles Esserman

Director
Kathryn George

Director
Blythe Jack
II-4